JOINT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETINGS OF SHAREHOLDERS OF

PENINSULA RESOURCES LTD.

AND

ZODIAC EXPLORATION CORP.

TO BE HELD ON SEPTEMBER 28, 2010

CONCERNING THE PROPOSED BUSINESS COMBINATION OF PENINSULA AND ZODIAC

August 27, 2010

These materials are important and require your immediate attention. They require you to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

Neither the TSX Venture Exchange nor any securities regulatory authority has in any way passed upon the merit of the transaction described in this information circular.

PENINSULA RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Peninsula Meeting”) of the shareholders of Peninsula Resources Ltd. (“Peninsula”) will be held on September 28, 2010 at 10:00 a.m. (Vancouver time) at the offices of Fasken Martineau DuMoulin LLP, 2900 – 550 Burrard Street, Vancouver, British Columbia, Canada for the following purposes:

1.

To receive the report of the directors of Peninsula;

2.

To receive the audited financial statements of Peninsula for the financial year ended June 30, 2010 and the report of the auditor thereon;

3.

To appoint the auditor for the ensuing year at a remuneration to be fixed by the directors;

4.

To fix the number of directors of Peninsula for the ensuing year at four (4);

5.

To elect four (4) directors to hold office until the close of the next annual general meeting of shareholders of Peninsula;

6.

To consider and, if thought appropriate, to pass a resolution (the “2010 Stock Option Plan Resolution”) approving the 2010 Stock Option Plan, the details of which are set out in the attached Joint Information Circular (the “Circular”);

7.

To consider and, if thought appropriate, to pass, with or without amendment, an ordinary resolution (the “Transaction Resolution”) approving the acquisition of 100% of the issued and outstanding shares of Zodiac Exploration Corp. (“Zodiac”) in exchange for shares of Peninsula, on a 1.45 Peninsula shares for 1.0 Zodiac share basis, in connection with a plan of arrangement involving Zodiac, Peninsula and Peninsula’s wholly-owned subsidiary, 1543081 Alberta Ltd. (the “Arrangement”), under Section 193 of the Business Corporations Act (Alberta), the details of which are set out in the Circular;

8.

To consider and, if thought appropriate, to pass, with or without amendment, a special resolution (the “Continuance Resolution”) approving the continuance of Peninsula from the Province of British Columbia to the Province of Alberta (the “Continuance”), the details of which are set out in the Circular;

9.

To consider and, if thought appropriate, to pass, with or without amendment, a special resolution (the “Name Change Resolution”) authorizing the change of Peninsula’s name to “Zodiac Exploration Inc.” or such other name as Zodiac may approve, the details of which are set out in the Circular; and

10.

To transact such further or other business as may properly come before the Peninsula Meeting or any adjournment or postponement thereof.

The Circular contains the full text of the 2010 Stock Option Plan Resolution, the Transaction Resolution, the Continuance Resolution and the Name Change Resolution and provides additional information relating to the subject matter of the Peninsula Meeting, including the Arrangement.  In order to become effective, the Continuance Resolution and the Name Change Resolution must be approved by at least 75% of the votes cast by Peninsula shareholders present in person or by proxy at the Peninsula Meeting.

Also accompanying this Notice of Meeting are: (1) a form of proxy and notes to proxy; and (2) a financial statement request form.

The Board of Directors of Peninsula have fixed August 26, 2010 as the record date for the determination of shareholders of Peninsula entitled to receive this Notice of Meeting and to attend and vote at the Peninsula Meeting.

If you are a registered shareholder and are unable to attend the Peninsula Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Peninsula Meeting or any adjournment thereof, unless the chair of the Peninsula Meeting elects to exercise his discretion to accept proxies deposited subsequently.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Peninsula Meeting, either in person or by proxy.

Pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”), Peninsula shareholders are entitled to exercise rights of dissent in respect of the proposed Continuance and to be paid fair value for common shares of Peninsula (“Peninsula Shares”).  Holders of Peninsula Shares wishing to dissent with respect to the Continuance must send a written objection to Peninsula at its registered office at Suite 2110, 1177 West Hastings Street, Vancouver, British Columbia V6E 2K3, Attention:  Len Guenther two days prior to the date of the Peninsula Meeting, such that the written objection is received by Peninsula no later than 4:00 p.m. (Vancouver time) on Friday, September 24, 2010, in order to be effective.

A Peninsula shareholder’s right to dissent is more particularly described in the Circular and the text of sections 237 through 247 of the BCBCA is reproduced as Schedule “F” to the Circular.  Failure to strictly comply with these requirements may result in the loss of any right of dissent.  Persons who are beneficial owners of Peninsula Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent.

Accordingly, a beneficial owner of Peninsula Shares desiring to exercise the right of dissent must make written arrangements for the Peninsula Shares beneficially owned to be registered in his name prior to the time the written objection to the Continuance Resolution is required to be received by Peninsula or, alternatively, make arrangements for the registered holder of such shares to dissent on his behalf.

DATED at Vancouver, British Columbia, this 27th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

OF PENINSULA RESOURCES LTD.

(signed) Graham Reveleigh, President

ZODIAC EXPLORATION CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that pursuant to an order of the Court of Queen’s Bench of Alberta dated August 20, 2010 (the “Interim Order”), the annual and special meeting (the “Zodiac Meeting”) of the shareholders of Zodiac Exploration Corp. (“Zodiac”) will be held on September 28, 2010 at 9:00 a.m. (Calgary time) at 1000, 250 – 2nd Street S.W., Calgary, Alberta, Canada for the following purposes:

1.

To receive the audited financial statements of Zodiac for the financial year ended December 31, 2009 and the report of the auditor thereon;

2.

To appoint the auditor for the ensuing year at a remuneration to be fixed by the directors;

3.

To fix the number of directors of Zodiac for the ensuing year at five (5);

4.

To elect five (5) directors to hold office until the close of the next annual general meeting of shareholders of Zodiac;

5.

To consider and, if thought appropriate, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) (the “ABCA”), the details of which are set out in the attached Joint Information Circular (the “Circular”); and

6.

To transact such further or other business as may properly come before the Zodiac Meeting or any adjournment or postponement thereof.

The accompanying Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Zodiac Meeting, including the Arrangement.  In order to become effective, the Arrangement Resolution must be approved by at least two thirds of the votes cast by Zodiac shareholders present in person or by proxy at the Zodiac Meeting.

Also accompanying this Notice of Meeting is a form of proxy and notes to proxy.

The Board of Directors of Zodiac have fixed August 26, 2010 as the record date for the determination of shareholders of Zodiac entitled to receive this Notice of Meeting and to attend and vote at the Zodiac Meeting.

If you are a registered shareholder and are unable to attend the Zodiac Meeting in person, please complete, sign, date and return the enclosed form of proxy.  A proxy will not be valid unless the completed form of proxy is received by Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, or by fax at 1-403-265-1455, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Zodiac Meeting or any adjournment thereof, unless the chair of the Zodiac Meeting elects to exercise his discretion to accept proxies deposited subsequently.

If you are a non-registered shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose your right to vote at the Zodiac Meeting, either in person or by proxy.

Pursuant to the Interim Order and the ABCA, Zodiac shareholders are entitled to exercise rights of dissent in respect of the proposed Arrangement and to be paid fair value for common shares of Zodiac (“Zodiac Shares”).  Holders of Zodiac Shares wishing to dissent with respect to the Arrangement must send a written objection to Zodiac in care of Davis LLP at 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1, Attention:  Trevor Wong-Chor prior to the time of the Zodiac Meeting, such that the written objection is received by Zodiac no later than 4:00 p.m. (Calgary time) on Monday, September 27, 2010 or by 4:00 p.m.  (Calgary time) on the business day prior to the date on which any adjournment of the Zodiac Meeting is held, in order to be effective.

A Zodiac shareholder’s right to dissent is more particularly described in the Circular and the text of section 191 of the ABCA is reproduced as Schedule “D” to the Circular.  Failure to strictly comply with these requirements may result in the loss of any right of dissent.  Persons who are beneficial owners of Zodiac Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such shares are entitled to dissent.

Accordingly, a beneficial owner of Zodiac Shares desiring to exercise the right of dissent must make written arrangements for the Zodiac Shares beneficially owned to be registered in his name prior to the time the written objection to the Arrangement Resolution is required to be received by Zodiac or, alternatively, make arrangements for the registered holder of such shares to dissent on his behalf.

DATED at Calgary, Alberta, this 27th day of August, 2010.

BY ORDER OF THE BOARD OF DIRECTORS

OF ZODIAC EXPLORATION CORP.

(signed) Murray Rodgers, President and Chief Executive Officer

- i -

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
GLOSSARY OF OIL AND GAS TERMS	7
OTHER TECHNICAL ABBREVIATIONS AND DEFINITIONS	7
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION	7
MARKET AND INDUSTRY DATA	8
CURRENCY	8
INFORMATION PERTAINING TO PENINSULA	8
INFORMATION PERTAINING TO ZODIAC	8
DOCUMENTS INCORPORATED BY REFERENCE	8
SUMMARY	10
Parties	10
The Meetings	10
The Arrangement	10
Background to the Arrangement	13
Benefits of the Arrangement	13
Conditions to the Arrangement	14
Termination of the Arrangement Agreement	14
Recommendations of the Boards of Directors	14
Procedural Steps and Approvals	15
Approval of TSX Venture Exchange	16
Voting Agreements	16
Appointment of New Directors and Executive Officers of Resulting Issuer	16
Restrictions on Trading and Release from the Depositary	16
Securities Laws Information for Canadian Shareholders	16
Exchange of Certificates	16
Zodiac Right to Dissent	16
Canadian Federal Income Tax Considerations	17
Interest of Insiders, Promoters or Control Persons	17
Selected Pro Forma Consolidated Financial Information	17
Market for Securities	17
Conflicts of Interest	18
Interests of Experts	18
Timing	18
Risk Factors	18
Accompanying Documents	18
INTRODUCTION	19
GENERAL PROXY INFORMATION	19
Management Solicitation and Appointment of Proxies – Registered Shareholders	19
Canadian Non-Registered Shareholders - Peninsula	20
Non-Registered Shareholders - Zodiac	22
Revocation of Proxies	22
Requisite Shareholder Approvals and Exercise of Discretion by Proxyholders	30
Solicitation of Proxies	23
Interest of Certain Persons in Matters to be Acted Upon	23
Indebtedness of Directors and Executive Officers	23
Record Date	24
Voting Securities and Principal Shareholders	24
BUSINESS OF THE PENINSULA MEETING	24
Receipt of Directors’ Report and Financial Statements	24
Election of Directors	24
Appointment of the Auditor	27
Adoption of 2010 Stock Option Plan	27
Approval of the Arrangement	30
Continuance from British Columbia to Alberta	30
Name Change	35
BUSINESS OF THE ZODIAC MEETING	35
Receipt of Directors’ Report and Financial	35
Election of Directors	36
Appointment of the Auditor	37
Approval of the Arrangement	37
THE ARRANGEMENT	37
Purpose of the Arrangement	37
The Arrangement	38
Post-Arrangement Matters	41
Treatment of Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants	41
Background to the Arrangement	41
Benefits of the Arrangement	42
Arrangement Agreement	42
Recommendation of the Boards of Directors	48
Procedural Steps and Approvals	51
Shareholder Approvals	51
Court Approval	52
Approval of the Exchange	52
Voting Agreements	52
Resale of Peninsula Shares	52
Exchange of Zodiac Securities	53
DISSENT RIGHTS	54
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	56
RISK FACTORS	58
Risks Relating to the Arrangement	58
Risks Relating to Peninsula, Zodiac and the Resulting Issuer	59
INFORMATION CONCERNING PENINSULA RESOURCES LTD	68
INFORMATION CONCERNING ZODIAC EXPLORATION CORP	68
INFORMATION CONCERNING THE RESULTING ISSUER	68
GENERAL MATTERS	69

- ii -

Sponsorship	69
Interests of Experts	69
Other Material Facts	69
Additional Information – Peninsula	69
Additional Information – Zodiac	69
Peninsula Business	69
Zodiac Business	70
Board Approval	70
AUDITOR’S CONSENT	71
AUDITOR’S CONSENT	72

- iii -

APPENDIX 1 –

 INFORMATION CONCERNING PENINSULA RESOURCES LTD. PRIOR TO THE ARRANGEMENT

APPENDIX 2 –

INFORMATION CONCERNING ZODIAC EXPLORATION CORP. PRIOR TO THE ARRANGEMENT

APPENDIX 3 –

INFORMATION CONCERNING THE RESULTING ISSUER

SCHEDULES

SCHEDULE “A” – 2010 STOCK OPTION PLAN OF PENINSULA

SCHEDULE “B” – TRANSACTION / ARRANGEMENT RESOLUTIONS

SCHEDULE “C” – PLAN OF ARRANGEMENT

SCHEDULE “D” – SECTION 191 OF THE ABCA

SCHEDULE “E” – ARTICLES OF CONTINUANCE AND BY-LAWS OF THE RESULTING ISSUER

SCHEDULE “F” – SECTIONS 237 – 247 OF THE BCBCA

SCHEDULE “G” – INTERIM ORDER

SCHEDULE “H” – FINANCIAL STATEMENTS OF ZODIAC

SCHEDULE “I” – PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

SCHEDULE “J” – AUDIT COMMITTEE CHARTER OF THE RESULTING ISSUER

CERTIFICATE OF PENINSULA RESOURCES LTD.

CERTIFICATE OF ZODIAC EXPLORATION CORP.

ENCLOSURES

1.

INSTRUMENT OF PROXY – PENINSULA

2.

INSTRUMENT OF PROXY – ZODIAC

3.

ZODIAC LETTER OF TRANSMITTAL

GLOSSARY OF TERMS

Unless the context otherwise provides, the following terms used in this Circular and the Appendices and Schedules hereto shall have the meanings ascribed to them as set forth below, in addition to other terms defined elsewhere in this Circular.  Please also refer to the glossary of oil and gas terms and other abbreviations and technical definitions under “Glossary of Oil and Gas Terms” and “Other Technical Abbreviations and Definitions” below.

“2010 Stock Option Plan” means the new stock option plan to be adopted at the Peninsula Meeting in place of the Peninsula Stock Option Plan and under which new stock options of the Resulting Issuer will be granted;

 “ABCA” means the Business Corporations Act (Alberta), as amended, including all regulations promulgated thereunder;

“AcquisitionCo” means 1543081 Alberta Ltd.;

“AcquisitionCo Shares” means the common shares in the capital of AcquisitionCo;

“affiliate” means a company that is affiliated with another company as described below.

A company is an “affiliate” of another company if:

(a)

one of them is the subsidiary of the other, or

(b)

each of them is controlled by the same Person.

A company is “controlled” by a Person if:

(c)

voting securities of the company are held, other than by way of security only, by or for the benefit of that Person, and

(d)

the voting securities, if voted, entitle the Person to elect a majority of the directors of the company.

A Person beneficially owns securities that are beneficially owned by:

(e)

a company controlled by that Person, or

(f)

an affiliate of that Person or an affiliate of any company controlled by that Person;

“Alternative Proposal” means any written proposal or offer with respect to: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, dissolution, liquidation, consolidation or business combination involving any purchase by a single Person or combination of Persons of the shares of a Party that, if consummated, would result in any Person beneficially owning more than 20% of the voting rights attached to the Party’s shares, or any liquidation or winding up of the Party, or any of its material subsidiaries; (ii) any acquisition by any Person of a Party, or any of its subsidiaries or any assets, where such assets represent more than 20% of the fair market value (on a consolidated basis) ascribed to the Party, or contribute more than 20% of the revenues (on a consolidated basis) of the Party (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale) in a single transaction or a series of related transactions; (iii) any acquisition by any Person of beneficial ownership of 20% or more of a Party’s shares or other securities of the Party then outstanding; or (iv) any similar business combination of or involving a Party and/or any of its subsidiaries that, if consummated, would result in any Person beneficially owning more than 20% of the voting rights attached to the Party’s shares, as the case may be;

“AmalCo” means the continuing corporation resulting from the amalgamation of AcquisitionCo and Zodiac pursuant to the Plan of Arrangement;

“AmalCo Shares” means the common shares in the capital of AmalCo;

“Arm’s Length Transaction” means a transaction which is not a Related Party Transaction;

“Arrangement” means the arrangement under Section 193 of the ABCA, on the terms and subject to the conditions set out in the Plan of Arrangement subject to any amendment or supplement thereto made in accordance with the Arrangement Agreement or made at the direction of the Court;

“Arrangement Agreement” means the Arrangement Agreement dated as of August 19, 2010 among Peninsula, Zodiac and AcquisitionCo, a copy of which is available under Peninsula’s SEDAR profile at www.sedar.com;

“Arrangement Resolution” means the special resolution of Zodiac Shareholders approving the Arrangement, substantially in the form and content set out in Schedule “B-2” hereto;

“associate” when used to indicate a relationship with a Person, means:

(a)

an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer,

(b)

any partner of the Person,

(c)

any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity,

(d)

in the case pf a Person, who is an individual,

(i)

that Person’s spouse or child, or

(ii)

any relative of the Person or of his spouse who has the same residence as that Person;

but

(e)

where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Exchange Rule D with respect to that Member firm, Member corporation or holding company;

“BCBCA” means the Business Corporations Act (British Columbia), as amended, including all regulations promulgated thereunder;

“Break Fee” means a fee equal to $100,000;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia, or Calgary, Alberta, as applicable;

“Certificate of Arrangement” means the Certificate of Arrangement giving effect to the Arrangement issued by the Registrar pursuant to subsection 193(11) of the ABCA after the Articles of Arrangement have been filed with the Registrar;

“Circular” means this joint information circular of Peninsula and Zodiac, including the Appendices and Schedules attached hereto;

“Closing” means the completion of the Arrangement on the Effective Date, at the Effective Time;

“company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Computershare” means Computershare Investor Services Inc., the registrar and transfer agent of Peninsula;

“Continuance” means the continuance of Peninsula from the Province of British Columbia to the Province of Alberta in accordance with the BCBCA and the ABCA;

“Continuance Resolution” means the special resolution of Peninsula Shareholders approving the Continuance;

“control person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer;

“Court” means the Court of Queen’s Bench of Alberta;

“Depositary” means Olympia Trust Company, which will act as depositary for the exchange of the Zodiac Shares and the Peninsula Shares, pursuant to the Arrangement;

“Effective Date” means the date the Arrangement becomes effective under the ABCA;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Exchange” means the TSX Venture Exchange Inc.;

“Exchange Policies” means the policies of the Exchange and all orders, policies, rules, regulations and by-laws of the Exchange as amended from time to time;

“Final Exchange Bulletin” means the bulletin issued by the Exchange following closing of the Transaction and the submission of all Post-Approval Documents which evidences the final Exchange acceptance of the Transaction;

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed;

“insider” if used in relation to an issuer, means:

(a)

a director or senior officer of the issuer,

(b)

a director or senior officer of the issuer that is an insider or subsidiary of the issuer,

(c)

a Person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the issuer, or

(d)

the issuer itself if it holds any of its own securities;

“Interim Order” means the interim order of the Court dated August 20, 2010, as the same may be amended, in respect of the Arrangement;

“ITA” means the Income Tax Act (Canada), as amended;

“Letter Agreement” means the letter agreement between Peninsula and Zodiac dated June 3, 2010, as amended;

“Material Adverse Change” or “Material Adverse Effect” means, when used in connection with a Party, any change, effect, event, occurrence or change in a state of facts that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, title to assets, properties, capitalization, condition (financial or otherwise), licenses, permits, concessions, rights, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or privileges, whether contractual or otherwise, of such Party and its subsidiaries (taken as a whole); other than a change, effect, event or occurrence resulting from: (i) a matter that has been disclosed by Zodiac to Peninsula in writing, on the one hand, or by Peninsula to Zodiac in writing, on the other hand, as applicable, prior to the date of the Arrangement Agreement; (ii) conditions affecting the California oil and gas industry as a whole; (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; (iv) any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis; (v) any action taken by Zodiac, on the one hand, or Peninsula, on the other hand, as the case may be, with the approval, consent or authority of the other (including actions permitted by the Arrangement Agreement); or (vi) the results of any well commenced or completed by Zodiac, on the one hand, or Peninsula, on the other hand, after the date of the Arrangement Agreement (it being the intention of the Parties that a determination that any one or more wells completed or commenced after the date of the Arrangement Agreement is not capable of commercial production of oil or natural gas (or both) shall not be considered to have a Material Adverse Effect for the purposes of the Arrangement Agreement or the Arrangement);

“Meetings” means the Peninsula Meeting and the Zodiac Meeting;

“Member” has the meaning given to such term in Exchange Policies;

“Name Change” means the change of the name of Peninsula to “Zodiac Exploration Inc.”, or such other name as Zodiac may determine;

“NEX” means the NEX board of the Exchange;

“NI 51-101” means National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities of the Canadian securities administrators;

“Non Arm’s Length Party” means in relation to a company, a Promoter, officer, director, other insider or control person of that company (including an issuer) and any associates or affiliates of any of such Persons. In relation to an individual, means any associate of the individual or any company of which the individual is a Promoter, officer, director, insider or control person;

“Notices of Meetings” means the Zodiac Notice of Meeting and the Peninsula Notice of Meeting;

“Over-Allotment Option” means the over-allotment option granted to the agents to increase the size of the Zodiac Financing by up to an additional $10,000,000 at any time prior to closing of the Zodiac Financing;

“Party” means Peninsula or Zodiac and “Parties” means both of them;

“Peninsula” means Peninsula Resources Ltd., a corporation incorporated pursuant to the BCBCA;

“Peninsula Board” means the board of directors of Peninsula;

“Peninsula Dissent Rights” means the right of a registered Peninsula Shareholder to dissent in respect of the Continuance Resolution in strict compliance with the procedures described in this Circular and the BCBCA as more particularly described in Schedule “F” hereto;

“Peninsula Dissenting Shareholders” means Peninsula Shareholders who validly exercise their Peninsula Dissent Rights and thereby become entitled to receive the fair value of their Peninsula Shares;

“Peninsula Meeting” means the annual and special meeting of Peninsula Shareholders to be held on September 28, 2010, including any adjournments and postponements thereof;

“Peninsula Notice of Meeting” means the notice of annual and special meeting sent to Peninsula Shareholders together with this Circular;

“Peninsula Shareholders” means the holders of Peninsula Shares;

“Peninsula Shares” means the Class “A” common shares in the capital of Peninsula;

“Peninsula Stock Option Plan” means the incentive stock option plan of Peninsula, re-approved by Peninsula’s shareholders on January 19, 2010;

“Peninsula Warrants” means the warrants to purchase 5,000,000 Peninsula Shares outstanding as of the date hereof, exercisable at a price of $0.125 per Peninsula Share until April 21, 2011;

“Person” means an individual or company;

“Plan of Arrangement” means the plan of arrangement attached as Schedule “C” to this Circular, as amended, modified or supplemented from time to time in accordance with the Plan of Arrangement or the Arrangement Agreement or made at the direction of the Court;

“Post-Approval Documents” means the documents prescribed by such in Exchange Policy 5.2 – Changes of Business and Reverse Takeovers;

“Promoter” has the meaning given to such term in the Securities Act (British Columbia);

“Record Date” means August 26, 2010 in respect of each of the Meetings;

“Registrar” means the Registrar of Corporations or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

“Related Party Transaction” has the meaning ascribed to that term in Exchange Policy 5.9, and includes a related party transaction that is determined by the Exchange, to be a Related Party Transaction. The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves Non Arm’s Length Parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction;

“Restrictions on Trading and Release from the Depositary” means the terms and conditions restricting the trading and release from the Depositary for the Zodiac Restricted Share Consideration as set forth in Appendix “A” to the Plan of Arrangement;

“Resulting Issuer” means Peninsula as it will exist on the Effective Date after giving effect to the Arrangement;

“Resulting Issuer Shares” means the common shares in the capital of Peninsula, after completion of the Arrangement;

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators;

“Sproule” means Sproule U.S. Limited;

“Sproule Reports” mean, together, the geological report entitled “Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California, USA”, prepared by Sproule, with an effective date of December 31, 2009, and the resource assessment report entitled “Evaluation of the Jaguar Prospect, San Joaquin Basin, California”, prepared by Sproule, with an effective date of June 1, 2010;

“Superior Proposal” means an unsolicited, bona fide proposal made after the date of the Arrangement Agreement that: (i) involves the purchase or acquisition of or offer by a Person to purchase all of the outstanding shares or all or substantially all of the assets of either Zodiac or Peninsula; (ii) is made available to all or substantially all Zodiac Shareholders or Peninsula Shareholders and offers or makes available substantially equivalent consideration in form and amount per share to be purchased or otherwise acquired; (iii) is not subject to a due diligence and/or access condition that would allow access to the books, records or personnel of Zodiac or Peninsula or its subsidiaries beyond 5:00 p.m. (Calgary time) on the tenth Business Day after which access is first afforded to the Person making the proposal (provided that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by Zodiac or Peninsula, during such ten Business Day period or thereafter); (iv) is reasonably likely to be completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the Person making such proposal; (v) in respect of which any required financing to complete such proposal has been obtained or is reasonably likely to be obtained; and (vi) in respect of which the board of directors of Zodiac or Peninsula, as the case may be, determines in good faith (after consultation with its financial advisors and outside counsel) would, if consummated in accordance with its terms (but not disregarding any risk of non-completion), result in a transaction more favourable to the Zodiac Shareholders or Peninsula Shareholders, as the case may be, from a financial point of view than the transactions contemplated by the Arrangement Agreement, provided that no proposal shall be a Superior Offer if the Person making such Alternative Proposal is in default of any standstill obligation with Zodiac or Peninsula, as the case may be;

“Termination Date” means September 30, 2010;

“Transaction” means the acquisition by Peninsula of Zodiac, through the amalgamation of Zodiac and AcquisitionCo pursuant to the Arrangement and the Arrangement Agreement;

“Transaction Resolution” means the ordinary resolution of the Peninsula Shareholders approving the Transaction, substantially in the form and content as set out in Schedule “B-1” hereto;

“Voting Agreements” means voting agreements entered into by certain directors, officers and shareholders of each of Peninsula and Zodiac in connection with the Arrangement confirming that such Persons will vote in favour of the Arrangement in the case of Zodiac Shareholders, and the Transaction, Continuance, 2010 Stock Option Plan and Name Change in the case of Peninsula Shareholders;

“Zodiac” means Zodiac Exploration Corp., a corporation incorporated pursuant to the ABCA;

“Zodiac Board” means the board of directors of Zodiac;

“Zodiac Class “A” Share Consideration” means 1.45 Peninsula Shares issued in exchange for each Zodiac Class “A” Share;

“Zodiac Class “A” Shareholders” means the holders of Zodiac Class “A” Shares;

“Zodiac Class “A” Shares” means the Class “A” common shares in the capital of Zodiac which are created as part of the Arrangement;

“Zodiac Dissent Rights” means the right of a registered Zodiac Shareholder to dissent in respect of the Arrangement Resolution in strict compliance with the procedures described in the Plan of Arrangement and the ABCA as more particularly described in Schedule “D” hereto;

“Zodiac Dissenting Shareholders” means Zodiac Shareholders who validly exercise their Zodiac Dissent Rights and thereby become entitled to receive the fair value of their Zodiac Shares;

“Zodiac Financing” means the best-efforts brokered equity financing of Zodiac Subscription Receipts at a price of $0.51 per Zodiac Subscription Receipt for aggregate gross proceeds of up to $40,000,000 ($50,000,000 if the agents elect to exercise the Over-Allotment Option in full), which is intended to be completed on or about September 2, 2010.  Each Zodiac Subscription Receipt will entitle the holder to receive one Zodiac Class “A” Share without payment of any additional consideration, on satisfaction of certain conditions.  At the Effective Time, each Zodiac Class “A” Share will be exchanged for the Zodiac Class “A” Share Consideration.  After giving effect to the exchange of Zodiac Class “A” Shares for Peninsula Shares, the effective price of the financing will be $0.35 per Peninsula Share;

“Zodiac Letter of Transmittal” means the letter of transmittal addressed to the Depositary pursuant to which the Zodiac Shareholders will request issuance of that number of Peninsula Shares which such Zodiac Shareholders shall be entitled to receive upon completion of the Arrangement;

“Zodiac Meeting” means the annual and special meeting of Zodiac Shareholders to be held on September 28, 2010, including any adjournments and postponements thereof;

“Zodiac Notice of Meeting” means the notice of special meeting sent to Zodiac Shareholders together with this Circular;

“Zodiac Options” means stock options to acquire Zodiac Shares granted pursuant to the Zodiac Stock Option Plan;

“Zodiac Performance Warrants” means the performance warrants to purchase 7,000,000 Zodiac Shares outstanding as of the date hereof, exercisable at a price of $0.30 per Zodiac Share until April 6, 2015;

“Zodiac Restricted Share Consideration” means 1.45 Peninsula Shares, subject to the Restrictions on Trading and Release from the Depositary, issued in exchange for each Zodiac Share;

“Zodiac Series I Warrants” means the warrants to purchase 31,500,000 Zodiac Shares outstanding as of the date hereof, exercisable at a price of $1.50 per Zodiac Share until February 10, 2012;

“Zodiac Series II Warrants” means the warrants to purchase 18,686,249 Zodiac Shares outstanding as of the date hereof, exercisable at a price of $0.60 per Zodiac Share until March 17, 2015 (as to 9,574,650 warrants), April 1, 2015 (as to 8,399,766 warrants) and April 9, 2015 (as to 711,833 warrants);

“Zodiac Shareholders” means the holders of Zodiac Shares;

“Zodiac Shares” means the voting common shares in the capital of Zodiac;

“Zodiac Stock Option Plan” means the share option plan of Zodiac effective December 12, 2008;

“Zodiac Subscription Receipts” means the subscription receipts to be issued pursuant to the Zodiac Financing, each of which represent the right to receive one Zodiac Share; and

“Zodiac Warrants” means the Zodiac Series I Warrants and the Zodiac Series II Warrants.

Words importing the singular number only include the plural and vice versa, and words importing any gender include all genders.

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of certain oil and gas terms used in this Circular:

“COGE Handbook”

The “Canadian Oil and Gas Evaluation Handbook” prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society), as amended from time to time.

“constant prices and costs”

Prices and costs used in an estimate that are:

(a) The reporting issuer’s prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the reporting issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purpose of paragraph (a), the reporting issuer’s prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

“crude oil”

A mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated.  It does not include solution gas or natural gas liquids.

“effective date”	In respect of information, the date as at which, or for the period ended on which, the information is provided.
“evaluation”

In relation to reserves data, the process whereby an economic analysis is made of a property to arrive at an estimate of a range of net present values of the estimated future net revenue resulting from the production of the reserves associated with the property.

“forecast prices and costs”

Future prices and costs that are:

(a) generally accepted as being a reasonable outlook of the future; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the reporting issuer is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

“future income tax expenses”

Future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances (for example, royalty tax credits); and

(d) applying to the future pre-tax net cash flows relating to the reporting issuer’s oil and gas activities the appropriate year-end statutory tax rates, taking into account future tax rates already legislated.

“future net revenue”

The estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using:

(a) constant prices and costs; or

(b) forecast prices and costs.

This net amount is computed by deducting, from estimated future revenues:

(a) estimated amounts of future royalty obligations;

(b) costs related to the development and production of reserves;

(c) well abandonment costs; and

(d) future income tax expenses, unless otherwise specified in NI 51-101, Form 51-101F1 or Form 51-101F2.

Corporate general and administrative expenses and financing costs are not deducted.  Net present values of future net revenue may be calculated using a discount rate or without discount.

“gas (or natural gas)”

The lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain natural gas liquids.

Gas can exist in a reservoir either:

(a) dissolved in crude oil (solution gas); or

(b) in a gaseous phase (associated gas or non-associated gas).

Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

“net”

(a) In relation to a report issuer’s interest in production or reserves, the reporting issuer’s working interest (operating or non-operating) share after deduction of royalty obligations, plus the reporting issuer’s royalty interests in production or reserves.

(b) In relation to a reporting issuer’s interest in wells, the number of wells obtained by aggregating the reporting issuer’s working interest in each of its gross wells.

(c) In relation to a reporting issuer’s interest in a property, the total area in which the reporting issuer has an interest multiplied by the working interest owned by the reporting issuer.

“oil and gas activities”

Oil and gas activities

(a) include:

(i) the search for crude oil or natural gas in their natural states and original locations;

(ii) the acquisition of property rights or properties for the purpose of further exploring for or removing oil or gas from reservoirs on those properties;

(iii) the construction, drilling and production activities necessary to recover oil and gas from reservoirs, and the acquisition, construction, installation and maintenance of field gather  and storage systems, including lifting oil and gas to the surface and gather, treating, field processing and field storage; and

(iv) the extraction of hydrocarbons from oil sands, shale, coal or other non-conventional sources and activities similar to those referred to in clauses (i), (ii) and (iii) undertaken with a view to such extraction;

(b) but do not include:

(i) transporting, refining or marketing oil or gas;

(ii) activities relating to the extraction or natural resources other than oil and gas and their by-products; or

(iii) the extraction of geothermal steam or of hydrocarbons as a by-product of the extraction of geothermal steam or associated geothermal resources.

“production costs (or operating costs)”

Costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

Lifting costs become part of the cost of oil and gas produced.

Examples of production costs are:

(a) costs of labour to operate the wells and related equipment and facilities;

(b) costs of repairs and maintenance;

(c) costs of materials, supplies and fuel consumed, and supplies utilized, in operating the wells and related equipment and facilities;

(d) costs of workovers;

(e) property taxes and insurance costs applicable to properties and wells and related equipment and facilities; and

(f) taxes, other than income and capital taxes.

“product type”

One of the following:

(a) in respect of conventional oil and gas activities:

(i) light and medium crude oil (combined);

(ii) heavy oil;

(iii) natural gas excluding natural gas liquids; or

(iv) natural gas liquids; and

(b) in respect of non-conventional oil and gas activities:

(i) synthetic oil;

(ii) bitumen;

(iii) coal bed methane;

(iv) hydrates;

(v) shale oil; or

(vi) shale gas.

“property”

A property includes:

(a) fee ownership or a lease, concession, agreement, permit, licence or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(b) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(c) an agreement with a foreign government or authority under which a reporting issuer participates in the operation of properties or otherwise serves as “producer” of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

“proved property”	A property or part of a property to which reserves have been specifically attributed.
“reporting issuer”

(a) A “reporting issuer” as defined in securities legislation; or

(b) in a jurisdiction in which the term is not defined in securities legislation, an issuer of securities that is required to file financial statements with the securities regulatory authority.

“reserves data”	An estimate of proved reserves and probable reserves and related future net revenue, estimated using forecast prices and costs.
“resources”

Those quantities of oil and gas estimated to exist originally in naturally occurring accumulations.

Resources are, therefore, those quantities estimated on a particular date to be remaining in known accumulations plus those quantities already produced from known accumulations plus those quantities in accumulations yet to be discovered.

Resources are divided into:

(a) discovered resources, which are limited to known accumulations; and

(b)  undiscovered resources.

“unproved property”	A property or part of a property to which no reserves have been specifically attributed.
“well abandonment costs”

Costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system.  They do not include costs of abandoning the gathering system or reclaiming the well site.

OTHER TECHNICAL ABBREVIATIONS AND DEFINITIONS

Abbreviations:

bbl	Barrel	Mboe	one thousand barrels of oil equivalent
bbl/d	barrels per day	Mcf	one thousand cubic feet
Bcf	billion cubic feet	Mcf/d	one thousand cubic feet per day
Bcf/d	billion cubic feet per day	MMbbl	one million barrels
boe	barrels of oil equivalent converting	MMcf	one million cubic feet
	Mcf of natural gas or one barrel of	MMcf/d	one million cubic feet per day
	natural gas liquids to one barrel of oil	NGL	natural gas liquids
boe/d	barrels of oil equivalent per day	Tcf	trillion cubic feet

Boes may be misleading, particularly if used in isolation.  A Boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Basin	a depression in the earth’s crust in which sedimentary materials have accumulated. Such a basin may contain oil or gas fields;
Sandstone	a sedimentary rock consisting of quartz sand united by some cementing material;
Sedimentary	rock formed from material, including debris of organic origin, deposited as sediment by water, wind, or ice and then compressed and cemented together by pressure;
Shale	a fine-grained sedimentary rock, formed by the compaction of clay, silt, or mud; and
Spudding	the start of drilling – i.e. when the drilling bit begins to drill.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular contains forward-looking statements or forward-looking information within the meaning of applicable securities laws which may include, but is not limited to, statements or information with respect to the anticipated benefits resulting from the Arrangement, the timing and success of applications to obtain approvals required with respect to the Arrangement and the nature of the business and operations of the Resulting Issuer following the completion of the Arrangement.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.  Forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Resulting Issuer, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and forward-looking information.  Such factors include, among others, the risks and uncertainties involved in satisfying the conditions to close the Arrangement, the difficulties associated with the nature of the Resulting Issuer’s business and operations following the Arrangement, as well as those factors discussed in the section entitled “Risk Factors” in this Circular.  Although Peninsula and Zodiac have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  Forward-looking statements and forward-looking information contained herein are made as of the date of this Circular, and Peninsula, Zodiac and the Resulting Issuer disclaim any obligation to update any forward-looking statements or forward-looking information if these beliefs, estimates and opinion or circumstances should change, except as required by applicable law.  There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information.  Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information due to the inherent uncertainty in them.  All forward-looking statements and forward-looking information contained or incorporated by reference in this Circular are qualified by this cautionary statement.

See “Risk Factors” in this Circular for a discussion of the factors underlying forward-looking statements and forward-looking  information.

MARKET AND INDUSTRY DATA

The market and industry data contained in this Circular is based upon information from independent industry and other publications and the knowledge of management of Peninsula or Zodiac, and their experience in the industry in which each of them operate.  None of the sources of market and industry data have provided any form of consultation, advice or counsel regarding any aspect of, or is in any way whatsoever associated with, the Arrangement.  Market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data at any particular point in time, the voluntary nature of the data gathering process or other limitations and uncertainties inherent in any statistical survey.  Accordingly, the accuracy and completeness of this data are not guaranteed.  Neither Peninsula nor Zodiac have independently verified any of the data from third party sources referred to in this Circular or ascertained the underlying assumptions relied upon by such sources.

CURRENCY

All references to “$” herein are to Canadian dollars and all references to “US$” herein are to United States dollars.

INFORMATION PERTAINING TO PENINSULA

The information contained in this Circular with respect to Peninsula and AcquisitionCo has been furnished by Peninsula or has been taken from or is based upon publicly available documents or records of Peninsula on file with Canadian securities administrators and other public sources.  As such, Zodiac and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information with respect to Peninsula or AcquisitionCo.

INFORMATION PERTAINING TO ZODIAC

The information contained in this Circular with respect to Zodiac has been furnished by Zodiac.  As such, Peninsula and its directors, officers, employees, representatives and agents assume no responsibility for the accuracy or completeness of such information with respect to Zodiac.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which may be viewed under Peninsula’s profile on SEDAR at www.sedar.com, are specifically incorporated by reference and form an integral part of this Circular:

1.

the consolidated annual financial statements of Peninsula for the years ended June 30, 2009 and 2008, together with the accompanying report of STS Partners LLP;

2.

the annual Managements’ Discussion and Analysis (MD&A) for Peninsula for the year ended June 30, 2009;

3.

the unaudited consolidated interim financial statements of Peninsula for the three and nine months ended March 31, 2010 and 2009; and

4.

the interim MD&A for Peninsula for the three and nine months ended March 31, 2010.

In addition to any document required to be incorporated by reference in this Circular under applicable securities laws, any document of the type referred to in the preceding paragraphs (excluding confidential material change reports), as well as any material change reports or business acquisition reports filed by Peninsula with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Effective Date shall be deemed to be incorporated by reference in this Circular, which means that they legally form part of this document just as if they were printed as part of this document.

SUMMARY

The following is a summary of information relating to Peninsula, Zodiac and the Resulting Issuer (assuming completion of the Arrangement) and should be read together with the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference in this Circular.

Parties

Peninsula

Peninsula is a reporting issuer in the Provinces of British Columbia and Alberta, whose common shares are listed for trading on the NEX under the trading symbol “PNU.H”.  Currently, Peninsula does not have any material properties or assets.   For additional information concerning Peninsula, please see Appendix 1 – “Information Concerning Peninsula Prior to the Arrangement” and Appendix 3 – “Information Concerning the Resulting Issuer”.

Zodiac

Zodiac is a private Alberta company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac currently holds working interests in approximately 80,000 gross acres (50,000 net acres) in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect (the “Jaguar Prospect”).  A portion of these lands (the “Farmin Lands” - approximately 24,521 gross acres, 19,616 net acres) are subject to earn-in provisions which include shooting a seismic program (completed in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011 and spud one test well on the Hawk prospect (the “Hawk Prospect”) by May 31, 2013.

For additional information concerning Zodiac, please see Appendix 2 – “Information Concerning Zodiac Prior to the Arrangement” and Appendix 3 – “Information Concerning the Resulting Issuer”.

The Meetings

The Peninsula Meeting will be held at the offices of Fasken Martineau DuMoulin LLP, 2900 – 550 Burrard Street, Vancouver, British Columbia on September 28, 2010 at 10:00 a.m. (Vancouver time), for the purposes set forth in the Peninsula Notice of Meeting including, among other matters, to consider and if deemed advisable, approve annual general meeting matters, the Transaction, the Continuance, the Name Change and the 2010 Stock Option Plan.  The record date for determining Peninsula Shareholders entitled to receive the Peninsula Notice of Meeting and to vote at the Peninsula Meeting is August 26, 2010.  See “Business of the Peninsula Meeting” for additional information.

The Zodiac Meeting will be held at 1000, 250 – 2nd Street S.W., Calgary, Alberta on September 28, 2010 at 9:00 a.m. (Calgary time), for the purposes set forth in the Zodiac Notice of Meeting including, among other matters, to consider and if deemed advisable, approve annual general meeting matters, the Arrangement and all related matters as contemplated by the Arrangement Agreement.  The record date for determining Zodiac Shareholders entitled to receive the Zodiac Notice of Meeting and to vote at the Zodiac Meeting is August 26, 2010.  See “Business of the Zodiac Meeting” for additional information.

The Arrangement

The Arrangement provides for the acquisition by Peninsula of Zodiac, through the amalgamation of Zodiac and AcquisitionCo.  The Arrangement Agreement establishes the Plan of Arrangement, which provides for the following transactions to occur and be deemed to occur in the following chronological order without further act or formality at the Effective Time:

1.

the articles of Zodiac will be amended such that Zodiac creates and is authorized to issue an unlimited number of Zodiac Class “A” Shares with the rights and restrictions set out in Appendix “B” to the Plan of Arrangement;

2.

each issued and outstanding Zodiac Subscription Receipt shall be, and shall be deemed to be, exchanged for one Zodiac Class “A” Share, and for each such Zodiac Class “A” Share there shall be added to the stated capital account for the Zodiac Class “A” Shares an amount equal to the financing price;

3.

AcquisitionCo and Zodiac shall be amalgamated and continued as one corporation, AmalCo; and

4.

on the amalgamation, the issued and outstanding Zodiac Shares and Zodiac Class “A” Shares, other than Zodiac Shares held by a holder who has validly exercised its Zodiac Dissent Rights and who is ultimately entitled to be paid fair value for the holder’s Zodiac Shares, and the issued and outstanding AcquisitionCo Shares, shall be exchanged for Peninsula Shares or converted into issued and outstanding AmalCo Shares as follows:

(i)

each Zodiac Share held by a Zodiac Shareholder shall be exchanged for the Zodiac Restricted Share Consideration, subject to the terms of the Plan of Arrangement, pursuant to which:

(a)

such holder shall cease to be a holder of Zodiac Shares and the name of such holder shall be deemed to be removed from the securities register of holders of Zodiac Shares;

(b)

Peninsula shall issue from treasury and cause to be delivered to such holder the Peninsula Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Peninsula Shares showing such holder as the registered holder of the Peninsula Shares so issued; and

(c)

each Zodiac Share so exchanged shall be cancelled;

(ii)

each Zodiac Class “A” Share held by a Zodiac Class “A” Shareholder shall be exchanged for the Zodiac Class “A” Share Consideration, subject to the terms of the Plan of Arrangement, pursuant to which:

(a)

such holder shall cease to be a holder of Zodiac Class “A” Shares and the name of such holder shall be deemed to be removed from the securities register of holders of Zodiac Class “A” Shares;

(b)

Peninsula shall issue from treasury and cause to be delivered to such holder the Peninsula Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Peninsula Shares showing such holder as the registered holder of the Peninsula Shares so issued; and

(c)

each Zodiac Class “A” Share so exchanged shall be cancelled; and

(iii)

all AcquisitionCo Shares shall be deemed to be converted on a share for share basis into fully paid and non-assessable AmalCo Shares on the basis of one fully paid and non-assessable AmalCo Share for each one AcquisitionCo Share.

With respect to each Zodiac Shareholder (other than Zodiac Dissenting Shareholders) at the Effective Time upon the exchange of the Zodiac Shares for the Zodiac Restricted Share Consideration:

1.

such holder shall cease to be a holder of the Zodiac Shares so exchanged and the name of such holder shall be removed from the applicable register of Zodiac Shareholders as it relates to the shares so exchanged; and

2.

such holder shall become a holder of Peninsula Shares subject to the Restrictions on Trading and Release from the Depositary as set forth in Appendix “A” to the Plan of Arrangement and the name of such holder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the holder's Zodiac Shares.

With respect to each Zodiac Class “A” Shareholder at the Effective Time upon the exchange of the Zodiac Class “A” Shares for the Zodiac Class “A” Share Consideration:

1.

such holder shall cease to be a holder of the Zodiac Class “A” Shares so exchanged and the name of such holder shall be removed from the applicable register of Zodiac Class “A” Shareholders as it relates to the shares so exchanged; and

2.

such holder shall become a holder of Peninsula Shares and the name of such holder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the holder's Zodiac Class “A” Shares.

Any transfer of securities pursuant to the Plan of Arrangement will be free and clear of any liens, claims, encumbrances, charges, adverse interests or security interests (but subject to the Restrictions on Trading and Release from the Depositary which will be applied to holders of Peninsula Shares issued pursuant to the Zodiac Restricted Share Consideration).

Persons holding Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants will be entitled to exercise their rights pursuant to the terms and conditions of such securities to acquire Peninsula Shares following completion of the Arrangement.

Immediately following completion of the Arrangement, the following steps will also occur:

(a)

Graham Reveleigh, Charles Ross, Dieter Schindelhauer and Len Guenther will resign from the Peninsula Board, and Robert Cross, Douglas Allen, Gary Guidry, Stanley (Clay) Robinson and Murray Rogers will be appointed to the board of directors of the Resulting Issuer to fill the casual vacancies or as additional directors in accordance with the BCBCA;

(b)

Graham Reveleigh will resign as President of Peninsula and Charles Ross will resign as Chief Financial Officer of Peninsula and Murray Rodgers, Louisa Slobodnik and Randy Neely will be appointed as President/Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Resulting Issuer, respectively;

(c)

subject to the approval of the Peninsula Shareholders at the Peninsula Meeting, the Resulting Issuer will change its name to “Zodiac Exploration Inc.”;

(d)

subject to the approval of the Peninsula Shareholders at the Peninsula Meeting, the Resulting Issuer will continue under the ABCA; and

(e)

subject to the approval of the Peninsula Shareholders at the Peninsula Meeting, the Resulting Issuer will adopt the 2010 Stock Option Plan.

No fractional securities will be issued.  Any fractions resulting will be rounded down to the next whole number where the resulting fraction is 0.5 or less and rounded up to the next whole number where the resulting fraction is more than 0.5.

Assuming completion of the Arrangement and the Zodiac Financing and that the entire Zodiac Financing is sold (but the Over-Allotment Option is not exercised), and assuming no exercise of Peninsula Dissent Rights or Zodiac Dissent Rights, the Resulting Issuer will have approximately  288,928,109 common shares issued and outstanding of which approximately 166,540,975 shares or 58% will be held by the former holders of Zodiac Shares, 8,661,644 shares or 3% will be held by the former holders of Peninsula Shares and 113,725,490 shares or 39% will be held by the purchasers of Zodiac Subscription Receipts under the Zodiac Financing.  If the entire Over-Allotment Option is exercised and sold, the Resulting Issuer will have approximately 317,359,482 common shares issued and outstanding of which approximately 52% will be held by the former holders of Zodiac Shares, 3% will be held by the former holders of Peninsula Shares and 45% will be held by the purchasers of Zodiac Subscription Receipts.

For more detailed information, see “The Arrangement – Arrangement Agreement” and the Plan of Arrangement attached to this Circular as Schedule “C”.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Peninsula and Zodiac and their respective legal advisors.

Zodiac was incorporated on June 12, 2008.  During the year, Zodiac was engaged in the exploration, development and production of petroleum and natural gas in the States of California and Kentucky, and in the Province of Nova Scotia.  On December 15, 2009, Zodiac disposed of all of its interests in Kentucky.  During this period, Peninsula was focussed on raising capital and identifying new opportunities in the oil and gas exploration area or elsewhere.  In late April, 2010, informal discussions began to take place between Peninsula and Zodiac with a view to entering into a potential business combination.  In mid May, management of Peninsula and Zodiac met further to discuss the basis upon which each of them would consider merging the two companies and preliminary indicative terms were discussed.  On May 21, 2010, Zodiac delivered a draft letter agreement to Peninsula.  On June 3, 2010, the Peninsula Board met to review the Arrangement proposal and the draft letter agreement, and later that same day Peninsula and Zodiac entered into the Letter Agreement.  The parties continued their negotiations regarding the terms of the proposed Arrangement and consulted with legal counsel and investment advisors to obtain corporate, securities, investment and tax advice.

In mid-June, the Peninsula Board received an initial draft of the Arrangement Agreement and subsequently met to review same.  After considering all of the factors, the Peninsula Board determined that the Arrangement was fair to its shareholders from a financial point of view and was in the best interests of Peninsula.  It then approved the Arrangement and the definitive Arrangement Agreement on June 24, 2010.

On June 28, 2010, the Zodiac Board received an initial draft of the Arrangement Agreement and subsequently met to review same.  Upon reviewing the draft Arrangement Agreement and after considering all of the factors, the Zodiac Board approved the Arrangement and the definitive Arrangement Agreement.

Effective August 19, 2010, Peninsula and Zodiac executed the definitive Arrangement Agreement.  Please see “The Arrangement – Background to the Arrangement”.

Benefits of the Arrangement

The directors and senior management of Peninsula and Zodiac believe that the Arrangement is in the best interests of their respective shareholders and that the Arrangement provides a number of benefits for their shareholders including the following:

1.

the Resulting Issuer will have greater financial resources and anticipated greater access to capital to develop the Resulting Issuer’s properties and assets; and

2.

the Resulting Issuer will possess increased capitalization and liquidity, through greater size and diversity, more exposure to potential investment opportunities and enhanced share trading liquidity.

Please see “The Arrangement – Benefits of the Arrangement” for further information.

Conditions to the Arrangement

The obligations of Peninsula and Zodiac to complete the Arrangement are subject to the satisfaction or waiver of certain mutual conditions including, among others:

(a)

on or prior to August 25, 2010, the Interim Order shall have been granted;

(b)

the date of mailing of the Circular shall occur not later than September 2, 2010;

(c)

the Arrangement Resolution shall have been passed by the Zodiac Shareholders, on or prior to September 30, 2010 in accordance with the Interim Order;

(d)

the Transaction Resolution and the resolution approving the 2010 Stock Option Plan shall have been passed by the Peninsula Shareholders, on or prior to September 30, 2010;

(e)

on or prior to September 30, 2010, the Final Order shall have been granted; and

(f)

the Effective Date shall have occurred not later than September 30, 2010.

Please see “The Arrangement – Arrangement Agreement – Conditions to the Arrangement” for further information.

Termination of the Arrangement Agreement

Pursuant to the Arrangement Agreement, Peninsula and Zodiac have agreed that they will not, directly or indirectly, solicit or participate in any discussions or negotiations regarding an Alternative Proposal, provided that neither Party is restricted from discussing or negotiating a bona fide Alternative Proposal believed to be a Superior Proposal and required to be considered by such Party’s board in order to discharge their fiduciary duties.  In the event of a Superior Proposal, each Party is entitled to a five Business Day period within which to exercise a right to match.  A Party is entitled to the Break Fee, being $100,000 payable in cash, if the other Party provides notice of its intention to recommend, accept or enter into a Superior Proposal.  The Break Fee must be paid into an account designated by the other Party within one Business Day of the event giving rise to the payment.  The payment will be held in trust pending the termination of the Arrangement Agreement.

In addition to the foregoing, the Arrangement Agreement may also be terminated by the mutual agreement of the Parties; by one Party if all of the conditions for Closing the Arrangement for the benefit of such Party have not been satisfied or waived on or before 5:00 p.m. (Calgary time) on September 30, 2010; by either Party if the Zodiac Shareholders do not approve the Arrangement or the Peninsula Shareholders do not approve the Transaction; by Peninsula if, prior to the Effective Time, holders of more than 5% of the Zodiac Shares have validly exercised and not withdrawn the Zodiac Dissent Rights; or by one Party if the other Party continues to be in material breach of any material term of the Arrangement Agreement for a period of five days following receipt of notice of such breach.  For additional information please see “The Arrangement – Arrangement Agreement”.

Recommendations of the Boards of Directors

The Peninsula Board has considered the proposed Transaction on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Peninsula and is fair to the Peninsula Shareholders.  The Peninsula Board unanimously recommends that the Peninsula Shareholders vote in favour of the Transaction.

Each of the directors and officers of Peninsula have agreed to vote all Peninsula Shares that he beneficially owns in favour of the Transaction Resolution at the Peninsula Meeting.  As of the date of this Circular, those directors and officers of Peninsula, as a group, beneficially own, directly or indirectly, an aggregate of approximately 297,345 Peninsula Shares, representing approximately 3.4% of the outstanding Peninsula Shares.

The Zodiac Board has considered the proposed Arrangement with Peninsula on the terms and conditions as provided in the Arrangement Agreement and has unanimously determined that the Arrangement is in the best interests of Zodiac and is fair to the Zodiac Shareholders.  The Zodiac Board unanimously recommends that the Zodiac Shareholders vote in favour of the Arrangement.

Each of the directors and executive officers of Zodiac has agreed to vote all Zodiac Shares that he beneficially owns in favour of the Arrangement Resolution at the Zodiac Meeting.  As of the date of this Circular, the directors and executive officers of Zodiac, as a group, beneficially own, directly or indirectly, an aggregate of approximately 13,043,344 Zodiac Shares (which represents approximately 11.4% of the outstanding Zodiac Shares).

Please see “The Arrangement – Recommendations of the Board of Directors” for further information.

Procedural Steps and Approvals

Procedural Steps

The Arrangement will be carried out pursuant to the ABCA.  In addition to the terms of the Interim Order obtained from the Court by Zodiac on August 20, 2010, a copy of which is attached hereto as Schedule “G”, the following procedural steps must be completed in order for the Arrangement to become effective:

1.

the Transaction must be approved by the Peninsula Shareholders and the Arrangement must be approved by the Zodiac Shareholders;

2.

if approved by the Peninsula Shareholders and the Zodiac Shareholders, and assuming all conditions precedent to the Arrangement set out in the Arrangement Agreement are either satisfied or waived by the applicable Party, a hearing before the Court must be held to approve the Arrangement; and

3.

the Final Order must be issued by the Court.

Please see “The Arrangement – Procedural Steps and Approvals” for additional information.

Shareholder Approvals

Pursuant to Exchange Policies, the Transaction Resolution approving the Transaction and the Arrangement Agreement must be passed, with or without variation, by a majority of all votes cast with respect to the Transaction Resolution by the Peninsula Shareholders, present in person or by proxy at the Peninsula Meeting.

Pursuant to the ABCA, the By-laws of Zodiac and the Interim Order, the Arrangement Resolution approving the Arrangement and the Arrangement Agreement must be passed, with or without variation, by two-thirds of all votes cast with respect to the Arrangement Resolution by the Zodiac Shareholders, present in person or by proxy at the Zodiac Meeting.

Notwithstanding the foregoing, the Transaction Resolution authorizes the Peninsula Board, without further notice to or approval of the Peninsula Shareholders, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Transaction and to revoke the Transaction Resolution at any time prior to completion of the Arrangement Agreement.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Zodiac Board, without further notice to or approval of the Zodiac Shareholders, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to completion of the Arrangement Agreement.

If more than 5% of the Zodiac Shares become the subject of Zodiac Dissent Rights, the Arrangement may be terminated.

Please see “The Arrangement – Shareholder Approvals” for further information.

Court Approval

Under the ABCA the Arrangement must be approved by the Court.  Prior to mailing of the Circular, Zodiac obtained the Interim Order providing for the calling and holding of the Zodiac Meeting and other procedural matters relating to the Arrangement.  A copy of the Interim Order is attached hereto as Schedule “G”.

Provided that the Arrangement is approved by the requisite majority of the Zodiac Shareholders and certain other conditions are met, Zodiac will make application to the Court for the Final Order at 1:00 p.m. Calgary time (or so soon as counsel can be heard) on September 28, 2010 at the Court House, 601 – 5th Street S.W., Calgary, Alberta.  At the hearing for the Final Order any security holder or creditor of Zodiac has the right to appear, be heard and present evidence if such person is of the view that his or her interests may be prejudiced by the Arrangement.  (See also Schedule “G” hereto and “The Arrangement – Court Approval”.)

Approval of TSX Venture Exchange

As of the date of this Circular, the Exchange has not yet granted its conditional acceptance of the Arrangement.  If, as and when such conditional acceptance is received, final approval for the Arrangement and the listing of the Peninsula Shares to be issued in exchange for the Zodiac Shares and Zodiac Class “A” Shares will be subject to fulfillment of the general listing requirements of the Exchange, which are expected to be met in conjunction with the completion of the Arrangement, and other customary filings with the Exchange.  It is a condition of the Arrangement that the Peninsula Shares to be issued to the Zodiac Shareholders and Zodiac Class “A” Shareholders be conditionally listed on the Exchange and that the Exchange approves the Arrangement.

Please see “The Arrangement – Approval of the Exchange”.

Voting Agreements

Certain directors and officers of each of Peninsula and Zodiac have entered into Voting Agreements pursuant to which they have agreed, subject to the terms and conditions thereof, to, inter alia, vote in favour of the Transaction Resolution, Continuance Resolution, Name Change resolution and 2010 Stock Option Plan resolution (in the case of Peninsula Shareholders) and the Arrangement Resolution (in the case of Zodiac Shareholders).  As of the Record Date, these directors and officers held 297,345 Peninsula Shares, representing approximately 3.4% of the issued Peninsula Shares on such date and 13,043,344 Zodiac Shares, representing approximately 11.4% of the issued Zodiac Shares on such date.  See “The Arrangement – Voting Agreements”.

Appointment of New Directors and Executive Officers of Resulting Issuer

Upon Closing, Peninsula will appoint Robert Cross, Douglas Allen, Gary Guidry, Stanley (Clay) Robinson and Murray Rogers to the Peninsula Board and will appoint Murray Rodgers as its President and Chief Executive Officer, Louisa Slobodnik as its Chief Operating Officer, Randy Neely as its Chief Financial Officer and Jacob Hoeppner as its Corporate Secretary.  For more detailed information, please see Appendix 3 – “Information Concerning the Resulting Issuer – Directors and Executive Officers”.

Restrictions on Trading and Release from the Depositary

As part of the Arrangement, the Zodiac Restricted Share Consideration will be subject to the Restriction on Trading and Release from the Depositary as set forth in the following schedule:

Percentage of Peninsula Shares Received	Date the Restriction on Trading Expires and the Peninsula Shares are released from the Depositary (collectively the “Release Dates”)
15%	Upon issuance of the Final Exchange Bulletin
15%	That date that is three months from the Final Exchange Bulletin
20%	That date that is six months from the Final Exchange Bulletin
15%	That date that is nine months from the Final Exchange Bulletin
15%	That date that is twelve months from the Final Exchange Bulletin
20%	That date that is 15 months from the Final Exchange Bulletin

The Zodiac Board may accelerate any of the Release Dates by three months for each 33% increase in market capitalization above $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement.  Market capitalization shall be calculated as a multiple of the ten day weighted average share price on an exchange and the number of basic Peninsula Shares outstanding.  The change in market capitalization shall be calculated starting with $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement as the market capitalization.

Securities Laws Information for Canadian Shareholders

The issuance of the Peninsula Shares pursuant to the Arrangement will be exempt from the registration and prospectus requirements of applicable securities legislation in Canada.  Upon release from the Restrictions on Trading and Release from the Depositary, the Peninsula Shares may be resold in each of the provinces and territories of Canada, without significant restriction (subject to the discussion regarding applicable escrow and resale restrictions imposed by the Exchange), provided the trade is not by a control person, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.  For further information, see “The Arrangement – Resale of Peninsula Shares”.  See also Appendix 3 – “Information Concerning the Resulting Issuer – Escrowed Securities”.

Exchange of Certificates

The Zodiac Letter of Transmittal contains complete instructions on how Zodiac Shareholders are to exchange their Zodiac Shares.  Registered Zodiac Shareholders should read and follow these instructions.  The Zodiac Letter of Transmittal, when properly completed and delivered together with certificates representing the applicable Zodiac Shares and all other required documents, will enable former registered Zodiac Shareholders to obtain the certificates for Peninsula Shares to which they are entitled pursuant to the Arrangement.  Certificates will be mailed to registered Zodiac Shareholders as soon as is practicable following receipt by the Depositary of a completed Zodiac Letter of Transmittal and other required documents at the address specified in such Zodiac Letter of Transmittal.  If requested, certificates may be picked up by the holder at the office of the Depositary.

Any certificate that immediately prior to the Effective Date, represented outstanding Zodiac Shares and that has not been surrendered with all of the instruments required by the Plan of Arrangement on or before the date that is five years less one day from the Effective Date, will cease to represent any claim against or interest in any kind or nature in Peninsula, Zodiac or the Depositary.  Accordingly, persons who tender certificates for Zodiac Shares on or after the fifth anniversary will not receive Peninsula Shares and will not own any interest in Peninsula, Zodiac or the Resulting Issuer and will not be paid any cash or other compensation.

Certificates representing the Class “A” Share Consideration will be mailed to former holders of Zodiac Subscription Receipts by the Depositary without any further action on the part of the former holders of Zodiac Subscription Receipts.  Certificates may also be picked up at the office of the Depositary.

Please see “The Arrangement – Exchange of Securities” for more information.

Zodiac Right to Dissent

Pursuant to the Interim Order, Zodiac Dissenting Shareholders have the right to dissent with respect to the Arrangement Resolution to be considered at the Zodiac Meeting by providing a written objection to the Arrangement Resolution to Zodiac c/o Davis LLP, 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1, Attention: Trevor Wong-Chor, by 4:00 p.m. (Calgary time) on the Business Day immediately preceding the date of the Zodiac Meeting; provided that the Zodiac Dissenting Shareholder has not voted his or her Zodiac Shares at the Zodiac Meeting, either by proxy or in person, in favour of the Arrangement Resolution, the Zodiac Dissenting Shareholder exercises the Dissent Rights in respect of all of the Zodiac Shares held by the Zodiac Dissenting Shareholder, and such holder also complies with Section 191 of the ABCA, as modified by the Interim Order.

Provided the Arrangement becomes effective, each Zodiac Dissenting Shareholder will be entitled to be paid the fair value of the Zodiac Shares in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order.  See Schedule “G” for a copy of the Interim Order and Schedule “D” for the provisions of Section 191 of the ABCA.

The statutory provisions covering the right to dissent are technical and complex.  Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent.  Persons who are beneficial owners of Zodiac Shares registered in the name of a broker, custodian, nominee or other intermediary who wishes to dissent, should be aware that only the registered holder is entitled to dissent.  Accordingly, a beneficial owner of Zodiac Shares desiring to exercise the right to dissent must make arrangements for such Zodiac Shares beneficially owned to be registered in such holder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Zodiac, or alternatively, make arrangements for the registered holder of such securities to dissent on such holder’s behalf.    Pursuant to the Interim Order, a Zodiac Shareholder may not exercise the right to dissent in respect of only a portion of such holder’s Zodiac Shares.  See “Dissent Rights”.

It is a condition to the Arrangement that Zodiac Shareholders holding not more than 5% of the aggregate number of outstanding Zodiac Shares will have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Time.

Canadian Federal Income Tax Considerations

See the summary of Canadian federal income tax considerations contained in this Circular under the heading “Canadian Federal Income Tax Considerations”.  All security holders should consult their own tax advisers for advice with respect to their own particular circumstances.

Other Tax Considerations

This Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations.  Zodiac Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements in such jurisdictions, and with respect to the tax implications in such jurisdictions of holding Peninsula Shares after the Arrangement.  Zodiac Shareholders should also consult their own tax advisors regarding provincial, state or territorial tax considerations of the Arrangement or of holding Peninsula Shares.

Interest of Insiders, Promoters or Control Persons

The chart below indicates the total number and percentage of Peninsula Shares held, directly or indirectly, by insiders, Promoters and control persons of Peninsula and Zodiac as of the Record Date:

Name and Position of Insider	Number of Peninsula Shares	Percentage of Issued and Outstanding Peninsula Shares
Len Guenther – Director	141,350	1.63%
Charles Ross – Director and Chief Financial Officer	135,945	1.57%
Dieter Schindelhauer – Director	20,050	0.23%
Robert Cross – (Insider of Zodiac)(1)	475,000	5.48%

Note:

(1)

In addition to the Peninsula Shares noted above, Mr. Cross directly and indirectly holds Peninsula Warrants to purchase 475,000 Peninsula Shares exercisable at a price of $0.125 per Peninsula Share until April 21, 2011.

The chart below indicates the total number and percentage of Zodiac Shares held, directly or indirectly, by insiders, Promoters and control persons of Peninsula and Zodiac as of the Record Date:

Name and Position of Insider	Number of Zodiac Shares	Percentage of Issued and Outstanding Zodiac Shares
Murray Rodgers – President, Chief Executive Officer and Director	3,950,010	3.4%
Louisa Slobodnik – Chief Operating Officer	1,000,000	0.9%
Randy Neely – Chief Financial Officer	1,750,000	1.5%
Stanley (Clay) Robinson – Director and Chairman	500,000	0.4%
Robert Cross – Director	5,833,334	5.1%

Selected Pro Forma Consolidated Financial Information

The following information should be read in conjunction with the (a) pro forma financial statements of the Resulting Issuer following completion of the Arrangement, which are attached as Schedule “I” hereto; (b) the consolidated interim financial statements of Peninsula for the three and nine month periods ended March 31, 2010 and 2009 and MD&A filed in connection therewith, which are available on SEDAR; (c) the consolidated audited financial statements of Peninsula for the years ended June 30, 2009 and 2008 and MD&A filed in connection therewith, which are available on SEDAR; (d) the consolidated interim financial statements of Zodiac for the three month period ended March 31, 2010, which forms part of Schedule “H”; and (e) the consolidated audited financial statements of Zodiac for the year ended December 31, 2009, which forms part of  Schedule “H”, all of which are incorporated in and form part of this Circular.

The following table sets out certain financial information for Peninsula and Zodiac as at March 31, 2010, on a consolidated basis, and pro forma financial information for the Resulting Issuer after giving effect to the Arrangement, but without giving effect to the Zodiac Financing:

Balance Sheet Data	Peninsula at March 31, 2010	Zodiac at March 31, 2010	Adjustments	Resulting Issuer Pro Forma as at March 31, 2010(1)(2)
Assets:
Current Assets	30,147	11,127,359	(750,000)(3)	10,407,506
Other Assets	0	16,368,685		16,368,685
Total Assets	30,147	27,496,044	(750,000)	26,776,191

Liabilities:
Current Liabilities	36,069	504,277		540,346
Other Liabilities	0	210,166		210,166
Total Liabilities	36,069	714,443		750,512

Shareholder’s Equity:
Share Capital	2,690,437	23,092,629	(2,690,437)(4)	23,092,629
Warrants	0	5,954,066		5,954,066
Contributed Surplus	25,000	286,119	(25,000)(4)	286,119
Retained Earnings (Deficit)	(2,721,359)	(2,551,213)	1,965,437	(3,307,135)
Total Equity	(5,922)	26,781,601	(750,000)	26,025,679

Income/Loss	(24,645)	(522,760)		(547,405)
3 months ended March 31, 2010

Number of Shares Issued and Outstanding	3,661,644	96,599,311		143,730,645

Notes:

(1)

After giving effect to the Arrangement, but without giving effect to the Zodiac Financing.

(2)

The terms of the Arrangement provide that the Zodiac Shares will be exchanged for Peninsula Shares on a 1.45 for 1.0 basis, other than Zodiac Shares held by Zodiac Dissenting Shareholders.

(3)

Estimated costs of the Arrangement are $750,000.

(4)

Eliminate Peninsula share capital and contributed surplus.

As at July 31, 2010, Peninsula had approximately $275,000 of working capital and Zodiac had approximately $13,000,000 of working capital.  After giving effect to the Zodiac Financing (assuming no exercise of the Over-Allotment Option) and the Arrangement, the Resulting Issuer will have approximately $53,275,000 of working capital available to it (before deduction of expenses relating to the Arrangement and the Zodiac Financing and the fees of the agents for the Zodiac Financing).  The Resulting Issuer intends to use the funds available to it to achieve the objectives set out in Appendix 3 – “Information Concerning the Resulting Issuer – Available Funds and Principal Purposes” once the Arrangement has been completed.  It is expected that the Resulting Issuer will principally apply these resources toward the exploration and development activities in the San Joaquin Basin and for general working capital.

Market for Securities

The Peninsula Shares are listed on the NEX under the trading symbol “PNU.H”.  The closing price of the Peninsula Shares on May 31, 2010, being the last trading day on which the Peninsula Shares traded prior to the announcement of the proposed Arrangement on June 4, 2010, was $0.35.

The Zodiac Shares are not listed for trading on any stock exchange or quotation system.

In connection with the Arrangement, Peninsula has applied to transfer its listing from the NEX to Tier 2 of the Exchange upon completion of the Arrangement.

Peninsula has not yet received conditional acceptance from the Exchange for the Arrangement and the listing of Peninsula Shares to be issued to Zodiac Shareholders and Zodiac Class “A” Shareholders pursuant to the Arrangement, and accordingly Closing remains subject to the fulfillment of all of the requirements of the Exchange.  It is a condition precedent to the completion of the Arrangement that the approval of the Exchange be obtained.  See “The Arrangement – Approval of the Exchange” for further information.

Conflicts of Interest

The proposed directors and officers of the Resulting Issuer are involved in other projects, including projects in the oil and gas industry, and may have a conflict of interest in allocating their time between the business of the Resulting Issuer and other businesses or projects in which they are or will become involved.  See Appendix 3 – “Information Concerning the Resulting Issuer – Conflicts of Interest” and Appendix 3 – “Information Concerning the Resulting Issuer – Other Reporting Issuer Experience”.

Interests of Experts

To the best of Peninsula’s and Zodiac’s knowledge, none of the experts currently hold or will receive following completion of the Arrangement any direct or indirect interest in Peninsula or Zodiac.  See “General Matters – Interests of Experts” for more information.

Timing

It is anticipated that the Arrangement will become effective after the requisite approvals of the Peninsula Shareholders, Zodiac Shareholders, Court and regulatory authorities have been obtained and all other conditions to the Arrangement have been satisfied or waived.  It is anticipated that the Arrangement will become effective on or before September 30, 2010.

Risk Factors

In considering approval of the Arrangement, Peninsula Shareholders and Zodiac Shareholders should carefully consider certain risks associated with the Arrangement and the proposed business of the Resulting Issuer.  Following completion of the Arrangement, the Resulting Issuer will hold all of Zodiac’s assets and all of Peninsula’s assets and will carry on the business and activities of Zodiac described in this Circular.  See “Risk Factors”.

Accompanying Documents

This Circular is accompanied by numerous Appendices and Schedules which are incorporated by reference into, form an integral part of, and should be read in conjunction with this Circular.  It is recommended that Peninsula Shareholders and Zodiac Shareholders read this Circular and the attached Appendices and Schedules in their entirety.

INTRODUCTION

The information contained in this Circular, unless otherwise indicated, is as of August 27, 2010.

This Circular accompanies the Peninsula Notice of Meeting and form of proxy and the Zodiac Notice of Meeting and form of proxy, such Meetings to be held on September 28, 2010 at the times and places set out in the accompanying Notices of Meeting.  This Circular is furnished in connection with the solicitation of proxies by management of Peninsula and Zodiac for use at the respective Meetings and at any adjournment of the Meetings.  No person has been authorized to give any information or make any representations in connection with the Arrangement or other matters to be considered at the Meetings, other than those contained in this Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The Meetings have been called primarily for the purpose of considering and, if deemed advisable, passing the Transaction Resolution and the Arrangement Resolution approving the Transaction and the Arrangement, respectively.

All summaries of, and references to, the Arrangement and other material contracts in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement or material contract, as the case may be.  You are urged to carefully read the full text of the Arrangement Agreement, a copy of which may be viewed under Peninsula’s profile on SEDAR at www.sedar.com.  A copy of the Plan of Arrangement is also attached to this Circular as Schedule “C”.

All capitalized terms used in this Circular have the meanings set forth under “Glossary of Terms” or as otherwise defined herein.

This Circular does not constitute the solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

Information contained in this Circular should not be construed as legal, tax or financial advice and Peninsula Shareholders and Zodiac Shareholders are urged to consult their own professional advisers in connection therewith.

GENERAL PROXY INFORMATION

Management Solicitation and Appointment of Proxies – Registered Shareholders

If you are a registered shareholder, you may vote in person at the applicable Meeting, or give another person (a proxyholder) authority to represent you and vote your securities at the applicable Meeting. You appoint a proxyholder by dating and signing the applicable form of proxy (the “Proxy”), which is enclosed with this Circular.

The persons named in the enclosed Proxies are officers and/or directors of Peninsula or Zodiac, as applicable.  If you are a shareholder entitled to vote at the applicable Meeting, you have the right to appoint a person (who need not be a shareholder) other than either of the persons named in the applicable Proxy, to attend and act for and on your behalf at the applicable Meeting.  To exercise this right, you must either insert the name of the other person in the blank space provided in the Proxy, or complete another proper form of proxy.

To be valid, the Proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing.  If signed by a duly authorized attorney, the Proxy must be accompanied by the original power of attorney or a notarially certified copy thereof.  In the case of a corporation, the Proxy must be signed by a duly authorized officer, attorney or corporate representative, and must be accompanied by the original power of attorney or document whereby the duly authorized officer or corporate representative derives his power, as the case may be, or a notarially certified copy thereof.

Voting by the Proxyholder

A registered shareholder may indicate the manner in which the persons named in the Proxy are to vote with respect to a matter to be acted upon at the applicable Meeting by marking the appropriate space.  If the instructions as to voting indicated in the Proxy are certain, the shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions given in the Proxy on any ballot that may be called for.

If the shareholder specifies a choice in the Proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly.  If no choice is specified in the Proxy with respect to a matter to be acted upon, the Proxy confers discretionary authority with respect to that matter upon the proxyholders named in the Proxy.  It is intended that the proxyholders named by management in the Proxy will vote the shares represented by the Proxy in favour of each matter identified in the Proxy.

Each Proxy also confers discretionary authority upon the named proxyholders with respect to amendments or variations to the matters identified in the accompanying Notices of Meeting and with respect to any other matters which may properly come before the Meetings.  As of the date of this Circular, management of Peninsula and Zodiac are not aware of any such amendments or variations, or any other matters that will be presented for action at the respective Meetings other than those referred to in the accompanying Notices of Meeting.  If, however, other matters that are not now known to management properly come before the Meetings, then the persons named in the Proxy intend to vote on them in accordance with their best judgment.

Submitting your Proxy

The duly completed Proxy must be dated and signed and deposited at:

1.

in the case of Peninsula, its transfer agent, Computershare Investor Services Inc., Attention: Proxy Department, at:

Computershare Investor Services Inc.

9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1

Fax number: 1-866-249-7775 (or 1-416-263-9524 for international residents)

Vote by Phone:

Registered Shareholders: 1-866-732-VOTE (8683)

Beneficial Shareholders: 1-866-734-VOTE (8683)

Vote Online: www.investorvote.com

2.

in the case of Zodiac, to Olympia Trust Company, at Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, or by fax at 1-403-265-1455 no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the applicable Meeting or any adjournment thereof.  Proxies received after such time may be accepted or rejected by the chair of the applicable Meeting in the chair’s sole discretion.

Canadian Non-Registered Shareholders - Peninsula

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Peninsula Meeting.  Your shares may not be registered in your name but in the name of a nominee, which is usually a trust company, securities broker or other financial institution.  If your shares are registered in the name of a nominee (such as a brokerage firm, bank or trust company through which you purchased shares), you are a non-registered shareholder (a “Non-Registered Shareholder”).  In Canada, the vast majority of such shares are registered under the name of CDS & Co., which acts as nominee for many Canadian brokerage firms.  There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

Canadian NOBOs

Peninsula has decided to take advantage of those provisions of National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) that permit it to directly deliver proxy-related materials to its Canadian NOBOs.  If you are a Non-Registered Shareholder, and Peninsula or an agent of Peninsula has sent these materials directly to you, your name and address and information about your holdings of Peninsula Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.  By choosing to send these materials to you directly, Peninsula (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result Canadian NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from Computershare.  These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile.  In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions (please refer to the section entitled “Submitting your Proxy”).  Computershare will tabulate the results of the VIFs received from Peninsula NOBOs and will provide appropriate instructions at the Peninsula Meeting with respect to the shares represented by the VIFs they receive.

Canadian OBOs

If you are not a Canadian NOBO, your nominee is required to seek your instructions on how to vote your shares, and you will vote your shares through an intermediary.  Every intermediary has its own mailing procedures and provides its own return instructions to clients.

In accordance with NI 54-101, Peninsula has distributed copies of the Peninsula Notice of Meeting, this Circular and the Proxy for the Peninsula Meeting (the “Peninsula Meeting Materials”) to nominees and intermediaries for onward distribution to Canadian OBOs with a request for voting instructions.  Often the request for voting instructions supplied by the intermediaries is identical to the Proxy provided by Peninsula to the registered shareholders.  However, it is not a valid proxy; rather it is to be used as a means of instructing the intermediary how to vote on behalf of the OBO.  Very often, intermediaries will use service companies to forward the Peninsula Meeting Materials to Non-Registered Shareholders.  Generally, Non-Registered Holders who have not waived the right to receive the Peninsula Meeting Materials will either:

(a)

be given a Proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed.  Because the intermediary has already signed the Proxy, the Proxy is not required to be signed by the Non-Registered Shareholder.  In this case, a Non-Registered Shareholder who wishes to submit a Proxy should otherwise properly complete the Proxy and deliver it to Computershare as provided above; or

(b)

more typically, be given a VIF which is not signed by the intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed Proxy accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the Proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the Proxy, properly complete and sign the Proxy and return it to the intermediary or its service company in accordance with the instructions of the intermediary or its service company.

The majority of brokers now delegate responsibility for obtaining voting instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically supplies a special sticker to be attached to the Proxy and asks Non-Registered Shareholders to return the completed Proxy to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting.  A Non-Registered Shareholder receiving such a Proxy from Broadridge cannot use that Proxy to vote shares directly at the Peninsula Meeting – the Proxy must be returned to Broadridge well in advance of the Peninsula Meeting in order to instruct Broadridge how to vote the shares.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the shares of Peninsula which they beneficially own.  Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the Peninsula Meeting in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the management proxyholders and insert the name of the Non-Registered Shareholder (or such other person voting on behalf of the Non-Registered Shareholder) in the blank space provided or follow such other instructions as may be provided by their brokers/nominees.  In either case, Non-Registered Shareholders should carefully follow the instructions of their intermediary, including those regarding when and where the Proxy or proxy authorization form is to be delivered.

Non-Registered Shareholders - Zodiac

As a non-reporting issuer, Zodiac is not required to comply with the requirements of NI 54-101 but has nevertheless distributed copies of the Zodiac Notice of Meeting, this Circular and the Proxy for the Zodiac Meeting (the “Zodiac Meeting Materials”) to its registered intermediaries for onward distribution to its non-registered shareholders in accordance with the procedure set out in “Canadian Non-Registered Shareholders – Peninsula” above.

Revocation of Proxies

A shareholder who has given a Proxy may revoke it at any time before the Proxy is exercised.  In addition to revocation in any other manner permitted by law, a shareholder may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid; or (b) by signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed as set out in the notes to the Proxy) and either depositing it at the place and within the time aforesaid for the deposit of proxies or with the chair of the Meeting on the day of such Meeting or on the day of any adjournment thereof prior to the commencement thereof.  Only registered shareholders have the right to revoke a Proxy.  Non-Registered Holders who wish to change their vote must arrange for their respective intermediaries to revoke the Proxy on their behalf.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

Requisite Shareholder Approvals and Exercise of Discretion by Proxyholders

To approve a motion for an ordinary resolution, a simple majority of the votes cast in person or by Proxy will be required.

In order for Peninsula Shareholders to approve a motion for a special resolution, a majority of not less than 75% of the votes cast on the resolution will be required.  In order for Zodiac Shareholders to approve a motion for a special resolution, a majority of not less than two-thirds of the votes cast on the resolution will be required.

Each Peninsula Shareholder of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Peninsula Meeting.

As of the Record Date, Peninsula had 8,661,644 Peninsula Shares issued and outstanding.  The Peninsula Shareholders are entitled to one vote for each Peninsula Share held.  A quorum at the Peninsula Meeting will consist of two persons who are, or who represent by Proxy, Peninsula Shareholders who, in the aggregate, hold at least one-twentieth of the issued Peninsula Shares.

In order to be effective, the following resolutions to be submitted to the Peninsula Shareholders at the Peninsula Meeting must be approved by special resolution:

(a)

the resolution authorizing the Resulting Issuer to change its name to “Zodiac Exploration Inc.”; and

(b)

the resolution authorizing the Resulting Issuer to continue under the ABCA.

All other resolutions to be submitted to the Peninsula Shareholders at the Peninsula Meeting must be approved by ordinary resolution.

Each Zodiac Shareholder of record at the close of business on the Record Date will be entitled to receive notice of and vote on the Arrangement Resolution at the Zodiac Meeting.

As of the Record Date, Zodiac had 114,855,845 Zodiac Shares issued and outstanding.  The Zodiac Shareholders are entitled to one vote for each Zodiac Share held in respect of the Arrangement Resolution.

In order to be effective, the Arrangement Resolution to be submitted to the Zodiac Shareholders at the Zodiac Meeting must be approved by special resolution.  A quorum at the Zodiac Meeting will consist of shareholders present in person or by proxy holding 5% or more of the Zodiac Shares.

A shareholder may indicate the manner in which the persons named in the accompanying applicable Proxy are to vote with respect to a matter to be acted upon at the applicable Meeting by marking the appropriate space.  If the instructions as to voting indicated in the Proxy are certain, the securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions given in the Proxy on any ballot that may be called for.

If no choice is specified in the Proxy with respect to a matter to be acted upon, the Proxy confers discretionary authority with respect to that matter upon the proxyholder named in the Proxy.  It is intended that the proxyholders named by management in the applicable Proxy will vote the securities represented by the Proxy in favour of each matter identified in the Proxy.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of Peninsula or Zodiac, as applicable, without special compensation.  The costs of solicitation will be borne by Peninsula and Zodiac.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Circular including, but not limited to, the Appendices and Schedules attached hereto, no informed person, none of the directors or executive officers of either of Peninsula or Zodiac, none of the persons who have been directors or executive officers of Peninsula or Zodiac since the commencement of either of Peninsula’s or Zodiac’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Peninsula Meeting or the Zodiac Meeting.

Indebtedness of Directors and Executive Officers

No person who is or at any time during the most recently completed financial year was a director or executive officer of Peninsula, and no associate of any of the foregoing persons has been indebted to Peninsula at any time since the commencement of Peninsula’s last completed financial year. No director or executive officer of Zodiac or a person who at any time during the most recently completed financial year was a director or executive officer of Zodiac, and no associate of any of the foregoing persons, has been indebted to Zodiac at any time since the commencement of Zodiac’s last completed financial year.

Record Date

Only Peninsula Shareholders and Zodiac Shareholders of record on the close of business on August 26, 2010, who either personally attend the Peninsula Meeting or Zodiac Meeting, respectively, who complete and deliver the applicable Proxy in the manner and subject to the provisions set out above will be entitled to have his or her Peninsula Shares or Zodiac Shares voted at the Peninsula Meeting or Zodiac Meeting, respectively, or any adjournment thereof.

Voting Securities and Principal Shareholders

As at the date hereof, Peninsula has issued and outstanding 8,661,644 fully paid and non-assessable Peninsula Shares, each Peninsula Share carrying the right to one vote.

To the knowledge of the directors and executive officers of Peninsula as of the Record Date, no person owns, or exercises control or direction over, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Peninsula.

As at the date hereof, Zodiac has issued and outstanding 114,855,845 fully paid and non-assessable Zodiac Shares, each Zodiac Share carrying the right to one vote.

To the knowledge of the directors and executive officers of Zodiac as of the Record Date, only the following persons own, or exercise control or direction over, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Zodiac:

Name and Municipality of Residence	Number of Zodiac Shares	Percentage of Issued and Outstanding Zodiac Shares
Chilton Global Natural Resources Partners, L.P. New York, New York	28,000,000	24.4%
Jennison Natural Resources Fund and Jennison Mutual Fund (Prudential Financial) New York, New York	21,500,000	18.7%

BUSINESS OF THE PENINSULA MEETING

Receipt of Directors’ Report and Financial Statements

The Peninsula Shareholders will receive and consider the audited financial statements of Peninsula for the years ended June 30, 2009 and June 30, 2010, together with the auditor’s report thereon.

Election of Directors

Directors of Peninsula are elected for a term of one year.  Management proposes to nominate the persons named under the heading “Nominees for Election” below for election as directors of Peninsula.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of Peninsula or he becomes disqualified to act as a director.  However, if the Arrangement is completed, the nominees will resign as directors and be replaced by nominees of Zodiac.  See “Proposed Directors of the Resulting Issuer Upon Closing of the Arrangement” below. It is proposed to fix the number of directors at four (4).  This requires the approval of the shareholders of Peninsula by an ordinary resolution, which approval will be sought at the Peninsula Meeting.

Nominees for Election

The following information relating to each nominee for director is based partly on Peninsula’s records and partly on information received by Peninsula from the nominees, and sets forth the name and municipality of residence of the person proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in Peninsula held by him, the year in which he was first elected as a director, and the number of Peninsula shares beneficially owned by him, or over which control or direction is exercised by him, directly or indirectly.

Name, Municipality of Residence and Position with Peninsula	Present Principal Occupation(1)	Director Since	Shares Owned(2)
Graham Reveleigh Director and President Earlville, Queensland, Australia	Businessman and director of public companies, including Bounty Oil & Gas, Hill End Gold and Peninsula Resources.	October 1999	Nil
Charles E. Ross(3) Director and CFO Delta, British Columbia, Canada	Businessman and director of a number of public companies, including Goldex Resources, Tearlach Resources, Norzan Enterprises, Tower Energy, Bounty Oil & Gas and Peninsula Resources.	September 25, 2007	135,945
Dieter Schindelhauer(3) Director Vancouver, British Columbia, Canada	Businessman and director of a number of public companies, including Tearlach Resources, Norzan Enterprises and Peninsula Resources.	August 17, 2009	20,050
Len Guenther(3) Director Vancouver, British Columbia, Canada	Independent Consultant and director of Peninsula Resources, Tower Energy and Net Soft Systems.	November 7, 2007	141,350

Notes:

(1)

Includes occupations for preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.

(2)

Peninsula Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to Peninsula by the respective individuals, or extracted from the register of shareholdings maintained by Peninsula’s transfer agent or from insider reports filed by the individuals and available through the internet at www.sedi.ca.

(3)

Member of the Audit Committee.

Peninsula’s management recommends that Peninsula Shareholders vote in favour of the nominees for election as directors.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the four nominees as directors of Peninsula for the ensuing year.

Committees

The current members of Peninsula’s audit committee are Charles Ross, Dieter Schindelhauer and Len Guenther.  There are no other committees of the Peninsula Board.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Circular, during the ten years preceding the date of this Circular, no proposed nominee for election as a director of Peninsula has, to the knowledge of Peninsula, been a director or executive officer of any company (including Peninsula) that, while such individual was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Peninsula (then known as “Nugget Resources Inc.”) was subject to cease trade orders made by the Alberta Securities Commission and the British Columbia Securities Commission on December 20, 2002 and November 27, 2002 respectively. Both orders were revoked by the Alberta Securities Commission and by the British Columbia Securities Commission on October 18, 2007.  Graham Reveleigh and Charles E. Ross were directors of Peninsula while Peninsula was the subject of the cease trade orders.

Penalties or Sanctions

Except as disclosed in this Circular, the proposed nominees for election as directors of Peninsula are not, or have not been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Charles Ross is a director and officer of Circumpacific Energy Corporation (“CEC”), which was the subject of an extensive compliance investigation by the Exchange.  As a result of the investigation, CEC’s shares were halted from trading on January 24, 2003, and suspended from trading on March 20, 2003.  The Exchange required, among other things, that CEC prepare written internal control procedures, and that all directors complete an acceptable corporate governance course, which Mr. Ross did in October 2003.  CEC’s shares were reinstated for trading on February 11, 2004.

Personal Bankruptcy

During the 10 years preceding the date of this Circular, no proposed nominee for election as a director of Peninsula has, to the knowledge of Peninsula, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Proposed Directors of the Resulting Issuer Upon Closing of the Arrangement

Concurrently with the completion of the proposed Arrangement, Graham Reveleigh, Charles Ross, Dieter Schindelhauer and Len Guenther will resign as directors of Peninsula and Robert Cross, Douglas Allen, Gary Guidry, Stanley (Clay) Robinson and Murray Rogers will be appointed as directors of Peninsula to fill the casual vacancies on the Peninsula Board or as additional directors in accordance with the BCBCA.  See Appendix 3 – “Information Concerning the Resulting Issuer – Directors, Officers and Promoters”.  Peninsula Shareholders will not be entitled to vote for the appointment of Messrs. Cross, Allen, Guidry, Robinson and Rogers as directors of the Resulting Issuer.

Appointment of the Auditor

Peninsula Shareholders will be asked to approve the re-appointment of STS Partners LLP, Chartered Accountants, as the auditor of Peninsula, at a remuneration to be fixed by the Peninsula Board.  The auditor was first appointed on August 10, 2007.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of STS Partners LLP, Chartered Accountants, as the auditor of Peninsula, at a remuneration to be fixed by the Peninsula Board.

Adoption of 2010 Stock Option Plan

The Peninsula Stock Option Plan is a “rolling” plan as characterized by Exchange Policy 4.4, pursuant to which the aggregate number of common shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of Peninsula’s issued and outstanding common shares from time to time.  Exchange Policies require that shareholder approval for “rolling” stock option plans must be obtained annually.  There are no outstanding stock options under the Peninsula Stock Option Plan.

In anticipation of the Arrangement, Peninsula’s Board has determined to adopt, subject to the approval of the Peninsula Shareholders, a new “rolling” stock option plan (the “2010 Stock Option Plan”) for the Resulting Issuer, which better reflects current Exchange Policies and applicable securities legislation, under which all future options will be granted.

The principal purposes of the 2010 Stock Option Plan are to advance the interests of the Resulting Issuer by encouraging the directors, officers, employees and consultants of the Resulting Issuer, and of its subsidiaries and affiliates, if any, to acquire Resulting Issuer Shares, thereby increasing their proprietary interest in the Resulting Issuer, encouraging them to remain associated with the Resulting Issuer and furnishing them with additional incentive in their efforts on behalf of the Resulting Issuer in the conduct of its affairs.

Summary

The following is a summary of the principal terms of the 2010 Stock Option Plan.

The 2010 Stock Option Plan shall be administered by the Peninsula Board or by a special committee of the directors appointed from time to time by the Peninsula Board (for the purposes of this section of the Circular, such committee or, if no such committee is appointed, the entire Peninsula Board, is referred to as the Peninsula Board).

The 2010 Stock Option Plan is a “rolling” incentive stock option plan pursuant to which the aggregate number of Peninsula Shares issuable upon the exercise of all options granted under the 2010 Stock Option Plan shall not exceed 10% of the issued and outstanding Peninsula Shares from time to time.

The 2010 Stock Option Plan provides that stock options may be granted to directors, officers, consultants and employees of Peninsula or its subsidiaries, and employees of a person or company which provides management services to Peninsula or its subsidiaries (“Management Company Employees”).

If stock options expire or otherwise terminate for any reason without having been exercised, the number of Peninsula Shares in respect of the expired or terminated stock options will again be available for the purposes of the 2010 Stock Option Plan.

The 2010 Stock Option Plan may be terminated or discontinued by the Peninsula Board at any time, but such termination or discontinuance will not alter or impair any options awarded prior to the date of such termination or discontinuance.

The 2010 Stock Option Plan provides that the Peninsula Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Peninsula Shares to be subject to each option.  Subject to any vesting restriction imposed by the Exchange, the Peninsula Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

The 2010 Stock Option Plan contains the following limitations on the number of Peninsula Shares that may be issued pursuant to the exercise of options awarded under the 2010 Plan:

(a)

the aggregate number of Peninsula Shares reserved for issuance to any one person under the 2010 Stock Option Plan, together with all other security based compensation arrangements of Peninsula, must not exceed 5% of the then outstanding Peninsula Shares (on a non-diluted basis);

(b)

in the aggregate, no more than 10% of the issued and outstanding Peninsula Shares (on a non-diluted basis) may be reserved at any time for insiders as defined in subsection 1(i) of the Securities Act (Alberta) and includes an associate, as defined in subsection 1(a.1) of the Securities Act (Alberta) (“Insider(s)”) under the 2010 Stock Option Plan, together with all other security based compensation arrangements of Peninsula;

(c)

the number of securities of Peninsula issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Peninsula Shares;

(d)

options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Peninsula Shares in any twelve-month period to any one consultant of Peninsula (or any of its subsidiaries); and

(e)

options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Peninsula Shares in any twelve month period to persons employed to provide investor relations activities.  Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

Options granted under the 2010 Stock Option Plan will be for a term not to exceed ten years from the date of their grant.  Should the expiry date of an option fall during a voluntary black-out period or within nine business days following the expiration of a voluntary black-out period, such expiry date shall be automatically extended to that date which is the tenth business day after the end of the black out period.

Options can only be exercised so long as the option holder is a director, officer, employee or consultant of Peninsula or any of its subsidiaries, or a Management Company Employee of Peninsula or any of its subsidiaries.  If an option holder ceases to be a director, officer, consultant, employee of Peninsula, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such option holder may exercise his option to the extent that the option holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the option holder ceases to be a director, officer, consultant, employee or a Management Company Employee, subject to extension at the discretion of the Peninsula Board,  unless such option holder was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the option holder’s services to Peninsula, subject to extension at the discretion of the Peninsula Board.

Notwithstanding the foregoing, in the event of the death of an option holder, the option previously granted to him shall be exercisable only within the one year after such death and then only (a) by the person or persons to whom the option holder’s rights under the option shall pass by the option holder’s will or the laws of descent and distribution; and (b) if and to the extent that such option holder was entitled to exercise the option at the date of his death.

Options may be be exercised at a price that shall be fixed by the Peninsula Board at the time that the option is granted.  No option shall be granted with an exercise price at a discount to the market price. The market price shall be the closing price of the Peninsula Shares on the Exchange on the first day preceding the date of grant on which at least one board lot of Peninsula Shares traded.  Once the exercise price has been determined by the Peninsula Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Peninsula Board approval, provided that in the case of options held by insiders of Peninsula, the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

Stock options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death or incapacity.

Peninsula Shares will not be issued pursuant to stock options granted under the 2010 Stock Option Plan until they have been fully paid for.  Peninsula will not provide financial assistance to option holders to assist them in exercising their stock options.

The Peninsula Board may by resolution amend the 2010 Stock Option Plan and any options granted under it without shareholder approval, however, the Peninsula Board will not be entitled, in the absence of shareholder and Exchange approval, to:

(a)

reduce the exercise price of an option held by an Insider of Peninsula;

(b)

extend the expiry date of an option held by an Insider of Peninsula (subject to such date being extended by virtue of the black-out provision);

(c)

amend the limitations on the maximum number of Peninsula Shares reserved or issued to Insiders;

(d)

increase the maximum number of Peninsula Shares issuable pursuant to the 2010 Stock Option Plan; or

(f)

amend the amendment provisions of the 2010 Stock Option Plan.

Where shareholder approval is sought for amendments under subsections (a), (b) and (c) above, the votes attached to Peninsula Shares held directly or indirectly by Insiders benefiting from the amendments will be excluded.

A copy of the 2010 Stock Option Plan is attached to this Circular as Schedule “A”.

At the Peninsula Meeting, the Peninsula Shareholders will be asked to consider, and if deemed advisable, to pass the following resolutions:

“RESOLVED, as an ordinary resolution, THAT:

1.

the new stock option plan, to be designated the “2010 Stock Option Plan”, in the form attached to Peninsula’s information circular dated August 27, 2010 (the “2010 Stock Option Plan”), is hereby adopted and approved and that the directors of Peninsula are hereby authorized to made such amendments and revisions to the 2010 Stock Option Plan from time to time, without further shareholder approval, as may be required by the TSX Venture Exchange or any other stock exchange upon which Peninsula’s shares may be listed for trading in order to cause the 2010 Stock Option Plan to fully comply with the requirements of the TSX Venture Exchange or such other exchange and to fully carry out this resolution; and

2.

the reservation under the 2010 Stock Option Plan of up to a maximum of 10% of the issued shares of Peninsula, on a rolling basis, as at the time of granting of the stock option pursuant to the 2010 Stock Option Plan be authorized and approved.”

Peninsula’s management recommends that shareholders vote in favour of the resolution to approve and adopt the 2010 Stock Option Plan.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the approval and adoption of the 2010 Stock Option Plan.

Approval of the Arrangement

Peninsula, AcquisitionCo and Zodiac have entered into the Arrangement Agreement providing for the acquisition by Peninsula of Zodiac, through the amalgamation of Zodiac and AcquisitionCo, in exchange for Peninsula Shares.  This will result in a change of control of Peninsula.  The Transaction is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is available to be viewed on SEDAR at www.sedar.com.  See “The Arrangement” below.

At the Peninsula Meeting, the Peninsula Shareholders will be asked to consider and, if deemed advisable, approve the Transaction Resolution set forth in Schedule “B-1” hereto to approve the Transaction.

The Transaction Resolution must be approved by a majority of votes cast at the Peninsula Meeting.  It is the intention of the persons named in the enclosed form of proxy, in the absence of instructions to the contrary, to vote the proxy FOR the Transaction Resolution.

Continuance from British Columbia to Alberta

Peninsula was incorporated under the laws of the Province of British Columbia and is governed by the BCBCA.  In accordance with the Arrangement Agreement, upon completion of the Arrangement and subject to Peninsula Shareholder approval, Peninsula will continue to the Province of Alberta and be registered as an Alberta corporation.   The Peninsula Board believes that it is in the best interests of Peninsula to continue to the Province of Alberta upon completion of the Arrangement because Zodiac is incorporated under the laws of Alberta and a majority of the directors and officers of the Resulting Issuer will reside in Alberta.

At the Peninsula Meeting, Peninsula Shareholders will be asked to consider and, if deemed advisable, approve the Continuance Resolution authorising the Continuance, the full text of which is set out below.  In order to become effective, the Continuance must be approved by at least 75% of all votes cast with respect to the Continuance Resolution by the Peninsula Shareholders, present in person or by proxy at the Peninsula Meeting.  The Exchange must also approve the Continuance.

Notwithstanding that Peninsula Shareholders approve the Continuance, the Peninsula Board may, in its discretion, abandon the application for continuance of Peninsula under the ABCA without further approval, ratification or confirmation by the Peninsula Shareholders.  The Peninsula Board currently contemplates that it would abandon the application for continuance of Peninsula under the ABCA only if the Arrangement is not completed or if the Arrangement Agreement is terminated.

The Continuance

The BCBCA and ABCA permit Peninsula to continue under the ABCA with the authority of a special resolution, the consent of the British Columbia Registrar of Companies and upon complying with certain procedures and filing certain forms.  A Peninsula Shareholder has the right to dissent from the Continuance Resolution.   See “Right of Dissent” below for a description of the right of dissent under the BCBCA in connection with the proposed Continuance.  Upon Continuance, Peninsula will be treated as if it has been incorporated under the ABCA.

Continuance under the ABCA will not affect the application to Peninsula of the securities laws, regulations, rules and policies that presently apply.  There will, however, be some changes to the rights of Peninsula Shareholders under corporate law.  These are summarized below under the heading “Comparison of Shareholder Rights.”

Articles of Continuance and By-Laws

The proposed Articles of Continuance to be filed under the ABCA to effect a continuance out of the jurisdiction of the BCBCA and into the jurisdiction of the ABCA is attached as Schedule “E” to this Circular.  The proposed Articles of Continuance will become the new charter documents of Peninsula, replacing Peninsula’s Notice of Articles.  If Peninsula is continued under the ABCA, the board of directors of the Resulting Issuer intend to adopt by-laws in the form attached as Schedule “E” to this Circular.  The proposed by-laws will replace the current Articles of Peninsula.

As of the effective date of the Peninsula Continuance, the legal domicile of Peninsula will be the Province of Alberta, and Peninsula will no longer be subject to the provisions of the BCBCA.

By operation of law under the Province of Alberta, as of the effective date of the Continuance, all of the assets, property, rights, liabilities and obligations of Peninsula immediately prior to the Continuance will continue to be the assets, property, rights, liabilities and obligations of Peninsula after the Continuance.

Comparison of Shareholder Rights

If the Continuance is approved and completed, Peninsula will be governed by the ABCA instead of the BCBCA.  While the rights of shareholders under the ABCA are broadly similar to those under the BCBCA, there are a number of variations in detail.  The following is a summary of certain similarities and differences between the ABCA and the BCBCA on matters pertaining to shareholder rights.  This summary is not exhaustive and is of a general nature only. It is not intended to be, and should not be construed to be, legal advice to Peninsula Shareholders and accordingly Peninsula Shareholders should consult their own legal advisors with respect to the corporate law consequences to them of the Continuance.

Sale of Peninsula’s Assets

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the company’s business or with shareholder approval authorized by a special resolution.  Under the BCBCA, a special resolution will need to be approved by a “special majority” which means the majority specified in a company’s articles of at least two-thirds and not more than three-quarters of the votes cast by those shareholders voting in person or by proxy at a meeting of the shareholders of the company.  Peninsula’s Articles require three-quarters (75%) of the votes cast by those shareholders voting in person or by proxy to be cast in favour of the resolution in order for it to be a special resolution.

The ABCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of a corporation.  Each share of the corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of a corporation whether or not it otherwise carries the right to vote.  Holders of shares of a class or series can vote separately only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

Amendments to the Charter Documents of a Corporation

Changes to the articles of a company under the BCBCA will be effected by the type of resolution specified by the BCBCA, or if not specified by the BCBCA, then the type of resolution specified in the articles of the company which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors.  In the absence of anything in the BCBCA or the articles, most corporate alterations will require a special resolution.  Alteration of the special rights and restrictions attached to issued shares requires, in addition to any resolution provided for by the articles, consent by a special resolution of the holders of the class or series of shares affected.  A proposed amalgamation or continuance of a company out of the jurisdiction requires a special resolution as described above.

Under the ABCA, substantive changes to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where the certain specified rights of the holders of a class of shares are affected differently by the alteration than the rights of the holders of other classes of shares, a resolution passed by not less than two-thirds of the votes cast by the holders of all of the shares of a corporation, whether or not they carry the right to vote, and a special resolution of each class, or series, as the case may be, even if such class or series is not otherwise entitled to vote.  A resolution to amalgamate an ABCA corporation requires a special resolution passed by the holders of each class of shares or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a company may exercise a right of dissent and requires the company to purchase the shares held by such shareholder at the fair value of such shares.  The dissent right is applicable where the company proposes to (i) continue out of the jurisdiction, (ii) sell the whole or substantially the whole of the company’s undertaking or business, (iii) enter into a statutory amalgamation other than with an affiliated corporation or (iv) amend its articles to add, change or remove any restriction on the business or business that the company may carry on.

The ABCA contains a similar dissent remedy.  However, the procedure for exercising this remedy is different than that contained in the BCBCA.

Oppression Remedies

Under the BCBCA, a shareholder, including a beneficial owner of a share of a company, or any other person whom the court considers to be an appropriate person to make an application, has the right to apply to court on the grounds that (i) the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant, or (ii) some act of the company has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

Under the ABCA, a shareholder, former shareholder, director, former director, officer, former officer or a creditor of a company or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where in respect of a company or any of its affiliates any act or omission of a company or its affiliates effects a result, the business or affairs of a company or its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the company or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any security holder, creditor, director or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, including a beneficial shareholder or a director of a company may, with leave of the court, prosecute a legal proceeding in the name and on behalf of the company to enforce a right, duty or obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such a right, duty or obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a company.

A broader right to bring a derivative action is contained in the ABCA and this right extends to officers, former shareholders, directors, officers or creditors of a company or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the ABCA permits derivative actions to be commenced in the name and on behalf of a company or any of its subsidiaries.

Requisition of Meetings

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within four months.  If the directors do not call a meeting within 21 days of receiving the requisition, the requisitioning shareholders, or any one or more requisitioning shareholders holding in the aggregate more than 2.5% of the issued voting shares of the company, may call the meeting.

The ABCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meetings

The BCBCA requires all meetings of shareholders to be held in British Columbia unless (i) a location outside the province is provided for in the company’s articles, or (ii) the articles do not restrict the company from approving a location outside of the province and the location is approved by the type of resolution required by the articles for such purpose or, if no type of resolution is specified in the articles, by ordinary resolution of the shareholders or (iii) approved in writing by the British Columbia Registrar of Companies before the meeting is held.

The ABCA provides that a meeting of shareholders may be held outside Alberta where the articles so provide or where all shareholders entitled to vote at such a meeting so agree.

Directors

The BCBCA provides that a public company must have a minimum of three directors and does not impose any residency requirements on the directors.

The ABCA requires that at least one-quarter of the directors be resident Canadians and requires that for distributing corporations at least two of the directors not be officers or employees of the corporation or its affiliates.

Form of Proxy and Information Circular

Both the ABCA and the BCBCA require a distributing corporation to provide notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at and the conduct of the meeting.

Further Information

For further information regarding the similarities and differences between the ABCA and the BCBCA, Peninsula Shareholders should consult their legal advisors and refer to the statutes, copies of which will be available at Peninsula’s registered office, during normal business hours up to and including the date of the Peninsula Meeting.

Right of Dissent

Division 2 of Part 8 of the BCBCA provides shareholders with certain rights of dissent and provides certain procedures to be followed in respect of dissents.  Pursuant to section 238 of the BCBCA, a Peninsula Shareholder has a right of dissent in respect of the Continuance Resolution.  Pursuant to section 242 of the BCBCA, a Peninsula Shareholder who wishes to dissent must send written notice of dissent to Peninsula at least two days before the date of the Peninsula Meeting.  Since the date of the Peninsula Meeting is September 28, 2010, a notice of dissent must be received by Peninsula no later than 4:00 p.m. (Vancouver time) on September 24, 2010.  A Peninsula Shareholder wishing to give a notice of dissent should send it to the registered office of Peninsula at Suite 1710, 1177 West Hastings Street, Vancouver, British Columbia V6E 2L3 Attention:  Len Guenther.

If a Peninsula Shareholder gives a notice of dissent, the dissent procedure provisions of section 243 of the BCBCA apply.  If a Peninsula Shareholder gives notice of dissent and Peninsula intends to act on the authority of the Continuance Resolution, Peninsula must give notice to the Peninsula Dissenting Shareholder of its intention to act and advise the Peninsula Dissenting Shareholder of the Peninsula Dissenting Shareholder’s rights under section 244 of the BCBCA.  If Peninsula gives notice of its intention to act and the Peninsula Dissenting Shareholder follows other prescribed notice procedures the Peninsula Dissenting Shareholder will become bound to sell and Peninsula will become bound to purchase the Peninsula Shares of the Peninsula Dissenting Shareholder.  The price to be paid for such Peninsula Shares is the fair value thereof immediately before the passing of the Continuance Resolution.  If any Peninsula Shareholder gives notice of dissent in respect of any Peninsula Shares, Peninsula will not be obliged to act upon the Continuance Resolution, should it be passed by Peninsula Shareholders at the Peninsula Meeting.

A Peninsula Shareholder may not dissent for only part of the Peninsula Shares owned by him or her.  A person who beneficially owns Peninsula Shares must cause the Peninsula Shareholder to whom such Peninsula Shares are registered to exercise the Peninsula Dissent Rights with respect to such Peninsula Shares and the Peninsula Dissent Rights must be exercised with respect to all of the Peninsula Shares beneficially owned by such beneficial owner.  Accordingly, a beneficial owner of Peninsula Shares desiring to exercise his or her Peninsula Dissent Right must make arrangements for the registered holder of his or her Peninsula Shares to dissent on his or her behalf.

The giving of a notice of dissent does not deprive a Peninsula Shareholder of the right to vote his or her Peninsula Shares.  A vote either in person or by proxy against the Continuance Resolution does not constitute a notice of dissent.  However, a Peninsula Shareholder is not entitled to dissent if the Peninsula Shareholder votes or instructs or is deemed to have instructed his or her proxyholder to vote, any of the Peninsula Shareholder’s Peninsula Shares in favour of the Continuance Resolution.  Accordingly, a Peninsula Shareholder who gives a notice of dissent and then votes in favour of the Continuance Resolution will lose his or her dissent rights.

The provisions of Division 2 of Part 8 of the BCBCA are complex and technical and failure to comply strictly with them may prejudice the exercise of the right of dissent.  This summary of Peninsula Dissent Rights is qualified in its entirety by reference to the full text of Division 2 of Part 8 of the BCBCA, a copy of which is attached to this Circular as Schedule “F”.  A Peninsula Shareholder wishing to exercise the Peninsula Dissent Rights should seek independent legal advice.

The Continuance Resolution

The text of the Continuance Resolution is as follows:

“RESOLVED, as a special resolution THAT:

1.

upon the completion of the Arrangement, Peninsula apply to the appropriate officer of the Province of Alberta for a Certificate of Continuance continuing Peninsula as if it had been incorporated under the laws of the Province of Alberta in accordance with the Business Corporations Act (Alberta) (the “ABCA”);

2.

upon the completion of the Arrangement, Peninsula apply to the British Columbia Registrar of Companies for authorization to permit such continuance in accordance with section 308 of the Business Corporations Act (British Columbia);

3.

effective upon the issuance by the proper officer of the Province of Alberta of a Certificate of Continuance, Peninsula adopt and confirm the Articles of Continuance and by-laws in the forms attached as Schedule “E” to this Circular in substitution for the Notice of Articles and Articles of Peninsula, and otherwise amend Peninsula’s charter documents as necessary to conform to the laws of the Province of Alberta;

4.

the directors of Peninsula are authorized, in their discretion, by resolution, to abandon the application for continuance of Peninsula under the ABCA without further approval, ratification or confirmation by the shareholders of Peninsula; and

5.

any one director or officer of Peninsula is authorized and directed to do, sign and execute all things, deeds and documents necessary or desirable to carry out the foregoing.”

Peninsula’s management recommends that Peninsula Shareholders approve the continuance of the Peninsula into Alberta under the ABCA by voting in favour of the Continuance Resolution.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the Continuance Resolution as set out above.

Name Change

In accordance with the Arrangement Agreement, upon completion of the Arrangement and subject to Peninsula Shareholder approval, Peninsula will change its name to “Zodiac Exploration Inc.” or such other name as Zodiac deems appropriate (the “Name Change”).

Accordingly, Peninsula Shareholders will be asked at the Peninsula Meeting to consider and, if thought advisable, to approve a special resolution changing the name of Peninsula from “Peninsula Resources Ltd.” to “Zodiac Exploration Inc.”, or such other name as Zodiac deems appropriate.  In order to become effective, the Name Change must be approved by at least 75% of all votes cast with respect to the resolution authorizing the Name Change by the Peninsula Shareholders, present in person or by proxy at the Peninsula Meeting.  The Exchange must also approve the Name Change.

Notwithstanding that Peninsula Shareholders approve the Name Change, the Peninsula Board may, in its discretion, abandon the Name Change without further approval by the Peninsula Shareholders.  The Peninsula Board currently contemplates that it would abandon the Name Change only if the Arrangement is not completed or if the Arrangement Agreement is terminated.

The text of the special resolution which management intends to place before the Peninsula Meeting for approval is as follows:

“RESOLVED, as a special resolution THAT:

1.

the name of Peninsula be changed from “Peninsula Resources Ltd.” to “Zodiac Exploration Inc.”, or such other name as Zodiac may approve in its discretion, and as may be accepted by the relevant regulatory authorities and stock exchanges, and the relevant constating documents of Peninsula be amended to reflect such change;

2.

any one director or officer of Peninsula be authorized, for and on behalf of Peninsula, to execute and deliver all such documents and instruments and take such actions as such director or officer may determine to be necessary or desirable to implement the forgoing, or any part thereof, and the matters authorized herein, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions; and

3.

notwithstanding approval of the Peninsula Shareholders as herein provided, the Peninsula Board may, in its sole discretion and without further notice to, or approval of, the Peninsula Shareholders, act upon the foregoing resolution to effect the change of name or, if deemed appropriate, determine not to proceed with the change of name or to otherwise give effect to this special resolution, at any time prior to the change of name becoming effective.”

Peninsula’s management recommends that Peninsula Shareholders approve the Name Change by voting in favour of the foregoing resolution.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the Name Change as set out above.

BUSINESS OF THE ZODIAC MEETING

Receipt of Directors’ Report and Financial Statements

The Zodiac Shareholders will receive and consider the audited financial statements of Zodiac for the year ended December 31, 2009, together with the auditor’s report thereon.

Election of Directors

Directors of Zodiac are elected for a term of one year.  Management proposes to nominate the persons named under the heading “Nominees for Election” below for election as directors of Zodiac.  Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the by-laws of Zodiac or he becomes disqualified to act as a director.

It is proposed to fix the number of directors at five (5).  This requires the approval of the shareholders of Zodiac by an ordinary resolution, which approval will be sought at the Zodiac Meeting.

Nominees for Election

The following information relating to each nominee for director is based partly on Zodiac’s records and partly on information received by Zodiac from the nominees, and sets forth the name and municipality of residence of the person proposed to be nominated for election as a director, his principal occupation at present, all other positions and offices in Zodiac held by him, the year in which he was first elected as a director, and the number of Zodiac shares beneficially owned by him, or over which control or direction is exercised by him, directly or indirectly.

Name, Municipality of Residence and Position with Zodiac	Present Principal Occupation(1)	Director Since	Shares Owned(2)
Murray Rodgers(5) Director, President and CEO Bragg Creek, Alberta Canada

Mr. Rodgers has been President and CEO of Zodiac since June 2008.  Prior to starting Zodiac in June 2008 he was the first technical staff member and eventually rose to President and CEO of Trident Exploration for a period of six years.

		Incorporation	3,950,010(3)
Stanley Clay Robinson Jr.(4)(5)(6) Director Houston, Texas USA	Mr. Robinson has been a self-employed oil and gas consultant since August 2002. Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon. After leaving Exxon Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company. Mr. Robinson is now self-employed.	June 12, 2008	500,000
Douglas E. Allen(4)(6) Director Calgary, Alberta, Canada

Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is currently the CFO of Orion Oil and Gas (“Orion”), and has been with Orion since October 2009.  Mr. Allen was formerly the CFO of North American Oilsands, which was sold to Statoil in July 2007 for $2 billion.  Mr. Allen was also the principal of Crux Financial Ltd., a corporate finance consulting company, prior to joining North American Oilsands, and between July 2007 and October 2009.

		July 16, 2009	Nil
Robert Cross(4) Director West Vancouver, British Columbia, Canada	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of public companies in the resource sector.	March 24, 2010	5,833,334
Gary S. Guidry(5)(6) Director Sundre, Alberta Canada

Mr. Guidry has over 25 years of worldwide exploration and development experience.  Currently Mr. Guidry is the President and CEO of Orion.  Prior to starting Orion, Mr. Guidry was the CEO of Tanganyika Oil which was sold to Sinopec for $2.1 billion.  Prior to Tanganyika, Mr. Guidry had been the President and CEO of Calpine Energy Trust and the President of AEC (EnCana) International.

		May 22, 2009	Nil

Notes:

(1)

Includes occupations for preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.

(2)

Zodiac Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to Zodiac by the respective individuals, or extracted from the register of shareholdings maintained by Zodiac’s transfer agent.

(3)

1,925,010 Zodiac Shares held in the name of Murray Rodgers, 100,000 Zodiac Shares held in the name of Murray and Katherine Rodgers and 1,925,000 Zodiac Shares held in the name of MAKK Energy Ltd.  MAKK Energy Ltd. is controlled by Murray Rodgers.  This does not include 1,925,000 Zodiac Shares held by his spouse individually.

(4)

Douglas E. Allen (Chair), Robert (Bob) Cross and Stanley (Clay) Robinson comprise the Audit Committee.

(5)

Gary Guidry (Chair), Stanley (Clay) Robinson and Murray Rodgers comprise the Reserves and Risk Assessment Committee of Zodiac.

(6)

Stanley (Clay) Robinson (Chair), Gary Guidry and Douglas Allen comprise the Human Resources, Compensation and Corporate Governance Committee of Zodiac.

Zodiac’s management recommends that Zodiac Shareholders vote in favour of the nominees for election as directors.  Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the four nominees as directors of Zodiac for the ensuing year.

Corporate Cease Trade Orders or Bankruptcies

During the ten years preceding the date of this Circular, no proposed nominee for election as a director of Zodiac has, to the knowledge of Zodiac, been a director or executive officer of any company (including Zodiac) that, while such individual was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

The proposed nominees for election as directors of Zodiac are not, or have not been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcy

During the 10 years preceding the date of this Circular, no proposed nominee for election as a director of Zodiac has, to the knowledge of Zodiac, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Appointment of the Auditor

Zodiac Shareholders will be asked to approve the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of Zodiac, at a remuneration to be fixed by the Zodiac Board.  The auditor was first appointed on July 16, 2009.

Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of Zodiac, at a remuneration to be fixed by the Zodiac Board.

Approval of the Arrangement

Peninsula, AcquisitionCo and Zodiac have entered into the Arrangement Agreement providing for the acquisition by Peninsula of Zodiac, through the amalgamation of Zodiac and AcquisitionCo, in exchange for Peninsula Shares.  This will result in a change of control of Peninsula.  The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is available to be viewed on SEDAR at www.sedar.com.  See “The Arrangement” below.

At the Zodiac Meeting, Zodiac Shareholders will be asked to consider and, if deemed advisable, approve the Arrangement Resolution set forth in Schedule “B-2” hereto to approve the Arrangement.

The Arrangement Resolution must be approved by two-thirds of votes cast at the Zodiac Meeting.  It is the intention of the persons named in the enclosed form of proxy, in the absence of instructions to the contrary, to vote the proxy FOR the Arrangement Resolution.

THE ARRANGEMENT

Purpose of the Arrangement

Peninsula and Zodiac have agreed to complete a merger of their businesses and assets by way of a Plan of Arrangement, which provides for Peninsula to acquire Zodiac though the amalgamation of Zodiac and AcquisitionCo.

Zodiac is a private company incorporated in Alberta formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac currently holds working interests in approximately 80,000 gross acres (50,000 net acres) in Kings County California.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations referred to as the Jaguar Prospect.  A portion of these lands (approximately 24,521 gross acres, 19,617 net acres) are subject to earn-in provisions which include shooting a seismic program (completed in fall of 2009) and paying 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011 and spud one test well on the Hawk Prospect by May 31, 2013.  See Appendix 2 – “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement”.

Peninsula is a reporting issuer in the Provinces of British Columbia and Alberta, whose common shares are listed for trading on the NEX under the trading symbol “PNU.H”.  Currently, Peninsula does not have any material properties.   For additional information concerning Peninsula, please see Appendix 1 – “Information Concerning Peninsula Prior to the Arrangement”.

The purpose of the Arrangement is to, among other things, provide Zodiac with increased exposure and access to capital to fund its ongoing exploration and development activities through a listing of the Resulting Issuer’s shares on the Exchange, provide the Zodiac Shareholders with a means of liquidity for their investment in Zodiac and provide the Peninsula Shareholders with an opportunity to participate in an active junior exploration company holding an interest in two oil prospects in California, U.S.A.  Without acquiring Zodiac, Peninsula will remain as an inactive exploration company with no oil and gas interest on which to attract new capital.

The Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review on SEDAR, and the Plan of Arrangement, a copy of which is attached as Schedule “C” hereto.  Each of these documents should be read carefully in its entirety.

The Arrangement provides for the acquisition by Peninsula of Zodiac, through the amalgamation of Zodiac and AcquisitionCo.  The Arrangement Agreement establishes the Plan of Arrangement which provides for the following transactions to occur and be deemed to occur in the following chronological order without further act or formality at the Effective Time:

1.

the articles of Zodiac will be amended such that Zodiac creates and is authorized to issue an unlimited number of Zodiac Class “A” Shares with the rights and restrictions set out in Appendix “B” to the Plan of Arrangement;

2.

each issued and outstanding Zodiac Subscription Receipt shall be, and shall be deemed to be, exchanged for one Zodiac Class “A” Share, and for each such Zodiac Class “A” Share there shall be added to the stated capital account for the Zodiac Class “A” Shares an amount equal to the financing price;

3.

AcquisitionCo and Zodiac shall be amalgamated and continued as one corporation, AmalCo, in accordance with the following:

(i)

the Zodiac Shares, all of which shall be owned by AcquisitionCo, shall be cancelled without any repayment of capital;

(ii)

the Zodiac Class “A” Shares, all of which shall be owned by AcquisitionCo, shall be cancelled without any repayment of capital;

(iii)

the articles of AmalCo shall be the same as the articles of AcquisitionCo, and the name of AmalCo shall be “Zodiac Exploration Corp.”;

(iv)

no securities shall be issued by AmalCo in connection with the amalgamation and for greater certainty, the AcquisitionCo Shares issued by AcquisitionCo shall survive and continue to be the AmalCo Shares without amendment;

(v)

the registered office of AmalCo shall be located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9;

(vi)

the property of each of the amalgamating corporations shall continue to be the property of AmalCo;

(vii)

AmalCo shall continue to be liable for the obligations of all of the amalgamating corporations;

(viii)

any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(ix)

any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations shall be able to be continued to be prosecuted by or against AmalCo;

(x)

a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations shall be able to be enforced by or against AmalCo;

(xi)

the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of AmalCo and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of AmalCo;

(xii)

the by-laws of AmalCo shall be the by-laws of AcquisitionCo until repealed, altered or amended;

(xiii)

the first directors of AmalCo shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence
Murray Rodgers	Calgary, Alberta

(xiv)

the first officers of AmalCo shall be;

Name and Title	Municipality of Residence
Louisa Slobodnik, COO	Calgary, Alberta
Randy Neely, CFO	Calgary, Alberta

and

(xv)

the first auditors of AmalCo shall be PricewaterhouseCoopers LLP.  The first auditors of AmalCo shall hold office until the first annual meeting of AmalCo following the amalgamation or until their successors are elected or appointed; and

4.

on the amalgamation, the issued and outstanding Zodiac Shares and Zodiac Class “A” Shares, other than Zodiac Shares held by a holder who has validly exercised its Zodiac Dissent Rights and who is ultimately entitled to be paid fair value for the holder’s Zodiac Shares, and the issued and outstanding AcquisitionCo Shares, shall be exchanged for Peninsula Shares or converted into issued and outstanding AmalCo Shares as follows:

(i)

each Zodiac Share held by a Zodiac Shareholder shall be exchanged for the Zodiac Restricted Share Consideration, subject to the terms of the Plan of Arrangement, pursuant to which:

(a)

such holder shall cease to be a holder of Zodiac Shares and the name of such holder shall be deemed to be removed from the securities register of holders of Zodiac Shares;

(b)

Peninsula shall issue from treasury and cause to be delivered to such holder the Peninsula Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Peninsula Shares showing such holder as the registered holder of the Peninsula Shares so issued; and

(c)

each Zodiac Share so exchanged shall be cancelled;

(ii)

each Zodiac Class “A” Share held by a Zodiac Class “A” Shareholder shall be exchanged for the Zodiac Class “A” Share Consideration, subject to the terms of the Plan of Arrangement, pursuant to which:

(a)

such holder shall cease to be a holder of Zodiac Class “A” Shares and the name of such holder shall be deemed to be removed from the securities register of holders of Zodiac Class “A” Shares;

(b)

Peninsula shall issue from treasury and cause to be delivered to such holder the Peninsula Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Peninsula Shares showing such holder as the registered holder of the Peninsula Shares so issued; and

(c)

each Zodiac Class “A” Share so exchanged shall be cancelled; and

(iii)

all AcquisitionCo Shares shall be deemed to be converted on a share for share basis into fully paid and non-assessable AmalCo Shares on the basis of one fully paid and non-assessable AmalCo Share for each one AcquisitionCo Share.

With respect to each Zodiac Shareholder (other than Zodiac Dissenting Shareholders) at the Effective Time upon the exchange of the Zodiac Shares for the Zodiac Restricted Share Consideration:

1.

such holder shall cease to be a holder of the Zodiac Shares so exchanged and the name of such holder shall be removed from the applicable register of Zodiac Shareholders as it relates to the shares so exchanged; and

2.

such holder shall become a holder of Peninsula Shares subject to the Restrictions on Trading and Release from the Depositary as set forth in Appendix “A” to the Plan of Arrangement and the name of such holder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the holder's Zodiac Shares.

With respect to each Zodiac Class “A” Shareholder at the Effective Time upon the exchange of the Zodiac Class “A” Shares for the Zodiac Class “A” Share Consideration:

1.

such holder shall cease to be a holder of the Zodiac Class “A” Shares so exchanged and the name of such holder shall be removed from the applicable register of Zodiac Class “A” Shareholders as it relates to the shares so exchanged; and

2.

such holder shall become a holder of Peninsula Shares and the name of such holder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the holder's Zodiac Class “A” Shares.

3.

AcquisitionCo shall become the holder of the Zodiac Class “A” Shares so exchanged and shall be added to the register of Zodiac Class “A” Shareholders.

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims, encumbrances, charges, adverse interests or security interests (but subject to the Restrictions on Trading and Release from the Depositary which will be applied to holders of Peninsula Shares issued pursuant to the Zodiac Restricted Share Consideration).

No fractional securities will be issued.  Any fractions resulting will be rounded down to the next whole number where the resulting fraction is 0.5 or less and rounded up to the next whole number where the resulting fraction is more than 0.5.

Assuming that there are 8,661,644 Peninsula Shares, 114,855,845 Zodiac Shares and 78,431,373 Zodiac Subscription Receipts outstanding as at the Effective Time (which assumes that entire Zodiac Financing has been sold but the Over-Allotment Option has not been exercised, that no existing options, performance warrants or warrants to acquire Zodiac Shares or Peninsula Shares are exercised prior to such time and no further Zodiac Shares or Peninsula Shares are issued) and that there are no Zodiac Dissenting Shareholders or Peninsula Dissenting Shareholders, the Resulting Issuer will have approximately 288,928,109 Peninsula Shares issued and outstanding upon the completion of the Arrangement.  Based upon the foregoing assumptions, upon the completion of the Arrangement, former holders of Zodiac Shares will own approximately 58% of the then outstanding Peninsula Shares, current Peninsula Shareholders will own approximately 3% of the then outstanding Peninsula Shares and purchasers of Zodiac Subscription Receipts will own approximately 39% of the then outstanding Peninsula Shares, on a non-diluted basis.  If the entire Over-Allotment Option is exercised and sold, the Resulting Issuer will have approximately 317,359,482 Peninsula Shares issued and outstanding upon the completion of the Arrangement, of which former holders of Zodiac Shares will own approximately 52%, current Peninsula Shareholders will own approximately 3%, and purchasers of Zodiac Subscription Receipts will own approximately 45%, on a non-diluted basis.

See also “Arrangement Agreement”, “Exchange of Zodiac Securities”, “Dissent Rights” and “Canadian Federal Income Tax Considerations” below.

Post-Arrangement Matters

Immediately following completion of the Arrangement, the following steps will also occur:

(a)

Graham Reveleigh, Charles Ross, Dieter Schindelhauer and Len Guenther will resign from the Peninsula Board, and Robert Cross, Douglas Allen, Gary Guidry, Stanley (Clay) Robinson and Murray Rogers will be appointed to the board of directors of the Resulting Issuer to fill the casual vacancies or as additional directors in accordance with the BCBCA;

(b)

Graham Reveleigh will resign as President of Peninsula and Charles Ross will resign as Chief Financial Officer of Peninsula and Murray Rodgers, Louisa Slobodnik and Randy Neely will be appointed as President/Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of the Resulting Issuer, respectively;

(c)

subject to the approval of the Peninsula Shareholders at the Peninsula Meeting, the Resulting Issuer will change its name to “Zodiac Exploration Inc.”;

(d)

subject to the approval of the Peninsula Shareholders at the Peninsula Meeting, the Resulting Issuer will continue under the ABCA; and

(e)

subject to the approval of the Peninsula Shareholders at the Peninsula Meeting, the Resulting Issuer will adopt the 2010 Stock Option Plan.

Treatment of Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants

The Arrangement Agreement provides that persons holding Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants will be entitled to exercise their rights pursuant to the terms and conditions of such securities (or equivalent Peninsula securities for which they have been exchanged) to acquire Peninsula Shares following completion of the Arrangement.

Background to the Arrangement

The provisions of the Arrangement Agreement are the result of arm’s length negotiations conducted among representatives of Peninsula and Zodiac and their respective legal advisors.

Zodiac was incorporated on June 12, 2008.  During the year, Zodiac was engaged in the exploration, development and production of petroleum and natural gas in the States of California and Kentucky, and in the Province of Nova Scotia.  On December 15, 2009, Zodiac disposed of all of its interests in Kentucky.  During this period, Peninsula was focussed on raising capital and identifying new opportunities in the mineral exploration area or elsewhere.

In late April 2010, informal discussions began to take place between Peninsula and Zodiac with a view to entering into a potential business combination.  In mid May 2010, management of Peninsula and Zodiac met further to discuss the basis upon which each of them would consider merging the two companies and preliminary indicative terms were discussed.  As a result of ongoing discussions and negotiations, on May 21, 2010 Zodiac delivered a draft letter agreement to Peninsula.  On June 3, 2010, the Peninsula Board met to review the Arrangement proposal and the draft letter agreement, and later that same day Peninsula and Zodiac entered into the Letter Agreement.  The Letter Agreement set out the principal terms and conditions of the proposed Arrangement, the conditions precedent to the Parties entering into the Arrangement Agreement and the terms governing the conduct of the Parties until the Arrangement Agreement was executed or the Letter Agreement was terminated in accordance with its terms.

The Parties continued their negotiations regarding the terms of the proposed Arrangement and consulted with legal counsel and investment advisors to obtain corporate, securities, investment and tax advice.

On June 18, 2010, the Peninsula Board received an initial draft of the Arrangement Agreement and subsequently met to review same.  After considering all of the factors, the Peninsula Board determined that the Arrangement was fair to its shareholders from a financial point of view and was in the best interests of Peninsula.  It approved the Arrangement and the definitive Arrangement Agreement on June 24, 2010.

On June 28, 2010, the Zodiac Board received an initial draft of the Arrangement Agreement and subsequently met to review same.  Upon reviewing the draft Arrangement Agreement and after considering all of the factors, the Zodiac Board approved the Arrangement and the definitive Arrangement Agreement.

Effective August 19, 2010, Peninsula and Zodiac executed the definitive Arrangement Agreement.

Benefits of the Arrangement

The directors and senior management of Peninsula and Zodiac believe that the Arrangement is in the best interests of their respective shareholders and that the Arrangement provides a number of benefits for their shareholders including the following:

1.

the Resulting Issuer will have greater financial resources and anticipated greater access to capital to develop the Resulting Issuer’s properties and assets; and

2.

the Resulting Issuer will possess increased capitalization and liquidity, through greater size and diversity, more exposure to potential investment opportunities and enhanced share trading liquidity.

Please see also “Recommendation of the Boards of Directors” below.

Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which has been filed under Peninsula’s profile on SEDAR at www.sedar.com as a material document.  The Arrangement Agreement contains certain representations and warranties made by each of Peninsula and Zodiac in respect of their assets, liabilities, capital, financial position and operations.  In addition, each of Peninsula and Zodiac provide covenants which govern the conduct of their operations and affairs prior to the completion of the Arrangement.  The Arrangement Agreement also contains a number of conditions precedent to the obligations of Peninsula and Zodiac thereunder and unless all of such conditions are satisfied or, to the extent capable, waived by the party or parties for whose benefit such conditions exist, the Arrangement will not proceed.  There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all.  Upon the conditions being fulfilled or waived, the Parties will seek to complete the Arrangement within two Business Days following the approval of the Arrangement by the Zodiac Shareholders and the Transaction by the Peninsula Shareholders at the last occurring Meeting.

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each of Peninsula, AcquisitionCo and Zodiac relating to, among other things, organization and qualification; subsidiaries; absence of conflict with or violation of constating documents, agreements or applicable laws;  authority to execute and deliver the Arrangement

Agreement and perform its obligations under the Arrangement Agreement; due authorization and enforceability of the Arrangement Agreement; capital structure; options, warrants or other rights for the purchase of securities; indebtedness; receipt of all required consents; financial statements, records and accounts; employment matters; ownership of assets and conduct of operations; absence of adverse litigation, judgement or order; absence of investigation proceedings; absence of adverse material change; taxation matters; material agreements; reporting issuer and listing status; and matters related to the Arrangement.

However, the assertions contained in such representations and warranties are solely for the purposes of the Arrangement Agreement and may not, in every case, be accurate or complete as of any specified date because they are qualified by certain disclosure provided by the Parties or are subject to a standard of materiality or are qualified by a reference to the concept of a “Material Adverse Event” or “Material Adverse Change” (which concepts are defined in the Arrangement Agreement and in some respects are different from the materiality standards generally applicable under securities laws).  Accordingly, Peninsula Shareholders and Zodiac Shareholders should not rely on the representations and warranties as statements of factual information.

Covenants

Peninsula and Zodiac have each given to the other usual and customary covenants in respect of the Arrangement, including to file such documents and make such applications required in connection with the transactions contemplated by the Arrangement Agreement and use all reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to the obligations of the other Party.

Each Party covenanted and agreed with the other that, except as otherwise contemplated in the Arrangement Agreement, until the Effective Date or the day upon which the Arrangement Agreement is terminated, whichever is earlier, it will (i) conduct its business only in, and not take any action except in, the usual and ordinary course of business and consistent with past practice; (ii) notify the other of any Material Adverse Change or of any material governmental entity or third party complaints, investigations or hearings; (iii) carry out the terms of the Interim Order and the Final Order to the extent applicable to it; (iv) not take any action that would interfere with the completion of the Arrangement or render any representation or warranty made by it untrue in any material respect; (v) use its reasonable commercial efforts to preserve intact its business organization and goodwill; (vi) continue to maintain its properties and assets, to the extent the nature of its interest permits, in a proper and prudent manner; (vii) perform and comply with all material covenants and conditions contained in all contracts, leases, grants, agreements, permits, licences, orders and documents governing its assets; (viii) not enter into or modify in any material respect any contract which would have a Material Adverse Effect on the Party; and (ix) use reasonable commercial efforts to conduct its affairs so that all of its representations and warranties are true and correct in all material respects on the Effective Date.

Additionally, Peninsula covenanted and agreed with Zodiac that it would (i) obtain on the Effective Date, a resignation and mutual release from each director, officer, employee and consultant of Peninsula and AcquisitionCo; (ii) issue and deliver the Peninsula Shares to the Zodiac Shareholders and Zodiac Class “A” Shareholders in accordance with the Plan of Arrangement, free and clear of all encumbrances and use reasonable commercial efforts to obtain approval of the listing of the Peninsula Shares on the Exchange and to permit the Peninsula Shares to be freely tradable (other than as a result of any control person or Exchange escrow restrictions) under applicable Canadian laws; and (iii) use its reasonable commercial efforts to obtain Peninsula Shareholder approval of the Name Change and the Continuance at the Peninsula Meeting, in accordance with applicable laws and in form and substance satisfactory to each of the Parties, acting reasonably.

Conditions to the Arrangement

The respective obligations of Peninsula, AcquisitionCo and Zodiac to complete the transactions contemplated by the Arrangement Agreement are subject to a number of conditions that must be satisfied or waived in order for the Arrangement to become effective.  There is no assurance that these conditions will be satisfied or waived on a timely basis.  Notwithstanding the foregoing, the Transaction Resolution and the Arrangement Resolution authorizes the Peninsula Board and the Zodiac Board, respectively, without further notice or approval of shareholders, to amend the Arrangement Agreement or decide not to proceed with the Arrangement and to revoke the Transaction Resolution or Arrangement Resolution, as applicable, at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.  Unless all of the conditions are satisfied or waived, the Arrangement will not proceed.  Significant conditions, in addition to other conditions, contained in the Arrangement Agreement include the following:

(a)

on or prior to August 25, 2010, the Interim Order shall have been granted in form and substance satisfactory to each of the Parties, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(b)

the date of mailing of the Circular shall occur not later than September 2, 2010;

(c)

the Arrangement Resolution shall have been passed by the Zodiac Shareholders, on or prior to September 30, 2010 in accordance with the Interim Order and in form and substance satisfactory to each of the Parties, acting reasonably;

(d)

the Transaction Resolution and the resolution approving the 2010 Stock Option Plan shall have been passed by the Peninsula Shareholders, on or prior to September 30, 2010 in accordance with applicable laws and in form and substance satisfactory to each of the Parties, acting reasonably;

(e)

on or prior to September 30, 2010, the Final Order shall have been granted in form and substance satisfactory to the Parties acting reasonably and such order shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably, on appeal or otherwise;

(f)

the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Parties, acting reasonably; and

(g)

the Effective Date shall have occurred not later than September 30, 2010.

The obligation of Zodiac to complete the transactions contemplated by the Arrangement Agreement is subject to the fulfillment or waiver of certain conditions, as set forth in the Arrangement Agreement, on or before the Effective Date including, but not limited to:

(a)

Peninsula will have delivered prior to or concurrently with the execution of the Arrangement Agreement, Voting Agreements duly executed by each of its directors and officers in respect of all Peninsula Shares held by each such Peninsula Shareholder;

(b)

neither Peninsula nor AcquisitionCo will have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Arrangement Agreement;

(c)

all representations and warranties of Peninsula and AcquisitionCo contained in the Arrangement Agreement are true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Date;

(d)

all necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Zodiac, acting reasonably;

(e)

there is no prohibition at law against Zodiac, Peninsula or AcquisitionCo from proceeding with or completing the Arrangement;

(f)

except with the consent of Zodiac, neither Peninsula nor AcquisitionCo will have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would constitute a Material Adverse Change in respect of Peninsula or AcquisitionCo, respectively;

(g)

the Peninsula Shares issuable pursuant to the Arrangement will be conditionally listed on the Exchange, and freely tradable (other than as a result of any control person or Exchange escrow restrictions or Exchange imposed hold periods which may arise by virtue of the ownership thereof) under applicable Canadian securities laws (but holders of Peninsula Shares issued pursuant to the Zodiac Restricted Share Consideration will be subject to the Restrictions on Trading and Release from the Depositary);

(h)

the aggregate Zodiac Restricted Share Consideration to be provided to the Zodiac Shareholders  and the aggregate Zodiac Class “A” Share Consideration to be provided to the Zodiac Class “A” Shareholders will have been deposited with the Depositary together with an irrevocable direction executed by Peninsula authorizing and directing the Depositary to deliver the Zodiac Restricted Share Consideration to the Zodiac Shareholders and the Zodiac Class “A” Share Consideration to the Zodiac Class “A” Shareholders in accordance with the terms of the Plan of Arrangement;

(i)

each of the directors, officers, employees and consultants of Peninsula and AcquisitionCo will have provided a resignation and mutual release on the Effective Date;

(j)

the directors and officers of Peninsula at the time of the Arrangement will be those directors and officers as nominated by Zodiac;

(k)

Zodiac will be satisfied that, on the Effective Date, all of the outstanding Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants will eligible on exercise to receive equivalent Peninsula securities in accordance with the terms of such Zodiac Options, Zodiac Performance Warrants and Zodiac Warrants; and

(l)

the management agreement between Peninsula and Modaven Capital Corporation dated July 1, 2006 will have been terminated in accordance with the terms of the Arrangement Agreement.

The obligations of Peninsula and AcquisitionCo to complete the transactions contemplated by the Arrangement Agreement are subject to the fulfillment or waiver of certain conditions, as set forth in the Arrangement Agreement, on or before the Effective Date including, but not limited to:

(a)

Zodiac will have delivered prior to or concurrently with the execution of the Arrangement Agreement, Voting Agreements duly executed by each of its directors and officers in respect of all Zodiac Shares held by each such Zodiac Shareholder;

(b)

Zodiac will not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Arrangement Agreement;

(c)

all representations and warranties of Zodiac contained in the Arrangement Agreement are true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Date;

(d)

all necessary governmental and regulatory approvals, orders, rulings, exemptions and consents shall have been obtained on terms and conditions satisfactory to Peninsula, acting reasonably;

(e)

there is no prohibition at law against Zodiac, Peninsula or AcquisitionCo from proceeding with or completing the Arrangement;

(f)

except with the consent of Peninsula, Zodiac will not have taken or proposed to take any action, or publicly disclosed that it intends to take any action, that would constitute a Material Adverse Change in respect of Zodiac;

(g)

holders of Zodiac Shares representing not more than 5% of the Zodiac Shares, will have validly exercised, and not withdrawn, Zodiac Dissent Rights; and

(h)

each of the directors, officers, employees and consultants of Peninsula and AcquisitionCo will have been released on the Effective Date.

No Solicitation

Pursuant to the Arrangement Agreement, each of Peninsula and Zodiac has terminated and caused to be terminated all solicitations, initiations, encouragements, discussions or negotiations with any parties conducted prior to the date of the Arrangement Agreement by Peninsula or Zodiac or their respective officers, directors, employees, financial advisors, legal counsel, representatives or agents, with respect to any Alternative Proposal.  Peninsula and Zodiac each sent or caused to be sent a letter to all parties who have entered into confidentiality agreements with Peninsula or Zodiac in connection with the process giving rise to the Arrangement Agreement, requiring all materials provided to such parties by Peninsula or Zodiac to be destroyed or returned, and Peninsula and Zodiac each agreed to use reasonable commercial efforts to ensure that such requests are honoured.

Subject to paragraphs (c), (d), (e) and (f) below, each of Peninsula and Zodiac agreed that it would not, directly or indirectly, through any of its subsidiaries or through any officer, director, employee, investment banker, lawyer or other representative or agent of it or any of its subsidiaries:

(a)

solicit, initiate, invite, knowingly facilitate or knowingly encourage (including by way of furnishing confidential information or entering into any form of agreement, arrangement or understanding) the initiation of or participation in, any inquiries or proposals regarding an Alternative Proposal;

(b)

participate in any discussions or negotiations regarding an Alternative Proposal;

(c)

withdraw or modify or propose publicly to withdraw or modify, in any manner adverse to the other Party, the approval of its board of directors of the Arrangement or the recommendation of its board of directors to vote in favour of the Arrangement;

(d)

furnish or provide access to any information concerning it, its subsidiaries or their respective businesses, properties or assets to any Person in connection with, or that could reasonably be expected to lead to or facilitate, an Alternative Proposal;

(e)

waive any provisions of or release or terminate any confidentiality or standstill agreement between it and any Person relating to an actual or potential Alternative Proposal, or amend any such agreement or consent to the making of an Alternative Proposal in accordance with the terms of such agreement; or

(f)

accept, recommend, approve or enter into or propose publicly to accept, recommend, approve or enter into any agreement, arrangement or understanding (other than a confidentiality agreement as permitted hereunder) related to any Alternative Proposal.

Notwithstanding paragraph (b) above, prior to the Effective Date, each of Peninsula and Zodiac and their respective officers, directors, employees, advisors or other representatives or agents may enter into, or participate in, any discussions or negotiations with a Person who seeks to initiate such discussions or negotiations and, subject to the entering into by such Person of a confidentiality agreement substantially similar to the confidentiality agreements between the Parties, may furnish to such Person information concerning it and its business, properties and assets, in each case if, and only to the extent that:

(i)

such Person has first made an unsolicited bona fide Alternative Proposal which its board of directors determines in good faith (after consultation with its financial advisors) would, if consummated in accordance with its terms, be reasonably likely to result in, a Superior Proposal;

(ii)

the board of directors, after receiving the advice of outside legal counsel, has determined in good faith that the failure to take such action would be inconsistent with its fiduciary duties; and

(iii)

it has provided to the other Party the information required to be provided under paragraph (e) above in respect of such Alternative Proposal and has promptly notified the other Party in writing of the foregoing determinations.

Peninsula and Zodiac (in each case, the “Receiving Party”) must promptly notify the other Party of any Alternative Proposal received after the date of the Arrangement Agreement, or any confidentiality agreement entered into in respect of any such Alternative Proposal and any inquiry or contact that could reasonably be expected to lead to an Alternative Proposal, or any request for non-public information relating to the Receiving Party received or for access to the Receiving Party’s properties, books or records by any Person that informs the Receiving Party that it is considering making, or has made, an Alternative Proposal, which notice will include any known terms and conditions of such Alternative Proposal (including any form of agreement proposed to be entered into) and shall indicate such details, to the extent known, of the Alternative Proposal, inquiry or contact as the other Party may reasonably request, including the identity of the Person making such proposal, inquiry or contact.  The Receiving Party shall keep the other Party informed of the status, including any change to the material terms, of any such Alternative Proposal or inquiry.  In addition, the Receiving Party shall provide the other Party with a list of or copies of the information provided to any Person in respect of which a confidentiality agreement is entered into in respect of any Alternative Proposal and shall provide the other Party with access to any information provided to any such Person which has not already been provided to the other Party.

The Receiving Party shall give the other Party at least five (5) Business Days advance notice of any decision by the Receiving Party’s board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Receiving Party’s board of directors has determined that such Alternative Proposal constitutes a Superior Proposal, shall identify the Person making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.  During such five (5) Business Day period, the Receiving Party must not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and must not withdraw, modify or change its recommendation in respect of the Arrangement or waive any provision of any standstill obligation with respect thereto except as permitted in the Arrangement Agreement.  In addition, during such five (5) Business Day period the Receiving Party shall negotiate in good faith with the other Party to make such adjustments in the terms and conditions of the Arrangement Agreement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal.  In the event the other Party proposes to amend the Arrangement Agreement such that the transactions contemplated therein provide a value to the Receiving Party’s shareholders greater than the value per share provided in the Superior Proposal and so advises the Receiving Party’s board of directors prior to the expiry of such five (5) Business Day period, the Receiving Party’s board of directors shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the Party making the Superior Proposal from any standstill provisions and shall not withdraw, modify or change its recommendation in respect of the Arrangement.  If the Receiving Party’s board of directors continues to believe that such Superior Proposal remains a Superior Proposal and therefore rejects the other Party’s amended proposal, the Receiving Party may terminate the Arrangement Agreement, provided however, that the Receiving Party must pay to the other Party the Break Fee concurrently with such termination.  In the event that the Receiving Party provides the other Party with a copy of the notice on a date that is less than five (5) Business Days prior to the Receiving Party’s Meeting, the Receiving Party must adjourn its Meeting to a date that is not less than five (5) Business Days and not more than ten (10) Business Days after the date of the notice.

Nothing contained in the Arrangement Agreement prohibits the Receiving Party’s board of directors from: (i) making any disclosure of an Alternative Proposal to the Receiving Party’s shareholders prior to the Effective Time if, in the good faith judgment of the Receiving Party’s board of directors after receiving the advice of outside counsel, such disclosure is necessary for the Receiving Party’s board of directors to act in a manner consistent with its fiduciary duties or is otherwise required under applicable law; (ii) taking any other action with regard to an Alternative Proposal to the extent ordered or otherwise mandated by any court of competent jurisdiction; and (iii) responding to a bona fide request for information that could reasonably be expected to lead to an Alternative Proposal solely by advising that no information can be provided unless a bona fide written Alternative Proposal is made and then only in compliance with the Arrangement Agreement.

Termination of the Arrangement Agreement

The Arrangement Agreement may, prior to the Effective Date, be terminated by the mutual agreement of Zodiac, Peninsula and AcquisitionCo or by written notice promptly given by one party to the others based on the following:

(a)

by either Zodiac, Peninsula or AcquisitionCo, if all of the conditions for Closing the Arrangement for the benefit of such Party shall not have been satisfied or waived on or before 5:00 p.m., (Calgary time) on September 30, 2010, other than as a result of a breach of the Arrangement Agreement by the terminating Party; or

(b)

by either Zodiac, Peninsula or AcquisitionCo, if the Zodiac Shareholders do not approve the Arrangement or the Peninsula Shareholders do not approve the Transaction; or

(c)

by Zodiac upon the occurrence of an event giving rise to the payment by Peninsula of the Break Fee; or

(d)

by Peninsula or AcquisitionCo upon the occurrence of an event giving rise to the payment by Zodiac of the Break Fee; or

(e)

by Peninsula or AcquisitionCo, if prior to the Effective Time, holders of more than five (5%) percent of the issued and outstanding Zodiac Shares have validly exercised and not withdrawn Zodiac Dissent Rights; or

(f)

by a Party, if the other Party (the “Breaching Party”) (A) is in breach of any of the Breaching Party’s covenants made in the Arrangement Agreement which breach individually or in the aggregate causes or would reasonably be expected to have a Material Adverse Effect on the affairs, operations or business of the first Party or materially impedes the completion of the Arrangement and the transactions contemplated herein, and the Breaching Party fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from the first Party (except that no cure period shall be provided for a breach which by its nature cannot be cured); or (B) the Breaching Party is in breach of any of the Breaching Party’s representations or warranties made in the Arrangement Agreement (i) that are qualified by a reference to Material Adverse Effect or (ii) that are not qualified by a reference to a Material Adverse Effect and the breach thereof has or would reasonably be expected to have, a Material Adverse Effect (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be ignored) on the first Party, as applicable, or, in either case, such breach materially impedes the completion of the Arrangement, and the Breaching Party fails to cure or cause the cure of such breach within five (5) Business Days after receipt of written notice thereof from the first Party (except that no cure period shall be provided for a breach which by its nature cannot be cured).

Expenses

Each of Peninsula and Zodiac will bear its own expenses in relation to the Arrangement.

Recommendation of the Boards of Directors

Peninsula Board

The Peninsula Board has considered the proposed business combination with Zodiac on the terms and conditions as provided in the Arrangement Agreement and the Peninsula Board has unanimously determined that the Arrangement is in the best interests of Peninsula and is fair from a financial point of view to the Peninsula Shareholders.  The Peninsula Board unanimously recommends that the Peninsula Shareholders vote in favour of the Arrangement.

In arriving at its conclusion, the Peninsula Board considered, among other matters, the following:

(a)

information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Peninsula and Zodiac, including information in respect of Peninsula and Zodiac on a pro forma consolidated basis;

(b)

the terms of the Arrangement will result in holders of Peninsula Shares owning, indirectly, an interest in all of the assets and oil and gas prospects currently held by Zodiac;

(c)

certain directors and officers of Peninsula, holding in the aggregate 3.4% of the issued and outstanding Peninsula Shares, have indicated their support of the Arrangement and entered into the Voting Agreements with Zodiac pursuant to which, among other things, they have agreed to vote their Peninsula Shares in favour of the Transaction Resolution;

(d)

information provided by Zodiac with respect to its oil and gas prospects and the absence of any interest by Peninsula in any oil and gas prospects;

(e)

current industry, economic and market conditions and trends;

(f)

the procedures by which the Arrangement is to be approved, including the requirement for approval by ordinary resolution of the Peninsula Shareholders at the Peninsula Meeting;

(g)

the management group and technical team of the Resulting Issuer;

(h)

the terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from making a proposal or preclude the Peninsula Board from considering and acting on such a proposal, providing Peninsula complies with the terms of the Arrangement Agreement (including payment of the Break Fee); and

(i)

the benefits of the Arrangement set forth under “Benefits of the Arrangement” herein.

The Peninsula Board also identified and considered disadvantages associated with the Arrangement, including that the Peninsula Shareholders after the Arrangement will be subject to:

(a)

substantial dilution of their interest in Peninsula through their diluted percentage holding in the Resulting Issuer; and

(b)

the risk factors applicable to Zodiac and the Resulting Issuer.

The foregoing summary of the information and factors considered by the Peninsula Board is not, and is not intended to be, exhaustive.  In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Peninsula Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation.  After consideration of all of the above-noted factors and in light of the Peninsula Board’s collective knowledge of the business, financial condition and prospects of Zodiac and the advice of financial, legal and technical advisers to Peninsula, the Peninsula Board considered that the Arrangement and the terms of the Arrangement Agreement, overall, represent a reasonable business risk for Peninsula and that Peninsula will receive fair market value as consideration for the Peninsula Shares to be issued upon completion of the Arrangement.  In addition, individual members of Peninsula’s Board may have assigned different weights to different factors.  See “Risk Factors”.  The Peninsula Board’s recommendation also involves forward-looking information and is subject to the inherent risks and assumptions associated with forward-looking statements.  See “Cautionary Statements Regarding Forward-Looking Information”.

Zodiac Board

The Zodiac Board has considered the proposed business combination with Peninsula and AcquisitionCo on the terms and conditions as provided in the Arrangement Agreement and the Zodiac Board has unanimously determined that the Arrangement is in the best interests of Zodiac and is fair from a financial point of view to the Zodiac Shareholders.  The Zodiac Board unanimously recommends that the Zodiac Shareholders vote in favour of the Arrangement.

In arriving at its conclusion, the Zodiac Board considered, among other matters, the following:

(a)

information with respect to the financial condition, business and operations, on both a historical and prospective basis, of both Peninsula and Zodiac, including information in respect of Peninsula and Zodiac on a pro forma consolidated basis;

(b)

the terms of the Arrangement will result in holders of Zodiac Shares continuing to own, indirectly, an interest in all of the assets and oil and gas prospects currently held by Zodiac, through each Zodiac Shareholder’s respective ownership of Peninsula Shares;

(c)

certain directors, officers and shareholders of Zodiac, holding in the aggregate 11.4% of the issued and outstanding Zodiac Shares, have indicated their support of the Arrangement and entered into the Voting Agreements with Peninsula pursuant to which, among other things, they have agreed to vote their Zodiac Shares in favour of the Arrangement Resolution;

(d)

the liquidity to the Zodiac Shareholders which will result from the Arrangement;

(e)

current industry, economic and market conditions and trends;

(f)

the procedures by which the Arrangement is to be approved, including the requirement for approval by special resolution of the Zodiac Shareholders at the Zodiac Meeting and by the Court after a hearing at which fairness will be considered;

(g)

the availability of rights of dissent to Zodiac Shareholders with respect to the Arrangement;

(h)

the management group and technical team of the Resulting Issuer;

(i)

the terms and conditions of the Arrangement Agreement do not prevent an unsolicited third party from making a proposal or preclude the Zodiac Board from considering and acting on such a proposal, providing Zodiac complies with the terms of the Arrangement Agreement (including payment of the Break Fee); and

(j)

the benefits of the Arrangement set forth under “Benefits of the Arrangement” herein.

The Zodiac Board also identified and considered disadvantages associated with the Arrangement, including that the Zodiac Shareholders after the Arrangement will be subject to:

(a)

dilution of their interest in the Zodiac oil and gas prospects through their diluted percentage holding in the Resulting Issuer;

(b)

the risk factors applicable to Peninsula and the Resulting Issuer;

(c)

implementing the Arrangement will require the input of significant management time and attention and expense, which will have to be diverted from the existing business of Zodiac and which could have an adverse impact on Zodiac; and

(d)

the possibility that there may be adverse tax consequences to certain holders of securities of Zodiac.  See “Canadian Federal Income Tax Considerations”.

The foregoing summary of the information and factors considered by the Zodiac Board is not, and is not intended to be, exhaustive.  In view of the variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Zodiac Board did not find it practical to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusion and recommendation.  After consideration of all of the above-noted factors and in light of the Zodiac Board’s collective knowledge of the business, financial condition and prospects of Peninsula and the advice of financial, legal and technical advisers to Zodiac, the Zodiac Board considered that the Arrangement and the terms of the Arrangement Agreement, overall, represent a reasonable business risk for Zodiac and that the Zodiac Shareholders will receive fair market value as consideration for their Zodiac Shares upon completion of the Arrangement.  See Appendix 3 – “Information Concerning the Resulting Issuer” attached to this Circular.  The Zodiac Board’s recommendation also involves forward-looking information and is subject to the inherent risks and assumptions associated with forward-looking statements.  See “Cautionary Statements Regarding Forward-Looking Information”.

Procedural Steps and Approvals

In order for the Arrangement to become effective the following steps and procedures must be taken pursuant to the Arrangement Agreement and Part 15 of the ABCA:

1.

the Arrangement must be approved by the Zodiac Shareholders in the manner set forth in the Interim Order;

2.

the Arrangement must be approved by a majority of the Peninsula Shareholders in accordance with Exchange Policies;

3.

all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the applicable party;

4.

if the Arrangement is approved by the Zodiac Shareholders and the Peninsula Shareholders as required, a hearing before the Court must be held to obtain the Final Order approving the Arrangement; and

5.

if the Final Order is granted by the Court, any documents, records or information required to be filed with the Registrar under the ABCA to give effect to the Arrangement must be filed in conjunction with the Closing.

Shareholder Approvals

Pursuant to Exchange Policies, the Transaction Resolution must be approved by a majority of the votes cast by the Peninsula Shareholders, present in person or by proxy at the Peninsula Meeting.

Pursuant to the ABCA, the By-laws of Zodiac and the Interim Order, the Arrangement Resolution approving the Arrangement and the Arrangement Agreement must, subject to further order of the Court, be approved by at least two-thirds of the votes cast by the Zodiac Shareholders present in person or by proxy at the Zodiac Meeting.

Notwithstanding the foregoing, the Transaction Resolution and the Arrangement Resolution authorize the board of directors of Peninsula and Zodiac, respectively, without further notice to or approval of their respective shareholders, subject to the terms of the Arrangement Agreement, to amend the Arrangement Agreement or to decide not to proceed with the Arrangement, as the case may be, and to revoke such resolutions at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA.

If Peninsula Shareholders or Zodiac Shareholders fail to approve the Transaction Resolution or the Arrangement Resolution, respectively, pursuant to the Interim Order or otherwise, the Arrangement will be terminated.

Court Approval

Zodiac obtained the Interim Order from the Court on August 20, 2010, a copy of which is attached to this Circular as Schedule “G”.  Subject to the terms of the Arrangement Agreement and, provided that the Transaction Resolution and the Arrangement Resolution are approved at the Peninsula Meeting and the Zodiac Meeting, respectively, Zodiac will apply to the Court for the Final Order at the Court House, 601 – 5th Street S.W., Calgary, Alberta on September 28, 2010 at 1:00 p.m. (Calgary time) or as soon thereafter as counsel may be heard.

At the hearing for the Final Order, security holders and creditors of Zodiac are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.  The Court will also consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every Person affected.  The Court has broad discretion under the ABCA when making orders with respect to arrangements.  The Court may approve the Arrangement either as proposed, or make the Arrangement subject to such terms and conditions as the Court considers appropriate, or may dismiss the application.  Depending upon the nature of any required amendments, Zodiac and/or Peninsula may determine not to proceed with the Arrangement if any amendment ordered by the Court is not satisfactory to any of such Party, acting reasonably.

Approval of the Exchange

It is a condition precedent to the Arrangement becoming effective that all necessary regulatory approvals be obtained including, without limitation, the conditional approval of the Exchange for the listing of the Peninsula Shares to be issued in exchange for the Zodiac Shares and Zodiac Class “A” Shares (including any Peninsula Shares to be issued upon the exercise of the Zodiac Performance Warrants, the Zodiac Warrants and the Zodiac Options).  As of the date of this Circular, the Exchange has not yet granted its conditional acceptance of the Arrangement.  If, as and when such conditional acceptance is granted, final acceptance by the Exchange will be subject to the filing of various documents and information, including evidence of requisite shareholder approvals and court approval.

Voting Agreements

Certain directors and officers of Peninsula and Zodiac have entered into Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to, inter alia, vote in favour of the Transaction Resolution or Arrangement Resolution, as applicable (and, in the case of Peninsula directors and officers, vote in favour of the Continuance Resolution, Name Change and 2010 Stock Option Plan); vote against any transactions inconsistent with the Arrangement; not sell or transfer any of their Peninsula Shares or Zodiac Shares, as the case may be, to any person except in certain specified circumstances where such person executes a voting agreement; not exercise any dissent rights with respect to the Continuance Resolution or the Arrangement Resolution, as applicable; and not solicit, instigate or encourage any Alternative Proposal.  The Voting Agreements may be terminated by mutual consent, in the event the Arrangement has not been completed by September 30, 2010, or if either the Peninsula Shareholders or Zodiac Shareholders fail to approve the Arrangement.  Peninsula Shareholders who have executed Voting Agreements hold approximately 3.4% of the issued and outstanding Peninsula Shares and Zodiac Shareholders who have executed Voting Agreements hold approximately 11.4% of the issued and outstanding Zodiac Shares.

Resale of Peninsula Shares

Zodiac security holders, including security holders residing elsewhere than in Canada, are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Application of Canadian Securities Law to Resales

The Peninsula Shares to be issued to Zodiac Shareholders pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally, subject to the discussion regarding applicable escrow and resale restrictions imposed by the Exchange (see Appendix 3 – “Information Concerning the Resulting Issuer – Escrowed Securities”) be “freely tradable” (and not subject to any “restricted period” or “hold period”) if the following conditions are met:

(i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling security holder is an insider or officer of the Resulting Issuer, the selling security holder has no reasonable grounds to believe that the Resulting Issuer is in default of securities legislation.

Exchange of Zodiac Securities

Following the Arrangement and as of the Effective Time, the registered holders of former Zodiac Shares and Zodiac Class “A” Shares will be deemed to be registered holders of Peninsula Shares in accordance with the Plan of Arrangement.

Until surrendered, each certificate which immediately prior to the Effective Time represented Zodiac Shares will be deemed, at any time after the Effective Time, to represent only the right to receive upon such surrender the certificate representing the Peninsula Shares that the holder thereof has the right to receive in respect of such share certificate pursuant to the Plan of Arrangement.

The holders of certificates deemed to represent Peninsula Shares are required to surrender such Zodiac certificates pursuant to the Zodiac Letter of Transmittal and upon such surrender, will be entitled to receive certificates representing the number of Peninsula Shares to which they are so entitled under the Plan of Arrangement.  The holders of Zodiac Subscription Receipts will receive certificates representing the number of Peninsula Shares to which they are so entitled under the Plan of Arrangement without further action on their part.

Peninsula Shares held by Peninsula Shareholders immediately prior to the Effective Time are not being exchanged pursuant to the Plan of Arrangement and will continue to represent the same number of Peninsula Shares after the Effective Time.

The Zodiac Letter of Transmittal which will be mailed to Zodiac Shareholders following completion of the Arrangement, contains instructions as to the procedure required for registered holders of former Zodiac Shares to exchange their certificates representing former Zodiac Shares for certificates representing Peninsula Shares.

Zodiac Shareholders whose former Zodiac Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee holder to arrange for completion of the Zodiac Letter of Transmittal.

Zodiac Letter of Transmittal

The Zodiac Letter of Transmittal sets out the details for the surrender of the certificates representing former Zodiac Shares and the address of the Depositary.  Provided that a Zodiac Shareholder has delivered and surrendered to the Depositary certificates representing such shareholder’s former Zodiac Shares, together with a Zodiac Letter of Transmittal, duly completed and executed in accordance with the instructions thereon or in an otherwise acceptable form and such other documents as may be required by the Depositary, the Depositary will forward the certificates representing the Peninsula Shares that the former Zodiac Shareholder is entitled to receive to such address or addresses as the Zodiac Shareholder may direct in the Zodiac Letter of Transmittal or, in the absence of any direction, to the address of the Zodiac Shareholder as shown on the securities register maintained by Zodiac.

Cancellation after Five Years

Certificates representing Peninsula Shares to which former Zodiac Shareholders would otherwise have been entitled, will be held by the Depositary for a maximum of five (5) years less one day from the Effective Date.  If former Zodiac Shareholders fail to return the certificates representing the former Zodiac Shares together with a duly completed Zodiac Letter of Transmittal and such other required documents prior to five (5) years from the Effective Date, each such former certificate representing Zodiac Shares shall cease to represent a right or claim of any kind or nature including the right of such former holders of Zodiac Shares to receive certificates representing Peninsula Shares.  Accordingly, persons who tender certificates for Zodiac Shares on or after this fifth anniversary will not receive Peninsula Shares and will not own any interest in Peninsula, Zodiac or the Resulting Issuer and will not be paid any cash or other compensation.  The Peninsula Shares issued to such former Zodiac Shareholders under the Plan of Arrangement will be deemed to be surrendered to the Resulting Issuer, together will all dividends or distributions thereon declared or held for such holder.

Fractional Shares

No fractional Peninsula Shares will be issued to Zodiac Shareholders or Zodiac Class “A” Shareholders and no rights to acquire fractional Peninsula Shares will be granted to holders of former Zodiac Shares or Zodiac Class “A” Shares.  No cash will be paid in lieu of fractional shares.  Any fractions resulting will be rounded down to the nearest whole number for fractions of 0.5 or less of a Peninsula Share or Peninsula Class “A” Share and rounded up for fractions of more than 0.5 of a Peninsula Share or Peninsula Class “A” Share.

The foregoing information is a summary only and is subject to and qualified in its entirety by the Plan of Arrangement.  For further details of procedures, see also Article 5 “Entitlement to Share Certificates and Payments” of the Plan of Arrangement, which is attached as Schedule “C” hereto.

DISSENT RIGHTS

The following description of the right of Zodiac Shareholders to dissent in respect of the Arrangement Resolution is not a comprehensive statement of the procedures to be followed by a Zodiac Dissenting Shareholder and is qualified in its entirety by the reference to the full text of the Interim Order and section 191 of the ABCA, which are attached to this Circular as Schedules “G” and “D”, respectively.  A Zodiac Shareholder who intends to exercise the right of dissent and appraisal should carefully consider and comply with the provisions of section 191 of the ABCA, as modified by the Interim Order.  Failure to strictly comply with the provisions of section 191 of the ABCA, as modified by the Interim Order, and to adhere to the procedures set out therein, may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the rights of dissent described herein based on the evidence presented at such hearing.

Under the Interim Order, a registered Zodiac Shareholder is entitled, in addition to any other right such registered Zodiac Shareholder may have, to dissent and to be paid by Zodiac the fair value of the Zodiac Shares held by such registered Zodiac Shareholder in respect of which such registered Zodiac Shareholder dissents, determined as of the close of business on the last business day before the Zodiac Meeting.  A registered Zodiac Shareholder may dissent only with respect to all of the Zodiac Shares held by such registered Zodiac Shareholder or on behalf of any one beneficial owner and registered in the Zodiac Dissenting Shareholder’s name.  Zodiac Shareholders who have voted in favour of the Arrangement Resolution will not be accorded the right of dissent.  Only registered Zodiac Shareholders may dissent.  Persons who are beneficial owners of Zodiac Shares registered in the name of a broker, custodian, nominee or other intermediary and who wish to dissent should be aware that they may only do so through the registered owner of such Zodiac Shares.  A registered Zodiac Shareholder who holds Zodiac Shares as nominee for beneficial Zodiac Shareholders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Zodiac Shares held for such beneficial owners.  In such case, the demand for dissent should set out the number of Zodiac Shares covered by it.

A beneficial owner of Zodiac Shares who wishes to exercise the right of dissent in respect of such Zodiac Shares must make arrangements for the Zodiac Shares beneficially owned by him/her/it to be registered in his/her/its name prior to the time the written objection to the Arrangement Resolution is required to be provided to Zodiac or, alternatively, make arrangements for the registered holder of such Zodiac Shares to dissent on his/her/its behalf.

It is strongly suggested that any Zodiac Shareholder wishing to dissent seek independent legal advice, as the failure to comply strictly with the provisions of the ABCA, as modified by the Interim Order, may prejudice such Zodiac Shareholder’s right to dissent.

A Zodiac Dissenting Shareholder must send to Zodiac a written objection to the Arrangement Resolution, which written objection must be received in care of Davis LLP, 1000, 250 – 2nd Street S.W., Calgary, Alberta, T2P 0C1, Attention: Trevor Wong-Chor, by 4:00 p.m. (Calgary time) on the Business Day immediately prior to the Zodiac Meeting or by the chair of the Zodiac Meeting at or prior to the Zodiac Meeting.  A Zodiac Shareholder wishing to exercise the right to dissent with respect to such holder’s Zodiac Shares shall not vote his or her Zodiac Shares at the Zodiac Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution.  An application may be made to the Court by Zodiac or by a Zodiac Dissenting Shareholder to fix the fair value of the Zodiac Dissenting Shareholder’s Zodiac Shares.  If such an application to the Court is made by Zodiac or a Zodiac Dissenting Shareholder, Zodiac must, unless the Court otherwise orders, send to each Zodiac Dissenting Shareholder a written offer to pay the Zodiac Dissenting Shareholder an amount considered by the Zodiac Board to be the fair value of the Zodiac Shares. The offer, unless the Court otherwise orders, will be sent to each Zodiac Dissenting Shareholder at least 10 days before the date on which the application is returnable, if Zodiac is the applicant, or within 10 days after Zodiac is served with notice of the application, if a Zodiac Shareholder is the applicant.  The offer will be made on the same terms to each Zodiac Dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A Zodiac Dissenting Shareholder may make an agreement with Zodiac for the purchase of such holder’s Zodiac Shares in the amount of the offer made by Zodiac (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Zodiac Shares.

A Zodiac Dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal.  On the application, the Court will make an order fixing the fair value of Zodiac Shares of all Zodiac Dissenting Shareholders who are parties to the application, giving judgment in that amount against Zodiac and in favour of each of those Zodiac Dissenting Shareholders, and fixing the time within which Zodiac must pay the amount payable to the Zodiac Dissenting Shareholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Zodiac Dissenting Shareholder calculated from the date on which such shareholder ceases to have any rights as a Zodiac Shareholder until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between Zodiac and the Zodiac Dissenting Shareholder as to the payment to be made to the Zodiac Dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Zodiac Shareholder will cease to have any rights as a Dissenting Zodiac Shareholder other than the right to be paid by Zodiac the fair value of such holder’s Zodiac Shares, in the amount agreed to between Zodiac and the Zodiac Shareholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Zodiac Shareholder may withdraw such holder’s dissent, or Zodiac may rescind the Arrangement Resolution (if the Arrangement has not yet become effective), and in either event the dissent and appraisal proceedings in respect of that Zodiac Dissenting Shareholder will be discontinued.

Zodiac may not make a payment to a Zodiac Dissenting Shareholder under section 191 of the ABCA if there are reasonable grounds for believing that Zodiac is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Zodiac would thereby be less than the aggregate of its liabilities or if on the Effective Date the Zodiac Dissenting Shareholder is not the owner of the Zodiac Shares.  In such event, Zodiac shall notify each Zodiac Dissenting Shareholder that Zodiac is unable lawfully to pay Zodiac Dissenting Shareholders for their Zodiac Shares, in which case the Zodiac Dissenting Shareholder may, by written notice to Zodiac within 30 days after receipt of such notice, withdraw his/her/its written objection, in which case Zodiac shall be deemed to consent to the withdrawal and such Zodiac Shareholder shall be reinstated with full rights as a Zodiac Shareholder, failing which such Zodiac Dissenting Shareholder retains a status as a claimant against Zodiac to be paid as soon as Zodiac is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Zodiac but prior to Zodiac Shareholders.

All Zodiac Shares held by Zodiac Shareholders who exercise their right of dissent, and do not otherwise withdraw their objection, will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to Zodiac in exchange for such fair value or will, if such Zodiac Shareholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be transferred to AcquisitionCo in exchange for the Peninsula Shares on the same basis as all other Zodiac Shareholders under the Arrangement.

The Arrangement Agreement provides that it is a condition to the Arrangement that holders of not more than 5% of the issued and outstanding Zodiac Shares shall have exercised rights of dissent in relation to the Arrangement.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Fasken Martineau DuMoulin LLP, counsel to Peninsula, the following summary fairly describes the principal Canadian federal income tax considerations relating to the Arrangement generally applicable to a Zodiac Shareholder who, for purposes of the ITA (i) is or is deemed to be resident in Canada, (ii)  holds Zodiac Shares, and will hold Peninsula Shares, as capital property, (iii) deals at arm’s length and is not affiliated with Zodiac and Peninsula, and (iv) will not, either alone or together with persons with whom the Zodiac Shareholder does not deal at arm’s length, either control Peninsula or beneficially own shares of Peninsula which have a fair market value in excess of 50% of the fair market value of all outstanding shares of the capital stock of Peninsula immediately following the Arrangement.

Zodiac Shares and Peninsula Shares will generally be considered to be capital property to a Zodiac Shareholder unless such shares are held in the course of carrying on a business or were acquired in a transaction or transactions considered to be an adventure in the nature of trade.  Certain Zodiac Shareholders who might not otherwise be considered to hold their Zodiac Shares or Peninsula Shares as capital property may be entitled to have them treated as capital property by making the election provided by subsection 39(4) of the ITA.  Any Zodiac Shareholder contemplating making a subsection 39(4) election should first consult their tax adviser for advice as the making of such election will affect the income tax treatment of the Zodiac Shareholder’s disposition of other Canadian securities.

This summary is not applicable to a Zodiac Shareholder (i) who is a “financial institution” or “specified financial institution”, as defined in the ITA, (ii) an interest in which is a “tax shelter investment” for purposes of the ITA, or (iii) acquires or has acquired Zodiac Shares or Peninsula Shares upon the exercise of an employee stock option.

This summary is based upon the current provisions of the ITA, the Regulations thereunder, and counsel’s understanding of the current administrative practices and policies of the Canada Revenue Agency.  This summary also takes into account all specific proposals to amend the ITA and the Regulations (the “Proposed Amendments”) announced by the Minister of Finance (Canada) prior to the date hereof, and assumes that all Proposed Amendments will be enacted in their present form.  This summary does not take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, governmental, or judicial action or decision, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations.  This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Zodiac Shareholder.  Accordingly, Zodiac Shareholders should consult their own tax advisers for advice as to the income tax consequences to them of the Arrangement, having regard to their own particular circumstances.

Exchange of Zodiac Shares for Peninsula Shares

A Zodiac Shareholder who exchanges Zodiac Shares for Peninsula Shares under the Arrangement will be deemed to have disposed of the Zodiac Shares for proceeds of disposition equal to the Zodiac Shareholder’s adjusted cost base of those shares immediately before the exchange, unless the Zodiac Shareholder includes in computing his or her income for that year any portion of the gain or loss, otherwise determined, from the disposition of the Zodiac Shares.  Consequently, the Zodiac Shareholder will realize neither a capital gain nor a capital loss as a result of the exchange.  The Zodiac Shareholder will be deemed to have acquired the Peninsula Shares at an aggregate cost equal to the proceeds of disposition of the Zodiac Shareholder’s Zodiac Shares.  If the Zodiac Shareholder owns any other Peninsula Shares as capital property at the time of the exchange, the cost of each Peninsula Share owned by the Zodiac Shareholder immediately after the exchange will be determined by averaging the cost of the Peninsula Shares acquired on the exchange with the adjusted cost base of those other Peninsula Shares.

Zodiac Dissenting Shareholders

A Zodiac Shareholder who, as a result of exercising their dissent rights under the Arrangement, receives a cash payment from Zodiac in consideration for the Zodiac Dissenting Shareholder’s Zodiac Shares, will be deemed to receive a taxable dividend equal to the amount by which the amount received (excluding interest) from Zodiac exceeds the paid-up capital of the Zodiac Dissenting Shareholder’s Zodiac Shares.  See “Taxation of Dividends” below for a general description of the treatment of dividends under the ITA.  In the case of a Zodiac Dissenting Shareholder that is a corporation, in some circumstances the amount of such deemed dividend may be treated as proceeds of disposition and not a dividend. The Zodiac Dissenting Shareholder will also be deemed to have received proceeds of disposition for the Zodiac Shares equal to the amount received by the Zodiac Dissenting Shareholder from Zodiac less the amount of the deemed dividend referred to above.  Consequently, the Zodiac Dissenting Shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition exceed (or are exceeded by) the adjusted cost base of such Zodiac Dissenting Shareholder’s Zodiac Shares.  See “Taxation of Capital Gains or Capital Losses” below for a general description of the treatment of capital gains and losses under the ITA.

Taxation of Dividends

In the case of a Zodiac Shareholder who is an individual, dividends received or deemed to be received on shares of a taxable Canadian corporation will be included in computing the Zodiac Shareholder’s income and will be subject to gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations.  Dividends received from a taxable Canadian corporation which designates the dividends as “eligible dividends” in accordance with the ITA will be subject to an enhanced gross-up and dividend tax credit.  Dividends which are not designated as “eligible dividends” will be subject to the usual gross-up and dividend tax credit rules under the ITA.

In the case of a Zodiac Shareholder that is a corporation, dividends received or deemed to be received on shares of a taxable Canadian corporation will be included in computing the corporate Zodiac Shareholder’s income and will generally be deductible in computing its taxable income.  A Zodiac Shareholder that is a “private corporation” (as defined in the ITA) or a corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the ITA to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on shares of a taxable Canadian corporation to the extent that such dividends are deductible in computing the corporate Zodiac Shareholder’s taxable income.  This refundable tax is generally refunded to the corporate Zodiac Shareholder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Disposition of Peninsula Shares

The disposition or deemed disposition of Peninsula Shares by a Zodiac Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Zodiac Shareholder of those shares immediately before the disposition.  See “Taxation of Capital Gains and Losses” below for a general description of the tax treatment of capital gains and losses under the ITA.

Taxation of Capital Gains and Losses

One-half of any capital gain (a “taxable capital gain”) realized by a Zodiac Shareholder in a taxation year will be included in the Zodiac Shareholder’s income for the year.  One-half of any capital loss (an “allowable capital loss”) realized by the Zodiac Shareholder in a year may be deducted against taxable capital gains realized in the year.  Any excess of allowable capital losses over taxable capital gains in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the ITA.

A Zodiac Shareholder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the ITA) may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include taxable capital gains.  This refundable tax will generally be refunded to the corporate Zodiac Shareholder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

The amount of any capital loss arising on the disposition or deemed disposition of any shares by a Zodiac Shareholder may be reduced by the amount of certain dividends received or deemed to have been received by the Zodiac Shareholder on such shares to the extent and under the circumstances prescribed by the ITA.  Similar rules may apply where the corporate Zodiac Shareholder is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which the corporate Zodiac Shareholder is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares.

RISK FACTORS

An investment in Zodiac Shares or Peninsula Shares should be considered highly speculative, not only due to the nature of Zodiac’s and Peninsula’s existing businesses and operations, but also because of the uncertainty related to completion of the Arrangement and the business of the Resulting Issuer upon completion of the Arrangement.  In evaluating the Arrangement, Peninsula Shareholders and Zodiac Shareholders should carefully consider not only the following risk factors relating to the Arrangement but the risk factors associated with the businesses of Peninsula, Zodiac and the Resulting Issuer set out below.  The following risk factors are not a definitive list of all risk factors associated with the Arrangement, Peninsula, Zodiac and the Resulting Issuer.  Additional risks and uncertainties, including those currently known or considered immaterial by Peninsula or Zodiac, may also adversely affect the Peninsula Shares, the Zodiac Shares and/or the businesses of Peninsula, Zodiac and the Resulting Issuer.  Peninsula Shareholders and Zodiac Shareholders should carefully consider each of, and the cumulative effect of the following factors, which assume the completion of the Arrangement, in addition to the other information in this Circular.

Risks Relating to the Arrangement

There are risks associated with the Arrangement including:

Market Reaction

The market reaction to the Arrangement and the future trading prices of the Peninsula Shares cannot be predicted.  If the Arrangement is not consummated, the market price of the Peninsula Shares may decline to the extent that the current market price of the Peninsula Shares reflects a market assumption that the Arrangement will be completed.

Costs of Arrangement

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred by Peninsula and Zodiac must be paid by Peninsula and Zodiac, respectively, even if the Arrangement is not completed, as well as the costs associated with diversion of management attention away from the conduct of their respective businesses in the ordinary course.

Failure to Secure a More Attractive Offer

If the Arrangement is not completed and the Peninsula Board or Zodiac Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the consideration to be received pursuant to the Arrangement.

Termination of the Arrangement in Certain Circumstances

Each of Peninsula and Zodiac has the right to terminate the Arrangement Agreement in certain circumstances.  Accordingly, there is no certainty, nor can the Parties provide any assurances that the Arrangement Agreement will not be terminated by either Peninsula or Zodiac before the completion of the Arrangement.  In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside the control of Peninsula or Zodiac including shareholder, regulatory and court approvals.  See “The Arrangement – Arrangement Agreement – Conditions to the Arrangement”.  There is no certainty that these conditions will be satisfied on a timely basis or at all.  If for any reason the Arrangement is delayed or not completed, the market price of Peninsula Shares may be adversely affected.  See “Market Reaction” above.

Interests of Peninsula and Zodiac Directors and Executive Officers May Differ

In considering the recommendation of the Peninsula Board and Zodiac Board to vote in favour of the Transaction Resolution and the Arrangement Resolution, respectively, Peninsula Shareholders and Zodiac Shareholders should be aware that certain members of the Peninsula Board and Zodiac Board and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of the Peninsula Shareholders and Zodiac Shareholders generally.

Failure to Integrate

There is uncertainty as to whether the Arrangement will have a positive impact on the Resulting Issuer.  The Arrangement will involve the integration of companies that previously operated independently.  As a result, the Arrangement will present challenges to management, including the integration of the operations, systems and technologies of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management’s attention, operational interruptions and the loss of key employees.  The difficulties which the Resulting Issuer’s management encounters in the transition and integration processes could have an effect on the level of expenses and operating results of the Resulting Issuer.  As a result of these factors, it is possible that some of the benefits expected from the Arrangement will not be realized.

Fixed Share Exchange Ratio

Under the Plan of Arrangement, each Zodiac Share will be exchanged for 1.45 Peninsula Shares.  This share ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Peninsula Shares or fair market value of the Zodiac Shares.  The market value of the consideration that Zodiac Shareholders will receive pursuant to the Arrangement will depend on the market price of the Peninsula Shares on the Effective Date.  If the market price of the Peninsula Shares increases or decreases, the market value of the Peninsula Shares that Zodiac Shareholders receive will correspondingly increase or decrease.  The number of Peninsula Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price or value of Peninsula Shares or Zodiac Shares.  Many of the factors that affect the market price or value of the Peninsula Shares or Zodiac Shares are beyond the control of Peninsula and Zodiac.  These factors include prevailing conditions in the capital markets, changes in the regulatory environment, adverse political developments, interest rate and exchange rate fluctuations and fluctuations in the price of crude oil and gas prices.

 Risks Associated with Dilution

Peninsula currently expects that in connection with the Arrangement it will issue approximately 280,266,465 Peninsula Shares, assuming the entire Zodiac Financing is sold (308,697,838 Peninsula Shares assuming the entire Over-Allotment Option is exercised and sold).  The issue of these new Peninsula Shares and their sale could depress the market price for Peninsula Shares.

Risks Related to Income Taxation

The Arrangement may give rise to significant adverse tax consequences to non-Canadian security holders and each such security holder is urged to consult their own tax advisor.  See “Canadian Federal Income Tax Considerations” above.

Risks Relating to Peninsula, Zodiac and the Resulting Issuer

The current business of Zodiac will be the business of the Resulting Issuer upon completion of the Arrangement.  Due to the nature of that business, the legal and economic climate in which Zodiac operates, the present stage of development of its business and the present stage of exploration and development of its mineral properties, the Resulting Issuer may be subject to significant risks. The Resulting Issuer’s future development and actual operating results may be very different from those expected as at the date of this Circular.  There can be no certainty that the Resulting Issuer will be able to implement successfully the strategy set out in this Circular. No representation is or can be made as to the future performance of the Resulting Issuer and there can be no assurance that the Resulting Issuer will achieve its objectives.  Accordingly, readers should carefully consider the following discussion of risks that pertain to the Zodiac and the Resulting Issuer (the text below summarizes some of these risks and is not intended to be complete or exhaustive).

Resource Estimates

There are numerous uncertainties inherent in estimating quantities of resources, including many factors beyond the control of the Resulting Issuer.  The contingent and prospective resource information in respect of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, set forth in this Circular represent estimates only.  Estimates of resources depend in large part upon the reliability of available geological and engineering data and require certain assumptions to be made in order to assign resource volumes.  Geological and engineering data is used to determine the probability that a reservoir of oil and/or natural gas exists at a particular location, and whether, and to what extent, such hydrocarbons are recoverable from the reservoir.  Accordingly, the ultimate resources discovered by the Resulting Issuer may be significantly less than the total estimates calculated by Sproule.

The contingent and prospective resources from the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, have been evaluated by Sproule, an independent qualified reserves evaluator within the meaning of NI 51-101, pursuant to the Sproule Reports.

Reserves, contingent resources and prospective resources involve different risks associated with achieving commerciality.  To be classified as reserves, estimated recoverable quantities must be associated with a project that has demonstrated commercial viability.  In estimating reserves, the chance of commerciality is effectively 100%.  In the case of contingent resources, the chance of commerciality is equal to the chance that an accumulation will be commercially developed.  For prospective resources, the chance of commerciality will be the product of the chance that a project will result in the discovery of petroleum and the chance that an accumulation will be commercially developed.  The petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, have been assessed as an unproved property containing contingent and prospective resources. Accordingly, there is no guarantee that the contingent and prospective resources attributed by Zodiac to the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, will become commercially viable.

Despite the fact that Zodiac has reviewed the estimates related to the potential reserve evaluation and probabilities attached thereto and it is of the opinion that the methods used to appraise its estimates are adequate, these figures remain estimates, even though they have been calculated or validated by independent appraisers. The reserves disclosed by Zodiac should not be interpreted as assurances of property life or of the profitability of current or future operations given that there are numerous uncertainties inherent in the estimation of economically recoverable oil and natural gas reserves.

See “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement – Geological Assessment and Resource Assessment and Economic Evaluation”.

Addition of Reserves and Resources

The Resulting Issuer currently has no reserves.  The Resulting Issuer’s future crude oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on the Resulting Issuer successfully discovering and developing or acquiring new reserves and resources.  The addition of new reserves and resources will depend not only on the Resulting Issuer’s ability to explore and develop the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties it may have from time to time, but also, in the case of reserves, on its ability to select and acquire suitable producing properties or prospects.  There can be no assurance that the Resulting Issuer’s exploration, development or acquisition efforts will result in the discovery and development of commercial accumulations of oil and natural gas.

Exploration Risks

The exploration of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, and any other properties the Resulting Issuer may have from time to time, involves a high degree of risk that no production will be obtained or that the production obtained will be insufficient to recover drilling and completion costs.  The costs of seismic operations and drilling, completing and operating wells are uncertain to a degree.  Cost overruns can adversely affect the economics of the Resulting Issuer’s exploration programs and projects.  In addition, the Resulting Issuer’s seismic operations and drilling plans may be curtailed, delayed or cancelled as a result of numerous factors, including, among others, equipment failures, weather or adverse climate conditions, shortages or delays in obtaining qualified personnel, shortages or delays in the delivery of or access to equipment, necessary governmental, regulatory or other third party approvals and compliance with regulatory requirements.

Stage of Development

An investment in the Resulting Issuer is subject to certain risks related to the nature of the Resulting Issuer’s business and the early stage of development of the Resulting Issuer’s oil and gas business.  There are numerous factors which may affect the success of the Resulting Issuer’s business which are beyond the Resulting Issuer’s control including local, national and international economic and political conditions.  The Resulting Issuer’s business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome.  Accordingly, there can therefore be no assurance that the Resulting Issuer’s business will be successful or profitable or that commercial quantities of crude oil and natural gas will be discovered by the Resulting Issuer.

The Resulting Issuer may be subject to growth-related risks, capacity constraints and pressure on its internal systems and controls, particularly given the early stage of its development. The ability of the Resulting Issuer to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Resulting Issuer to deal with this growth could have a material adverse effect on its business, operations and prospects.

Uncertainty of Cost Estimates

Due to the nature of the Resulting Issuer’s business and the early stage of development of the Resulting Issuer’s oil and gas business, the Resulting Issuer is unable to estimate costs, including infrastructure improvement costs, transportation costs (including truck, river barge and helicopter costs), seismic and drilling costs and production costs for its exploration and development plans, with complete accuracy.  The inability of the Resulting Issuer to estimate these costs could affect the commerciality of the resources and reserves discovered in the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties the Resulting Issuer may have from time to time, the economic viability of the Resulting Issuer’s product and the ability of the Resulting Issuer to transport its product to market.

Limited Operating and Earnings History

Neither Zodiac nor Peninsula has received any revenue to date from the exploration activities on its properties and each of Zodiac and Peninsula has only incurred losses since its incorporation.  In addition, neither Zodiac nor Peninsula has found that development activity is warranted on any of their properties.

The Resulting Issuer’s business plan requires significant expenditure, particularly capital expenditure, during the exploration phase under the Resulting Issuer’s oil and gas contracts.  The Resulting Issuer will be subject to all the risks associated with establishing new oil and gas operations, including the timing and cost of the construction of infrastructure and facilities, the availability and cost of skilled labour and equipment, the need to obtain necessary environmental or other governmental approvals and permits, and the availability of funds to finance construction and development activities.  Current cash positions may not be sufficient to cover the costs of the Resulting Issuer’s drilling and exploration program and, accordingly, additional financing or joint venture partners will be required to conduct these activities. The inability to obtain future financing or find future joint venture partners could materially affect the Resulting Issuer’s business, financial condition, results of operations, and the value of the Resulting Issuer’s common shares.

Any future profitability from the Resulting Issuer’s business will depend upon the successful development of the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect or any other properties the Resulting Issuer may have from time to time. There can be no assurance that the Resulting Issuer can achieve profitability in the future.  Revenues, other than interest on unused funds, may not occur for some time, if at all.  The timing and extent of any revenues is variable and uncertain and, accordingly, the Resulting Issuer is unable to predict when, if at all, profitability will be achieved.

Negative Cash Flows

To date, Peninsula and Zodiac have experienced negative operating cash flow and have not recorded any revenues from oil and gas operations.  Peninsula and Zodiac do not have any production and have no history of earnings or cash flow from operations.  There can be no assurance that significant additional losses will not occur in the near future or that the Resulting Issuer will be profitable in the future.  In the event of a commercial discovery, the Resulting Issuer’s operating expenses and capital expenditures will likely increase as needed consultants, personnel and equipment associated with advancing exploration, development and potentially commercial production are added.  The amounts and timing of such expenditures will depend on the progress of the Resulting Issuer’s exploration and development plans, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, the acquisition of additional properties and other factors, many of which are not under the control of the Resulting Issuer.  The Resulting Issuer expects to continue to incur losses unless and until such time as it enters into commercial production from one or more of the properties that it may have from time to time and generates sufficient revenues to fund continuing operations.  The development of any properties the Resulting Issuer may have from time to time will require the commitment of substantial resources to conduct the Resulting Issuer’s exploration and development plans.  There can be no assurance that the Resulting Issuer will generate any revenues or achieve profitability or that the underlying assumed costs and expenses of the Resulting Issuer’s exploration and development plans will prove to be accurate.  Historically, the only source of funds available to the Resulting Issuer has been through the sale of equity.  There is no guarantee that the Resulting Issuer will be able to sell equity or debt securities in the future.  If the Resulting Issuer does not have sufficient capital for its operations, this could result in delay or indefinite postponement of further exploration or development of any properties the Resulting Issuer may have from time to time, which could have a material adverse effect on the Resulting Issuer’s business, financial condition results of operations, and the value of its common shares.

Reliance on Operators

To the extent that the Resulting Issuer will not be the operator of its properties, it will be dependent upon other guarantors or third parties’ operations for the timing of such activities and will be largely unable to control the activities of such operators.  The failure of such operators and their contractors to properly perform their obligations would have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

Crude Oil and Natural Gas Development

No reserves have been assigned in connection with the Resulting Issuer’s oil and gas contracts.  The future value of the Resulting Issuer is therefore dependent on the success of the Resulting Issuer’s activities which are directed toward the exploration and development of properties the Resulting Issuer may have from time to time.  The Resulting Issuer has a plan to explore and develop the petroleum and natural gas holdings and exploration prospects in the San Joaquin Basin, California, including the Jaguar Prospect, or any other properties the Resulting Issuer may have from time to time, which it may not be able to carry out or complete as contemplated in this Circular.  The Resulting Issuer’s plan is contingent on the initial success of its work program.  There is no certainty of the initial success of the Resulting Issuer’s exploration and development plan or that the Resulting Issuer will be able to carry out its plan as contemplated or even to complete its plan.  Additionally, the Resulting Issuer’s current exploration and development plan could change depending on the results of its initial exploration and development work program.

Exploration and development of crude oil and natural gas reserves is speculative and involves a significant degree of risk.  There is no guarantee that exploration or appraisal of the properties the Resulting Issuer may have from time to time will lead to a commercial discovery or, if there is commercial discovery, that the Resulting Issuer will be able to realize such reserves as intended.  Few properties that are explored are ultimately developed into new reserves.  If at any stage the Resulting Issuer is precluded from pursuing its exploration or development plan, or such plan is otherwise not continued, the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares could be materially adversely affected.

Crude oil and natural gas exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration or development activities by the Resulting Issuer will result in discoveries of crude oil, condensate or natural gas that are commercially or economically possible.  The Resulting Issuer may face shortages of, and increasing costs for seismic crews and equipment, drilling equipment, services (including transportation for equipment and crews) and personnel.  Shortages of, or increasing costs for, experienced seismic and drilling crews and oil field equipment and services could restrict the Resulting Issuer’s ability to conduct seismic operations, drill wells and conduct other operations which it may currently have planned, and the timing of any such operations.  Any delay in the drilling of new wells or significant increase in drilling costs could reduce the Resulting Issuer’s revenues and cash available for operations.

Furthermore, it is difficult to project the costs of implementing any seismic program and any exploratory drilling program due to the inherent uncertainties of available logistical arrangements, including transportation, drilling in unknown formations, the costs associated with encountering various drilling conditions such as overpressured zones and tools lost in the hole, and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.  Furthermore, drilling operations may be delayed or cancelled as a result of other factors, including encountering unexpected formations or pressures, premature declines of reservoir pressures, potential environmental damage, adverse weather conditions, concession problems, lost circulation of drilling fluids, facility or equipment malfunctions, unexpected operational events, blow-outs, fires, ruptures and spills, all of which could result in personal injuries, loss of life and damage to property of the Resulting Issuer and others.

Key Personnel

The Resulting Issuer’s success depends in large part on the ability of its executive management team, particularly Murray Rodgers, Louisa Slobodnik and Randy Neely, to deal effectively with complex risks and relationships and execute the Resulting Issuer’s business development plan.  The members of the management team contribute to the Resulting Issuer’s ability to obtain, generate and manage opportunities.  The Resulting Issuer’s prospects also depend upon the continued service of its senior technical employees and consultants and its ability to hire service providers to assist it in implementing its exploration and development plans.  There may be a limited number of service providers who provide transportation, including helicopter and barge, services, seismic services and drilling and other oilfield services to the oil and gas industries and a high demand for the services offered by these service providers.  The Resulting Issuer may further experience delays or interruptions in its exploration and development plans due to its inability to engage service providers to provide the transportation, seismic and drilling services it requires to carry out its work programs.  There is also no guarantee that the Resulting Issuer will be able to retain its service providers. Additionally, their relationships with governmental agencies can be critical factors in the Resulting Issuer’s success.  There can be no assurance that the Resulting Issuer’s present key personnel and directors will remain with the Resulting Issuer or that the Resulting Issuer will be able to retain its service providers.  The departure of any such key person, director or service provider may materially affect the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.  A shortage of skilled labour may make it difficult for the Resulting Issuer to maintain labour productivity, and competitive costs could adversely affect its profitability.

Environmental Regulation and Risks

The crude oil and natural gas industry is subject to environmental regulations in the jurisdictions in which it operates, the United States and Canada.  Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently with crude oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures.  The Resulting Issuer may be responsible for abandonment and site restoration costs.  The Resulting Issuer is of the view that its abandonment and restoration obligations can be satisfied out of general corporate funds as such obligations become due.  As of the date hereof, the Resulting Issuer has not reserved any funds for future site restoration costs.

Extensive national, state and local environmental laws and regulations affect nearly all of the operations of the Resulting Issuer.  These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards, establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted, and require environmental reviews and approvals prior to the commencement of any operations.  In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation, including the use of newer technologies to mitigate the impact of the Resulting Issuer’s oil and gas activities on such environmentally sensitive areas.  There can be no assurance that the Resulting Issuer will not incur substantial financial obligations in connection with environmental compliance.

Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations.

Significant liability could be imposed on the Resulting Issuer for damages, clean up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by the Resulting Issuer or non-compliance with environmental laws or regulations.  Such liability could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.  Moreover, the Resulting Issuer cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced.  Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Resulting Issuer for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

Other Regulations

The Resulting Issuer’s operations are regulated extensively.  Environmental and other governmental laws and regulations have increased the costs to operate the business and conduct the operations.  Under these laws and regulations, the Resulting Issuer could also be liable for personal injuries, property damage and other damages.  Failure to comply with these laws and regulations may result in the suspension or termination of operations and subject the Resulting Issuer to administrative, civil and criminal penalties.  Moreover, public interest in environmental protection has increased in recent years, and environmental and other organizations or groups have opposed, with some success, certain drilling projects.

The Resulting Issuer’s operations require numerous permits and authorisations under various laws and regulations, including environmental and health and safety laws and regulations.  These authorisations and permits are subject to revocation, renewal or modification and can require operational changes, which may involve significant costs, to limit impacts or potential impacts on the environment and/or health and safety.  A violation of these authorisation or permit conditions or other legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or refinery shutdowns.  In addition, major modifications of operations could require modifications to the Resulting Issuer’s existing permits and authorizations, or expensive upgrades to the existing pollution control equipment, which could have a material adverse effect on the Resulting Issuer’s business, financial condition results of operations, and the value of its common shares.

The governments of the United States and Canada regulate the individuals or legal entities which may be awarded license contracts for the exploration and/or exploitation of hydrocarbons in those countries. In order to qualify to commence negotiating a license contract with the governmental oil and gas regulatory agencies in United States and Canada and act as operator under such license contract, an oil and gas company must meet certain technical and financial requirements.

Availability of Equipment, Logistical Support and Qualified Personnel

Oil and natural gas exploration and development activities are dependent on the availability of seismic, drilling and related equipment and qualified personnel in the particular areas where such activities will be conducted.  All operations, including seismic and drilling operations, are also heavily dependent on the availability of limited logistical support and services, including transportation by helicopter, road, barges and trucks, demand for such limited equipment and qualified personnel may affect the availability of such equipment and qualified personnel to the Resulting Issuer and may delay the Resulting Issuer’s exploration and development activities.  In addition, the costs of employing qualified personnel and transporting equipment may be very high due to the remote nature of the area and the inherent challenges of transporting personnel and equipment there.  The need to hire or retain qualified personnel from outside the countries in which the Resulting Issuer operates to provide services to the Resulting Issuer in connection with its exploration and development activities in the countries in which the Resulting Issuer operates will further exacerbate costs.  There is no guarantee that the Resulting Issuer will have available to it all the personnel and equipment required to implement or carry on its work program.

Seasonal Weather Conditions

The Resulting Issuer’s operations will be adversely affected by seasonal weather conditions.  The ability to effectively continue exploration and development activities and to transport equipment, personnel and any production may from time to time be adversely impacted by weather conditions.  Adverse weather conditions may adversely impact the timing and costs of the Resulting Issuer’s plans.

Additional Financing

The Resulting Issuer’s future exploration, development and acquisition plans will require additional financing.  The oil and gas industry generally is capital intensive and the Resulting Issuer’s participation in the industry will likely require additional financing to fund such capital expenditures.  The ability of the Resulting Issuer to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Resulting Issuer including the Resulting Issuer’s planned exploration program.  Periodic fluctuations in energy prices may affect lending policies of banks.  An inability to raise additional financing could limit growth prospects in the short run or may even require the Resulting Issuer to dispose of properties to continue operations under circumstances of declining energy prices, disappointing exploration results, or economic or political dislocation in foreign countries.  In the alternative, the Resulting Issuer will be required to enter into joint venture or farmout agreements or potentially sell the Resulting Issuer to an entity with greater resources.  Even if financing is available, there can be no assurance that the Resulting Issuer will be successful in its efforts to arrange additional financing on terms satisfactory to the Resulting Issuer.  This may be further complicated by the limited market liquidity for shares of smaller companies, restricting access to some institutional investors.  If additional financing is raised by the issuance of securities from treasury of the Resulting Issuer, control of the Resulting Issuer may change and shareholders may suffer additional dilution.

In addition, the Resulting Issuer may be required to fund its ongoing operations, capital expenditures or transactions to acquire assets or the shares of other companies through debt financing which may increase the Resulting Issuer’s debt levels above industry standards.

Volatility of Crude Oil and Gas Prices and Markets

The Resulting Issuer’s financial condition, operating results and future growth are dependent on the prevailing prices for its hydrocarbons.  Specifically, the Resulting Issuer’s earnings and cash flows from operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstock) at which it is able to sell refined products.  Historically, the markets for crude oil and natural gas have been volatile and such markets are likely to continue to be volatile in the future.  Prices for hydrocarbons are subject to large fluctuations in response to relatively minor changes to the demand for crude oil and natural gas, whether the result of uncertainty or a variety of additional factors beyond the control of the Resulting Issuer.  Any substantial decline in the prices of crude oil and natural gas could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.  Additionally, the economics of producing from some wells may change as a result of lower prices, which could result in a suspension of production by the Resulting Issuer.  No assurance can be given that crude oil and natural gas prices will be sustained at levels which will enable the Resulting Issuer to operate profitably.  From time to time the Resulting Issuer may avail itself of forward sales or other forms of hedging activities with a view to mitigating its exposure to the risk of price volatility.

Title Matters

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Resulting Issuer to its properties which could result in a material adverse effect on the Resulting Issuer, including a reduction in revenue.

Risks of Foreign Operations

The Resulting Issuer is subject to political, economic, and other uncertainties, including, but not limited to, expropriation of property without fair compensation, changes in energy policies or the personnel administering them, nationalization, currency fluctuations, exchange controls, and royalty and tax increases.  The Resulting Issuer’s operations may also be adversely affected by laws and policies of United States and Canada affecting foreign trade, taxation and investment.  In the event of a dispute arising in connection with the Resulting Issuer’s operations in the countries in which it operates, the Resulting Issuer may be subject to the exclusive jurisdiction of United States’ courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions.  The Resulting Issuer may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.  Accordingly, the Resulting Issuer’s exploration, development and production activities in United States and Canada could be substantially affected by factors beyond the Resulting Issuer’s control, any of which could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

The Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares could also be materially adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of the Resulting Issuer including, among other things, the risks of terrorism, civil strikes, abduction, renegotiation or nullification of existing concessions and contracts, economic sanctions, the imposition of specific drilling obligations, and the development and abandonment of fields.

Any termination, expiration or suspension of the Resulting Issuer’s oil and gas contracts or the underlying concessions or licenses to which they relate would have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

Foreign Subsidiaries

The Resulting Issuer will conduct some of its operations through wholly-owned subsidiaries.  Therefore, to the extent of these holdings, the Resulting Issuer will be dependent on the cash flows of such subsidiaries to meet its obligations.  The ability of such subsidiaries to make payments to the Resulting Issuer may be constrained by certain factors including the level of taxation, particularly corporate profits and withholding taxes, in the countries in which they operate.

Legal System

Upon completion of the Arrangement, Peninsula intends to continue under the laws of Alberta, and Zodiac is incorporated under the laws of Alberta; however, Zodiac carries on all of its material operations in California.

Accordingly, the Resulting Issuer is subject to the legal systems and regulatory requirements of both jurisdictions with a variety of requirements and implications for shareholders of the Resulting Issuer. Exploration and development activities outside Canada may require protracted negotiations with host governments, regulatory bodies and other third parties. If a dispute arises, the Resulting Issuer may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries, to the jurisdiction of Canada.

Furthermore, some or the proposed directors and officers of the Resulting Issuer reside outside of Canada. Some or all of the assets of those persons may be located outside of Canada.  It may not be possible to collect from the Resulting Issuer or enforce judgments obtained in courts in Canada predicated on the civil liability provisions of Canadian securities legislation against the Resulting Issuer, the directors or officers of the Resulting Issuer, or certain of the experts named in this Circular. Moreover, it may not be possible to effect service of process within Canada upon the directors or officers of the Resulting Issuer, or the experts referred to above.

Competition

The crude oil and natural gas industry is intensely competitive and the Resulting Issuer competes with other companies which possess greater technical and financial resources, including seismic equipment and personnel, drilling equipment and personnel and transportation equipment and personnel.  Many of these competitors not only explore for and produce crude oil and natural gas but, also carry on refining operations and market petroleum and other products on an international basis.  Because of their geographic diversity, larger and more complex assets, integrated operations and greater resources, some of these competitors may be better able to compete on the basis of price and to bear the economic risks inherent in all phases of the energy industry.  Further, the Resulting Issuer’s ability to implement its business strategy will be dependent upon its ability to evaluate and select suitable opportunities and consummate transactions in a highly competitive environment.  Crude oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations.

Technological advancements in the oil and gas industry are common and rapid and competitors with greater technical and financial resources than the Resulting Issuer will be in a better position to implement these advantages. Competition could either force the Resulting Issuer to implement new technologies at a substantial cost or leave the Resulting Issuer at a competitive disadvantage due to the utilization of obsolete technologies.

Fluctuations in Foreign Currency Exchange Rates

Most of the Resulting Issuer’s operations are located in the United States and operating and capital costs are generally incurred in Canadian and U.S. dollars.  Fluctuations in the Canadian dollar and U.S. dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

To the extent that the Resulting Issuer is required to hold currency positions in U.S. dollars, there is a risk from foreign exchange fluctuations.  If the exchange rate of the U.S. dollar fluctuates substantially, or the rate of inflation in such the U.S. materially increases, historic financial statements of the Resulting Issuer may not accurately reflect the Canadian dollars value of its assets or operations.

Such foreign exchange risk could materially adversely affect the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

Insurance

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases, and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury.  Although the Resulting Issuer has obtained insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.   In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Resulting Issuer may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or for other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Resulting Issuer.  The occurrence of a significant event that the Resulting Issuer is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Resulting Issuer’s business, financial condition, results of operations, and the value of its common shares.

The Resulting Issuer may be subject to certain events beyond its control which may have a material adverse effect on the Resulting Issuer’s business, results of operation, financial condition, or the value of its common shares.

The Resulting Issuer’s projects may be adversely affected by risks outside the control of the Resulting Issuer including labour unrest, civil disorder, war, acts of terrorism, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Conflicts of Interest

Certain of the proposed directors and officers of the Resulting Issuer are also directors and officers of other oil and gas companies involved in natural resource exploration and development, which may in the future be involved in transactions with the Resulting Issuer, and conflicts of interest may arise between their duties as officers of the Resulting Issuer and directors and as officers and directors of such other companies.

Public Market Risk

There can be no assurance that an active trading market in the Resulting Issuer’s securities will be sustained. The market price for the Resulting Issuer’s securities could be subject to wide fluctuations. Factors such as commodity prices, government regulation, interest rates, share price movements of the Resulting Issuer’s peer companies and competitors, as well as overall market movements, may have a significant impact on the market price of the securities of the Resulting Issuer. The stock market has from time to time experienced extreme price and volume fluctuations, particularly in the oil and gas sector, which have often been unrelated to the operating performance of particular companies.

Recent Global Financial Conditions

Recent global financial conditions have been subject to increasing volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  These factors may impact the ability of the Resulting Issuer to obtain equity or debt financing in the future and, if obtained, on terms favourable to it.  If these increased levels of volatility and market turmoil continue, the Resulting Issuer’s operations could be adversely impacted and the value and the price of the Peninsula Shares could continue to be adversely affected.

INFORMATION CONCERNING PENINSULA RESOURCES LTD.

See Appendix 1 to this Circular.

INFORMATION CONCERNING ZODIAC EXPLORATION CORP.

See Appendix 2 to this Circular.

INFORMATION CONCERNING THE RESULTING ISSUER

See Appendix 3 to this Circular.

GENERAL MATTERS

Sponsorship

The Exchange has granted the Resulting Issuer an exemption from the sponsorship requirements of Exchange Policy 2.2 in connection with the Arrangement.

Interests of Experts

Zodiac retained Sproule to prepare the geological report entitled “Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California, USA”, with an effective date of December 31, 2009, and the geological report entitled “Evaluation of the Jaguar Prospect, San Joaquin Basin, California”, with an effective date of June 1, 2010.  Both geological reports are referenced in Appendix 2 – “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement – Geological Assessment and Resource Assessment and Economic Evaluation”.

PricewaterhouseCoopers LLC prepared the auditor’s report for the audited annual financial statements of Zodiac for the year ended December 31, 2009.  PricewaterhouseCoopers LLC, Zodiac’s auditor, is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

STS Partners LLP prepared the auditor’s report for the audited annual financial statements of Peninsula for the years ended June 30, 2009 and 2008.  STS Partners LLP, Peninsula’s auditor, is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

Fasken Martineau DuMoulin LLP is legal counsel to Peninsula and Davis LLP is legal counsel to Zodiac.

To the knowledge of Peninsula and Zodiac, none of the experts above or their respective associates or affiliates, beneficially owns, directly or indirectly, any securities of Peninsula or Zodiac, has received or will receive any direct or indirect interests in the property of Peninsula or Zodiac or is expected to be elected, appointed or employed as a director, officer or employee of the Resulting Issuer or any associate or affiliate thereof.

Other Material Facts

To management of Peninsula’s and Zodiac’s knowledge, there are no other material facts relating to the Arrangement that are not otherwise disclosed in this Circular or are necessary for the Circular to contain full, true and plain disclosure of all material facts relating to the Arrangement.

Additional Information – Peninsula

Additional information relating to Peninsula is available on SEDAR at www.sedar.com.  Peninsula Shareholders may contact Peninsula at its head office at 2110 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 to request copies of Peninsula’s financial statements and MD&A or a copy of this Circular, or any of the Peninsula documents incorporated herein by reference.

Additional Information – Zodiac

Zodiac Shareholders may contact Zodiac at its head office at Suite 400, 1324 – 17th Avenue SW, Calgary, Alberta, T2T 5S8 to request copies of Zodiac’s financial statements or a copy of this Circular.

Peninsula Business

As of the date of this Circular, the Peninsula Board does not know of any other matters to be brought before the Peninsula Meeting, other than those set forth in the notice of meeting pertaining to Peninsula accompanying this Circular.  If other matters are properly brought before the Peninsula Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgement.

Zodiac Business

As of the date of this Circular, the Zodiac Board does not know of any other matters to be brought before the Zodiac Meeting, other than those set forth in the notice of meeting pertaining to Zodiac accompanying this Circular.  If other matters are properly brought before the Zodiac Meeting, the persons named in the enclosed proxy will vote the proxy on such matters in accordance with their best judgement.

Board Approval

The contents and sending of this Circular have been approved by the Peninsula Board and the Zodiac Board.

Peninsula has provided the information contained in this Circular concerning Peninsula and its business, including its financial information and financial statements.  Zodiac assumes no responsibility for the accuracy of such information.

Zodiac has provided the information contained in this Circular concerning Zodiac and its business, including its financial information and financial statements.  Peninsula assumes no responsibility for the accuracy of such information.

AUDITOR’S CONSENT

We have read the Joint Information Circular (the “Circular”) of Peninsula Resources Ltd. (“Peninsula”) and Zodiac Exploration Corp. (“Zodiac”) dated August 27, 2010 relating to the acquisition by Peninsula of 100% of the issued and outstanding common shares of Zodiac (the “Zodiac Shares”) in exchange for common shares of Peninsula (the “Peninsula Shares”) on a 1.45 Peninsula Shares for 1.0 Zodiac Share basis, pursuant to the terms and conditions of an arrangement agreement dated August 19, 2010 among Peninsula, Zodiac and 1543081 Alberta Ltd.  We have complied with Canadian generally accepted standards for an auditor’s involvement with such documents.

We consent to the use in the above-mentioned Circular of our report dated October 13, 2009 to Peninsula’s directors on the following financial statements:

  Consolidated balance sheets of Peninsula as at June 30, 2009 and 2008; and

  Consolidated statements of loss, comprehensive loss and deficit, and cash flows for the years ended June 30, 2009 and 2008.

(signed) STS Partners LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

August 27, 2010

AUDITOR’S CONSENT

We have read the accompanying Joint Information Circular (the “Circular”) of Peninsula Resources Ltd. (“Peninsula”) and Zodiac Exploration Corp. (“Zodiac”) dated August 27, 2010 with respect to the acquisition by Peninsula of 100% of the issued and outstanding common shares of Zodiac (the “Zodiac Shares”) in exchange for common shares of Peninsula (the “Peninsula Shares”) on a 1.45 Pensinsula Shares for 1.00 Zodiac Share basis, pursuant to the terms and conditions of an arrangement agreement dated August 19, 2010 among Peninsula, Zodiac and 1543081 Alberta Ltd.  We have complied with Canadian generally accepted standards for an auditors’ involvement with such documents.

We consent to the use in the above-mentioned information circular of our report to the directors of Zodiac on the consolidated balance sheets of the company as at December 31, 2009 and December 31, 2008 and the consolidated statements of loss, comprehensive loss and deficit and consolidated statements of cash flows for the year ended December 31, 2009 and the period since inception on June 12, 2008 to December 31, 2008. Our report is dated April 1, 2010.

(signed) PricewaterhouseCoopers LLP

CHARTERED ACCOUNTANTS

Calgary, Alberta

August 27, 2010

Appendix 1

Information Concerning Peninsula Resources Ltd.

Prior to Arrangement

Appendix 1-1

INFORMATION CONCERNING PENINSULA RESOURCES LTD. PRIOR TO THE ARRANGEMENT

INTRODUCTION

This Appendix 1 contains certain information on Peninsula before the completion of the Arrangement and reflects the current business, financial and share position of Peninsula.  See Appendix 3 – “Information Concerning the Resulting Issuer” for pro forma business, financial and share capital following the completion of the Arrangement.   Certain capitalized terms used in this Appendix 1 without definition, unless otherwise referenced to definitions in another document, have the meanings ascribed to them in the “Glossary of Terms” of the Circular to which this Appendix 1 is attached.

All dollar ($) amounts stated in this Appendix 1 refer to Canadian dollars, unless otherwise indicated.

CORPORATE STRUCTURE

Peninsula was incorporated on February 22, 1994, in the Province of Alberta under the name “Nugget Resources Inc.”  On May 9, 2008, the name of the company was changed to “Peninsula Resources Ltd.” and Peninsula consolidated its capital on a 15 old for 1 new basis.  Peninsula also commenced trading on NEX under the symbol “PNU.H” on that date.

On March 12, 2008, Peninsula was continued into British Columbia.

On March 13, 2009, Peninsula acquired from Tearlach Resources Limited (“Tearlach”), a company with directors in common, all of the issued and outstanding shares of Tearlach Resource Limited (Barbados) (“TB”) for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions.  On April 16, 2009, TB changed its name to Peninsula Resources (Barbados) Limited (“PB”).

Peninsula also has a wholly-owned subsidiary, 1543081 Alberta Ltd., a company incorporated under the ABCA on June 17, 2010 for the purposes of the Arrangement.

The head office of Peninsula is located at 2110 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3, telephone: (604) 688-5007, fax (604) 909-4682.  The registered office of Peninsula is located at 1710-1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2L3.

Peninsula is a reporting issuer in the Provinces of British Columbia and Alberta.

For details of the Resulting Issuer’s intercorporate relationships following completion of the Arrangement, see Appendix 3 – “Information Concerning the Resulting Issuer – Intercorporate Relationships”.

GENERAL DEVELOPMENT OF THE BUSINESS OF PENINSULA

Peninsula is a junior resource company engaged in the identification and acquisition of resource properties.

Since incorporation, Peninsula has focused its energies on the acquisition and exploration of mineral properties and on corporate development activities.  Peninsula’s activities are described under “History” below.  Corporate development since incorporation has focused primarily on capital raising activities and exploration of Peninsula’s mineral properties.  Peninsula currently has minimal assets and no source of cash flow.

History

Peninsula was formed on February 22, 1994 under the name “Nugget Resources Ltd.” (“Nugget”).  Nugget’s principal business activity was the exploration for gold and other minerals.  Pursuant to a letter agreement dated June 25, 1993, Nugget acquired from Silver Orchid Pty. Ltd. a 40% interest in certain licences known as Hill End Project in New South Wales, Australia. Nugget’s common shares were listed for trading on the Alberta Stock Exchange in November 1994.

Appendix 1-2

On February 1, 1996, Nugget transferred its legal and equitable interest in the Hill End Project to its wholly-owned subsidiary, Nugget Resources Australia Pty. Ltd. (“Nugget Australia”).  Nugget Australia subsequently increased its interest in the Hill End Project to an 85% interest.

On May 29, 2001, Nugget’s board of directors passed a resolution allowing the directors of Nugget Australia to make Nugget Australia a public company.  This process was completed on July 19, 2001.  On June 26, 2001, the directors of Nugget resolved to accept 15,090,016 shares of Nugget Australia as complete repayment of an inter company debt of $1,699,000 owed to Nugget by Nugget Australia, and to distribute those shares pro rata to the shareholders of Nugget on a one for one basis.  On July 30, 2001, shareholders of Nugget approved the capital reconstruction of Nugget and the distribution of the shares of Nugget Australia.

Nugget Australia became a separate public company and changed its name to “Hill End Gold Limited” (“Hill End”).  Upon completion of the reorganization, Hill End owned title to all of Nugget’s mineral rights and Nugget had no assets and no source of cash flow.  Nugget was subsequently cease traded by the British Columbia Securities Commission (on November 27, 2002) and the Alberta Securities Commission (on December 20, 2002) and delisted from the Exchange.

In 2007, Nugget filed outstanding continuous disclosure documents and both cease trade orders were lifted effective October 18, 2007.  Nugget also applied for reinstatement to trading on NEX.

Pursuant to a resolution passed by the shareholders on December 19, 2007, effective at the opening on May 9, 2008, the name of Nugget was changed to “Peninsula Resources Ltd.”, Peninsula consolidated its capital on a 15 old for 1 new basis, and the common shares of Peninsula commenced trading on NEX under the trading symbol “PNU.H”.  Peninsula has subsequently focussed its efforts on raising working capital and funds for the identification and acquisition of mineral properties.

On May 20, 2008, the Exchange approved a non-brokered private placement of 1,955,000 units at a price of $0.17 per unit.  Each unit was comprised of one Peninsula Share and one warrant exercisable to purchase an additional Peninsula Share at a price of $0.225 for one year.  The private placement was completed in July 2008 for proceeds of $332,350.

In February 2009, Peninsula issued 500,644 Peninsula Shares at a price of $0.225 per share upon the exercise of warrants for total proceeds of $112,645.

On March 13, 2009, Peninsula acquired from Tearlach, a company with directors in common, all of the issued and outstanding share capital of TB for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions.

On April 16, 2009, TB changed its name to “Peninsula Resources (Barbados) Limited”.

In July 2009, Peninsula issued 199,999 Peninsula Shares at a price of $0.225 per share upon the exercise of warrants for total proceeds of $45,000. On July 3, 2009, 1,254,357 warrants expired unexercised.

On April 21, 2010, Peninsula closed a non-brokered private placement of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000.  Each unit consists of one Peninsula Share and one Peninsula Warrant, exercisable at a price of $0.125 for a period of one year.  See “Description of Securities – Peninsula Warrants” below.

Peninsula currently has no source of operating cash flow, no financial resources, and has no assurance that additional funding will be available to it.

Appendix 1-3

Arrangement

In the spring of 2010, Peninsula began informal discussions with Zodiac with a view to a potential business combination between the two companies, which discussions led to Peninsula and Zodiac entering into the Letter Agreement on June 3, 2010.  Effective August 19, 2010, Peninsula, Zodiac and AcquisitionCo entered into the Arrangement Agreement.  See “The Arrangement” in the Circular for details regarding the terms and conditions of the Arrangement.

The Arrangement is subject to the acceptance of the Exchange and other closing conditions customary for transactions of such nature and completion of the Arrangement is scheduled to take place on or before September 30, 2010.  Upon completion of the Arrangement, Zodiac and AcquisitionCo will amalgamate, and AmalCo will become a wholly-owned subsidiary of the Resulting Issuer and the business of Zodiac will be the business of the Resulting Issuer.  See Appendix 3 – “Information Concerning the Resulting Issuer”.

Significant Acquisitions and Dispositions

Except as disclosed above, no other significant acquisitions or significant dispositions have been completed by Peninsula during the last three financial years or are contemplated, with the exception of the Arrangement.

Stated Business Objectives

The principal business carried on and intended to be carried on by Peninsula is the identification, acquisition and exploration of resource properties.  Peninsula does not currently have any interest in any resource properties.

On June 3, 2010, Peninsula entered into the Letter Agreement with Zodiac to acquire, by way of statutory plan of arrangement, 100% of the issued and outstanding shares of Zodiac in exchange for Peninsula Shares on a 1.45 Peninsula Shares for 1.0 Zodiac Share basis.  Effective August 19, 2010, Peninsula and Zodiac entered into the Arrangement Agreement.  Upon completion of the Arrangement, Zodiac and AcquisitionCo will amalgamate, and AmalCo will become a wholly-owned subsidiary of Peninsula.  Peninsula will change its name to “Zodiac Exploration Inc.”, or such other name as Zodiac may determine, continue to the Province of Alberta and the new Resulting Issuer will proceed to carry out the initial work program on Zodiac’s Jaguar Prospect (see Appendix 2 – “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement” and Appendix 3 – “Information Concerning the Resulting Issuer”).  The Resulting Issuer will also continue to assess new oil and gas prospects with a view to acquiring same if the Resulting Issuer concludes they have sufficient geological or economic potential and if the Resulting Issuer has sufficient financial resources to complete such acquisitions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

Selected Annual Financial Information

The following table sets forth selected financial information for Peninsula for the financial years ended June 30, 2007, June 30, 2008 and June 30, 2009 and should be read in conjunction with Peninsula’s audited financial statements and related notes for such periods.

The following information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is expressed in Canadian dollars.

	2009 $	2008 $	2007 $
Total revenue	-	-	-
Loss before tax recoveries	(137,446)	(124,234)	(56,431)
Net loss	(137,446)	(124,234)	(56,431)
Loss per share – basic and diluted	(0.05)	(0.12)	(0.06)
Weighted average shares(1)	2,990,453	1,006,001	1,006,001
Total assets	41,828	10,893	3,395

Note:

(1)

These figures reflect the fifteen to one share consolidation completed on May 9, 2008.

Peninsula’s net loss for the year ended June 30, 2009 was $137,446 (2008: $124,234; 2007: $56,431) resulting in a net loss per share of $0.05 (2008: $0.12; 2007: $0.06).   The large increase in Peninsula’s net loss from 2007 to 2008 is primarily due to an increase in professional fees, transfer agent and listing fees and consulting fees as a result of Peninsula’s efforts to meet the British Columbia and Alberta Securities Commissions’ requirements to revoke their cease trade orders and to reinstate trading on NEX.

The operating and administration expenses for the year ended June 30, 2009 totalled $119,750 compared to $124,234 in 2008 and $56,431 in 2007.  The major expenses for the year ended June 30, 2009 were professional fees of $54,871 (2008: $48,419; 2007: $16,686), management fees of $30,000 (2008: $30,000; 2007: $30,600), consulting fees of $17,475 (2008: $16,270; 2007 $nil) and transfer agent and listing fees of $13,375 (2008: $27,886; 2007: $8,914).

Peninsula has minimal assets and has not generated any revenue.

Summary of Quarterly Results

The following information has been prepared in accordance with Canadian GAAP and is expressed in Canadian dollars.

Quarter	Three Months Ended	Revenues	Profit or (Loss)	Profit or (Loss) per share	General and Administrative
4th	June 30, 09	-	(72,376)	(0.02)	54,680
3rd	March 31, 09	-	(17,603)	(0.01)	17,603
2nd	Dec 31, 08	-	(30,811)	(0.01)	30,811
1st	Sep 30, 08	-	(16,656)	(0.01)	16,656
4th	June 30, 08	-	(42,347)	(0.04)	42,347
3rd	March 31, 08	-	(35,217)	(0.04)	35,217
2nd	Dec 31, 07	-	(32,533)	(0.03)	32,533
1st	Sep 30, 07	-	(14,137)	(0.01)	14,137

Acquisition of Tearlach Resources Limited (Barbados)

On March 13, 2009, Peninsula acquired from Tearlach, a company with directors in common, all of the issued and outstanding share capital of TB for cash consideration of $15,000.  TB was acquired in order to act as a holding company for acquisitions.  Given the costs of setting up a new entity, management determined it was preferable to acquire an existing company.

Peninsula accounted for the acquisition of TB using the guidance provided under related party transactions.  Under this method, Peninsula does not record goodwill, and any gains or losses resulting due to the difference between the assets and liabilities acquired, and the consideration provided, is included in income for the period.  Assets and liabilities of TB have been recorded at their fair values at the date of acquisition.

Reported income of Peninsula includes the results of operations of TB from the date of acquisition.

The allocation of the purchase cost to the assets and liabilities acquired is as follows:

Appendix 1-5

($)
Consideration provided
Cash consideration	15,000
Current liabilities assumed	7,097

Total consideration provided	22,097

Current assets acquired	(4,401)

Loss on acquisition	17,696

Liquidity and Capital Resources

Peninsula has minimal assets and accordingly does not generate cash from operations.  Peninsula finances its operations by raising capital from equity markets from time to time and will continue to do so for the foreseeable future.  There can be no assurance that equity financing will always be available to Peninsula in any amount.

Peninsula’s cash is invested in business bank accounts and short term interest bearing instruments that are available on demand.

In July 2008, Peninsula completed a non-brokered private placement of 1,955,000 units at a price of $0.17 per unit for proceeds of $332,350 less financing costs of $12,917.  Each unit consisted of one Peninsula Share and one warrant exercisable to purchase an additional Peninsula Share at a price of $0.225 for a period of one year.  The securities were subject to a four month hold ending November 4, 2008.  The warrants expired on July 3, 2009.

In February 2009, Peninsula issued 500,644 Peninsula Shares at a price of $0.225 per share upon the exercise of warrants for total proceeds of $112,645.  In July 2009, Peninsula issued 199,999 Peninsula Shares at a price of $0.225 per share upon the exercise of warrants for total proceeds of $45,000.  On July 3, 2009, 1,254,357 warrants expired unexercised.

On April 21, 2010, Peninsula closed a non-brokered private placement of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000.  Each unit consists of one Peninsula Share and one Peninsula Warrant.  Each Peninsula Warrant entitles the holder thereof to purchase one Peninsula Share at a price of $0.125 for a period expiring one year from the date of issuance.  See “Description of Securities – Peninsula Warrants” below.

In July 2009, Peninsula committed to lend $25,000 to a holding company in exchange for a $25,000 unsecured promissory note payable on demand.  The promissory note paid interest at a rate of ten per cent per annum.  Peninsula did not, however, lend the $25,000 and the promissory note was cancelled and the signing parties mutually released from their respective obligations pursuant to the promissory note on December 2, 2009.

As at March 31, 2010, Peninsula had a working capital deficit of $5,922 (unaudited) compared to working capital of $16,727 as at June 30, 2009 (audited) and a working capital deficit of $277,905 as at June 30, 2008 (audited).  Peninsula’s liquidity and capital resources as at March 31, 2010 were as follows:

	March 31, 2010 (unaudited) ($)	June 30, 2009 (audited) ($)
Cash	25,719	34,362
GST recoverable	1,017	1,592
Prepaid expenses	3,411	5,874
Total current assets	30,147	41,828
Payables and accrued liabilities	16,289	22,947
Due to related parties	19,780(1)	2,154(2)
Total current liabilities	36,069	25,101

Notes:

(1)

At March 31, 2010, $14,765 was owed to a director and to companies controlled by the director for management fees and expenses paid on behalf of Peninsula; $2,393 was owed to a director for consulting fees and expenses paid on behalf of Peninsula; and $2,622 was owed to Goldex Resources Corporation, a company with a director in common, for regulatory filing costs paid on Peninsula’s behalf.  See also “Transactions with Related Parties” below.

(2)

At June 30, 2009, $500 was owed to a director and to companies controlled by a director to repay a loan; and $1,654 was owed to Goldex Resources Corporation, a company with a director in common, for regulatory filing costs paid on Peninsula’s behalf.  See also “Transactions with Related Parties” below.

Contractual Commitments

On July 1, 2006, as extended to July 1, 2010, Peninsula entered into an agreement with a company controlled by a director, for management services for $2,500 per month.  Save and except with respect to the Arrangement, Peninsula has no other material contractual commitments.

Off-Balance Sheet Arrangements

Peninsula has no off-balance sheet arrangements.

Transactions with Related Parties

During the year ended June 30, 2009, Peninsula incurred $30,000 (2008: $30,000) in management fees to a company controlled by Charles Ross, a director of Peninsula.  Peninsula repaid loans of $35,147 (2008 received loans of $35,147) to companies controlled by the director and repaid $2,858 (2008 incurred $2,633) to the director for expenses paid on behalf of Peninsula.  At June 30, 2009, $500 was owed to the director and companies controlled by the director.

During the year ended June 30, 2009, Peninsula paid $17,475 for consulting fees to Len Guenther, a director of Peninsula (2008 incurred $16,135 for consulting fees and expenses).  At June 30, 2009, no money was owing to the director.

During the year ended June 30, 2009, Peninsula repaid $13,453 (2008 recorded $13,435) to Goldex Resources Corporation – a company with a director in common – for regulatory filing costs paid on Peninsula’s behalf.  At June 30, 2009, $1,654 was owed to Goldex Resources Corporation.

On February 15, 2008, a holding company purchased a trade payable that Peninsula owed to a third party in the amount of $47,126, for $3,500.  On July 28, 2008, Peninsula paid the face value of $47,126 to the holding company.  The President of the holding company and his spouse then acquired 15% of the shares of Peninsula.  The President of the holding company is related by common directorships in other public companies to a director of Peninsula.

In July 2009, Peninsula committed to lend $25,000 to a holding company in exchange for a $25,000 unsecured promissory note payable on demand.  The promissory note paid interest of ten per cent per annum. The President of the holding company is related by common directorships in another public company to a director of Peninsula.  Peninsula did not, however, lend the $25,000 and the promissory note was cancelled and the signing parties mutually released from their respective obligations pursuant to the promissory note on December 2, 2009.

The related party transactions were in the normal course of business of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.  All amounts due to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

Appendix 1-7

Trends and Business Risk

Peninsula has no revenue or income from operations.  Peninsula has limited resources and has to rely on the sale of equity securities in order to secure the cash required for the identification, acquisition and exploration of resource properties and to fund the administration of Peninsula.

Peninsula has minimal assets and is currently seeking to acquire resource properties worthy of exploration and development.  As such, Peninsula does not expect to generate any revenues from operations in the near future and will be required to continue to rely upon the sales of its equity securities to raise capital.  It follows that there can be no assurance that financing, whether debt or equity, will be available to Peninsula in the amount required at any particular time or for any period and that such financing can be obtained on terms satisfactory to Peninsula.

The continuing operations of Peninsula are dependent upon its ability to obtain the necessary financing to meet its ongoing commitments and to acquire mineral resource properties worthy of exploration.  Even assuming Peninsula successfully identifies and acquires mineral properties, mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive.  There is no assurance that Peninsula’s efforts will be successful.

In addition to the foregoing, Peninsula is exposed to uncertainties related to the closing of the Arrangement including, but not limited to, obtaining the requisite shareholder, regulatory and court approvals.  See “The Arrangement – Conditions to the Arrangement” in the Circular.  Upon completion of the Arrangement, the Resulting Issuer’s success will depend on a number of factors, including inherent risks in the oil and gas industry, market price fluctuations and operating in a foreign country and foreign currencies.  See “Risk Factors” in the Circular.

DESCRIPTION OF SECURITIES

Share Capital

The authorized capital of Peninsula consists of an unlimited number of Class “A” common shares without par value and without special rights or restrictions attached, an unlimited number of Class “B” common shares without par value and without special rights or restrictions attached, and an unlimited number of Class “A” preferred shares without par value, with special rights or restrictions attached.

As of the Record Date, there were 8,661,644 Class “A” common shares, no Class “B” common shares and no Class “A” preferred shares issued and outstanding.

Holders of Peninsula Shares are entitled to vote at all meetings of shareholders of Peninsula, to receive dividends if, as, and when declared by the directors and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of Peninsula.  Distribution in the form of dividends, if any, will be set by the Peninsula Board.  See “Dividend Policy” below for particulars of Peninsula’s dividend policy.

Provisions as to the modification, amendment or variation of the rights attached to the capital of Peninsula are contained in Peninsula’s Articles and the BCBCA.  Generally speaking, substantive changes to the share capital register require the approval of the shareholders by special resolution (at least three-quarters (75%) of the votes cast).

See Appendix 3 – “Information Concerning the Resulting Issuer – Pro Forma Consolidated Capitalization” for details of the pro forma issued and outstanding share capital of the Resulting Issuer after giving effect to the Arrangement.

OPTIONS TO PURCHASE SECURITIES

Stock Option Plan

At present, Peninsula has a “rolling” stock option plan in place for its directors, officers, employees and consultants pursuant to which the aggregate number of common shares reserved for issuance thereunder may not exceed, at the time of grant, in aggregate 10% of the issued and outstanding Peninsula Shares.  In conjunction with the Arrangement, Peninsula has adopted, subject to the approval of Peninsula Shareholders, a new “rolling” stock option plan (the “2010 Stock Option Plan”) which better reflects the current policies of the Exchange and applicable securities legislation, under which all future options will be granted as more particularly described under “Business of the Peninsula Meeting – Adoption of 2010 Stock Option Plan” in the Circular to which this Appendix 1 is attached.

Appendix 1-8

The principal purposes of the 2010 Stock Option Plan are to advance the interests of Peninsula by encouraging the directors, officers, employees and consultants of Peninsula, and of its subsidiaries and affiliates, if any, to acquire Peninsula Shares, thereby increasing their proprietary interest in Peninsula, encouraging them to remain associated with Peninsula and furnishing them with additional incentive in their efforts on behalf of Peninsula in the conduct of its affairs.

Upon completion of the Arrangement, the 2010 Stock Option Plan will become the stock option plan of the Resulting Issuer.

As of the Record Date, Peninsula had no stock options outstanding.

Peninsula Warrants

As of the Record Date, there were 5,000,000 Peninsula Warrants outstanding to purchase up to a total of 5,000,000 Peninsula Shares on of before April 21, 2011 at a price of $0.125 per share.

There are no assurances that the Peninsula Warrants will be exercised in whole or in part.

Save as aforesaid, there are no options, warrants or other rights to acquire Peninsula Shares outstanding.

See Appendix 3 – “Information Concerning the Resulting Issuer – Fully Diluted Share Capital” for details of the options, warrants and other rights to acquire Peninsula Shares that will be outstanding following the Arrangement.

PRIOR SALES

During the 12-month period preceding the date of the Circular, Peninsula issued the following securities:

Date	Type of Transaction	Number and Type of Securities	Price	Proceeds
July 3, 2009	Exercise of warrants	199,999 common shares(1)	$0.225	$45,000
April 21, 2010	Private placement of units (2)	5,000,000 units	$0.10	$500,000

Notes:

(1)

The Peninsula Shares were issued on July 3, 2009 upon the exercise of warrants issued in connection with a private placement in July 2008 of 1,955,000 units.  Each unit consisted of one Peninsula Share and one warrant exercisable to purchase an additional Peninsula Share at a price of $0.225 for a period of one year.

(2)

Each unit consists of one Peninsula Share and one Peninsula Warrant.  Each Peninsula Warrant entitles the holder thereof to purchase an additional Peninsula Share at a price of $0.125 for a period expiring one year from the date of issuance.

Stock Exchange Price

Peninsula Shares trade on NEX under the symbol “PNU.H”.  The closing price of the Peninsula Shares on May 31, 2010, being the last day on which the Peninsula Shares traded prior to the announcement of the proposed Arrangement on June 4, 2010, was $0.35.  Commencing June 4, 2010, trading of the Peninsula Shares on NEX was halted in connection with the proposed Arrangement.  Trading resumed on July 7, 2010.

Appendix 1-9

The following table sets out the high and low closing prices and the volume of trading of the Peninsula Shares for the periods indicated:

Period	High	Low	Volume
August 1 – August 27, 2010	$0.75	$0.60	335,105
July 2010	$0.80	$0.68	271,178
June 2010	No trade	No trade	No trade
May 2010	$0.50	$0.285	630,944
April 2010	$0.40	$0.28	9,100
March 2010	$0.39	$0.125	204,231
February 2010	$0.255	$0.115	44,033
January 2010	$0.26	$0.255	3,666
December 2009	$0.37	$0.255	9,200
November 2009	$0.375	$0.37	6,667
October 2009	No trade	No trade	No trade
July – September 2009	$0.70	$0.50	32,209
April – June 2009	$0.85	$0.30	401,798
January – March 2009	$0.30	$0.125	33,433
October – December 2008	$0.40	$0.155	48,864
July – September 2008	$0.40	$0.38	12,716
May – June 2008	$0.50	$0.225	13,310

ESCROWED SHARES

Peninsula has no securities held in escrow.

See also Appendix 3 – “Information Concerning the Resulting Issuer – Escrowed Securities” for details of the Peninsula Shares to be held in escrow with Olympia Trust Company following completion of the Arrangement.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of Peninsula, as of the Record Date, no person owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of Peninsula.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets out the name and municipality of residence of the directors and officers of Peninsula, the positions and offices presently held with Peninsula, their respective principal occupations within the five preceding years, the month and year in which they were first elected or appointed, and the number of Peninsula Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the Record Date.

Appendix 1-10

Name, Municipality of Residence and Position with Peninsula	Present Principal Occupation(1)	Director Since	Shares Owned(2)
Graham Reveleigh Director and President Earlville, Queensland, Australia	Businessman and director of public companies, including Bounty Oil & Gas, Hill End Gold and Peninsula Resources.	October 1999	Nil
Charles E. Ross(3) Director and CFO Delta, British Columbia, Canada	Businessman and director of a number of public companies, including Goldex Resources, Tearlach Resources, Norzan Enterprises, Tower Energy, Bounty Oil & Gas and Peninsula Resources.	September 25, 2007	135,945
Dieter Schindelhauer(3) Director Vancouver, British Columbia, Canada	Businessman and director of a number of public companies, including Tearlach Resources, Norzan Enterprises and Peninsula Resources.	August 17, 2009	20,050
Len Guenther(3) Director Vancouver, British Columbia, Canada	Independent Consultant and director of Peninsula Resources, Tower Energy and Net Soft Systems.	November 7, 2007	141,350

Notes:

(1)

Includes occupations for preceding five years unless the director was elected at the previous annual meeting and was shown as a nominee for election as a director in the information circular for that meeting.

(2)

Peninsula Shares beneficially owned, or over which control or direction is exercised, directly or indirectly, as at the Record Date, based upon information furnished to Peninsula by the respective individuals, or extracted from the register of shareholdings maintained by Peninsula’s transfer agent or from insider reports filed by the individuals and available through the internet at www.sedi.ca.

(3)

Member of the Audit Committee.

Corporate Cease Trade Orders or Bankruptcies

Save and except as set forth below, to the knowledge of management of Peninsula, none of the current directors or officers of Peninsula are, or have been, within ten years before the date of the Circular, a director or executive officer of any company (including Peninsula) that, while such individual was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Peninsula (then known as “Nugget Resources Inc.”) was subject to cease trade orders made by the Alberta Securities Commission and the British Columbia Securities Commission on December 20, 2002 and November 27, 2002 respectively. Both orders were revoked by the Alberta Securities Commission and by the British Columbia Securities Commission on October 18, 2007.  Graham Reveleigh and Charles E. Ross were directors of Peninsula while Peninsula was the subject of the cease trade orders.

Appendix 1-11

Penalties or Sanctions

Save and except as set forth below, to the knowledge of management of Peninsula, none of the directors or officers of Peninsula are, or have been, subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Charles Ross is a director and officer of CEC, which was the subject of an extensive compliance investigation by the Exchange.  As a result of the investigation, CEC’s shares were halted from trading on January 24, 2003, and suspended from trading on March 20, 2003.  The Exchange required, among other things, that CEC prepare written internal control procedures, and that all directors complete an acceptable corporate governance course, which Mr. Ross did in October 2003.  CEC’s shares were reinstated for trading on February 11, 2004.

Personal Bankruptcy

To the knowledge of management of Peninsula, none of the directors or officers of Peninsula has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Peninsula will be subject in connection with the operations of Peninsula.  In particular, certain of the directors and officers of Peninsula are involved in managerial or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of Peninsula.  Conflicts, if any, are subject to the procedures and remedies available under the BCBCA.  The BCBCA provides that if a director has a material interest in a contract or proposed contract or agreement that is material to Peninsula, the director shall disclose his interest in such contract or agreement and shall refrain from voting or any matter in respect of such contract or agreement, subject to and in accordance with, the BCBCA.

Indebtedness of Directors, Executive Officers and Senior Officers

No person who is or at any time since the commencement of the most recently completed financial year was a director, executive officer or senior officer of Peninsula, and no associate of any of the foregoing persons has been indebted to Peninsula at any time since the commencement of the most recently completed financial year.  No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by Peninsula at any time since the commencement of the most recently completed financial year with respect to any indebtedness of any such person.

Interest of Management and Others in Material Transactions

Other than as disclosed herein, the directors, executive officers and principal shareholders of Peninsula or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which Peninsula has participated within the three year period prior to the Record Date, which has materially affected or will materially affect Peninsula.

EXECUTIVE COMPENSATION

Disclosure

For the purposes of this executive compensation section:

Appendix 1-12

(a)

“CEO” of Peninsula means an individual who acted as Chief Executive Officer of Peninsula, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)

“CFO” of Peninsula means an individual who acted as Chief Financial Officer of Peninsula, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Canadian Institute of Chartered Accountants Handbook;

(d)

“executive officer” of Peninsula means an individual who is the Chairman or Vice-Chairman of the Peninsula Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, or any other individual who is performing a policy-making function in respect of Peninsula;

(e)

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

(f)

“incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan;

(g)

“NEO” or “Named Executive Officer” means each of the following individuals:

(i)

a CEO;

(ii)

a CFO;

(iii)

each of Peninsula's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year; and

(iv)

each individual who would be a NEO under paragraph (iii) but for the fact that the individual was neither an executive officer of Peninsula, nor acting in a similar capacity, at the end of that financial year;

(h)

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

(i)

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, and similar instruments that have option-like features;

(k)

“plan” includes any plan, contract, authorization or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

(l)

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

As at June 30, 2010, the end of the most recently completed financial year of Peninsula, Peninsula had two NEOs, Graham Reveleigh, the President of Peninsula, and Charles E. Ross, the Chief Financial Officer of Peninsula.

Appendix 1-13

Peninsula does not have a formal compensation program.  However, the Peninsula Board meets annually subsequent to the annual general meeting or more frequently as determined by the Peninsula Board to discuss and determine executive compensation, without reference to formal objectives, criteria or analysis.  The general objectives of Peninsula’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) provide compensation that enables Peninsula to attract and retain talent; and (c) ensure that compensation takes into account the constraints that Peninsula is under by virtue of the fact that it is a junior mineral exploration company with minimal assets and no history of earnings.

Currently, compensation for Mr. Ross consists only of base remuneration in the form of a management fee paid to Modaven Capital Corporation (“Modaven”), at 2110 – 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, a company controlled by Mr. Ross (see “Summary Compensation Table” below).  The management fee is used to retain the services of Mr. Ross for the year with the expectation that he will perform his responsibilities to the best of his ability and in the best interests of Peninsula.  The Peninsula Board determines what the management fee for the upcoming year will be, based on the overall performance of Peninsula, the performance of Mr. Ross and general trends in the industry.  The management agreement between Modaven and Peninsula dated July 1, 2006, as extended to July 1, 2010, provides for a management fee of $2,500 per month.  The agreement may be terminated by providing Modaven with one month’s notice or fee in lieu of notice.  The agreement will terminate upon completion of the Arrangement.  Mr. Ross’s fee was determined in consultation with the then constituted Peninsula Board in July 2006.  During that consultation process, Mr. Reveleigh declined to accept any compensation.

While Peninsula has a 10% “rolling” stock option plan,  no options were awarded to the NEOs since the commencement of the most recently completed financial year.  The Peninsula Board was divided as to the prudence of granting options before Peninsula had identified and acquired an appropriate mineral property.

Other than as described above there are no other perquisites provided to the Named Executive Officers.

Both NEOs sit on the Peninsula Board and meet to discuss and determine management compensation on an annual basis or more frequently as determined by the Board.  Peninsula does not use specific benchmark groups in determining compensation or any element of compensation.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for two most recently completed financial years ending June 30, 2009 and June 30, 2010.

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation		Pension value ($)	All other compensa- tion ($)	Total compensa- tion ($)
					Annual incentive plan(2)	Long- term incentive plan(2)
Graham Reveleigh President	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Charles E. Ross CFO	2010 2009	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 30,000	30,000 30,000

Note:

(1)

This amount was paid to Modaven, a private company controlled by Mr. Ross.

Incentive Plan Awards

There were no option-based awards or share-based awards to the Named Executive Officers that were outstanding at the end of the most recently completed financial year.

Appendix 1-14

There were no option-based awards or share-based awards that vested or were earned by the Named Executive Officers during the most recently completed financial year.

There were no option-based awards exercised by the Named Executive Officers during the most recently completed financial year.

There were no option based awards granted to the Named Executive Officers during the most recently completed financial year.

Pension Plan Benefits

Peninsula does not have a pension plan or deferred compensation plan.

Termination and Change of Control Benefits

There are no compensatory plans, contracts or arrangements in place with the Named Executive Officers whereby Peninsula has agreed to provide any compensation to any of the Named Executive Officers in the event of resignation, retirement or other termination, a change of control of Peninsula or a change in responsibilities following a change of control.

Director Compensation

There was no compensation paid to non-executive directors in their capacity as directors of Peninsula for the most recently completed financial year.  For compensation paid to executive directors, see “Summary Compensation Table” and “Incentive Plan Awards” above.

Len Guenther was paid the sum of $18,100 in respect of consulting services provided to Peninsula during the financial year ended June 30, 2010.

Peninsula has no arrangements, standard or otherwise, pursuant to which non-executive directors are compensated by Peninsula for their services in their capacity as directors, or for committee participation, involvement in special assignments or, save as aforesaid, for services as consultants or experts during the financial year ended June 30, 2010 or subsequently up to and including the Record Date.

There were no option-based awards or share-based awards to the non-executive directors that were outstanding at the end of the most recently completed financial year.

There were no option-based awards or share-based awards which vested or were earned by the non-executive directors during the most recently completed financial year.

There were no option-based awards exercised by the non-executive directors during the most recently completed financial year.

There were no option based awards granted to the non-executive directors during the most recently completed financial year.

Management Contracts

Except as described above, management functions of Peninsula are not, to any substantial degree, performed by a person or persons other than the directors or executive officers of Peninsula.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of Peninsula nor any of their associates or affiliates are or have been indebted to Peninsula since the commencement of Peninsula’s most recently completed financial year.

Appendix 1-15

AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires that Peninsula disclose annually in its management information circular certain information concerning the constitution of its Audit Committee and it relationship with its independent auditor.

Peninsula’s Audit Committee consists of Charles E. Ross, Dieter Schindelhauer and Len Guenther.  The Peninsula Board has determined that Dieter Schindelhauer is “independent” within the meaning of sections 1.4 and 1.5 of NI 52-110.  Charles Ross is not independent by virtue of the fact that he is an executive officer, and Len Guenther is not independent by virtue of the fact that he has received consulting fees from Peninsula.  The Peninsula Board has also determined that each member of the Audit Committee is “financially literate” within the meaning of section 1.6 of NI 52-110.

Peninsula is relying on the exemption provided by section 6.1 of NI 52-110 by virtue of the fact that it is a venture issuer.  Section 6.1 exempts Peninsula from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) of NI 52-110.

All members of the Audit Committee have been directors of various other public companies for several years.  In the course of their other directorships, each member of the Audit Committee has gained the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Peninsula’s financial statements.

The Audit Committee’s Charter

Role and Membership

The Audit Committee shall be a committee to the Peninsula Board.

The Audit Committee shall consist of not fewer than three (3) such directors, one of whom shall be the Chairman of the Audit Committee.  Subject to the requirements of applicable law, a majority of the members of the Audit Committee shall be "independent" (as such term is used in NI 52-110) who are outside directors, independent of management and free of any relationship which would interfere or appear to interfere with the exercise of independent judgment as Audit Committee members.  For clarity, a majority of the members of the Audit Committee may not, other than in their capacity as a member of the Audit Committee, the Peninsula Board or any other Peninsula Board committee, accept any consulting, advisory or other compensatory fee from Peninsula, and may not be an affiliated person of Peninsula or any subsidiary thereof, unless otherwise approved by a majority of the Peninsula Board.  Subject to the requirements of applicable law, a majority of the members shall be financially literate, as defined in NI 52-110, being able to read and understand financial statements that present a level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Peninsula's financial statements.

One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise.  The Audit Committee composition, including the qualifications of its members, shall comply with the applicable requirements of any stock exchange on which Peninsula may list its securities and of securities regulatory authorities, as such requirements may be amended from time to time.

The Chairman of the Audit Committee and its members shall be elected annually by the Peninsula Board following recommendation of the Governance Committee and the Chairman of the Peninsula Board.

A majority of members of the Audit Committee shall constitute a quorum.

Authority

The Audit Committee has the authority to:

Appendix 1-16

(a)

Engage independent counsel and other advisors as it determines necessary to carry out its responsibilities.

(b)

Set and pay the compensation for any advisors employed by the Audit Committee.

(c)

Communicate directly with the external and internal auditors.

(d)

Communicate directly with the management and staff as and when the Audit Committee deems appropriate.

(e)

Determine or direct the training and or professional development of Audit Committee members.

(f)

To conduct or authorize investigations into any matters within the scope of the Audit Committee's responsibilities, with full access to all books, records, facilities and personnel of Peninsula, its auditors and its legal advisors.

Mandate and Responsibilities

The Audit Committee will work closely and cooperatively with such officers and employees of Peninsula, its auditors, and/or other appropriate advisors and with access to such information as the Audit Committee considers being necessary or advisable in order to perform its duties and responsibilities, as assigned by the Peninsula Board, in the following areas:

Review of Audited Financial Statements

(a)

Review the annual and interim financial statements and MD&A, as applicable, prior to distribution to shareholders and make specific recommendations to the Board of Directors. As part of this process the Audit Committee should:

(b)

Review the content of the MD&A and/or report to shareholders in the context of prevailing and proposed legislation.

(c)

Review the appropriateness of any changes to the underlying accounting principles and practices.

(d)

Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting principles.

(e)

Review business risks, uncertainties, commitments and contingent liabilities.

Engagement of External Auditors

The Audit Committee shall recommend to the Peninsula Board the appointment of the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions. The external auditors shall report directly to the Audit Committee.

The Audit Committee shall review and approve the engagement letter.  As part of this review the Audit Committee reviews and recommends to the Peninsula Board for their approval the auditor's fees for the annual audit. The Audit Committee is responsible for the oversight of the work of Peninsula’s auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Audit Committee.

The Audit Committee shall receive a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and Peninsula that may impact the objectivity and independence of the auditor. The Audit Committee shall review annually with the Peninsula Board the independence of the external auditors and either confirm to the Peninsula Board that the external auditors are independent or recommend that the Peninsula Board take appropriate action to satisfy itself of the external auditor's independence.

Appendix 1-17

The Audit Committee will take reasonable steps to confirm the independence of the independent auditor, which shall include:

(a)

ensuring receipt from the independent auditor of the written statement referred to above; and

(b)

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor.

The Audit Committee shall review and pre-approve all non-audit services to be provided to Peninsula by its external auditors.

Review and Discussion with External Auditors

The Audit Committee shall review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

The Audit Committee shall request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.

The Audit Committee shall make specific inquiry of the external auditors relating to:

(a)

Performance of management involved in the preparation of financial statements.

(b)

Any restrictions on the scope of audit work.

(c)

The level of cooperation received in the performance audit.

(d)

The effectiveness of the work of internal audit.

(e)

Any unresolved material differences of opinion or disputes between management and the external auditors.

(f)

Any transactions or activities which may be illegal or unethical.

(g)

Independence of the external auditor including the nature and fees of non-audit services performed by external audit firms and its affiliates.

The Audit Committee shall resolve disagreements between management and the external auditors regarding financial reporting.

Review and Discussion with Management

The Audit Committee shall review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities.

The Audit Committee shall review with management the annual performance of the external and internal audit.

Review of Other Documents

The Audit Committee shall ensure all material documents relating to the financial performance, financial position or analysis thereon are reviewed by the Audit Committee or another appropriate committee, as designated by the Peninsula Board. Such documents would include, but not be limited to, interim financial statements, and the annual meeting materials.  The Audit Committee may designate the responsibility for review to any two members of the Audit Committee. The Audit Committee shall review and monitor practices and procedures adopted by Peninsula assure compliance with applicable laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Peninsula Board.

Appendix 1-18

The Audit Committee shall review significant changes in the accounting principles to be observed in the preparation of the accounts of Peninsula or in their application, and in financial disclosure presentation.

The Audit Committee shall prepare or review such reports as may be required by any applicable securities regulatory authority to be included in Peninsula's information circular or any other disclosure document of Peninsula.

Other Responsibilities

The Peninsula Board may from time to time refer to the Audit Committee such matters relating to the financial affairs of Peninsula as the Peninsula Board may deem appropriate.

The Audit Committee must review and approve Peninsula’s hiring policies regarding employees and former employees of the present and former auditors of Peninsula.

Meetings

The Audit Committee shall meet at such times as deemed necessary by the Peninsula Board or the Audit Committee.

Handling of Complaints

The Audit Committee shall maintain procedures for the receipt, retention and treatment of complaints received by Peninsula regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of Peninsula of concerns regarding questionable accounting or auditing matters. These procedures for the receipt, retention and treatment of complaints shall be set out in a separate "whistleblower" policy.

Annual Review

The Audit Committee shall review and assess the adequacy of its mandate annually, report to the Peninsula Board thereon and recommend any proposed changes to the Peninsula Board for approval. The Audit Committee shall also perform an annual evaluation of the performance of the Audit Committee and shall report the results of the evaluation to the Chairman of the Governance Committee of Peninsula’s Board.

External Auditor Service Fees

The fees paid by Peninsula to its auditor in each of the last three financial years, by category, are as follows:

Financial Year ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
June 30, 2010	$12,000(1)	$7,500(1)	Nil(1)	Nil(1)
June 30, 2009	$10,000	Nil	Nil	Nil
June 30, 2008	$10,000	Nil	Nil	Nil

Note:

(1)

Estimated.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to all public companies.  Peninsula has reviewed it own corporate governance practices in light of these guidelines.  In certain cases, Peninsula’s practices comply with the guidelines, however, the Peninsula Board considers that some of the guidelines are not suitable for Peninsula at its current stage of development and therefore some of the guidelines have not been adopted.

Appendix 1-19

Pursuant to National Instrument 58-101 –  Disclosure of Corporate Governance Practices, Peninsula is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Peninsula Board is responsible for the general supervision of the management of Peninsula’s business and affairs with the objective of enhancing shareholder value.

The Peninsula Board has concluded that its small size allows it to effectively conduct the majority of Peninsula’s business at the full board level, rather than through delegation to several single purpose Peninsula Board committees, except, and in compliance with regulatory requirements, for its delegation of certain responsibilities to the Audit Committee.

The Peninsula Board is currently comprised of four directors of whom two, Dieter Schindelhauer and Len Guenther, are independent within the meaning of section 1.4 of NI 52-110.  Charles E. Ross is not independent by virtue of the fact that he is Chief Financial Officer of Peninsula and Graham Reveleigh is not independent by virtue of the fact that he is President of Peninsula.

Peninsula’s size is such that all of Peninsula’s operations are conducted by a small management team which is also represented on the Peninsula Board.  The Peninsula Board considers that management is effectively supervised by the independent directors on an informal basis as the independent directors have regular and full access to management.

Directorships

Please refer to the section on “Directors and Executive Officers” above, which discloses the directorships in other issuers.

Orientation and Continuing Education

Peninsula has an orientation program for new directors. New directors receive an orientation package which includes reports on operations and results, and public disclosure filings by Peninsula.  New directors also meet with, and are briefed by, senior management.

With respect to providing continuing education for Peninsula’s directors, the Peninsula Board ensures that all directors are kept apprised of changes in Peninsula’s operations and business, any changes in the regulatory environment affecting Peninsula’s business, and changes in their roles as directors of a public company.

Ethical Business Conduct

The Peninsula Board has not adopted a written code of business conduct and ethics but encourages and promotes a culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations; by providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; by promoting a culture of open communication, honesty and accountability; and by ensuring awareness of disciplinary action for violations of ethical business conduct.

To ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, the Peninsula Board has approved a policy requiring directors to act in the interest of Peninsula at all times.  If a director or member of the director’s family has or may have a conflict, the director is required to disclose such conflict and either eliminate the conflict or abstain from participation in any discussion or decision-making process in relation to the subject matter of the conflict.

Appendix 1-20

Nomination of Directors

The Peninsula Board as a whole is responsible for identifying and recommending new nominees to the Peninsula Board.  The process by which the Peninsula Board identifies new candidates is through recommendations from Peninsula Board members based on corporate law and regulatory requirements as well as relevant education and experience related to Peninsula’s business.

Compensation

The Peninsula Board’s mandate includes reviewing and approving appropriate practices for determining and establishing compensation for the directors of Peninsula to ensure it reflects the responsibilities and risks of being a director of a public company.  The Peninsula Board conducts reviews with regard to director and executive officer compensation once a year.

Assessments

The Peninsula Board, its Audit Committee and the individual directors are assessed on an annual basis as to their effectiveness and contributions.  All directors and Audit Committee members are free to make suggestions for improvement of the practice of the Peninsula Board and its Audit Committee at any time and are encouraged to do so.

Committees

There are no committees of the Peninsula Board other than the Audit Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which Peninsula has in place is the Peninsula Stock Option Plan, which was last re-approved by Peninsula Shareholders on January 19, 2010.   The Peninsula Stock Option Plan has been established to attract and retain employees, consultants, officers and directors of Peninsula and to motivate them to advance the interests of Peninsula by affording them with the opportunity to acquire an equity interest in Peninsula.  The Peninsula Stock Option Plan is administered by the Peninsula Board and provides that the number of Peninsula Shares issuable under the Peninsula Stock Option Plan may not exceed 10% of Peninsula’s outstanding shares from time to time.

The following table sets out, as at the end of Peninsula’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all shareholders) granted by Peninsula under its equity compensation plans.

Equity Compensation Plan Information as at June 30, 2010

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans
Equity compensation plans approved by shareholders	Nil	N/A	866,164
Equity compensation plans not approved by shareholders	Nil	N/A	N/A
Total	Nil	N/A	866,164

Appendix 1-21

DIVIDEND POLICY

Peninsula has not declared or paid any dividends on the Peninsula Shares since its incorporation and will not pay any prior to the completion of the Arrangement.  See Appendix 3 – “Information Concerning the Resulting Issuer – Dividend Policy” regarding the dividend policy of the Resulting Issuer upon completion of the Arrangement.

PROMOTERS

Other than its directors and officers, there is no person who is or who has been within the two years immediately preceding the Record Date, a Promoter of Peninsula.

NON-ARM’S LENGTH PARTY TRANSACTIONS/ARM’S LENGTH TRANSACTIONS

Non-Arm’s Length Party Transactions

Save as otherwise disclosed in the Circular, Peninsula has not entered into any non-arm’s length transactions with any director or officer of Peninsula, any principal shareholder of Peninsula as disclosed herein, or an associate or affiliate of such Persons within the 24 months prior to the Record Date.

Arm’s Length Transactions

The proposed Arrangement is an arm’s length transaction as such term is contemplated under applicable securities legislation.

LEGAL PROCEEDINGS

Peninsula is not a party to any legal proceedings currently material to it and no such proceedings are known by Peninsula to be contemplated or pending.

AUDITOR, TRANSFER AGENT AND REGISTRAR

Auditor

The auditor of Peninsula is STS Partners LLP, Chartered Accountants, of 543 Granville Street, Vancouver, British Columbia, V6C 1X8.  STS Partners LLP has been Peninsula’s auditors since August 10, 2007.

Transfer Agent and Registrar

The registrar and transfer agent of the Peninsula Shares is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts of Peninsula that are outstanding as at the date of the Circular:

1.

Arrangement Agreement dated August 19, 2010 among Peninsula, Zodiac and AcquisitionCo with respect to the Arrangement.  See “The Arrangement” in the Circular.

The material contracts described above may be inspected at the offices of Peninsula at 2110-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 during normal business hours prior to the date of the Peninsula Meeting and for a period of 30 days thereafter.

ADDITIONAL INFORMATION

Additional information relating to Peninsula may be found on SEDAR at www.sedar.com

Peninsula Shareholders may contact Peninsula at 2110-1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3 to request copies of Peninsula’s financial statements and MD&A.  Financial information is provided in Peninsula’s comparative financial statements and MD&A for its most recently completed financial year which are available on www.sedar.com.

Appendix 2

Information Concerning Zodiac Exploration Corp.

Prior to Arrangement

Appendix 2-1

INFORMATION CONCERNING ZODIAC EXPLORATION CORP. PRIOR TO THE ARRANGEMENT

Capitalized terms used herein but not otherwise defined shall have the meaning ascribed thereto in the “Glossary of Terms” in the Circular.

INTRODUCTION

This Appendix 2 contains certain information on Zodiac before the completion of the Arrangement and reflects the current business, financial and share position of Zodiac.  See Appendix 3 – “Information Concerning the Resulting Issuer” for pro forma business, financial and share capital following the completion of the Arrangement.   Certain capitalized terms used in this Appendix 2 without definition, unless otherwise referenced to definitions in another document, have the meanings ascribed to them in the “Glossary of Terms” of the Circular to which this Appendix 2 is attached.

All dollar ($) amounts stated in this Appendix 2 refer to Canadian dollars, unless otherwise indicated.

GENERAL

Zodiac Exploration Corp.

Zodiac was incorporated by a Certificate of Incorporation issued pursuant to the ABCA on June 12, 2008.  The head office of Zodiac is located at 400, 1324-17th Avenue S.W., Calgary, Alberta, T2T 5S8 and the registered office of Zodiac is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

On May 4, 2009, Zodiac formed Zodiac USA Corp. (“Zodiac USA”), a wholly-owned subsidiary of Zodiac.  Zodiac USA was incorporated under the laws of the state of Nevada. Zodiac USA simultaneously established Zodiac Kentucky LLC (“Zodiac Kentucky”), and on June 18, 2009, established Zodiac Energy LLC (“Zodiac Energy”).  Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, wholly owned by Zodiac USA to act as operating companies.  In December of 2009, Zodiac disposed of all of its assets in Kentucky.

DESCRIPTION OF THE BUSINESS

General Development of the Business

Zodiac was incorporated on June 12, 2008 and commenced operations shortly thereafter.  Zodiac’s principal business activity is petroleum and natural gas exploration, development and production in the state of California and to a lesser extent in the Province of Nova Scotia.

Zodiac’s main focus in 2009 was the acquisition and subsequent evaluating of the exploration prospect on its lands in the San Joaquin Basin in California.  As of July 1, 2010, Zodiac had accumulated a position of approximately 80,000 gross acres (50,000 net acres) of land in the San Joaquin Basin.   The primary prospect on these lands is the Jaguar Prospect, which is characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Vaqueros and Whepley formations.  In addition to the Jaguar Prospect, Zodiac also has an option (the “Option”) to drill an additional test well to test the Burbank formation, which is referred to as the Hawk Prospect.  These lands have been accumulated through direct acquisitions as well as farmin and pooling agreements.  A significant portion of these lands (approximately 24,521 gross / 19,616 net acres) require Zodiac to shoot a 3D seismic program (completed in the fall of 2009) and drill two test wells (one on each of the Jaguar and Hawk Prospects) in order to earn the acreage.  Zodiac intends to spud the Jaguar Prospect test well in the third quarter of 2010 and has until May 31, 2013 to spud a test well on the Hawk Prospect.  Management believes that this acreage position contains a major accumulation of light oil which can be produced through the use of established oilfield drilling, completion and production methodologies.

Appendix 2-2

The following map of California shows the general location of Zodiac’s petroleum and natural gas properties:

Recently Zodiac, through a wholly owned subsidiary, entered into a joint development agreement with a major California based operator and producer to develop their respective contributed properties within a 68 square mile area of mutual interest.   This area of mutual interest incorporates the area in which Zodiac shot a 52 square mile 3D seismic program in the fall of 2009 and is the same area where Zodiac, as operator, will execute its initial work program.

On June 4, 2010, Zodiac entered into a letter of intent with Peninsula, an Exchange listed company, that sets out the basic terms and conditions pursuant to which it was intended that Zodiac and Peninsula would complete a business combination. On August 19, 2010, Zodiac, Peninsula and AcquisitionCo entered into the Arrangement Agreement for the purpose of carrying out the Arrangement and consummating a merger.  Pursuant to the Arrangement Agreement, AcquisitionCo and Zodiac will amalgamate in accordance with Section 193 of the ABCA. The Arrangement Agreement contains covenants, conditions and termination provisions by which the parties to the Arrangement Agreement are bound.  The parties to the Arrangement Agreement have also made certain representations and warranties to each other and have agreed to certain other terms and conditions which are standard in a transaction of the nature embodied by the Arrangement. In addition, the Arrangement Agreement provides that it may be amended by the parties.  See “The Arrangement” in the Circular.

Appendix 2-3

On June 24, 2010 Zodiac engaged Canaccord Genuity Corp. and Raymond James Ltd. as co-lead agents in connection with the Zodiac Financing.  The Zodiac Financing consists of a best-efforts brokered private placement of Zodiac Subscription Receipts at a price of $0.51 per Zodiac Subscription Receipt for aggregate gross proceeds of up to $40,000,000, which is intended to be completed on or about September 2, 2010.  The agents have been granted an Over-Allotment Option to increase the size of the Zodiac Financing by up to $10,000,000, exercisable at any time prior to closing of the Zodiac Financing.  Each Zodiac Subscription Receipt will entitle the holder to receive one Zodiac Class “A” Share without payment of any additional consideration, on satisfaction of certain conditions.  At the Effective Time, each Zodiac Class “A” Share will be exchanged for the Zodiac Class “A” Share Consideration.  After giving effect to the exchange of Zodiac Class “A” Shares for Peninsula Shares, the effective price of the financing will be $0.35 per Peninsula Share.

Significant Acquisitions and Dispositions

Zodiac acquired certain oil and gas leases and options to lease oil and gas mineral rights located in the San Joaquin Basin of south central California from Bayswater Exploration & Production, LLC (“Bayswater”) on June 8, 2009 (the “California Transaction”).  The California Transaction was completed at arm’s length. The purchase price paid for the California Transaction was US$2,500,000 cash plus 2,000,000 Zodiac Shares.  The purchase price was funded from Zodiac’s working capital.  See also “Prior Sales”.

In addition to the purchase price for the California Transaction, Zodiac entered into a farmout and option agreement (the “Farmout Agreement”) effective May 27, 2009, whereby Zodiac agreed to pay 100% of the costs to acquire, process and interpret 3D seismic data over a portion of the lands (the “Farmin Lands”) and to also pay 100% of the costs to drill an initial well (the “Initial Well”) to test the Vaqueros formation.  In return Zodiac will earn an approximate average working interest of 80% in approximately 19,689 gross acres of mineral interests in the San Joaquin Basin.  The targeted formation on these lands is the Vaqueros formation, which is characterized as a resource play known as the Jaguar Prospect.  Zodiac has completed the acquisition and processing of the seismic data and interpretation of the data is on-going.  Zodiac currently estimates that the cost of drilling the Initial Well to test the Vaqueros formation will be approximately US$7,500,000. The cost estimate of the Initial Well is subject to changes in design and plan and changes in the market prices for materials and services.  In order to comply with the Farmout Agreement and to earn the lands acquired in the California Transaction, Zodiac will need to spud the Initial Well by January 1, 2011.

In addition to the Jaguar Prospect and the lands associated with the Jaguar Prospect, Zodiac also has the Option to drill an additional test well (the “Option Well”) to test the Burbank formation, which is known as the Hawk Prospect.  Zodiac would be required to spud the Option Well prior to May 31, 2013 and pay 100% of the costs.  At this time Zodiac has not performed a detailed evaluation of the costs of testing this formation.  If drilled, Zodiac would earn 3,865 net acres on the Hawk Prospect.

Subsequent to the initial Farmout Agreement and up to and including December 31, 2009, Zodiac had acquired, through multiple transactions, an additional 7,846 net acres on the two prospect areas.  All of the lands, including the lands subject to the Farmout Agreement and the additional lands, are freehold lands which will require royalty payments on production which generally average 20% of production.  The Farmin Lands will be subject to a gross overriding royalty payable to Bayswater at rates of 2.5% before payout and 4.0% after payout.

On May 24, 2010, Zodiac and its partner Bayswater entered into a pooling agreement (the “Pooling Agreement”) with Vintage Production California LLC (wholly owned subsidiary of Occidental Petroleum Corp.) whereby the three parties to the Pooling Agreement would contribute their oil and gas leasehold interests in a defined area to a pool and the parties would share costs and production on a pooled basis.  The pooled area is approximately 68 sections and includes the entire area covered by the 3D seismic shoot conducted by Zodiac in the fall of 2009.  The Pooling Agreement does not result in any changes in net acreage held and Zodiac will continue as the operator of the project.

Appendix 2-4

GEOLOGICAL ASSESSMENT AND RESOURCE ASSESSMENT AND ECONOMIC EVALUATION

Geological Assessment

Zodiac engaged Sproule in January 2010 to prepare a technical review of Zodiac’s petroleum and natural gas (P&NG) holdings and exploration prospects in the San Joaquin Basin, California.  Sproule completed and delivered a report entitled “Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California, USA (as of December 31, 2009)” (the “Geological Report”) to Zodiac.  The report is based on well production history, as well as interpreted technical data including geological maps, well logs and cross-sections, engineering materials and other information supplied by Zodiac, published information and knowledge of Sproule of oil and gas exploration, development and production in the general area of California.  Sproule concluded that, based upon their review and analysis, it was their opinion that the prospects represented medium risk oil prospects and that the proposed exploration and development program constituted a reasonable and prudent approach to the exploration and possible development of those lands.

Resource Assessment and Economic Evaluation

Upon completion of the Geological Report, Sproule was further engaged to perform a resource assessment and economic evaluation of Zodiac’s holdings in the San Joaquin Basin, California.  Sproule completed and delivered a report entitled “Evaluation of the Jaguar Prospect, San Joaquin Basin, California (as of June 1, 2010) for Zodiac Exploration Corp.” (the “Resource Report”).  The following is a summary of Sproule’s assessment of the Total Petroleum Initially-In Place (“TPIIP”):

Total Petroleum Initially-in-Place Assessment Jaguar Prospect San Joaquin Basin, California
	Total Petroleum Initially in Place (MMbbl)
	Low Estimate	Best Estimate	High Estimate
Whepley	40	133	318
Allison	205	539	994
Upper Vaqueros	634	1,790	3,374
Lower Vaqueros	508	1,430	2,785
Statistical Aggregation	2,476	4,081	6,212

TPIIP is defined by COGEH and SPE-PRMS as that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).

All estimates of future revenues made by Sproule in the Resource Report are stated after the deduction of royalties, and capital and operating costs, but before consideration of income taxes and indirect costs such as administrative, overhead and miscellaneous expenses.  It should not be assumed that the estimates of the present value of future net revenues presented in the following tables represent the fair market value of the resources.  There can be no assurance that the price and cost assumptions contained in the Resource Report will be consistent with actual prices and costs and variances could be material.  Other assumptions and qualifications relating to costs and other matters are included in the Resource Report and summarized in the notes to the following tables.  The recovery and resource estimates described herein are estimates only.  The actual resources may be greater or less than those calculated and differences may be material.  For more information on the risks involved, see “Risk Factors” in the Circular.

Appendix 2-5

No proved, probable or possible reserves have been assigned to these lands at this time and they have been assessed as an unproved property containing contingent and prospective resources.

Using the before-tax net present value at a discount rate of 10%/year, the evaluation of the Jaguar Prospect is summarized in the following table.

Evaluation Summary, Jaguar Prospect San Joaquin Basin, California as of June 1, 2010
Reserves / Resources Category	Parameter	Low Estimate (P90)	Best Estimate (P50)	High Estimate (P10)
Reserves		zero	zero	zero
Contingent Resources	technology	verticals	verticals	horizontals
	recoverable oil (MMbbl)	zero	zero	10.82
	NPV10BT (US$MM)	zero	zero	249.1
Prospective Resources	technology	verticals	verticals	horizontals
	chance of success	20%	20%	80%
	recoverable oil (MMbbl)	0.20	1.08	56.56
	NPV10BT (US$MM)	zero	zero	561.51

Notes:

(1)

These values reflect an average 80% working interest in the prospect lands, subject to a 2.5% GORR before payout and a 4% GORR after payout.

(2)

The Farmin Lands, which are approximately 57% of the entire Jaguar Prospect acreage position, will be earned upon the drilling of the test well, which is planned for Q3/2010.

(3)

No economics were run on the low and best estimate cases; they were deemed to be uneconomic based on the anticipated recoverable volumes and well costs.

(4)

NPV10BT = net present value calculated before tax, discounted at 10%/year.

(5)

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters or a lack of markets.  There is no certainty that it will be commercially viable to produce any portion of the contingent resources.

(6)

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. There is no certainty that any portion of the prospective resources will be discovered and, if discovered, there is no certainty that it will be commercially viable to produce any portion of those resources.

(7)

“High Estimate (P10)” means an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate.

(8)

“Best Estimate (P50)” means the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.

(9)

“Low Estimate (P90)” means a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.

(10)

The above estimates of TPIIP and recoverable oil resources do not include an estimate of the solution gas which is expected to be produced in varying amounts contemporaneous with the oil production, however, the NPV10BT figures do include revenues from the expected solution gas production.

Appendix 2-6

The low and best estimate contingent and prospective resource cases were derived using historical vertical well technology because horizontal wells have not yet been tested in the prospective reservoirs.  The high case estimates were derived based on Zodiac’s proposed use of horizontal well and multi-frac technologies which have been proven effective in low permeability oil and gas reservoirs in numerous North American basins

Significant Factors or Uncertainties

Zodiac believes that the main area of uncertainty will ultimately be production rate.  In addition, Zodiac expects that there will be a normal learning curve to commercializing the Jaguar Prospect, in that, over time, the method to develop the play in the most economic fashion will emerge through drilling, completions and operating experience.

Sproule conducted an independent technical review of the Jaguar Prospect and other associated conventional prospects and concluded that the prospects represent medium risk oil prospects and that Zodiac’s proposed exploration and development program constituted a reasonable and prudent approach to the exploration and possible development of these lands.

In evaluating the Jaguar Prospect, Sproule took into account all known available pertinent factors, such as geological structures, prospective zones, historical drilling and production results, terrain, accessibility, access to infrastructure and markets, risks and economics of exploration, development and production.

Exploration and Development Costs

Zodiac expects that such funds will be obtained from internally-generated cash flow and equity financing.

Oil and Gas Properties

Properties with No Attributed Reserves

The following is a description of the San Joaquin Basin including the Jaguar Prospect, being Zodiac’s principal property.

Zodiac’s focus area is in the San Joaquin Basin in California where, as at July 1, 2010, it held an interest in approximately 80,000 gross acres (50,000 net acres) of mineral rights.  The general area is oil prone and historic oil and gas production in the surrounding area exceeds 2.5 billion barrels of oil and 4.5 Tcf of natural gas.  This area is characterized as a complex hydrocarbon province with production having been established from multiple horizons.  Zodiac has identified a multi-zone unconventional oil prospect, the Jaguar Prospect, which is mapped over an area of approximately 90,000 acres.  Commercial production from the target formations, the Vaqueros and Whepley, was established in the 1970s and early 1980s with over 500,000 barrels having been produced from seven production wells.  The historical records of these wells have been analyzed in extensive detail by Zodiac.

The following table sets forth information respecting Zodiac’s undeveloped lands as at December 31, 2009:

Summary of Unproved Properties, San Joaquin Basin, California, As of December 31, 2009
Area	Lands under Lease		Lands under Option		Total Lands
	Gross Acres	Net(1) Acres	Gross Acres	Net(1) Acres	Gross Acres	Net(1) Acres
San Joaquin Basin
Farmin Lands(2)
Jaguar Prospect	15,260	12,208	4,429	3,543	19,689	15,751
Option Lands(3)
Hawk Prospect	1,299	1,039	3,533	2,826	4,832	3,865
Total	16,559	13,247	7,962	6,370	24,521	19,617
New Leases(4)	10,577	7,846			10,577	7,846
Total Acreage(5)	27,136	21,093	7,962	6,370	35,098	27,463

Notes:

(1)

The net acres reflect Zodiac’s after earned interest of 80% pursuant to the Farmout Agreement and the Option (see notes 2 and 3 below).

(2)

The Farmin Lands are the leased and optioned lands in which Zodiac will earn an 80% after-payout working interest by completing the seismic program and drilling the Initial Well on the Jaguar Prospect lands by January 1, 2011.  Zodiac has shot the seismic and will spud the Initial Well by January 1, 2011.

(3)

The Option Lands are the leased and optioned lands in which Zodiac will earn an 80% after-payout working interest by spudding the Option well on the Hawk Prospect lands by May 31, 2013.

(4)

New Leases include lands added in conjunction with lease acquisition and pooling agreements with two major leaseholders and through various individual lease acquisition, with working interests ranging from approximately 64% to 80%.

(5)

Numbers may not add due to rounding.

Forward Contracts

As of June 1, 2010, Zodiac was not party to any forward sale contracts.

Additional Information Concerning Abandonment and Restoration Costs

Zodiac estimates the costs associated with abandonment and reclamation for surface leases, wells and facilities based on previous experience. Zodiac has estimated that its future abandonment and reclamation costs will be approximately $400,000 net of any salvage value.   Zodiac’s current abandonment and reclamation liability is related to five wells in which it holds an approximate 13% working interest, in the Windsor Basin in Nova Scotia.  These wells are not currently producing but have not been abandoned pending further analysis.

Tax Horizon

Zodiac was not required to pay income taxes during the year ended December 31, 2009.  Using the after tax economic forecasts prepared by Sproule, Zodiac predicts that income taxes will be payable by Zodiac in 2012.  However, based on a strategy of re-investing fully all internally generated cash flow in an exploration and development program, Zodiac expects the present value of actual tax costs to be lower than predicted in the Resource Report.  Zodiac estimates that income taxes may become payable in 2013, depending on commodity prices, production levels and capital spending.

Costs Incurred

The following table summarizes certain expenditures for Zodiac from June 12, 2008 (inception) up to March 31, 2010.  All costs were incurred in California and Kentucky, USA and Nova Scotia, Canada:

	Canada	USA	Total
Property and equipment	$9,500,741	$6,817,944	$16,318,685

Appendix 2-8

Exploration and Development Activities

Zodiac participated in the drilling of one well in Kentucky during the year ended December 31, 2009.  The interests in that well were disposed of in December 2009.   Zodiac intends to drill at least one well in the San Joaquin Basin in California in 2010.

SELECTED FINANCIAL INFORMATION

The following table sets out selected financial information obtained from the consolidated audited financial statements for Zodiac, as at and for the financial years ended December 31, 2009 and December 31, 2008 as well as the unaudited consolidated information for the quarter ended March 31, 2010.  Such data has been derived from the financial statements of Zodiac and should be read in conjunction with Zodiac’s historical financial statements in Schedule “H” to the Circular and with the information under the heading “Management’s Discussion and Analysis” below.

Category	As at March 31, 2010 and for the quarter ended March 31, 2010 ($)	As at December 31, 2009 and for the year ended December 31, 2009 ($)	As at December 31, 2008 and for the period ended December 31, 2008(1) ($)
Assets	27,496,044	17,201,999	17,147,522
Liabilities	714,443	840,088	77,726
Working Capital	10,623,082	824,430	9,516,275
Shareholders’ Equity	29,332,814	18,390,364	17,332,231
Deficit	2,551,213	2,028,453	262,435
Revenue	424	21,103	133,384
Loss Before Income Taxes	522,760	1,766,018	262,435
Net Loss	522,760	1,766,018	262,435

Note:

(1)

This financial period commences on the date of incorporation of Zodiac on June 12, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management discussion and analysis for the financial years ended December 31, 2009 and December 31, 2008 and for the interim period ended March 31, 2010 is attached to this Appendix 2 as Exhibit A.

DESCRIPTION OF SHARE CAPITAL

Zodiac is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, of which, there are 114,855,845 Zodiac Shares issued and outstanding as at August 27, 2010.  There are no preferred shares issued and outstanding.

The holders of the Zodiac Shares are entitled to receive notice of and to attend any meeting of Zodiac Shareholders and are entitled to one vote for each Zodiac Share held.  The holders of the Zodiac Shares are entitled to receive dividends, if, as and when declared by the Zodiac Board.

MARKET FOR SECURITIES

The Zodiac Shares are not listed or traded on any exchange.

Appendix 2-9

CONSOLIDATED CAPITALIZATION

Other than as set forth in the table below, there has been no material change in the consolidated capitalization of Zodiac since December 31, 2009:

Type of Debt or Designation of Security	Amount Authorized	Amount Outstanding as of March 31, 2010	Amount Outstanding as of August 27, 2010
Common Shares	Unlimited	96,599,311(1) $23,092,629(3)	114,855,845(2) $27,981,306
Preferred Shares	Unlimited	Nil	Nil
Long Term Debt(4)	N/A	Nil	Nil

Notes:

(1)

Does not include 31,500,000 Zodiac Shares issuable upon exercise of Zodiac Warrants outstanding with an exercise price of $1.50 per Zodiac Share which expire on February 10, 2012.  Also does not include 9,574,650 Zodiac Shares issuable upon the exercise of Zodiac Warrants with an exercise price of $0.60 per Zodiac Share which expire on March 17, 2015.  In addition, does not include 3,280,000 Zodiac Shares issuable upon the vesting and exercise of the Zodiac Options.

(2)

Does not include 31,500,000 Zodiac Shares issuable upon exercise of Zodiac Warrants outstanding with an exercise price of $1.50 per Zodiac Share which expire on February 10, 2012.  Also does not include 18,686,249 Zodiac Shares issuable upon the exercise of Zodiac Warrants with an exercise price of $0.60 per Zodiac Share and varying expiry dates between March 17, 2015 and April 9, 2015.  In addition, does not include 7,000,000 Zodiac Shares issuable upon the vesting and exercise of the Zodiac Performance Warrants and 6,740,002 Zodiac Shares issuable upon the vesting and exercise of the Zodiac Options.

(3)

At March 31, 2010, Zodiac had a deficit of $2,551,213.

(4)

Zodiac does not have any debt facilities in place and has not had any since inception.

PRIOR SALES

Since incorporation, Zodiac has issued the following securities:

Date	Number of Zodiac Securities	Issue Price Per Share	Aggregate Issue Price	Consideration Received
June 23, 2008	23,600,000 Zodiac Shares(1)	$0.10	$2,360,000	Cash
August 8, 2008	31,500,000 Zodiac Shares and 31,500,000 Zodiac Warrants(2)	$0.50	$15,750,000	Cash
June 1, 2009	100,000 Zodiac Shares(3)	$0.35	$35,000	Issued as finders fee on Kentucky transaction
June 8, 2009	2,000,000 Zodiac Shares(3)	$0.35	$700,000	Issued in connection with the California Transaction
June 8, 2009	250,000 Zodiac Shares(3)	$0.35	$87,500	Issued as finders fee on California Transaction
January 7, 2010	20,000,000 Zodiac Shares(3)	$0.259	$5,175,500	Cash
March 17, 2010	19,149,301 Zodiac Shares and 9,574,650 Zodiac Warrants(4)	$0.30	$5,744,790	Cash
April 1, 2010	16,799,533 Zodiac Shares and 8,399,766 Zodiac Warrants(5)	$0.30	$5,039,859	Cash
April 9, 2010	1,423,677 Zodiac Shares and 711,838 Zodiac Warrants(6)	$0.30	$427,103	Cash
July 19, 2010	33,334 Zodiac Shares(7)	$0.50	$16,667	Cash

Notes:

(1)

Of these Zodiac Shares the following amounts were issued to related parties: 5,725,000 Zodiac Shares to Murray Rodgers; 1,500,000 Zodiac Shares to Randy Neely; 1,000,000 Zodiac Shares to Louisa Slobodnik; and 500,000 Zodiac Shares to Clay Robinson.

Appendix 2-10

(2)

All of these Zodiac Shares and Zodiac Warrants were issued to third parties.  These Zodiac Warrants have an exercise price of $1.50 per Zodiac Share and expire on February 10, 2012.

(3)

All of these Zodiac Shares were issued to a third party.

(4)

Of these Zodiac Shares and Zodiac Warrants, the following amounts were issued to related parties: 5,833,333 Zodiac Shares and 2,917,667 Zodiac Warrants to Paloduro Investments; 5,833,333 Zodiac Shares and 2,917,667 Zodiac Warrants to Carolyn Cross; 100,000 Zodiac Shares and 50,000 Zodiac Warrants to Murray Rodgers; 250,000 Zodiac Shares and 125,000 Zodiac Warrants to Randy Neely; and 10,000 Zodiac Shares and 5,000 Zodiac Warrants to Jacob Hoeppner.  These Zodiac Warrants have an exercise price of $0.60 per Zodiac Share and expire on March 17, 2015.

(5)

All of these Zodiac Shares and Zodiac Warrants were issued to third parties.  The Zodiac Warrants issued in conjunction with these Zodiac Shares have an exercise price of $0.60 per Zodiac Share and expire on April 1, 2015.

(6)

All of these Zodiac Shares and Zodiac Warrants were issued to third parties.  These Zodiac Warrants have an exercise price of $0.60 per Zodiac Share and expire on April 9, 2015.

(7)

These Zodiac Shares were issued to a former consultant upon exercise of vested options.

PRINCIPAL SHAREHOLDERS

The following table lists those persons who own 10% or more of the issued and outstanding Zodiac Shares as of August 27, 2010.  There are 114,855,845 Zodiac Shares issued and outstanding as of August 27, 2010.

Name and Municipality of Residence of Zodiac Shareholder	Type of Ownership	Number of Zodiac Shares Owned	Percentage of Zodiac Shares Owned
Chilton Global Natural Resources Partners, L.P. New York, New York	Registered and Beneficial	28,000,000	24.4%
Jennison Natural Resources Fund and Jennison Mutual Fund (Prudential Financial) New York, New York	Registered and Beneficial	21,500,000	18.7%

DIRECTORS, OFFICERS AND PROMOTERS

The following are the names and municipalities of residence of the directors and officers of Zodiac, their positions and offices with Zodiac, their holdings of Zodiac and their principal occupations during the last five years.

Name and Municipality of Residence and Age	Position to be Held	Number and Percentage of Zodiac Shares (1)	Director / Officer Since	Principal Occupation
Murray Rodgers(4) Bragg Creek, Alberta Age - 54	President, Chief Executive Officer and Director	3,950,010(2) (3.4%)	Director and Officer of Zodiac since incorporation.

Mr. Rodgers has been President and CEO of Zodiac since June 2008.  Prior to starting Zodiac in June 2008 he was the first technical staff member and eventually rose to President and CEO of Trident Exploration for a period of six years.

Stanley Clay Robinson Jr. B.Sc(3) (4) (5) Houston, Texas Age - 55	Director and Chairman	500,000 (4) (less than 1%)	June 12, 2008

Mr. Robinson has been a self-employed oil and gas consultant since August 2002.  Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon.  After leaving Exxon Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company.  Mr. Robinson is now self-employed.

Douglas E. Allen(3) (5) Calgary, Alberta Age - 60	Director	Nil	July 16, 2009

Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is currently the CFO of Orion, and has been with Orion since October 2009.  Mr. Allen was formerly the CFO of North American Oilsands, which was sold to Statoil in July 2007 for $2 billion.  Mr. Allen was also the principal of Crux Financial Ltd., a corporate finance consulting company, prior to joining North American Oilsands, and between July 2007 and October 2009.

Robert Cross(3) West Vancouver, British Columbia Age - 51	Director	5,833,334 (5.1%)	March 24, 2010	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of public companies in the resource sector.
Gary S. Guidry(4) (5) Sundre, Alberta Age - 54	Director	Nil	May 22, 2009

Mr. Guidry has over 25 years of worldwide exploration and development experience.  Currently Mr. Guidry is the President and CEO of Orion.  Prior to starting Orion, Mr. Guidry was the CEO of Tanganyika Oil which was sold to Sinopec for $2.1 billion.  Prior to Tanganyika, Mr. Guidry had been the President and CEO of Calpine Energy Trust and the President of AEC (EnCana) International.

Randy C. Neely CA, CFA Calgary, Alberta Age - 44	Chief Financial Officer	1,750,000 (1.5%)	April 12, 2009

Mr. Neely has over 17 years of experience in executive financial positions, including the former CFO of Pearl (Blackpearl) Exploration and Production and CFO of Trident Exploration.  Prior to working directly in the oil and gas industry Mr. Neely had worked with TD Securities investment banking and had obtained his CA designation at KPMG.

Louisa L. Slobodnik P. Eng Calgary, Alberta Age - 47	Chief Operating Officer	1,000,000 (less than 1%%)	June 19, 2008

Ms. Slobodnik has been Chief Operating Officer of Zodiac since June 2008.  Ms. Slobodnik has over 17 years of diverse oil and gas experience including reservoir engineering, facilities engineering, exploitation, acquisitions and asset rationalization.  Ms. Slobodnik began her career with Exxon/Mobil and has worked with several of Canada’s leading oil and gas exploration companies including Talisman and Canadian Hunter.  Prior to Zodiac she was manager of reservoir engineering at Trident Exploration from November 2004 through April 2008.

Jacob Hoeppner B. Sc., LLB Calgary, Alberta Age - 30	Corporate Secretary	10,000 (less than 1%)	December 12, 2008

Mr. Hoeppner is a corporate finance, securities, merger and acquisition and corporate lawyer with Burnet Duckworth & Palmer LLP (since August 2007).  Prior thereto Mr. Hoeppner was an articling student from June 2006 to August 2007.

Notes:

(1)

This assumes a total of 114,855,845 Zodiac Shares as at the Record Date.

(2)

This amount includes 1,925,010 Zodiac Shares held in the name of Murray Rodgers, 100,000 Zodiac Shares held in the name of Murray and Katherine Rodgers and 1,925,000 Zodiac Shares held in the name of MAKK Energy Ltd.  MAKK

Appendix 2-12

Energy Ltd. is controlled by Murray Rodgers.  This does not include 1,925,000 Zodiac Shares held by Mr. Rodgers’ spouse (Katherine Rodgers) individually.

(3)

Douglas E. Allen (Chair), Robert (Bob) Cross and Stanley (Clay) Robinson comprise the Audit Committee.

(4)

Gary Guidry (Chair), Stanley (Clay) Robinson and Murray Rodgers comprise the Reserves and Risk Assessment Committee of Zodiac.

(5)

Stanley (Clay) Robinson (Chair), Gary Guidry and Douglas Allen comprise the Human Resources, Compensation and Corporate Governance Committee of Zodiac.

(6)

These amounts do not include convertible securities held by such insiders.

At the Record Date, the directors and officers of Zodiac, and their associates and affiliates, as a group, whether, beneficial, direct or indirect, will own 13,043,334 Zodiac Shares, representing approximately 11.36% of the outstanding Zodiac Shares.

Promoters

Mr. Rodgers is considered to be the Promoter of Zodiac, in that he took the initiative to found and organize Zodiac.  Mr. Rodgers beneficially owns, directly or indirectly, or exercises control or direction over, 3,950,010 Zodiac Shares, or 3.4% of the issued and outstanding Zodiac Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer, insider or Promoter of Zodiac has, within the last ten years been a director, officer, insider or Promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied Zodiac access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer, insider or Promoter of Zodiac has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer, insider or Promoter of Zodiac, or a shareholder holding sufficient securities of Zodiac to affect materially the control of Zodiac, or a personal holding company of any such persons, has, within the 10 years preceding the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There are potential conflicts of interest to which some of the directors, officers, insiders and Promoters of Zodiac will be subject in connection with the operations of Zodiac.  All of the directors, officers, insiders and Promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of Zodiac.  Accordingly, situations may arise where some or all of the directors, officers, insiders and Promoters will be in direct competition with Zodiac.  Conflicts, if any, will be subject to the procedures and remedies as provided under the ABCA.

Appendix 2-13

COMPENSATION DISCUSSION AND ANALYSIS

Zodiac has implemented a compensation program that is intended to reward the executives and directors for their contributions to the achievements of Zodiac.  The Zodiac Board, in consultation with the Chief Executive Officer and the Chief Financial Officer, has decided to pay compensation to its Named Executive Officers (as defined below).  The Zodiac Board intends to re-evaluate the compensation practices of Zodiac in 2010.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”) or to affiliates of those persons:

(a)

Zodiac’s president and chief executive officer (“CEO”);

(b)

Zodiac’s chief financial officer (“CFO”); and

(c)

Zodiac’s chief operating officer (“COO”).

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers for each of Zodiac’s completed financial years.

Name and Principal Position(3)	Year Ended December 31	Salary ($)	Share- Based Awards ($)(1)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value (F)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Murray Rodgers(4) President and CEO	2009 2008	240,000 100,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	240,000 100,000
Randy Neely (5) CFO	2009 2008	140,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	140,000 Nil
Louisa Slobodnik(6) COO	2009 2008	200,000 54,200	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	200,000 54,200

Notes:

(1)

“Share-Based Award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units and stock.

(2)

“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights and similar instruments that have option-like features.

(3)

The Named Executive Officers did not receive any additional compensation for serving as a director of Zodiac.

(4)

Mr. Rodgers was appointed President and CEO of Zodiac, on June 12, 2008.  Mr. Rodgers served as Chairman of Zodiac from inception until December 15, 2009 when Clay Robinson was appointed Chairman of the Board.

(5)

Mr. Neely was appointed CFO of Zodiac on May 1, 2009.  Mr. Neely served on the Zodiac Board from inception until July 16, 2009 when he did not stand for re-election at the 2009 Zodiac annual general meeting.

(6)

Ms. Slobodnik was appointed as Executive Vice President of Zodiac on October 1, 2008.  On December 15, 2009, Ms. Slobodnik’s title was changed to COO.

Appendix 2-14

Outstanding Option-Based Awards

The following table sets forth details of all options outstanding for each Named Executive Officer of Zodiac as of the most recent financial year end and includes options granted subsequent to year end and up to and including the date of the Circular.

	Option-Based Awards				Share-Based Awards
Name and Title	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options (1)(2) ($)	Number of Shares or Unites of Shares that Have not Vested ($)	Market or Payout Value Of Share- Based Awards That have not Vested ($)
Murray Rodgers President and CEO	650,000 600,000	0.50 0.30	June 25, 2014 April 1, 2015	Nil Nil	Nil Nil	Nil Nil
Randy Neely CFO	500,000 400,000	0.50 0.30	June 25, 2014 April 1, 2015	Nil Nil	Nil Nil	Nil Nil
Louisa Slobodnik COO	500,000 400,000	0.50 0.30	June 25, 2014 April 1, 2015	Nil Nil	Nil Nil	Nil Nil

Notes:

(1)

Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end exceeds the exercise or base price of the option.

(2)

For the purposes of the table the estimated value of the Zodiac Shares as at December 31, 2008 was $0.259 per Zodiac Share, being the price at which Zodiac Shares were issued in a private placement completed by Zodiac on January 7, 2010.

Long-Term Incentive Plans – Performance Warrants

In addition to the Zodiac Options granted to Zodiac management, Zodiac also has a Performance Warrant Long-Term Incentive Plan in place.  A “Long-Term Incentive Plan” is a plan providing compensation intended to motivate performance over a period of greater than one financial year.  The program is intended to incentivize management to enhance shareholder value by providing vesting based on the value of the Zodiac Shares.  The Zodiac Performance Warrants granted and the vesting schedule is outlined below.

Name and Title	Performance Warrants – Based Awards
	Number of Securities Underlying Unexercised Options (#)	Performance Warrant Exercise Price ($)	Performance Warrant Grant Date	Performance Warrant Expiration Date	Value of Unexercised in-the-money Performance Warrants(1)(2)
Murray Rodgers President and CEO	2,750,000	$0.30	April 6, 2010	April 6, 2015	Nil
Randy Neely CFO	2,000,000	$0.30	April 6, 2010	April 6, 2015	Nil
Louisa Slobodnik COO	2,250,000	$0.30	April 6, 2010	April 6, 2015	Nil

Notes:

(1)

Unexercised “in-the-money” options refer to the options in respect of which the market value of the underlying securities as at the financial year end exceeds the exercise or base price of the option.

(2)

For the purposes of the table the estimated value of the Zodiac Shares as at December 31, 2008 was $0.259 per Zodiac Share, being the price at which Zodiac Shares were issued in a private placement completed by Zodiac on January 7, 2010.

The vesting schedule for the above Zodiac Performance Warrants is as follows:

Appendix 2-15

Vesting Event	Percent of Performance Warrants Issued shall Vest
Date of the Initial Liquidity Event(1):	25%
Date on which the Weighted Average Price equals(2):
1.33 X the Initial Liquidity Price(3)	25%
1.66 X the Initial Liquidity Price(3)	25%
2.00 X the Initial Liquidity Price(3)	25%

Notes:

(1)

“Initial Liquidity Event” is defined as an event that causes the Zodiac Shares to become traded on a recognized North American stock exchange.

(2)

“Weighted Average Price” is defined as the prior 20 trading day weighted average price per Zodiac Share.

(3)

“Initial Liquidity Price” is defined as the price received in any financing done contemporaneously with an Initial Liquidity Event or in the case there is no Initial Liquidity Event, the Weighted Average Price per Zodiac Share calculated on the 21st day following the listing of the Zodiac Shares on a recognized exchange.

Defined Benefit or Actuarial Plan Disclosure

Zodiac does not have a defined benefit/actuarial plan, under which benefits are determined primarily by final compensation and years of service of Zodiac’s officers and key employees.

Termination and Change of Control Benefits

Zodiac entered into executive employment agreements with Murray Rodgers, Randy Neely and Louisa Slobodnik dated May 1, 2010, for an indefinite term, whereby upon a change of control, Mr. Rodgers, Mr. Neely and Ms. Slobodnik will be entitled to severance payments equivalent to 24 months’ salary.

Indebtedness of Directors and Officers

No individual who is, or at any time during the most recently completed financial year of Zodiac was, a director, executive officer, or senior officer of Zodiac, nor any associate of any one of them:

(a)

is, or at any time since the beginning of the most recently completed financial year of Zodiac has been, indebted to Zodiac or any of its subsidiaries; or

(b)

was indebted to another entity, which such indebtedness is, or was at any time during the most recently completed financial year of Zodiac, the subject of a guarantee, support agreement, letter of credit, or other similar arrangement or understanding provided by Zodiac or any of its subsidiaries.

Interests of Management and Others in Material Transactions

Other than as set forth herein, or as previously disclosed, Zodiac is not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any Zodiac Shareholder holding more than 10% of the Zodiac Shares or any associate or affiliate of any of the foregoing in any transaction within the three years before the date hereof which has materially affected Zodiac or a subsidiary of Zodiac.

Interest of Certain Persons in Matters to Be Acted Upon

Other than as described elsewhere herein, none of the directors or senior officers of Zodiac or any of their known associates, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Zodiac Meeting.

Appendix 2-16

DIRECTOR COMPENSATION

Zodiac has not paid any cash compensation (including salaries, director’s fees, commissions and bonuses paid for services rendered) to directors or corporations controlled by them.  In addition, Zodiac has no standard arrangement pursuant to which directors are compensated by Zodiac for their services in their capacity as directors.  The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which Zodiac has in place is the Zodiac Stock Option Plan.   The Zodiac Stock Option Plan has been established to attract and retain employees, consultants, officers and directors of Zodiac and to motivate them to advance the interests of Zodiac by affording them with the opportunity to acquire an equity interest in Zodiac.  The Zodiac Stock Option Plan is administered by the Zodiac Board and provides that the number of Zodiac Shares issuable under the Zodiac Stock Option Plan may not exceed 10% of Zodiac’s outstanding shares from time to time.

The following table sets out, as at the end of Zodiac’s last completed financial year, information regarding securities of Zodiac that were authorized for issuance under its equity compensation plans.

Equity Compensation Plan Information as at December 31, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans
Equity compensation plans approved by shareholders	3,280,000	$0.50	2,465,000
Equity compensation plans not approved by shareholders	Nil	N/A	N/A
Total	3,280,000	$0.50	2,465,000

MANAGEMENT CONTRACTS

During the most recently completed financial year, no management functions of Zodiac were performed by a person or company other than the directors or officers of Zodiac (or private companies controlled by them, either directly or indirectly).

NON-ARM’S LENGTH PARTY TRANSACTIONS

Other than as otherwise disclosed herein including under “Selected Financial Information – Management’s Discussion and Analysis” and “Prior Sales” in this Appendix 2, Zodiac has not acquired any assets or services from any director or officer of Zodiac, or any shareholder who beneficially owns more than 10% of the Zodiac Shares.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Zodiac is not currently a party to any legal proceedings, nor is Zodiac currently contemplating any legal proceedings, which are material to its business.  Management of Zodiac is currently not aware of any legal proceedings contemplated against Zodiac.

There are no penalties or sanctions imposed against Zodiac by a court relating to securities legislation or by a securities regulatory authority, or any other penalties or sanction imposed by a court or regulatory body, or any settlement agreements entered before a court relating to securities legislation or with a securities regulatory authority in the three years preceding the date hereof.

Appendix 2-17

AUDITOR

The auditor of Zodiac is PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, and was appointed on July 16, 2009.

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary, Alberta, T2G 0P6, is the transfer agent and registrar for the Zodiac Shares.

INTERESTS OF EXPERTS

Zodiac retained Sproule to prepare the Geological Report entitled “Technical Review of Certain P&NG Holdings of Zodiac Exploration Corp. in the San Joaquin Basin, California, USA”, with an effective date of December 31, 2009, and the Resource Report entitled “Evaluation of the Jaguar Prospect, San Joaquin Basin, California”, with an effective date of June 1, 2010.

PricewaterhouseCoopers LLC prepared the auditor’s report for the audited annual financial statements of Zodiac for the year ended December 31, 2009.  PricewaterhouseCoopers LLC, Zodiac’s auditor, is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Davis LLP is legal counsel to Zodiac.

To the knowledge of Zodiac, none of the experts above or their respective associates or affiliates, beneficially owns, directly or indirectly, any securities of Zodiac, has received or will receive any direct or indirect interests in the property of Zodiac or is expected to be elected, appointed or employed as a director, officer or employee of the Resulting Issuer or any associate or affiliate thereof.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into during the two years preceding the date of the Circular that are still in effect are the:

1.

Arrangement Agreement dated August 19, 2010 among Peninsula, Zodiac and AcquisitionCo with respect to the Arrangement.  See “The Arrangement” in the Circular;

2.

Engagement Letter between Zodiac Exploration Corp. and Canaccord Genuity Corp. dated June 24, 2010, as amended;

3.

Farmout and Option Agreement between Bayswater Exploration & Production LLC and Zodiac Exploration Corp. dated May 27, 2009;

4.

Joint Development Agreement, effective January 1, 2010 by and between Bayswater Exploration & Production, LLC, Zodiac Energy, LLC and Vintage Production California LLC; and

5.

Executive employment agreements between Zodiac and Messrs. Rodgers and Neely and Ms. Slobodnik.

Copies of these agreements will be available for inspection at the head office of Zodiac located at 400, 1324 – 17th Avenue S.W., Calgary, Alberta, during ordinary business hours.

Appendix 2-18

EXHIBIT “A”

Appendix 2-19

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is Management's Discussion and Analysis ("MD&A") of the performance, financial condition and future prospects of Zodiac Exploration Corp. (the "Company"). This document should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2009, including the notes thereon. All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A is dated as of April 1, 2010.

DESCRIPTION OF BUSINESS

The Company was incorporated pursuant to the provisions of the Alberta Business Corporations Act on June 12th, 2008. During the year the Company was engaged in the exploration, development and production of petroleum and natural gas in the states of California and Kentucky, and in the province of Nova Scotia. On December 15, 2009 the Company disposed of all of its oil and gas exploration and development interests in Kentucky. To date, the Company has no revenue and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

On May 4 2009, the Company formed Zodiac USA Corp. ("Zodiac USA"), a wholly owned subsidiary of the Company. Zodiac USA was incorporated under the laws of the state of Nevada. Zodiac USA simultaneously established Zodiac Kentucky LLC ("Zodiac Kentucky"), and on June 18, 2009, established Zodiac Energy LLC ("Zodiac Energy"). Zodiac Kentucky and Zodiac Energy were established to carry on oil and gas exploration and development activities in the states of Kentucky and California, respectively. Both Zodiac Kentucky and Zodiac Energy are limited liability corporations, established under the laws of the state of Nevada, and are wholly-owned by Zodiac USA to act as operating companies. The Company has consolidated in its accounts the accounts of Zodiac USA, including Zodiac Kentucky and Zodiac Energy.

At December 31, 2009, the Company has not yet achieved profitable operations, has accumulated a deficit of $2,028,453 (2008 - $262,435) since its inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at December 31, 2009, the Company's cash balance was $1,268,969 (2008 - $8,759,569).

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements under applicable securities laws. Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company's existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and execution of the Company's plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

1

Appendix 2-20

SELECTED ANNUAL FINANCIAL INFORMATION

	December 31, 2009 $	FINANCIAL HIGHLIGHTS Period of incorporation on June 12, 2008 to December 31, 2008 $
Gross revenues	21,103	133,384
Total assets	17,201,999	17,147,522
Cash flow used in operating activities	(1,569,893)	(207,190)
Funds from Operations	(1,560,204)	(256,548)
Per share (basic and diluted)	(0.03)	(0.01)
Net (loss)	(1,766,018)	(262,435)
Per share (basic and diluted)	(0.03)	(0.01)
Capital expenditures	7,240,941	7,559,408
General & administrative expenses	1,546,413	389,932

Total assets at December 31, 2009 were $17,201,999 (December 31, 2008 - $17,147,522). Assets are comprised mainly of cash of $1,268,969 and property, plant and equipment of $15,693,526.

During the year, funds used in operating activities were $1,560,204 or $(0.03) per share, (December 31, 2008 – ($256,548) or $(0.01) per share) due to the lack of revenue from operations and the incurrence of G&A expenses.

Net loss for the year was $1,766,018 or $(0.03) per share (December 31, 2008 – ($262,435) or $(0.01)). The loss is typical of a company in the initial development stages and was due to the lack of revenue, the incurrence of G&A expenses and compensation expense resulting from the issuance of stock options.

ANNUAL RESULTS OF OPERATIONS

	December 31, 2009 $	RESULTS OF OPERATIONS Period of incorporation on June 12, 2008 to December 31, 2008 $
Gross revenue – interest income	21,103	133,384
General and administrative expenses	1,546,413	389,932
Foreign exchange loss	34,894	-
Stock based compensation	183,446	-
Depletion, depreciation and accretion	22,368	5,887
Net loss	1,766,018	262,435

Interest income during the year ended December 31, 2009 was $21,103 (December 31, 2008 - $133,384. Interest income was generated from interest received on cash held in banking deposits and term deposits obtained throughout the period.

General and administrative expenses ("G&A") during the year ended December 31, 2009 were $1,546,413 (December 31, 2008 - $389,932). G&A expenses during the year increased significantly compared to 2008. This increase is primarily due to the expanding activities of the Company and the need for technical and financial personnel to undertake and oversee those activities. G&A expenses are comprised mainly of management fees, consulting services, legal fees, travel expenditures and office expenses. During the year the Company began capitalizing G&A expenditures in the amount of $470,307. These capitalized expenditures relate principally to consultants hired during the year to assist with the Company's efforts to scope and plan exploration and development activities in California and to a lesser degree Kentucky and Nova Scotia. During 2008, the Company had only been operating since June 12, 2008 and its only asset was the non-operated position in the Windsor Basin and accordingly incurred only minimal G&A expenses during that time.

2

Appendix 2-21

Foreign exchange loss during the year ended December 31, 2009 was $34,894, (December 31, 2008 - $nil). The foreign exchange loss was due to the initiation of business activities and creation of the operating subsidiaries operating in the United States.

Stock based compensation during the year ended December 31, 2009 was $235,633, (December 31, 2008 - $nil), of which $52,187 has been capitalized for options issued to consultants directly involved in exploration activities. During the year, the Company issued 3,290,000 stock options, of which 10,000 were subsequently cancelled, to directors, officers and consultants of the Company, resulting in a compensation expense for the period.

Depletion, depreciation and accretion ("DD&A") expenses during the year ended December 31, 2009 were $22,368, and entirely related to depreciation on fixed assets. As the Company's petroleum and natural gas assets have not yet commenced production, no depletion has been recorded. As at December 31, 2008, the Company had acquired minimal fixed assets and recorded a depreciation expense of $5,887.

SELECTED QUARTERLY FINANCIAL INFORMATION

	For the three months ended					
	December 31, 2009	**September 30, 2009**	**June 30, 2009**	**March 31, 2009**	**December 31, 2008**	**September 30, 2008**
	$	**$**	**$**	**$**	**$**	**$**
Gross revenue – interest income	**1,040**	2,926	5,897	11,240	67,270	65,499
Total assets	**17,201,999**	17,907,326	17,865,041	16,986,220	17,147,522	17,790,813
Cash flow used in operating activities	**(677,900)**	(345,359)	(329,213)	(217,421)	(207,190)	(40,572)
Funds used in operating activities	**(557,303)**	(303,978)	(389,213)	(309,710)	(256,548)	(35,572)
Per share (basic and diluted)	**(0.01)**	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)
Net (loss)	**(651,580)**	(367,670)	(434,615)	(312,153)	(217,874)	(36,041)
Per share (basic and diluted)	**(0.01)**	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Capital expenditures	**2,112,579**	1,131,525	3,357,412	639,425	3,794,215	3,390,498
General & administrative	**520,565**	310,003	394,895	320,950	279,726	101,071

During the quarter, funds used in operating activities were $557,303 or $(0.01) per share, (December 31, 2008 – ($256,548) or $(0.01) per share) due to the lack of revenue from operations and the incurrence of G&A expenses.

Net loss for the quarter ended December 31, 2009 was $408,098 or $(0.01) per share, (December 31, 2008 – ($217,874) or $(0.00) per share). The loss is typical of a company in the initial development stages and was due to the lack of revenue and the incurrence of G&A expenses. The increases in loss during the third and fourth quarter reflect the expansion of activities during this time.

3

Appendix 2-22

QUARTERLY RESULTS OF OPERATIONS

	For the three months ended					
	December 31, 2009	**September 30, 2009**	**June 30, 2009**	**March 31, 2009**	**December 31, 2008**	**September 30, 2008**
	$	**$**	**$**	**$**	**$**	**$**
Gross revenue – interest income	**1,040**	2,926	5,897	11,240	67,270	65,499
General and administrative expenses	**520,565**	310,003	394,895	320,950	279,726	101,071
Foreign exchange (gain) loss	**37,778**	(3,099)	215	-	-	-
Stock based compensation	**88,686**	54,990	39,770	-	-	-
Depletion, depreciation and accretion	**5,591**	8,702	5,632	2,443	5,418	469
Net loss	**(651,580)**	(367,670)	(434,615)	(312,153)	(217,874)	(36,041)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period. Compared to the three months ended December 31, 2008 and quarter over quarter during 2009, interest income decreased as the Company was utilizing its cash resources to fund its expanded activities.

General and administrative expenses ("G&A") during the three and twelve months ended December 31, 2009 were $520,565 and $1,546,413, respectively. G&A expenses increased throughout the year beginning during the second quarter primarily due to the expanding activities of the Company and contemporaneous increases of technical and financial personnel to undertake and oversee those activities. Third quarter expenditures are lower than Q2 as the Company began capitalizing G&A in Q3 for expenditures that began in Q2. G&A expenses are comprised mainly of management fees, consulting services, legal fees, travel expenditures and office expenses.

Foreign exchange loss during the three and twelve months ended December 31, 2009 was $37,778 and $34,894, respectively. The foreign exchange loss was due to the initiation of business activities and creation of the operating subsidiaries operating in the United States.

Stock based compensation during the three and twelve months ended December 31, 2009 was $88,686 and $183,446, respectively. During the period ended September 30, 2009, the Company issued 3,290,000 stock options to directors, officers and consultants of the Company, of which 10,000 were subsequently cancelled, resulting in a compensation expense for the period. The recovery of compensation expense during the three months ended December 31, 2009 was primarily due to a revision in the share price used in the initial valuation of the stock options and the capitalization of a portion of the compensation expense. The share price used in the valuation of the stock options was revised downward from $0.50 per share to $0.35 per share. The revision was made in light of the price per share offered on the private placement in Q4 of 2009 which was not closed. During the fourth quarter the Company began capitalizing the portion of stock based compensation expense related to consultants hired during the year to assist with the Company's efforts to scope and plan exploration and development activities in California and to a lesser degree Kentucky and Nova Scotia. Amounts, related to these consultants, which were originally expensed during the second and third quarters were capitalized during the fourth quarter.

Depletion, depreciation and accretion ("DD&A") expenses during the three and twelve months ended December 31, 2009 were $5,591 and $22,368, respectively, and entirely related to depreciation on fixed assets. As the Company's petroleum and natural gas assets have not yet commenced production, no depletion has been recorded and the ARO liability was established in the current year and as such no accretion expense was recorded in the current period.

4

Appendix 2-23

CAPITAL EXPENDITURES

The Company's intention is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data and eventually the drilling, completion and tie-in of oil and gas wells through equity issues, operating cash flow and eventually borrowing base loans. A summary of the Company's expenditures to date are summarized below:

	December 31, 2009	December 31, 2008
	$	$
Land and rentals	**5,140,251**	67,199
Geology and seismic	**1,868,618**	393,538
Drilling and completions	**8,405,885**	7,069,549
Asset retirement costs	**206,045**	-
Other fixed assets	**100,982**	29,122
Depreciation	**(28,255)**	(5,887)
Total	**15,693,526**	7,553,521

Since its inception, the Company's capital acquisitions have been $15,693,526, gross of depreciation (December 31, 2008 - $7,565,295).

The capital expenditures, which occurred in the third and fourth quarter of 2008 and the first quarter of 2009 related principally to the Company and its partner's efforts in the exploration and testing of lands in the Windsor Basin in Nova Scotia. During the year the Company continued to participate in the completion and testing of three shale gas exploration wells and in the shooting of a 2D seismic program in the the fourth quarter of the year in the Windsor Block, onshore Nova Scotia.

In Nova Scotia, the Company is anticipating participating in an exploration well to be drilled following the interpretation of the recent 2-D seismic program completed in the fourth quarter of 2009.

On June 8, 2009, the Company acquired the rights to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net) of principally contiguous land in the San Joaquin Basin in California ("California transaction"). The targeted formation on these lands is the Vaqueros which is characterized as a resource play – the Jaguar prospect. The Company paid US$2.5 million (CDN $2.8 million), issued 2 million Zodiac common shares, committed to pay 100% of a seismic program and drill the initial well on the Jaguar prospect and agreed to pay 80% of the land lease rentals on an ongoing basis in order to earn an 80% interest in these lands. The earning well must be spud on the Jaguar prospect by January 2011. The California Transaction also has a secondary component - the Hawk prospect, which is characterized as a conventional prospect. The Company also has an option to pay 100% to elect to drill an exploratory well by May 31, 2013 on the Hawk prospect to earn an 80% interest in an approximate additional 4,800 gross acres (3,860 net) on the Hawk prospect. Zodiac also agreed to pay 80% of the land lease rentals on an ongoing basis on the Hawk prospect lands.

The expenditures during the second, third and fourth quarter of 2009 primarily relate to the California transaction and additional smaller land acquisitions in the same geographic area. During the third quarter, the Company contracted Conquest Seismic Services Inc. to conduct an approximate 52 square mile 3D seismic survey over a significant portion of the Jaguar resource play prospect and the Hawk conventional prospect. The Company estimated the costs to acquire and process the 3D data at approximately US$1.6 million of which approximately US$1.2 million had expended by year end. The acquisition of the 3D data was completed on October 22, 2009 and the processing and interpretation of the data had begun prior to year end. Final costs for seismic program are expected to approximate budgeted costs.

5

Appendix 2-24

The Company intends to continue its capital program in California in 2010 to advance its early stage projects through exploration activities and eventually to grow production. The Company plans to spud the first Jaguar well in the third quarter of this year and depending on a number of operational and financial factors may spud an additional well in the fourth quarter. The Company will also be designing and engineering the processing and transportation infrastructure needed to achieve sales early in 2011.

During the second quarter of 2009 the Company made an investment in and entered into a joint venture with KOS Energy Ltd. ("KOS"), a private Canadian corporation. The Company invested $50,000 to acquire 100,000 shares of KOS and agreed to invest an additional $150,000 USD from June 15, 2009 to December 31, 2009 to earn a 40% interest in the operations and lands currently held by KOS. On December 4, 2009 the Company agreed to dispose of all of its oil and gas exploration and development interests in Kentucky and terminate the joint venture with KOS. On December 15, 2009 Zodiac closed this agreement with KOS and received $159,300 ($150,000 USD) for its interests in the exploration and development properties in Kentucky. The Company maintains the $50,000 investment in the share capital of KOS.

LIQUIDITY & CAPITAL RESOURCES

As of December 31, 2009 the Company had positive working capital of $824,430 (December 31, 2008 - $9,516,275). The Company has $1,268,969 in cash, generated through equity financing in 2008. Subsequent to year-end the Company issued 20,000,000 common shares ($0.259 per share) for total gross proceeds of $5,175,500, and the Board of Directors approved a financing plan enabling the Company to continue to seek additional equity financing with a goal of raising sufficient financing to fund the Company's capital program through 2010 and into 2011. Management believes that through existing cash and anticipated funding it will have adequate funding to support the Company's planned capital expenditure programs for 2010 and beyond

The Company is required to spud a well, which will test the Vaqueros formation, by January 1, 2011 in order to complete its obligations to earn its interests in the Jaguar prospect in the California Transaction. In order for the Company to complete its earnings in the Hawk prospect it will need to elect to spud a well in that prospect by May 31, 2013. All earning requirements under our participation in the Windsor Basin have been completed and our partner received confirmation from Nova Scotia government on December 22, 2009 that the term of license has been extended for 10 years. All other capital expenditures are discretionary and as such the Company has the ability to manage its capital expenditure program accordingly.

In the normal course of operations, the Company enters into contracts and incurs obligations that impact future liquidity.

The annual basic rent obligation is $44,230 per annum, payable in monthly installments of $3,686. In addition to the basic rent, additional rent is payable monthly, and includes the Company's proportionate share of all operating costs and taxes. Additional rent is estimated annually and for 2009 the monthly payments were $2,383.

6

Appendix 2-25

TRANSACTIONS WITH RELATED PARTIES

Related party transactions during the year ended December 31, 2009 not disclosed elsewhere in these consolidated financial statements are as follows:

a) Aggregate management fees of $580,732 (2008 - $154,553) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.

b) Included in accounts payable as at December 31, 2009 was $57,750 (December 31, 2008 - $34,125) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets – CICA Handbook Section 3064

The CICA issued the new Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. There has been no impact upon adoption in the consolidated financial statements.

Financial Instruments – Disclosures – CICA Handbook Section 3862

The CICA amended Handbook Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. Fair values of assets and liabilities in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The amendments to this were adopted on December 31, 2009 and result in increased note disclosures for financial instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAEs"). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements beginning on or after January 1, 2011. Consequently, for Zodiac with a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011 and the first audited annual financial statements will be for the year ending December 31, 2011; with comparative financial information for the respective prior periods. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet as it will be issued as part of the comparative financial information.

Below is a summary of significant standards under IFRS that may impact the financial statements of Zodiac. It is intended to highlight those areas Zodiac believes to be the most significant. The future impacts of IFRS will also depend on the particular circumstances prevailing in future years. The differences as described below, which include, but are not limited to, those existing based on Canadian GAAP and IFRS today.

7

Appendix 2-26

IFRS 1 - First-Time Adoption of International Financial Reporting Standards provides the framework for the first time adoption of IFRS and specifies in general that an entity will apply IFRS principles retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS should be recognized directly in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. Analysis of the various accounting policy choices is ongoing will be undertaken in 2010.

Under IFRS, the accounting for activities of the extractive industry (including oil and gas exploration) is governed by IFRS 6 (for the exploration and evaluation phase) and IAS 16 (for development and production phase). It is our current view that Zodiac's existing accounting practices under the Full-Cost method generally conform to these international standards.

Under IFRS, the underlying asset retirement obligation ("ARO") liability may vary from Canadian GAAP given potential variances in the rates used to present value such liabilities. In addition, the unwinding of any present value discount generally will be reflected as a cost of financing under IFRS versus accretion expense under Canadian GAAP. Such differences are not anticipated to materially impact the value of the current obligation than as calculated under Canadian GAAP.

Under IFRS, the asset impairment test is carried out by comparing the asset's carrying amount with its recoverable amount – being the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use (generally, using discounted cash flows), with the excess of carrying value being recorded as an impairment loss. The sole use of discounted cash flows may result in more frequent write-downs than under Canadian GAAP.

Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets - the threshold for recognition of these items are generally lower under IFRS than under Canadian GAAP. Accordingly, there may be some contingent liabilities that may require recognition that otherwise may not have been required under GAAP.

The Company has not determined the full accounting effects of adopting IFRS, since key accounting policy alternatives and implementation decisions are currently being evaluated. However, Zodiac does not anticipate that the adoption of IFRS to be a material project given the early stage nature of the Company and we do not expect that the adoption of IFRS to materially impact the Company's reporting of the underlying cash flows, profitability and operating performance.

Business Combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent

8

Appendix 2-27

to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently.

APPLICATION OF ACCOUNTING ESTIMATES

Estimates by management represent an integral component of the consolidated financial statements prepared under Canadian GAAP. The estimates made in the consolidated financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time the consolidated financial statements were prepared. By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the consolidated financial statements of future periods could be material.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. In determining its depletion base, the Corporation includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management's assessment of future drilling and exploration activities. During the period there has been nil production, and as such a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information. A loss is recognized at the time of impairment by providing an impairment allowance.

9

Appendix 2-28

As at December 31, 2009, the Company had oil and gas properties with a net book value of $15,620,799 included in Property, Plant and Equipment on the balance sheet. Impairment of these assets was considered and deemed unnecessary.

Asset Retirement Obligation ("ARO")

The Company will recognize the fair value of an ARO in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company's credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. The associated asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and rates and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

As at December 31, 2009, the Company has not recognized revenue from the sale of petroleum and natural gas as production has not yet occurred.

Financial Instruments, Recognition, Measurement, Disclosure and Presentation

Under Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition. Subsequent measurement depends on the initial classification of the instrument. Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in net earnings (loss). Available for sale financial instruments are measured at fair value, with changes in fair value recorded in Other Comprehensive Income until the instrument is derecognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sales and purchases exemption. Changes in the fair value of derivatives that are not exempt are recorded in net earnings (loss). Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses of the effective portion related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged risk of the hedged item are recorded at fair value in the balance sheet and the unrealized gains and losses from both items are recorded in net earnings (loss). Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.

Upon adoption of these standards, the Company has designated its cash and cash equivalents as held for trading, which are measured at fair value. Accounts receivable are designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are measured at amortized cost.

10

Appendix 2-29

NON-GAAP MEASURES

The "MD&A" contains the term "funds from operations", which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Funds from operations is determined by adding non-cash expenses to the net income or loss for the period, deducting asset retirement expenditures and does not include the change in working capital applicable to operating activities. Management believes that in addition to cash flow from operating activities, funds from operations is a useful supplemental measure as it provides an indication of the results generated by the Company's principal business activities before the consideration of how such activities are financed. The Company's determination of funds from operations may not be comparable to that reported by other companies.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

FINANCIAL INSTRUMENTS

a) **Fair values**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 "Financial Instruments – Disclosures". These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii) Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. At December 31, 2009, the only instrument held by the Company that is subject to valuation through the hierarchy is the Company's investment in KOS Energy Ltd. the fair value of the investment is determined by the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

11

Appendix 2-30

b) **Credit risk**

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its commercial obligations. The Company's maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At December 31, 2009, the Company had accounts receivable of $127,425, which consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company's cash and cash equivalents of $1,268,969 at December 31, 2009 consisted of balances with a Canadian Chartered Bank. Management believes that the credit risk concentration with respect to accounts receivables and cash and cash equivalents is remote.

c) **Commodity price risk**

The Company's operations are expected to eventually result in the exposure to fluctuations in commodity prices including oil, natural gas and natural gas liquids. At this time the Company does not have any production and therefore there is no need for the Company to engage in commodity price management. However, management continuously monitors commodity prices and will initiate instruments to manage exposure to these risks when it deems necessary.

d) **Interest rate risk**

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings. The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e) **Currency risk**

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. The Company does not hedge its exposure to fluctuations in the exchange rate. Future changes in exchange rates could have a material effect on the Company's business including its intended capital plans, its financial condition and results of operations.

Certain of the Company's financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the year would not result in a significant impact to the Company's earnings for the year.

12

Appendix 2-31

OUTSTANDING SHARE DATA

Authorized capital:
Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

Issued and outstanding:
- 113,398,844 common shares as at April 1, 2010.

Warrants outstanding:
- 31,500,000 with an exercise price of $1.50. Expiry date is February 10th, 2012.
- 17,974,417 with an exercise price of $0.60. 9,574,650 expire on March 17, 2015 and 8,399,767 expire on April 1, 2015.

BUSINESS RISKS AND UNCERTAINTIES

The oil and gas industry is subject to risks in (among others):

- Finding and developing reserves.
- Commodity prices received for such reserves.
- The availability of equipment, manpower and supplies.
- Availability and cost of capital to achieve projected growth.
- Effects of weather on drilling and production.
- Operating in an environmentally appropriate fashion.
- Changes in government regulations or fiscal regimes.

The Company mitigates these business risks by:

- Working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures.
- Restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter.
- Drilling wells in areas with multiple high deliverability zone potential.
- Maintaining cost-effective operations.
- Using current technology to maximize production and recoveries and reduce operating costs and environmental impacts.
- Maintaining memberships in industry organizations

13

Appendix 2-32

OUTLOOK

a) On January 7, 2010 the Company issued 20,000,000 common shares ($0.259 per share) for total gross proceeds of $5,175,500.
b) On March 17, 2010 the Company issued 19,149,301 Units for gross proceeds of $5,744,790. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on March 17, 2015.
c) On April 1, 2010 the Company issued 16,799,533 Units for gross proceeds of $5,039,860. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on April 1, 2015.
d) On April 1, 2010 the Board of Directors authorized an additional grant of 3,700,000 options to officers, directors and consultants of the Company. These options were issued with terms of five years and have an exercise price of $0.30 per share.

DATE

This MD&A is dated April 1, 2010

14

Appendix 2-33

MANAGEMENT'S DISCUSSION & ANALYSIS

The following is Management's Discussion and Analysis ("MD&A") of the performance, financial condition and future prospects of Zodiac Exploration Corp. (the "Company"). This document should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2010, including the notes thereon, as well as with the Company's audited annual consolidated financial statements for the year ended December 31, 2009 and related MD&A. All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). This MD&A is dated as of May 28, 2010.

DESCRIPTION OF BUSINESS

Zodiac Exploration Corp. (the "Company") was incorporated pursuant to the provisions of the Alberta Business Corporations Act on June 12, 2008. During the period ended March 31, 2010 the Company was primarily focused on raising capital to fund its planned exploration and development program in California. During the prior year the Company was engaged in the exploration for and development and production of petroleum and natural gas in the states of California and Kentucky, and in the province of Nova Scotia. On December 15, 2009 the Company disposed of all of its oil and gas exploration and development interests in Kentucky. To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

At March 31, 2010, the Company has not yet achieved profitable operations, has accumulated a deficit of $2,551,213 (December 31, 2009 - $2,028,453) since its inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early development stages. As at March 31, 2010, the Company's cash balance was $10,828,570 (December 31, 2009 - $1,268,969). On January 7, 2010, the Company sold 20,000,000 shares for gross proceeds of $5,175,500. On March 17, 2010 the Company sold 19,149,301 units ("Unit") for gross proceeds of $5,744,790 as part of a larger private placement. Each Unit consisted of one common share and ½ of a common share purchase warrant with an exercise price of $0.60/share per whole warrant, which will expire on March 17, 2015 (the "Warrant"). Subsequent to the end of the first quarter, the Company closed two additional private placements of Units: on April 1, 2010 the Company sold 16,799,533 Units and on April 9, 2010 the Company sold 1,423,667 Units for total aggregate proceeds of $5,466,960.

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements under applicable securities laws. Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements were made. Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

1

Appendix 2-34

The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company's existing plans for each of its projects, which may change due to changes in the views of the Company or if new information arises which makes it prudent to change such plans; and execution of the Company's plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources.

SELECTED QUARTERLY FINANCIAL INFORMATION

	For the three months ended					
	March 31, 2010	**December 31, 2009**	**September 30, 2009**	**June 30, 2009**	**March 31, 2009**	**December 31, 2008**
	$	**$**	**$**	**$**	**$**	**$**
Interest income	**424**	**1,040**	2,926	5,897	11,240	67,270
Total assets	**27,496,044**	**17,201,999**	17,907,326	17,865,041	16,986,220	17,147,522
Cash flow used in operating activities	**(260,952)**	**(677,900)**	(345,359)	(329,213)	(217,421)	(207,190)
Funds from Operations	**(384,433)**	**(557,303)**	(303,978)	(389,213)	(309,710)	(256,548)
Per share (basic and diluted)	**(0.00)**	**(0.01)**	(0.01)	(0.01)	(0.01)	(0.01)
Net loss	**(522,760)**	**(651,580)**	(367,670)	(434,615)	(312,153)	(217,874)
Per share (basic and diluted)	**(0.01)**	**(0.01)**	(0.01)	(0.01)	(0.01)	(0.00)
Capital expenditures	**617,197**	**2,112,579**	1,131,525	3,357,412	639,425	3,794,215
General & administrative expenses	**384,857**	**520,565**	310,003	394,895	320,950	279,726

Total assets at March 31, 2010 were $27,496,044 (March 31, 2009 - $16,986,220). The significant increase in assets was primarily the result of the equity financings occurring during the three months ended March 31, 2010. Assets are comprised mainly of cash of $10,828,570 and property, plant and equipment of $16,318,685.

During the quarter, funds used in operating activities were $384,433 or $(0.00) per share, (March 31, 2009 – ($309,710) or $(0.01) per share) due to the lack of revenue from operations and the incurrence of G&A expenses.

Net loss for the quarter ended March 31, 2010 was $522,760 or $(0.01) per share, (March 31, 2009 – ($312,153) or $(0.01) per share). The loss is typical of a company in the initial development stages and was due to the lack of revenue and the incurrence of G&A expenses.

2

Appendix 2-35

QUARTERLY RESULTS OF OPERATIONS

	For the three months ended					
	March 31, 2010	**December 31, 2009**	**September 30, 2009**	**June 30, 2009**	**March 31, 2009**	**December 31, 2008**
	$	**$**	**$**	**$**	**$**	**$**
Gross revenue – interest income	**424**	1,040	2,926	5,897	11,240	67,270
General and administrative expenses	**384,857**	520,565	310,003	394,895	320,950	279,726
Foreign exchange (gain) loss	**91,682**	37,778	(3,099)	215	-	-
Stock based compensation	**35,903**	88,686	54,990	39,770	-	-
Depletion, depreciation and accretion	**10,742**	5,591	8,702	5,632	2,443	5,418
Net loss	**(522,760)**	(651,580)	(367,670)	(434,615)	(312,153)	(217,874)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period. Compared to the three months ended March 31, 2009 and quarter over quarter during 2009, interest income decreased as the Company held significantly less cash in its bank deposits.

General and administrative expenses ("G&A") during the three months ended March 31, 2010 were $384,857, compared to $320,950 during the three months ended March 31, 2009. G&A expenses increased throughout 2009 and into 2010 primarily as the result of the expanding activities of the Company and consequent increases of technical and financial personnel to undertake and oversee those activities. During the third quarter of 2009, G&A decreased compared to the second quarter of 2009 as the Company began capitalizing G&A. The capitalization policy for the three months ended March 31, 2010 is consistent with the prior year. G&A expenses are comprised mainly of management fees, consulting services, legal fees, travel expenditures and office expenses.

Foreign exchange loss during the three months ended March 31, 2010 and March 31, 2009 was $91,682 and $nil, respectively. The foreign exchange loss was due to the initiation of business activities and creation of the operating subsidiaries operating in the United States and holding of US cash deposits during the second quarter of 2009.

Stock-based compensation during the three months ended March 31, 2010 and March 31, 2009 was $35,903 and $nil, respectively. During the fourth quarter of 2009 the Company began capitalizing the portion of stock based compensation expense related to consultants hired during the year to assist with the Company's efforts to scope and plan exploration and development activities in California and to a lesser degree Kentucky and Nova Scotia.

Depletion, depreciation and accretion ("DD&A") expenses during the three months ended March 31, 2010 and 2009 were $10,742 and $2,443, respectively, and related to depreciation on fixed assets and, beginning during the quarter ended March 31, 2010, accretion on the asset retirement obligation ("ARO"). As the Company's petroleum and natural gas assets have not yet commenced production, no depletion has been recorded. The ARO liability was established during 2009 and thus accretion of the liability began during the three months ended March 31, 2010.

3

Appendix 2-36

CAPITAL EXPENDITURES

The Company's intention is to fund the acquisition of mineral and surface rights, the initiation of exploration activities including acquisition of seismic data and eventually the drilling, completion and tie-in of oil and gas wells through equity issues, operating cash flow and eventually borrowing base loans. A summary of the Company's Property, Plant and Equipment addition to date are summarized below:

	March 31, 2010	December 31, 2009
	$	**$**
Land and rentals	**5,361,091**	5,140,251
Geology and seismic	**2,032,597**	1,868,618
Drilling and completions	**8,651,869**	8,405,885
Asset retirement Obligation	**206,045**	206,045
Other fixed assets	**101,959**	100,982
Depreciation	**(34,876)**	(28,255)
Total	**16,318,685**	15,693,526

Since its inception, the Company's Property, Plant and Equipment additions have been $16,318,685, net of depreciation (December 31, 2009 - $15,693,526).

During the quarter the Company's operational focus continued to be on the planning for the drilling of the intital exploration well in the San Joaquin Basin later this year and on the interpretation of the seismic data acquired in the fourth quarter of 2009.

On June 8, 2009, the Company acquired the rights to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net) of principally contiguous land in the San Joaquin Basin in California ("California transaction"). The targeted formation on these lands is the Vaqueros which is characterized as a resource play – the Jaguar prospect. The Company paid US$2.5 million (CDN $2.8 million), issued 2 million Zodiac common shares, committed to pay 100% of a seismic program and drill the initial well on the Jaguar prospect and agreed to pay 100% of the land lease rentals until the initial well is drilled to earn an 80% interest in these lands. The earning well must be spud on the Jaguar prospect by January 2011. The California Transaction also has a secondary component - the Hawk prospect, which is characterized as a conventional prospect. The Company also received an option to drill and pay 100% of the first exploratory well on the Hawk prospect (to be elected by May 31, 2013) to earn an 80% interest in an approximate additional 4,800 gross acres (3,860 net) on the Hawk prospect. Zodiac also agreed to pay 100% of the land lease rentals until the exploratory well is drilled on the Hawk prospect lands.

The Company's activities in the Windsor Basin in Nova Scotia were much smaller in 2009 than in 2008, as the Operator of the Windsor Basin project focused on interpretation of results and completing a 2D seismic program in the fourth quarter of 2009. The Company anticipates that its partner will elect to drill a exploration well in the Windsor Basin later in 2010.

The expenditures during the three months ended March 31, 2010 primarily relate to planning and preparation of the drilling of the initial well on the Jagaur prospect, acquisition of additional lands in the Company's focus area of operations in the San Joaquin basin and continued interpretation of the acquired 3D seismic data, which was acquired in the fourth quarter of 2009.

4

Appendix 2-37

The Company intends to continue its capital program in California in 2010 to advance its early stage projects through exploration activities and eventually to grow production. The Company plans to spud the first Jaguar well in the third quarter of this year and depending on a number of operational and financial factors may spud a second well in the fourth quarter. The Company will also be designing and engineering the processing and transportation infrastructure needed to achieve sales early in 2011.

LIQUIDITY & CAPITAL RESOURCES

As of March 31, 2010 the Company had positive working capital of $10,623,082 (December 31, 2009 - $824,430). The Company has $10,828,570 in cash, generated through equity financings in 2008 and 2010. Subsequent to the quarter the Company completed two additional private placements of Units, issuing an additional 18,223,200 Units for gross proceeds of $5,466,960. These available funds are expected to be adequate to fund the Company's planned 2010 capital expenditures. Management believes that through existing cash and anticipated funding it will have adequate funding to support the Company's planned capital expenditure programs for 2010 and beyond.

The Company is required to spud a well, which will test the Vaqueros formation, by January 1, 2011 in order to complete its obligations to earn its interests in the Jaguar prospect in the California Transaction. In order for the Company to complete its earnings in the Hawk prospect it will need to spud a well in that prospect by May 31, 2013. All earning requirements under our participation in the Windsor Basin have been completed and our partner received confirmation from Nova Scotia government on December 22, 2009 that the term of license has been extended for 10 years. All other capital expenditures are discretionary and as such the Company has the ability to manage its capital expenditure program accordingly.

In the normal course of operations, the Company enters into contracts and incurs obligations that impact future liquidity.

The annual basic rent obligation is $44,230 per annum, payable in monthly installments of $3,686. Subsequent to the end of the quarter the Company terminated its existing lease for a termination fee of approximately $20,000 and entered into a lease for office space with an annual basic rent obligation of $38,350, payable in monthly installments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company's proportionate share of all operating costs and taxes.

TRANSACTIONS WITH RELATED PARTIES

Related party transactions during the year ended December 31, 2009 not disclosed elsewhere in this Management's Discussion and Analysis are as follows:

a) Aggregate management fees of $165,000 (March 31, 2009 - $121,086) were paid and are payable to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.

b) Included in accounts payable as at March 31, 2010 was $63,579 (December 31, 2009 - $57,750) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

5

Appendix 2-38

RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAEs"). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements beginning on or after January 1, 2011. Consequently, for Zodiac with a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011 and the first audited annual financial statements will be for the year ending December 31, 2011; with comparative financial information for the respective prior periods. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet as it will be issued as part of the comparative financial information.

Below is a summary of significant standards under IFRS that may impact the financial statements of Zodiac. It is intended to highlight those areas Zodiac believes to be the most significant. The future impacts of IFRS will also depend on the particular circumstances prevailing in future years. The differences as described below, which include, but are not limited to, those existing based on Canadian GAAP and IFRS today.

IFRS 1 - First-Time Adoption of International Financial Reporting Standards provides the framework for the first time adoption of IFRS and specifies in general that an entity will apply IFRS principles retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS should be recognized directly in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. Analysis of the various accounting policy choices is ongoing will be undertaken in 2010.

Under IFRS, the accounting for activities of the extractive industry (including oil and gas exploration) is governed by IFRS 6 (for the exploration and evaluation phase) and IAS 16 (for development and production phase). It is our current view that Zodiac's existing accounting practices under the Full-Cost method generally conform to these international standards because all of the assets are in the exploration and evaluation phase.

Under IFRS, the underlying asset retirement obligation ("ARO") liability may vary from Canadian GAAP given potential variances in the rates used to present value such liabilities. In addition, the unwinding of any present value discount generally will be reflected as a cost of financing under IFRS versus accretion expense under Canadian GAAP. Such differences are not anticipated to materially impact the value of the current obligation than as calculated under Canadian GAAP.

Under IFRS, the asset impairment test is carried out by comparing the asset's carrying amount with its recoverable amount – being the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use (generally, using discounted cash flows), with the excess of carrying value being recorded as an impairment loss. The sole use of discounted cash flows may result in more frequent write-downs than under Canadian GAAP.

Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets - the threshold for recognition of these items is generally lower under IFRS than under Canadian GAAP. Accordingly, there may be some contingent liabilities that require recognition that otherwise would not have been required under GAAP.

The Company has not determined the full accounting effects of adopting IFRS, since key accounting policy alternatives and implementation decisions are currently being evaluated. However, Zodiac does not anticipate that the adoption of IFRS to be a material project given the early stage nature of the Company and we do not expect that the adoption of IFRS to materially impact the Company's reporting of the underlying cash flows, profitability and operating performance.

6

Appendix 2-39

Business Combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently.

APPLICATION OF ACCOUNTING ESTIMATES

Estimates by management represent an integral component of the consolidated financial statements prepared under Canadian GAAP. The estimates made in the consolidated financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time the consolidated financial statements were prepared. By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the consolidated financial statements of future periods could be material.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

7

Appendix 2-40

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. In determining its depletion base, the Corporation includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management's assessment of future drilling and exploration activities. During the period there has been nil production, and as such a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information. A loss is recognized at the time of impairment by providing an impairment allowance.

As at March 31, 2010, the Company had oil and gas properties with a net book value of $16,251,602 (December 31, 2009 of $15,620,799) included in Property, Plant and Equipment on the balance sheet. Impairment of these assets was considered and deemed unnecessary.

Asset Retirement Obligation ("ARO")

The Company will recognize the fair value of an ARO in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company's credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. The associated asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and rates and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

As at March 31, 2010, the Company has not recognized revenue from the sale of petroleum and natural gas as production has not yet occurred.

Financial Instruments, Recognition, Measurement, Disclosure and Presentation

Under Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity investments; loans and receivables; available for sale financial assets; or other financial liabilities. All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition. Subsequent measurement depends on the initial classification of the

8

Appendix 2-41

instrument. Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in net earnings (loss). Available for sale financial instruments are measured at fair value, with changes in fair value recorded in Other Comprehensive Income until the instrument is de-recognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sales and purchases exemption. Changes in the fair value of derivatives that are not exempt are recorded in net earnings (loss). Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses of the effective portion related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged risk of the hedged item are recorded at fair value in the balance sheet and the unrealized gains and losses from both items are recorded in net earnings (loss). Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in income.

Upon adoption of these standards, the Company has designated its cash and cash equivalents as held for trading, which are measured at fair value. Accounts receivable are designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are measured at amortized cost.

NON-GAAP MEASURES

The "MD&A" contains the term "funds from operations", which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with Canadian GAAP as an indicator of the Company's financial performance. Funds from operations is determined by adding non-cash expenses to the net income or loss for the period, deducting asset retirement expenditures and does not include the change in working capital applicable to operating activities. Management believes that in addition to cash flow from operating activities, funds from operations is a useful supplemental measure as it provides an indication of the results generated by the Company's principal business activities before the consideration of how such activities are financed. The Company's determination of funds from operations may not be comparable to that reported by other companies.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

9

Appendix 2-42

FINANCIAL INSTRUMENTS

a) **Fair values**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 "Financial Instruments – Disclosures". These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii) Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. At March 31, 2010, the only instrument held by the Company that is subject to valuation through the hierarchy is the Company's investment in KOS Energy Ltd. The fair value of the investment is determined by the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

b) **Credit risk**

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its commercial obligations. The Company's maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At March 31, 2010, the Company had accounts receivable of $163,039, which consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company's cash and cash equivalents of $10,828,570 at March 31, 2010 consisted of balances with a Canadian Chartered Bank. Management believes that the credit risk concentration with respect to accounts receivables and cash and cash equivalents is remote.

c) **Commodity price risk**

The Company's operations are expected to eventually result in the exposure to fluctuations in commodity prices including oil, natural gas and natural gas liquids. At this time the Company does not have any production and therefore there is no need for the Company to engage in commodity price management. However, management continuously monitors commodity prices and will initiate instruments to manage exposure to these risks when it deems necessary.

d) **Interest rate risk**

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings. The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

10

Appendix 2-43

e) **Currency risk**

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a growing portion of its expenses are incurred in US dollars. The Company does not hedge its exposure to fluctuations in the exchange rate. Future changes in exchange rates could have a material effect on the Company's business including its intended capital plans, its financial condition and results of operations.

Certain of the Company's financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the three months ended March 31, 2010 would have had approximately a $500,000 impact to the Company's earnings for the quarter.

OUTSTANDING SHARE DATA

Authorized capital:
Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

Issued and outstanding:
- 114,822,511 common shares as at May 28, 2010.

Warrants outstanding:
- 31,500,000 with an exercise price of $1.50. Expiry date is February 10th, 2012.
- 18,686,249 with an exercise price of $0.60. 9,574,650 expire on March 17, 2015, 8,399,767 expire on April 1, 2015 and 711,832 expire on April 9, 2015.

BUSINESS RISKS AND UNCERTAINTIES

The oil and gas industry is subject to risks in (among others):

- Finding and developing reserves.
- Commodity prices received for such reserves.
- The availability of equipment, manpower and supplies.
- Availability and cost of capital to achieve projected growth.
- Effects of weather on drilling and production.
- Operating in an environmentally appropriate fashion.
- Changes in government regulations or fiscal regimes.

The Company mitigates these business risks by:

- Working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures.
- Restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter.
- Drilling wells in areas with multiple high deliverability zone potential.
- Maintaining cost-effective operations.
- Using current technology to maximize production and recoveries and reduce operating costs and environmental impacts.
- Maintaining memberships in industry organizations

11

Appendix 2-44

OUTLOOK

a) On April 1, 2010 the Company issued 16,799,533 Units for gross proceeds of $5,039,860. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on April 1, 2015.
b) On April 1, 2010 the Board of Directors authorized an additional grant of 3,700,000 options to officers, directors and consultants of the Company. These options were issued with terms of five years and have an exercise price of $0.30 per share.
c) On April 6, 2010 the Board of Directors authorized the issuance of 7,000,000 performance warrants to officers of the Company. These performance warrants have an exercise price of $0.30/share, a term of five years and vest in four equal increments with the initial increment occurring on a liquidity event for the Company. The additional vesting increments occur based on the market price of the common shares with 100% of the performance warrants being vested upon the achievement of a common share price equal to two times the initial liquidity price.
d) On April 9, 2010 the Company issued 1,423,667 Units for gross proceeds of $427,100. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on April 9, 2015.
e) On June 3, 2010, the Company entered into a letter of intent ("Letter of Intent") with Peninsula Resources Ltd. ("Peninsula"), whereby Peninsula will combine with the Company. The transaction (the "Transaction"), when completed, will be a reverse take-over ("RTO") for the purposes of the requirements of the TSX Venture Exchange. Peninsula will issue 1.45 common shares for every outstanding common share of the Company. In addition, Peninsula will reserve additional common shares on the same basis (1.45:1.0) for the exercise of the current outstanding share purchase warrants and stock options of the Company. On August 19, 2010 the Company entered into a definitive Arrangement Agreement with Peninsula which set out the specific details of the Transaction. The Transaction is scheduled to close September 28, 2010, and remains subject to several conditions including: (a) the approval of the TSV Venture Exchange; (b) the approval of the shareholders of Peninsula and the Company; (c) closing occurring not later than October 15, 2010; and (d) other customary closing conditions.
f) Subsequent to the end of the quarter the Company initiated efforts to raise up to CDN $50 million through the issuance of subscription receipts. The Company currently expects to raise CDN$40 million at an issue price for each subscription receipt of $0.51. Each subscription receipt will entitle the holder to receive one share of the Company. Upon closing of the Transaction, described above, the subscription receipts will be converted into shares of the Company, which will then be immediately exchanged for Peninsula common shares on the basis of 1.45 Peninsula common shares for each 1.0 share of the Company. The closing of the private placement is expected to occur in early September 20, 2010. Upon closing of the private placement, the proceeds from the sale of the subscription receipts will be deposited into escrow and will be released to the Company upon closing of the Transaction. The proceeds from the private placement will be used to fund the continued exploration and development activities and for general corporate purposes.

DATE

This MD&A is dated May 28, 2010
e), f) above appended August 27, 2010

12

Appendix 2-45

FORM 51-101F3

REPORT OF

MANAGEMENT AND DIRECTORS

ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”).

1.

Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.1

2.

The report referred to in item 3 of section 2.1 of NI 51-101 must in all material respects be as follows:

Report of Management and Directors
on Reserves Data and Other Information

Management of Zodiac Exploration Corp. (“Zodiac”) are responsible for the preparation and disclosure of information with respect to Zodiac’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2009, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated Zodiac’s reserves data. The report of the independent qualified reserves evaluator is presented below.

The board of directors of Zodiac has

(a)

reviewed Zodiac’s procedures for providing information to the independent qualified reserves evaluator;

(b)

met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)

reviewed the reserves data with management and the independent qualified reserves evaluator.

The board of directors has reviewed Zodiac’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a)

the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b)

the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)

the content and filing of this report.

1

For the convenience of readers, CSA Staff Notice 51-324 Glossary to NI 51-101 Standards of Disclosure for Oil and Gas Activities sets out the meaning of terms that are printed in italics in sections 1 and 2 of this Form or in NI 51-101, Form 51-101F1, Form 51-101F2 or Companion Policy 51-101CP.

Appendix 2-46

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“signed”

Murray Rodgers

President and Chief Executive Officer

“signed”

Randy Neely

Chief Financial Officer

“signed”

Douglas Allen

Director

“signed”

Robert Cross

Director

Dated August 19, 2010

Appendix 3

Information Concerning the Resulting Issuer

Appendix 3-1

INFORMATION CONCERNING THE RESULTING ISSUER

INTRODUCTION

This Appendix 3 contains pro forma information on the Resulting Issuer following the completion of the Arrangement.  For information on Peninsula before the completion of the Arrangement, see Appendix 1 – “Information Concerning Peninsula Resources Ltd. Prior to the Arrangement”.   For information on Zodiac before the completion of the Arrangement, see Appendix 2 – “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement”.  Certain capitalized terms used in this Appendix 3 without definition, unless otherwise referenced to definitions in another document, have the meanings ascribed to them in the “Glossary of Terms” of the Circular to which this Appendix 3 is attached.

All dollar ($) amounts stated in this Appendix 3 refer to Canadian dollars, unless otherwise indicated.

INFORMATION CONCERNING PENINSULA POST ARRANGEMENT

Corporate Structure

Upon completion of the Arrangement, the Resulting Issuer will continue as a corporation under the ABCA and it is expected that it will carry on business under the name “Zodiac Exploration Inc.”.  The entity resulting from the amalgamation of Zodiac and AcquisitionCo will be a wholly owned subsidiary of the Resulting Issuer.

The head office of the Resulting Issuer will be located at 400, 1324-17th Avenue S.W., Calgary, Alberta, T2T 5S8 and the registered office of the Resulting Issuer will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following diagram describes the relationship between the Resulting Issuer and its subsidiaries upon completion of the Arrangement:

The Resulting Issuer (Zodiac Exploration Inc.) (Alberta)
100%		100%
Peninsula Resources Barbados Ltd. (Barbados)		AmalCo (Alberta)
		100%
		Zodiac USA Corp. (Nevada)
	100%	100%
	Zodiac Kentucky LLC (Nevada)	Zodiac Energy LLC Nevada)

Narrative Description of the Business

Upon completion of the Arrangement, the Resulting Issuer intends to continue carrying on the business of an oil and gas exploration and production company focused on petroleum and natural gas exploration, development and production in the San Joaquin Basin of California. The business of the Resulting Issuer will be the same as the business of Zodiac as described in the Circular and Appendix 1 – “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement”.

Appendix 3-2

Description of Securities

The Resulting Issuer will have authorized capital which consists of an unlimited number of Resulting Issuer Shares and an unlimited number of preferred shares, issuable in series, without nominal or par value.  After giving effect to the Arrangement, there will be no preferred shares issued or outstanding.

The Resulting Issuer Shares carry the right to: (a) vote at any meeting of the shareholders of the Resulting Issuer; (b) receive any dividend declared by the Resulting Issuer; and (c) receive the remaining property of the Resulting Issuer upon dissolution.

The board of directors of the Resulting Issuer may fix from time to time the number of preferred shares in each series and the designation, rights, privileges, restrictions and conditions attaching thereto. The preferred shares of each series are entitled to preference over the Resulting Issuer Shares, and over any other shares of the Resulting Issuer ranking by their terms junior to the preferred shares, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Resulting Issuer, or any other return of capital or distribution of assets of the Resulting Issuer among its securityholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares are not paid in full, all series of preferred shares participate rateably in respect of accumulated dividends and return of capital.

Zodiac has issued a total of 31,500,000 Zodiac Series I Warrants as part of a private placement.  Upon completion of the Arrangement, these Zodiac Series I Warrants will be convertible into 45,675,000 Resulting Issuer Shares and will entitle the holder to purchase a Resulting Issuer Share at a price of $1.034 per Resulting Issuer Share.  The Zodiac Series I Warrants expire on February 10, 2012.

Zodiac has issued a total of 18,686,249 Zodiac Series II Warrants as part of a private placement.  Upon completion of the Arrangement, these Zodiac Series II Warrants will be exercisable into an aggregate 27,095,061 Resulting Issuer Shares at a price of $0.414 per Resulting Issuer Share.  Of the Zodiac Series II Warrants, 13,883,243 will be exercisable until March 17, 2015, 12,179,662 will be exercisable until April 1, 2015 and 1,032,156 will be exercisable until April 9, 2015.

Upon completion of the Arrangement, an aggregate of 10,150,000 Resulting Issuer Shares will be issuable pursuant to 7,000,000 Zodiac Performance Warrants to the key management and directors of the Resulting Issuer.  The Zodiac Performance Warrants expire on May 6, 2015 and will have an exercise price of $0.207 per Resulting Issuer Share upon completion of the Arrangement.

Pro Forma Consolidated Capitalization

The following table sets forth the capitalization of the Resulting Issuer after giving effect to the Arrangement (without giving effect to the Zodiac Financing and after giving effect to the Zodiac Financing (assuming the Over-Allotment Option is not exercised).

	Reserved	Outstanding as at March 31, 2010 after giving effect to the Arrangement but without giving effect to the Zodiac Financing	Outstanding as at March 31, 2010 after giving effect to the Arrangement and the Zodiac Financing
Resulting Issuer Shares	Unlimited	143,733,645(1)	257,459,135(2)
Zodiac Series I Warrants	45,675,000	45,675,000(3)	45,675,000(3)
Zodiac Series II Warrants	13,883,243	13,883,243(4)	13,883,243(4)
Peninsula Warrants	5,000,000	5,000,000(5)	5,000,000(5)
Zodiac Performance Warrants	Nil	Nil	Nil
Zodiac Options	4,756,000	4,756,000(6)	4,756,000(6)
Preferred Shares	Unlimited	Nil	Nil
Long Term Debt	N/A		Nil

Notes:

(1)

This assumes a total of 143,733,645 Resulting Issuer Shares would be outstanding as at March 31, 2010 after giving effect to the Arrangement but without giving effect to the Zodiac Financing.

(2)

This assumes a total of 257,459,135 Resulting Issuer Shares would be outstanding as at March 31, 2010 after giving effect to the Arrangement and the Zodiac Financing and that the entire Zodiac Financing is sold, but the Over-Allotment Option is not exercised.  If the entire Over-Allotment Option is exercised and sold, 285,890,508 Resulting Issuer Shares would be outstanding as at March 31, 2010.

(3)

As at March 31, 2010, Zodiac has outstanding a total of 31,500,000 Zodiac Series I Warrants as part of a private placement.  Upon completion of the Arrangement, these Zodiac Series I Warrants will be exercisable into an aggregate 45,675,000 Resulting Issuer Shares at a price of $1.034 per Resulting Issuer Share.  The Zodiac Series I Warrants expire on February 10, 2012.

(4)

As at March 31, 2010, Zodiac has outstanding a total of 9,574,650 Zodiac Series II Warrants as part of a private placement.  Upon completion of the Arrangement, these Zodiac Series II Warrants will be exercisable into an aggregate 13,883,243 Resulting Issuer Shares at a price of $0.414 per Resulting Issuer Share until March 17, 2015.

(5)

These Peninsula Warrants have an exercise price of $0.125 per Resulting Issuer Share and are exercisable until April 15, 2011.

(6)

The Zodiac Options will entitle the holder to acquire 4,756,000 Resulting Issuer Shares at a price of $0.345 per Resulting Issuer Share.

Fully Diluted Share Capital

The following table states the fully diluted share capital of the Resulting Issuer after giving effect to the Arrangement (without giving effect to the Zodiac Financing and after giving effect to the Zodiac Financing, including the exercise and sale of the entire Over-Allotment Option):

	Outstanding on a Fully-Diluted Basis (without giving effect to the Zodiac Financing) (1)	Percentage of Resulting Issuer Shares on a Fully-Diluted Basis (without giving effect to the Zodiac Financing) (1)	Outstanding on a Fully-Diluted Basis (after giving effect to the Zodiac Financing, including the Over-Allotment Option) (2)	Percentage of Resulting Issuer Shares on a Fully-Diluted Basis (after giving effect to the Zodiac Financing, including the Over-Allotment Option) (2)
Resulting Issuer Shares Issued	8,661,644	3.20%	8,661,644	2.09%
Resulting Issuer Shares Issued for Zodiac Shares as at the date of the Circular	166,540,975	61.03%	166,540,975	40.13%
Total Resulting Issuer Shares	175,202,619		175,202,619

Zodiac Financing
Resulting Issuer Shares issued as a result of conversion of Subscription Receipts	N/A	N/A	142,156,863	34.25%

Convertible Securities
Resulting Issuer Shares reserved pursuant to Zodiac Series I Warrants(3)	45,675,000	16.74%	45,675,000	11.00%
Resulting Issuer Shares reserved pursuant to Zodiac Series II Warrants(4)	27,095,061	9.93%	27,095,061	6.53%
Resulting Issuer Shares reserved pursuant to Peninsula Warrants(5)	5,000,000	1.83%	5,000,000	1.20%
Resulting Issuer Shares reserved pursuant to Zodiac Performance Warrants(6)	10,150,000	3.72%	10,150,000	2.45%
Resulting Issuer Shares reserved pursuant to Zodiac Options(7)	9,773,003	3.58%*	9,773,003	2.35%
Total Convertible Securities
Total Fully Diluted	272,895,683	100%	386,621,193	100%

Notes:

(1)

This assumes a total of 175,202,619 Resulting Issuer Shares will be outstanding following the Arrangement without giving effect to the Zodiac Financing.

(2)

This assumes a total of 317,359,482 Resulting Issuer Shares will be outstanding following the Arrangement after giving effect to the Zodiac Financing, and that the entire Zodiac Financing is sold (including the entire Over-Allotment Option).

(3)

Zodiac has issued a total of 31,500,000 Zodiac Series I Warrants as part of a private placement.  Upon completion of the Arrangement, these Zodiac Series I Warrants will be exercisable into an aggregate 45,675,000 Resulting Issuer Shares at a price of $1.034 per Resulting Issuer Share.  The Zodiac Series I Warrants expire on February 10, 2012.

(4)

Zodiac has issued a total of 18,686,249 Zodiac Series II Warrants as part of a private placement.  Upon completion of the Arrangement, these Zodiac Series II Warrants will be exercisable into an aggregate 27,095,061 Resulting Issuer Shares at a price of $0.414 per Resulting Issuer Share.  Of the Zodiac Series II Warrants, 13,883,243 will be exercisable until March 17, 2015; 12,179,662 will be exercisable until April 1, 2015; and 1,032,156 will be exercisable until April 9, 2015.

(5)

These Peninsula Warrants have an exercise price of $0.125 per Resulting Issuer Share and are exercisable until April 15, 2011.

(6)

Upon completion of the Arrangement, an aggregate of 10,150,000 Resulting Issuer Shares will be issuable pursuant to Zodiac Performance Warrants to the key management and directors of the Resulting Issuer.  The Performance Warrants expire May 6, 2015 and will have an exercise price of $0.207 per Resulting Issuer Share.  These Zodiac Performance Warrants have a term of five years and vest in four equal increments with the initial increment occurring on an Initial Liquidity Event.  The additional vesting increments occur based on the Weighted Average Price of the Resulting Issuer Shares with 100% of the Zodiac Performance Warrants being vested upon the achievement of a Weighted Average Price equal to two times the Initial Liquidity Price.

(7)

Of these Zodiac Options, a portion will entitle the holder to acquire 4,441,836 Resulting Issuer Shares at a price of $0.345 per Resulting Issuer Share, a portion will entitle the holder to acquire 5,099,167 Resulting Issuer Shares at a price of $0.207 per Resulting Issuer Share and a portion will entitle the holder to acquire 232,000 Resulting Issuer Shares at a price of $0.352 per Resulting Issuer Share.

Selected Pro Forma Consolidated Financial Information

The following sets out certain selected unaudited pro forma consolidated financial information for the Resulting Issuer as at March 31, 2010, after giving effect to the Arrangement, but without giving effect to the Zodiac Financing, which is derived from the unaudited pro forma consolidated balance sheet attached hereto as Schedule “I”.  The unaudited pro forma financial statements are not necessarily indicative of what the Resulting Issuer’s financial position or results of operations would have been if the events reflected therein had been in effect on the dates indicated, nor do they purport to project the Resulting Issuer’s financial position or results of operation for any future periods.  Information presented below is qualified in its entirety by the notes to the unaudited pro forma consolidated balance sheet attached hereto as Schedule “I”.

Appendix 3-5

Balance Sheet Data	Peninsula at March 31, 2010	Zodiac at March 31, 2010	Adjustments	Resulting Issuer Pro Forma as at March 31, 2010(1)(2)
Assets:
Current Assets	30,147	11,127,359	(750,000)(3)	10,407,506
Other Assets	0	16,368,685		16,368,685
Total Assets	30,147	27,496,044	(750,000)	26,776,191

Liabilities:
Current Liabilities	36,069	504,277		540,346
Other Liabilities	0	210,166		210,166
Total Liabilities	36,069	714,443		750,512

Shareholder’s Equity:
Share Capital	2,690,437	23,092,629	(2,690,437)(4)	23,092,629
Warrants	0	5,954,066		5,954,066
Contributed Surplus	25,000	286,119	(25,000)(4)	286,119
Retained Earnings (Deficit)	(2,721,359)	(2,551,213)	1,965,437	(3,307,135)
Total Equity	(5,922)	26,781,601	(750,000)	26,025,679

Income/Loss	(24,645)	(522,760)		(547,405)
3 months ended March 31, 2010

Number of Shares Issued and Outstanding	3,661,644	96,599,311		143,730,645

Notes:

(1)

After giving effect to the Arrangement, but without giving effect to the Zodiac Financing.

(2)

The terms of the Arrangement provide that the Zodiac Shares will be exchanged for Peninsula Shares on a 1.45 for 1.0 basis, other than Zodiac Shares held by Zodiac Dissenting Shareholders.

(3)

Estimated costs of the Arrangement are $750,000.

(4)

Eliminate Peninsula share capital and contributed surplus.

Available Funds and Principal Purposes

As at July 31, 2010, Peninsula had estimated working capital of $275,000, and Zodiac had estimated working capital of $13,000,000.  Zodiac's estimated working capital as at July 31, 2010 does not take into account the Zodiac Financing for gross proceeds of up to $40,000,000 ($50,000,000 if the entire Over-Allotment Option is exercised and sold).  The Resulting Issuer estimates that as of the Closing time, it will have available funds of approximately $50,125,000 assuming the entire Zodiac Financing is closed but the Over-Allotment Option is not exercised (net of expenses of the Arrangement, the fees of agents for the Zodiac Financing and the estimated costs of the Zodiac Financing).  Management has been and intends to continue to use such funds as set forth under the heading “Principal Purposes of Funds” in Appendix 3.

The following table reflects the Resulting Issuer's estimated available funds, as at July 31, 2010, upon the conversion of the Zodiac Subscription Receipts into Zodiac Class “A” Shares and the completion of the Arrangement.

Appendix 3-6

Amount of Available Funds ($)
Peninsula's estimated working capital as at July 31, 2010	$275,000
Zodiac's estimated working capital as at July 31, 2010	$13,000,000
Gross Proceeds from the closing of the Zodiac Financing(1)	$40,000,000(1)
Estimated Fees and Costs of the Arrangement and the Zodiac Financing (including commission and agents’ expenses)	$3,150,000
The Resulting Issuer's total estimated available funds as at July 31, 2010	$50,125,000(1)

Notes:

(1)

If the entire Over-Allotment Option is exercised and sold, the gross proceeds from the closing of the Zodiac Financing will be $50,000,000, and the total estimated available funds as at July 31, 2010 will be $60,125,000.

Management has been and intends to continue to use such funds as set forth below under the heading “Principal Purposes of Funds”.

Fees and Expenses

Costs of the completion of the Arrangement, including expenses incurred by Peninsula and Zodiac in respect of legal, accounting, professional advisory fees, transfer agent, printing and stock exchange listing fees, are estimated to be approximately $750,000 in the aggregate.  These expenses will be paid from the working capital of the Resulting Issuer.

Dividends

The Resulting Issuer does not intend to pay dividends on its Resulting Issuer Shares in the foreseeable future.  The future payment of dividends will be dependent upon the financial requirements of the Resulting Issuer to fund future growth, the financial condition of the Resulting Issuer and other factors which the board of directors of the Resulting Issuer may consider appropriate in the circumstances.  It is the present intention of the board of directors of the Resulting Issuer to retain any earnings to finance the growth and development of the Resulting Issuer's business and, therefore, management of the Resulting Issuer does not anticipate paying any dividends in the immediate or foreseeable future.

Principal Purposes of Funds

Assuming the entire Zodiac Financing is closed but the Over-Allotment Option is not exercised, the Resulting Issuer estimates that as of the closing time, it will have available funds of approximately $50,125,000.  There is no guarantee that the entire Zodiac Financing will close.  In order of priority, the Resulting Issuer intends to allocate its estimated available funds as follows:

	Available Funds ($)	Percentage
Drilling of Vertical Well 2010	$7,500,000	14.96%
Drilling of Horizontal Well	$7,500,000	14.96%
Drilling of Development Wells	$30,125,000	60.10%
Working Capital	$5,000,000	9.98%
Total	$50,125,000	100%

Any proceeds realized from the exercise and sale of the Over-Allotment Option will be used for working capital.  If the entire Over-Allotment Option is exercised and sold, the Resulting Issuer would receive additional funds totalling $9,500,000 (net of the fees of agents for the Zodiac Financing).  There is no assurance that the Over-Allotment Option will be exercised or sold in whole or in part.

Any proceeds realized from the exercise of outstanding Zodiac Options, Peninsula Warrants, Zodiac Series I Warrants, Zodiac Series II Warrants or Zodiac Performance Warrants will be used for working capital.  If all of the

Appendix 3-7

Zodiac Options, Peninsula Warrants and Zodiac Series I Warrants, Zodiac Series II Warrants and Zodiac Performance Warrants were exercised, the Resulting Issuer would receive additional funds totalling $63,855,017.  There is no assurance that any of the Zodiac Options, Peninsula Warrants, Zodiac Series I Warrants, Zodiac Series II Warrants or Zodiac Performance Warrants will be exercised.

Due to the nature of the oil and gas industry, budgets are regularly reviewed in light of the success of the expenditures and other opportunities that may become available to the Resulting Issuer. In addition, the ability of the Resulting Issuer to carry out operations will depend upon the decisions of other working interest owners in its properties. Accordingly, while the Resulting Issuer anticipates that it will have the ability to spend the funds available to it as stated in this Appendix 3, there may be circumstances where, for sound business reasons, a reallocation of the funds may be necessary.

Principal Securityholders

To the knowledge of the directors and senior officers of the Resulting Issuer, it is anticipated that no person or company will beneficially own, directly or indirectly, or exercise control or direction over, voting securities of the Resulting Issuer carrying more than 10% of the voting rights attached to the Resulting Issuer Shares other than as set forth in the following table.

Name and Municipality of Residence of Shareholder	Type of Ownership	Number of the Resulting Issuer Shares Owned	Percentage of the Resulting Issuer Shares Owned(1)
Chilton Global Natural Resources Partners L.P., USA(2)	Registered and Beneficial	40,600,000	14%
Jennison Natural Resources Fund and Jennison Mutual Fund (Prudential Financial), USA(3)	Registered and Beneficial	31,175,000(4)	11%(4)

Notes:

(1)

This assumes a total of 288,928,109 Resulting Issuer Shares will be outstanding following the Arrangement and the Zodiac Financing and that the entire Zodiac Financing is sold but the Over-Allotment Option is not exercised.  If the entire Over-Allotment Option is exercised and sold, 317,359,482 Resulting Issuer Shares will be outstanding, the percentage for Chilton Global Natural Resources will be approximately 12.8% and the percentage for Jennison Natural Resources Fund and Jennison Mutual Fund (Prudential Financial) will be approximately 9.8%.

(2)

Chilton Global Natural Resources Partners L.P. is an United States based, global investment firm.  Chilton Global Natural Resources Partners L.P. has neither elected nor appointed, nor does it have the right, nor does it intend to elect or appoint, one or more directors or senior officers of the Resulting Issuer or any of its material operating subsidiaries.

(3)

Jennison Natural Resources Fund and Jennison Mutual Fund are funds associated with Prudential Financial.  Jennison Natural Resources Fund and Jennison Mutual Fund have neither elected nor appointed, nor do they have the right, or intention to elect or appoint, one or more directors or senior officers of the Resulting Issuer or any of its material operating subsidiaries.

(4)

These figures do not include any securities which Jennison Natural Resources Findand Jennison Mutual Fund may acquire in connection with the Zodiac Financing.

Directors, Officers and Promoters

The following are the names and municipalities of residence of the proposed directors and officers of the Resulting Issuer, their proposed positions and offices with the Resulting Issuer, their anticipated holdings of the Resulting Issuer and their principal occupations during the last five years.

Appendix 3-8

Name and Municipality of Residence and Age	Position to be Held	Number and Percentage of the Resulting Issuer Shares After Giving Effect to Arrangement and the Zodiac Financing(1) (2)	Director / Officer Since	Principal Occupation
Murray Rodgers(5) Bragg Creek, Alberta Age - 54	President, Chief Executive Officer and Director	5,727,515(3) (2%)	Proposed Director and Officer of the Resulting Issuer. Director and Officer of Zodiac since incorporation.

Mr. Rodgers has been President and CEO of Zodiac since June 2008.  Prior to starting Zodiac in June 2008 he was the first technical staff member and eventually rose to President and CEO of Trident Exploration for a period of six years.

Stanley Clay Robinson Jr., B.Sc(4) (5) (6) Houston, Texas Age - 55	Director and Chairman	725,000 (4) (less than 1%)	Proposed Director and Chairman of the Resulting Issuer. Director of Zodiac since June 12, 2008.

Mr. Robinson has been a self-employed oil and gas consultant since August 2002.  Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon.  After leaving Exxon, Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company.  Mr. Robinson is now self-employed.

Douglas E. Allen,(4) (6) Calgary, Alberta Age - 60	Director	Nil	Proposed Director of the Resulting Issuer. Director of Zodiac since July 16, 2009.

Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is currently the CFO of Orion, and has been with Orion since October 2009.  Mr. Allen was formerly the CFO of North American Oilsands, which was sold to Statoil in July 2007 for $2 billion.  Mr. Allen was also the principal of Crux Financial Ltd., a corporate finance consulting company, prior to joining North American Oilsands, and between July 2007 and October 2009.

Robert Cross,(4) West Vancouver, British Columbia Age - 51	Director	8,933,334 (6) (3%)	Proposed Director of the Resulting Issuer. Director of Zodiac since March 24, 2010.	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of public companies in the resource sector.
Gary S. Guidry,(5) (6) Sundre, Alberta Age - 54	Director	Nil	Proposed Director of the Resulting Issuer. Director of Zodiac since May 22, 2009.

Mr. Guidry has over 25 years of worldwide exploration and development experience.  Currently Mr. Guidry is the President and CEO of Orion.  Prior to starting Orion, Mr. Guidry was the CEO of Tanganyika Oil which was sold to Sinopec for $2.1 billion.   Prior to Tanganyika, Mr. Guidry had been the President and CEO of Calpine Energy Trust and the President of AEC (EnCana) International.

Randy C. Neely, CA, CFA Calgary, Alberta Age - 44	Chief Financial Officer	2,537,500 (less than 1%)	Proposed Officer of the Resulting Issuer. Officer of Zodiac since April 12, 2009.

Mr. Neely has over 17 years of experience in executive financial positions, including the former CFO of Pearl (Blackpearl) Exploration and Production and CFO of Trident Exploration.   Prior to working directly in the oil and gas industry Mr. Neely had worked with TD Securities investment banking and had obtained his CA designation at KPMG.

Louisa L. Slobodnik, P. Eng Calgary, Alberta Age - 47	Chief Operating Officer	1,450,000 (less than 1%)	Proposed Officer of the Resulting Issuer. Officer of Zodiac since June 19, 2008.

Ms. Slobodnik has been Chief Operating Officer of Zodiac since June 2008.  Ms. Slobodnik has over 17 years of diverse oil and gas experience including reservoir engineering, facilities engineering, exploitation, acquisitions and asset rationalization.  Ms. Slobodnik began her career with Exxon/Mobil and has worked with several of Canada’s leading oil and gas exploration companies including Talisman and Canadian Hunter.  Prior to Zodiac she was manager of reservoir engineering at Trident Exploration from November 2004 through April 2008.

Jacob Hoeppner, B. Sc., LLB Calgary, Alberta Age - 30	Corporate Secretary	14,500 (less than 1%)	Proposed Officer of the Resulting Issuer. Officer of Zodiac since December 12, 2008.

Mr. Hoeppner is a corporate finance, securities, merger and acquisition and corporate lawyer with Burnet Duckworth & Palmer LLP (since August 2007).  Prior thereto Mr. Hoeppner was an articling student from June 2006 to August 2007.

Notes:

(1)

This assumes a total of 288,928,109 Resulting Issuer Shares will be outstanding following the Arrangement and the Zodiac Financing and that the entire Zodiac Financing is sold but the Over-Allotment Option is not exercised.  If the entire Over-Allotment Option is exercised and sold, the percentage for Mr. Rodgers will be approximately 1.8% and the percentage for Mr. Cross will be approximately 2.8%.

(2)

These amounts do not include convertible securities held by such insiders.

(3)

This amount includes 2,791,265 Resulting Issuer Shares held in the name of Murray Rodgers, 145,000 Resulting Issuer Shares held in the name of Murray Rodgers and Katherine Rodgers and 2,791,250 Resulting Issuer Shares held in the name of MAKK Energy Ltd.  MAKK Energy Ltd. is controlled by Murray Rodgers.  This does not include 2,791,250 Resulting Issuer Shares held by his spouse individually.

(4)

Upon completion of the Arrangement, Douglas E. Allen (Chair), Robert (Bob) Cross and Stanley (Clay) Robinson will comprise the Audit Committee.

(5)

Upon completion of the Arrangement, Gary Guidry (Chair), Stanley (Clay) Robinson and Murray Rodgers will comprise the Reserves and Risk Assessment Committee of the Resulting Issuer.

(6)

Upon completion of the Arrangement, Stanley (Clay) Robinson (Chair), Gary Guidry and Douglas Allen will comprise the Human Resources, Compensation and Corporate Governance Committee of the Resulting Issuer.

After giving effect to the Arrangement and the Zodiac Financing, the directors and officers of the Resulting Issuer, and their associates and affiliates, as a group, whether beneficial, direct or indirect, will own 30,587,433 Resulting

Appendix 3-10

Issuer Shares, representing approximately 10.6% of the outstanding Resulting Issuer Shares (assuming the entire Zodiac Financing is sold) or approximately 9.6% if the entire Over-Allotment Option is exercised and sold.

Management

The following is a brief description of the members of management and key personnel of the Resulting Issuer.

Murray Rodgers, PGeol - Bragg Creek, Alberta – President, Chief Executive Officer and a Director

Mr. Rodgers has over 28 years of domestic and international oil and gas experience.  Prior to starting Zodiac, he was the first technical staff member and eventually rose to President and CEO of Trident Exploration.  Over the course of approximately six years Trident Exploration grew from concept to being the leading coalbed methane producer in Canada with over 200 mmcf/d of operated production.  Prior to joining Trident, Mr. Rodgers spent 10 years with OMV-Ag (Vienna).  While he was with OMV-Ag, Mr. Rodgers was the co-discoverer of a multi TCF gas field in Pakistan (Miano/Sawan) and led the team that initiated the turnaround of OMV-Ag’s Vienna basin.

Mr. Rodgers will dedicate 100% of his time to the business and affairs of the Resulting Issuer.

Louisa Slobodnik, PEng - Calgary, Alberta – Chief Operating Officer

Ms. Slobodnik has over 17 years of diverse oil and gas experience including reservoir engineering, facilities engineering, exploitation, acquisitions and asset rationalization.  Ms. Slobodnik began her career with Exxon/Mobil and has worked with several of Canada’s leading oil and gas exploration companies including Talisman and Canadian Hunter.  Most recently she was manager of reservoir engineering at Trident Exploration.

Ms. Slobodnik will dedicate 100% of her time to the business and affairs of the Resulting Issuer.

Randy Neely, CA, CFA - Calgary, Alberta – Chief Financial Officer

Mr. Neely has over 17 years of experience in executive financial positions, including the former CFO of Pearl (Blackpearl) Exploration and Production and CFO of Trident Exploration.   Prior to working directly in the oil and gas industry, Mr. Neely had worked with TD Securities investment banking and had obtained his CA designation at KPMG.

Mr. Neely will dedicate 100% of his time to the business and affairs of the Resulting Issuer.

Jacob Hoeppner – Calgary, Alberta – Corporate Secretary

Mr. Hoeppner is a corporate finance, securities, merger and acquisition and corporate lawyer.

Mr. Hoeppner will devote his time as necessary to the affairs of the Resulting Issuer following completion of the Arrangement.  Mr. Hoeppner 's principal occupation is the practice of law with Burnet Duckworth & Palmer LLP.

None of the proposed members of management have entered into non-competition or non-disclosure agreements with Zodiac, or propose to enter into such agreements with the Resulting Issuer.

Stanley Clay Robinson Jr. - Houston, Texas – Director and Chairman

Mr. Robinson has been a self-employed oil and gas consultant since August 2002.  Mr. Robinson has over 30 years of worldwide exploration experience including 20 years in senior technical and management roles with Exxon.  After leaving Exxon, Mr. Robinson worked as VP Exploration and Company Officer for the International division of Pogo Producing Co. and then as a technical advisor to the Red Willow Production Company.  Mr. Robinson is now self-employed.  Mr. Robinson has a Bachelor of Science degree from Western Illinois University.

Appendix 3-11

Mr. Robinson will devote his time as necessary to the affairs of the Resulting Issuer following completion of the Arrangement

Douglas E. Allen - Calgary, Alberta  – Director

Mr. Allen has over 30 years of advanced financial and oil and gas executive experience.  Mr. Allen is currently the CFO of Orion where he has held that position since January 2010.  Mr. Allen has been with Orion since October 2009.  Mr. Allen was formerly the CFO of North American Oilsands, which was sold to Statoil in July 2007 for $2 billion.  Mr. Allen was also the principal of Crux Financial Ltd., a corporate finance consulting company, prior to joining North American Oilsands, and between July 2007 and October 2009.  Mr. Allen has a Bachelor of Arts degree from Bishop’s University, and received his MA from the University of Calgary in 1973.

Mr. Allen will devote his time as necessary to the affairs of the Resulting Issuer following completion of the Arrangement

Robert Cross - West Vancouver, British Columbia  – Director

Mr. Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors.  He is a co founder and Non-Executive Chairman of Bankers Petroleum Ltd., Non-Executive Chairman of B2Gold Corp., co-founder and Chairman of Petrodorado Energy Ltd., a director BNK Petroleum and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc.  Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc.  From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto.  He has an Engineering Degree from the University of Waterloo, and received his MBA from Harvard Business School in 1987.

Mr. Cross will devote his time as necessary to the affairs of the Resulting Issuer following completion of the Arrangement

Gary S. Guidry, PEng - Sundre, Alberta – Director

Mr. Guidry has over 25 years of worldwide exploration and development experience.  Currently, Mr. Guidry is the President and CEO of Orion.  Prior to starting Orion, Mr. Guidry was the CEO of Tanganyika Oil which was sold to Sinopec for $2.1 billion.   Prior to Tanganyika, Mr. Guidry had been the President and CEO of Calpine Energy Trust and the President of AEC (EnCana) International.  Mr. Robinson has a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

Mr. Guidry will devote his time as necessary to the affairs of the Resulting Issuer following completion of the Arrangement

Promoter Consideration

Mr. Rodgers is considered to be the Promoter of Zodiac, in that he took the initiative to found and organize Zodiac.  Mr. Rodgers beneficially owns, directly or indirectly, or exercises control or direction over, 3,950,010 Zodiac Shares, or 3.5% of the issued and outstanding Zodiac Shares.  After giving effect to the Arrangement and the Zodiac Financing, Mr. Rodgers will indirectly hold and have control over 5,727,515 Resulting Issuer Shares, or approximately 2% of the issued and outstanding Resulting Issuer Shares (assuming the entire Zodiac Financing is sold but the Over-Allotment Option is not exercised.  If the entire Over-Allotment Option is exercised and sold, Mr. Rodgers will indirectly hold and have control over approximately 1.8% of the issued and outstanding Resulting Issuer Shares).

Upon completion of the Arrangement, nothing of value, including money, property, contracts, options or rights of any kind has been received or is presently contemplated to be received by Mr. Rodgers, directly or indirectly, from Zodiac or, directly or indirectly, from the Resulting Issuer other than as disclosed herein including under “Compensation Discussion and Analysis” and “Selected Financial Information – Management’s Discussion and Analysis” in Appendix 2 to the Circular.

Appendix 3-12

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director, officer, insider or Promoter of the Resulting Issuer has, within the last ten years been a director, officer, insider or Promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the Resulting Issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer, insider or Promoter of the Resulting Issuer has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body or self-regulatory authority that would be likely to be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer, insider or Promoter of the Resulting Issuer, or a shareholder holding sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons, has, within the 10 years preceding the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Conflicts of Interest

There are potential conflicts of interest to which some of the directors, officers, insiders and Promoters of the Resulting Issuer will be subject in connection with the operations of the Resulting Issuer.  All of the directors, officers, insiders and Promoters are engaged in and will continue to be engaged in corporations or businesses which may be in competition with the business of the Resulting Issuer.  Accordingly, situations may arise where some or all of the directors, officers, insiders and Promoters will be in direct competition with the Resulting Issuer.  Conflicts, if any, will be subject to the procedures and remedies as provided under the ABCA.

Other Reporting Issuer Experience

The following table sets out the directors, officers and Promoter(s) of the Resulting Issuer that are, or have been within the last five years, directors, officers or Promoters of other issuers that are or were reporting issuers in any Canadian jurisdiction.

Name	Name of Reporting Issuer	Name of Exchange or Market (if applicable)	Position	From	To
Douglas E. Allen	Orion Oil & Gas Corporation	TSX	Director, Vice President and CFO	January 2010	Present
	Southern Pacific Resource Corp.	TSX	Director	January 2010	Present
Robert Cross	PetroDorado Energy Ltd.	TSXV	Director	December 2009	Present
	Bnk Petroleum Inc.	TSX	Director	June 2008	Present
	LNG Energy Ltd.	TSXV	Director	November 2007	Present
	B2gold Corp.	TSX	Director	October 2007	Present
	Avanti Mining Inc.	TSXV	Director	August 2007	Present
	Bankers Petroleum Ltd.	TSX, AIM	Director	June 2004	Present
	Athabasca Potash Inc.	TSX	Director	September 2009	May 2010
	Peak Gold Ltd.	TSX	Director	May 2007	June 2008
	Segue Resources Ltd.	Australian Stock Exchange	Director	January 2005	March 2008
	Northern Orion Resources Inc.	TSX, AMEX	Director	March 2001	October 2007
	UrAsia Energy Ltd.	TSXV	Director	October 2005	April 2007
	Bema Gold Corporation	TSX, AMEX	Director	March 2003	February 2007
	Rolling Rock Resources Corporation		Director/senior officer of insider or subsidiary of issuer	July 2006	February 2007
Gary S. Guidry	Orion Oil & Gas Corporation	TSX	Director, President and CEO	January 2010	Present
	TransGlobe Energy Corp.	TSX	Director	November 2009	Present
	Africa Oil Corp.	TSXV	Director	April 2008	Present
	Bayou Bend Petroleum Ltd.	TSX	Director	February 2007	Present
	Tanganyika Oil Company	TSX	President & CEO	May 2005	January 2009
	Pearl Exploration and Production Ltd.	TSX	Director and Chairman	October 2005	December 2008
	Serrano Energy Ltd.	N/A	Director	July 2006	January 2007
	Calpine Natural Gas Trust	TSX	President & CEO	August 2003	February 2005
Jacob Hoeppner	Monterey Exploration Ltd.	TSX	Corporate Secretary	October 2008	Present
Randy C. Neely	Pearl Exploration and Production Ltd.	TSX	CFO	September 2007	January 2009
Stanley C. Robinson			None
Murray Rodgers	Cobra Ventures Corporation	TSXV	Director	May 2002	Present
	Gastem Inc.	TSXV	Director	February 2008	Present
Louisa Slobodnik			None

Appendix 3-14

COMPENSATION DISCUSSION AND ANALYSIS AND EXECUTIVE COMPENSATION

It is anticipated that, during the 12 month period following completion of the Arrangement, the compensation program of the Resulting Issuer will closely resemble that of Zodiac as described in Appendix 2  – “Information Concerning Zodiac Exploration Corp. Prior to the Arrangement – Compensation Discussion and Analysis”.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is, or at any time since the beginning of the most recently completed financial year of Peninsula or Zodiac was, a director or officer of Peninsula or Zodiac, no proposed director or officer of the Resulting Issuer, and no associate of any such director, officer or proposed nominee, is indebted to Peninsula or Zodiac (other than for “routine indebtedness” as defined by applicable securities legislation) or has any indebtedness that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Peninsula or Zodiac.

INVESTOR RELATIONS ARRANGEMENTS

Neither Peninsula nor Zodiac has reached any written or oral agreement or understanding with any person to provide any promotional or investor relations services for the Resulting Issuer.

OPTIONS TO PURCHASE SECURITIES

The following table sets out information, as at August 27, 2010, on options to purchase common shares of the Resulting Issuer that will be held upon completion of the Arrangement to the extent presently known and subject to applicable regulatory approvals.

Holder	Number of Resulting Issuer Shares Issuable if Option is Fully Exercised	Exercise Price	Expiry Date
Proposed officers of the Resulting Issuer as a group(1)	4,531,250	$0.207 and $0.345	June 2014 and April 2015
Proposed directors of the Resulting Issuer as a group (excluding directors who are also officers)(2)	2,320,000	$0.207 and $0.345	June 2014 and April 2015
All other employees of the Resulting Issuer as a group(3)	1,189,000	$0.207, $0.345 and $0.51	June 2014, April 2015 and August 2015
All consultants of the Resulting Issuer as a group(4)	1,370,250	$0.207, $0.345 and $0.51	June 2014, April 2015 and August 2015
Other persons(5)	362,503	$0.207 and $0.349	October 2010
Total	9,773,003

Notes:

(1)

Four individuals, namely Murray Rodgers, Louisa Slobodnik, Jacob Hoeppner and Randy Neely, all of whom are officers of Zodiac.

(2)

Four individuals, namely Clay Robinson, Gary Guidry, Robert Cross and Douglas Allen, all of whom are directors of Zodiac.

(3)

All of whom are employees of Zodiac.

(4)

All of whom are consultants of Zodiac.

(5)

All of whom are former consultants of Zodiac.

Appendix 3-15

Stock Option Plan

Peninsula proposes to adopt the 2010 Stock Option Plan at the Peninsula Meeting, which plan will constitute the stock option plan for the Resulting Issuer following completion of the Arrangement.  See “Business of the Peninsula Meeting – Adoption of 2010 Stock Option Plan” for details of the 2010 Stock Option Plan.

Warrants

See “Pro Forma Consolidated Capitalization – Fully Diluted Share Capital” above for details of the warrants of the Resulting Issuer that may be outstanding or issuable following completion of the Arrangement.

ESCROWED SECURITIES

The following table sets out, the number of Resulting Issuer Shares which are to be held in escrow pursuant to the Escrow Agreement (as defined below).

Name and Place of Residence of Beneficial Shareholder	Number of Escrowed Resulting Issuer Shares after giving effect to Arrangement and the Zodiac Financing(1)	Percentage of Escrowed Resulting Issuer Shares after Giving Effect to the Arrangement and the Zodiac Financing(2)
Murray Rodgers Calgary, Alberta	2,791,265	1.0%
Murray Rodgers and Katherine Rodgers Calgary, Alberta	145,000	less than 1%
Louisa L. Slobodnik Calgary, Alberta	1,450,000	less than 1%
MAKK Energy Ltd.(3) Calgary, Alberta	2,791,250	1.0%
Randy C. Neely Calgary, Alberta	2,537,500	less than 1%
Katherine Rodgers Calgary, Alberta	2,791,250	1.0%
Robinson Gridley & Associates Inc.(4) Houston, Texas	725,000	less than 1%
Paloduro Investments Inc.(5) Vancouver, British Columbia	8,783,334	3.0%
Courthill Foundation(6) Vancouver, British Columbia	100,000	less than 1%
Carolyn Cross West Vancouver, British Columbia	8,458,334	2.9%
Jacob Hoeppner Calgary, Alberta	14,500	less than 1%
	30,587,433

Notes:

(1)

These Resulting Issuer Shares will be subject to the Escrow Agreement as described below.  The escrow agent for the above escrowed shares is Olympia Trust Company.

(2)

Assumes the completion of the Arrangement, that the entire Zodiac Financing is sold and a total of 288,928,109 Resulting Issuer Shares are outstanding and does not include Resulting Issuer Shares which may be issuable pursuant to convertible securities.

(3)

MAKK Energy Ltd. is controlled by Murray Rodgers.

(4)

Robinson Gridley & Associates Inc. is controlled by Stanley Clay Robinson.

Appendix 3-16

(5)

Paloduro Investments Inc. is controlled by Robert Cross.

(6)

Courthill Foundation is a foundation which is controlled by Robert Cross.

Escrow Agreement

The securities held by certain Resulting Issuer shareholders are to be deposited into a value security escrow agreement (the “Escrow Agreement”).

It is anticipated that the Resulting Issuer will be a Tier 2 issuer of the Exchange when the Final Exchange Bulletin is issued.  If the Resulting Issuer is a Tier 2 issuer when the Final Exchange Bulletin is issued, the Escrow Agreement provides for a three-year escrow release mechanism with:

(a)

10% of the escrowed securities being releasable on the date of the Final Exchange Bulletin; and

(b)

15% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12, 18, 24, 30 and 36 month anniversaries of the Final Exchange Bulletin.

If Zodiac is a Tier 1 issuer, the Escrow Agreement provides for an eighteen month escrow release mechanism with:

(a)

25% of the escrowed securities being releasable upon the issuance of the Final Exchange Bulletin; and

(b)

25% of the escrowed securities being releasable in 6 month intervals on each of the 6, 12 and 18 month anniversaries of the Final Exchange Bulletin.

RISK FACTORS

An investment in the Resulting Issuer Shares involves a number of risks.  See “Risk Factors” in the Circular.

GENERAL MATTERS

Sponsorship

A general policy of the Exchange requires that a sponsor be retained to prepare a sponsor report in compliance with Exchange Policy 2.2.  Peninsula has applied for and has received an exemption from the requirement to have a sponsor for the Arrangement.  As such, no sponsor has been engaged by Peninsula in connection with the Arrangement.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Resulting Issuer are expected to be PricewaterhouseCoopers LLP, 3100 - 5 Avenue S.W., Calgary, Alberta, T2P 5L3.  Olympia Trust Company, 2300, 125 – 9th Avenue SE, Calgary, Alberta, T2G 0P6 is the transfer agent and registrar for the Resulting Issuer Shares.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into or to be entered into which can reasonably be regarded as presently material to the Resulting Issuer are the following:

(a)

Subscription Receipt agreement that Zodiac anticipates it will enter into with the holders of the Subscription Receipts;

(b)

Agency Agreement that Zodiac anticipates it will enter into with the agents in connection with the Zodiac Financing; and

Appendix 3-17

(c)

Escrow Agreement that the Resulting Issuer anticipates it will enter into upon completion of the Arrangement, as discussed under the heading “Escrowed Securities” of this Appendix 3.

Copies of the above agreements may be inspected during regular business hours at the registered office of Zodiac in Calgary, Alberta, until the completion of the Arrangement and for a period of thirty days thereafter.

RELATIONSHIP BETWEEN THE RESULTING ISSUER AND PROFESSIONAL PERSONS

Sproule has acted as Zodiac's independent qualified resource evaluator with respect to Zodiac's oil and gas properties.  Sproule prepared the Sproule Reports.

Zodiac's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated April 1, 2010 in respect of Zodiac’s financial statements for the period from incorporation to December 31, 2009.

STS Partners LLP, Chartered Accountants, prepared an independent auditors' report dated October 13, 2009 in respect of the Peninsula financial statements for the year ended June 30, 2009.  It is anticipated that STS Partners LLP, Chartered Accountants, will resign as auditor of Peninsula on completion of the Arrangement at the request of the Resulting Issuer.  It is anticipated that PricewaterhouseCoopers LLP, will be appointed auditor of the Resulting Issuer on completion of the Arrangement.  A “Reporting Package” will be filed on SEDAR at the time of this change.

To the knowledge of the management of the Resulting Issuer, as of the date hereof, no professional person or any associate or affiliate of such person has any beneficial interest, direct or indirect, in the securities or property of the Resulting Issuer or of an associate or affiliate of it, and no professional person is expected to be elected, appointed or employed as a director, senior officer or employee of the Resulting Issuer or of an associate or affiliate of it, or as a Promoter of any such entity or of an associate or affiliate of any such entity.

Schedule “A”

2010 Stock Option Plan of Peninsula

STOCK OPTION PLAN

1.

Purpose

The purpose of the Stock Option Plan (the “Plan”) of Zodiac Exploration Inc., a corporation incorporated under the Business Corporations Act (Alberta) (the “Corporation”) is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, if any, to acquire common shares in the share capital of the Corporation (the “Shares”), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2.

Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a special committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation, is hereinafter referred to as the “Board”).  A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the directors.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan.  All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve.  Each such agreement shall recite that it is subject to the provisions of this Plan.

Each option granted by the Corporation prior to the date of the approval of the Plan by the shareholders of the Corporation, including options granted under previously approved stock option plans of the Corporation, be and are continued under and shall be subject to the terms of the Plan after the Plan has been approved by the shareholders of the Corporation.

3.

Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the “Exchange”).

4.

Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the Shares to be offered under the Plan shall consist of Shares of the Corporation's authorized but unissued Shares.  The aggregate number of Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding Shares of the Corporation from time to time.  If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Plan.

5.

Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of Shares as will be sufficient to satisfy the requirements of the Plan.

6.

Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries (“Management Company Employees”) shall be eligible for selection to participate in the Plan (such persons hereinafter collectively referred to as “Participants”).  Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

A Participant who has been granted an option may, if such Participant is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7.

Exercise Price

(a)

Options may be exercised at a price that shall be fixed by the Board at the time that the option is granted.  No option shall be granted with an exercise price at a discount to the market price. The market price shall be the closing price of the Shares on the Exchange on the first day preceding the date of grant on which at least one board lot of Shares traded.

(b)

Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

8.

Number of Optioned Shares

(a)

The aggregate number of Shares that may be issued pursuant to the exercise of Options awarded under the Plan and all other security based compensation arrangements of the Corporation is 10% of the issued and outstanding Shares from time to time, subject to the following additional limitations:

(i)

the aggregate number of Shares reserved for issuance to any one person under the Plan, together with all other security based compensation arrangements of the Corporation, must not exceed 5% of the then outstanding Shares (on a non-diluted basis);

(ii)

in the aggregate, no more than 10% of the issued and outstanding Shares (on a non-diluted basis) may be reserved at any time for insiders as defined in subsection 1(i) of the Securities Act (Alberta) and includes an associate, as defined in subsection 1(a.1) of the Securities Act (Alberta) (“Insider(s)”) under the Plan, together with all other security based compensation arrangements of the Corporation;

(iii)

the number of securities of the Corporation issued to Insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Shares;

(iv)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any twelve-month period to any one consultant of the Corporation (or any of its subsidiaries); and

(v)

Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Shares of the Corporation in any twelve month period to persons employed to provide investor relations activities.  Options granted to Consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than ¼ of the options vesting in any 3 month period.

(b)

The number of Shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

9.

Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections 11 and 12, provided that in no circumstances shall the duration of an option exceed the maximum term permitted by the Exchange.  For greater certainty, if the Corporation is listed on the TSX Venture Exchange Inc. (“TSX Venture”), the maximum term may not exceed 10 years.  The TSX does not impose a maximum term for the duration of an option.

Should the expiry date of an Option fall within a Black Out Period or within nine business days following the expiration of a Black Out Period, such expiry date of the Option shall be automatically extended without any further act or formality to that date which is the tenth business day after the end of the Black Out Period, such tenth business day to be considered the expiry date for such Option for all purposes under the Plan.  The ten business day period referred to in this paragraph may not be extended by the Board.

“Black Out Period” means the period during which the relevant Participant is prohibited from exercising an Option due to trading restrictions imposed by the Corporation pursuant to any policy of the Corporation respecting restrictions on trading that is in effect at that time.

10.

Option Period, Consideration and Payment

(a)

The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b)

Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)

Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period.  To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d)

Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of Shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the option is exercised.  No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares of the Corporation unless and until the certificates for Shares issuable pursuant to options under the Plan are issued to him or them under the terms of the Plan.

11.

Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation, or its subsidiaries, or ceases to be a Management Company Employee, for any reason (other than death), such Participant may exercise his option to the extent that the Participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Participant ceases to be a director, officer, consultant, employee or a Management Company Employee, subject to extension at the discretion of the Board,  unless such Participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the Participant's services to the Corporation, subject to extension at the discretion of the Board.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12.

Death of Participant

Notwithstanding section 11, in the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a)

by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b)

if and to the extent that such Participant was entitled to exercise the Option at the date of his death.

13.

Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such option until certificates representing such Shares shall have been issued and delivered.

14.

Proceeds from Sale of Shares

The proceeds from the sale of Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15.

Adjustments

If the outstanding Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation or another Corporation or entity through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, or any adjustment relating to the Shares optioned or issued on exercise of options, or the exercise price per share as set forth in the respective stock option agreements, shall be adjusted in accordance to the terms of such agreements.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.  No fractional Share shall be required to be issued under the Plan on any such adjustment.

16.

Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange.  During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17.

Amendment and Termination of Plan

The Board may terminate or discontinue the Plan at any time without the consent of the Participants provided that such termination or discontinuance shall not alter or impair any Option previously granted under the Plan.

The Board may by resolution amend this Plan and any Options granted under it without shareholder approval, however, the Board will not be entitled, in the absence of shareholder and Exchange approval, to:

(a)

reduce the exercise price of an Option held by an Insider of the Corporation;

(b)

extend the expiry date of an Option held by an Insider of the Corporation (subject to such date being extended by virtue of paragraph 9 above)

(c)

amend the limitations on the maximum number of Shares reserved or issued to Insiders under paragraphs 8(a)(ii) and 8(a)(iii) hereof;

(d)

increase the maximum number of Shares issuable pursuant to this Plan; or

(f)

amend the amendment provisions of this Plan under this Article 17.

Where shareholder approval is sought for amendments under subsections (a), (b) and (c) above, the votes attached to Shares held directly or indirectly by Insiders benefiting from the amendments will be excluded.

18.

Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver Shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation.  If any Shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19.

Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

20.

Interpretation

The Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

Schedule “B”

Transaction/Arrangement Resolutions

Schedule “B-1”

Transaction Resolution – Peninsula Resources Ltd.

RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1.

The acquisition (the “Transaction”) of 100% of the issued and outstanding common shares (the “Zodiac Shares”) of Zodiac Exploration Corp. (“Zodiac”) by Peninsula Resources Ltd. (“Peninsula”) in exchange for common shares of Peninsula (the “Peninsula Shares”), on a 1.45 Peninsula Shares for 1.0 Zodiac Share basis, pursuant to the terms and conditions of an arrangement agreement dated August 19, 2010 among Peninsula, Zodiac and 1543081 Alberta Ltd. (the “Arrangement Agreement”) and as more particularly described in the joint information circular of Peninsula and Zodiac dated August 27, 2010 and the change in control of Peninsula resulting therefrom be and is hereby authorized and approved and the Board of Directors of Peninsula (the “Board”) be and is hereby authorized to amend or revise the terms and conditions of the Transaction in its discretion to the extent permitted by the Arrangement Agreement without further notice to or approval of the shareholders of Peninsula;

2.

The Arrangement Agreement among Peninsula, Zodiac and 1543081 Alberta Ltd. be and is hereby ratified, confirmed, authorized and approved and the Board be and is hereby authorized and empowered to amend or revise the Arrangement Agreement in its discretion to the extent permitted therein without further notice to or approval of the shareholders of Peninsula;

3.

Notwithstanding that the Transaction has received the approval of the shareholders of Peninsula, the Board may, subject to the terms of the Transaction, (i) amend the Arrangement Agreement; or (ii) decide not to proceed with the Transaction or revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement) without further notice to or approval of the shareholders of Peninsula; and

4.

Any one director or officer of Peninsula be and is hereby authorized and empowered, acting for, in the name of and on behalf of Peninsula, to do all such acts and things and execute, under the corporate seal of Peninsula or otherwise, deliver and file, as the case may be, or cause to be delivered and filed all other documents and instruments necessary or desirable to carry out this resolution including the filing of all documents with regulatory authorities and the TSX Venture Exchange.

Schedule “B-2”

Arrangement Resolution – Zodiac Exploration Corp.

RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.

The arrangement under Section 193 of the Business Corporations Act (Alberta)(the “Arrangement”) involving Zodiac Exploration Corp. (“Zodiac”) and its shareholders as set forth in the Plan of Arrangement attached as Exhibit “A” to the Arrangement Agreement among Zodiac, Peninsula Resources Ltd. (“Peninsula”) and 1543081 Alberta Ltd. dated as of August 19, 2010 (the “Arrangement Agreement”) and as more particularly described in the joint information circular of Zodiac and Peninsula dated August 27, 2010 be and is hereby authorized and approved and the Board of Directors of Zodiac (the “Board”) be and is hereby authorized  to amend or revise the Arrangement in its discretion to the extent permitted by the Arrangement Agreement without further notice to or approval of the shareholders of Zodiac;

2.

The Arrangement Agreement among Zodiac, Peninsula and 1543081 Alberta Ltd. is hereby ratified, confirmed, authorized and approved and the Board be and is hereby authorized and empowered to amend or revise the Arrangement Agreement in its discretion to the extent permitted therein without further notice to or approval of the shareholders of Zodiac;

3.

Notwithstanding that the Arrangement has received the approval of the Court of Queen’s Bench of Alberta and the shareholders of Zodiac, the Board may, subject to the terms of the Arrangement, (i) amend the Arrangement Agreement and/or the Plan of Arrangement; or (ii) decide not to proceed with the Arrangement or revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement) without further notice to or approval of the shareholders of Zodiac; and

4.

Any one director or officer of Zodiac be and is hereby authorized and empowered, acting for, in the name of and on behalf of Zodiac, to do all such acts and things and execute, under the corporate seal of Zodiac of otherwise, deliver and file, as the case may be, or cause to be delivered and filed all other documents and instruments necessary or desirable to carry out this resolution.

Schedule “C”

Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 193 OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 2
INTERPRETATION

2.1

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

“AcquisitionCo” means 1543081 Alberta Ltd.;

“AcquisitionCo Common Shares” means the common shares in the capital of AcquisitionCo;

“AmalCo” means the continuing corporation resulting from the Amalgamation;

“AmalCo Common Shares” means the common shares in the capital of AmalCo;

“Amalgamation” means the amalgamation of AcquisitionCo and Zodiac pursuant to this Plan of Arrangement;

“Arrangement” means the arrangement under the provisions of Section 193 of the ABCA, on the terms and conditions set forth in this Plan of Arrangement, as supplemented, modified or amended, and not to any particular Article, Section, Subsection or other portion hereof;

“Arrangement Agreement” means the arrangement agreement dated as of August 19, 2010 among Peninsula, Zodiac and AcquisitionCo;

 “Articles of Amalgamation” means the articles of amalgamation in respect of the Amalgamation by way of Arrangement required by the ABCA to be filed with the Registrar after the Final Order is made in order for the Amalgamation to become effective;

“Business Day” means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday  in Calgary, Alberta under the laws of the Province of Alberta or  the federal laws of Canada;

“Certificate” means the certificate issued by the Registrar pursuant to Subsection 185(4) of the ABCA giving effect to the Amalgamation;

“Court” means the Court of Queen's Bench of Alberta;

“Depositary” means Olympia Trust Company;

“Dissent Rights” means the rights of dissent granted in favour of registered Zodiac Shareholders in respect of the Arrangement Resolution in accordance with Article 4;

“Dissenting Shareholder” means a registered Zodiac Shareholder who, in connection with the Arrangement Resolution at the meeting of Zodiac Shareholders to approve the Arrangement, has sent to Zodiac a written objection and a demand for payment within the time limits and in the manner prescribed by Section 191 of the ABCA, with respect to such Zodiac Shareholder's Zodiac Shares, in strict compliance with the Dissent Rights;

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“Effective Date” means the date set out in the Certificate as being the effective date of the Arrangement;

“Effective Time” means 12:01 a.m. (Calgary time) on the Effective Date;

“Financing Price” means the price paid for each Zodiac Subscription Receipt;

"Final Exchange Bulletin" means the bulletin issued by the TSX Venture Exchange following closing of the Arrangement and the submission of all post-approval documents which evidences the final TSX Venture Exchange acceptance of the Arrangement;

“Final Order” means the order of the Court approving the Arrangement and to be granted pursuant to Subsection 193(9) of the ABCA in respect of the Zodiac Shareholders, Zodiac Subscription Receiptholders, Zodiac, Peninsula, and AcquisitionCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Governmental Entity” means any (i) national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (ii) subdivision, agent, commission, board or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of the Zodiac Shareholders, Zodiac Subscription Receiptholders, Zodiac, Peninsula and AcquisitionCo, containing declarations and directions with respect to the Arrangement and the holding of the meeting of Zodiac Shareholders, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

“Laws” means all laws, by-laws, statutes, regulations, rules, orders, ordinances, judgements, decrees and other requirements, terms and conditions of any grant of approval, permission, authority, permit or license of any Governmental Entity or self-regulatory authority; and the term “applicable” with respect to such Laws and in the context that refers to one or more Parties, means such Laws as are applicable to such Party or Parties or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal in the form to be delivered by Zodiac to the Zodiac Shareholders, to be used by such holders for the purpose of delivering the certificates representing their Zodiac Shares to the Depositary as provided in Article 5;

“Parties” means, collectively, Peninsula, AcquisitionCo and Zodiac; and “Party” means any one of them;

“Peninsula” means Peninsula Resources Ltd.;

“Peninsula Shareholders” means the holders of Peninsula Shares;

“Peninsula Shares” means the Class “A” common shares in the capital of Peninsula which are outstanding immediately prior to the Effective Time;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

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“Registrar” means the Registrar of Corporations or Deputy Registrar of Corporations appointed pursuant to Section 263 of the ABCA;

“Release Dates” has the meaning given to such term in Appendix “A” to the Plan of Arrangement;

“Restrictions On Trading and Release from the Depositary” means the terms and conditions restricting the trading and release from the Depositary for the Zodiac Restricted Share Consideration as set forth in Appendix “A”;

“Securities Laws” means any applicable Canadian provincial securities laws and any other applicable securities law, rule, regulation, policy, notice, order and instrument promulgated thereunder;

“Shareholders” means, collectively, the Zodiac Shareholders and the Zodiac Class “A” Shareholders and “Shareholder” means any one of them;

“Zodiac” means Zodiac Exploration Corp.;

“Zodiac Arrangement Resolution” or “Arrangement Resolution” means the special resolution of the Zodiac Shareholders approving the Arrangement, as required by applicable Laws and the Interim Order;

“Zodiac Restricted Share Consideration” means 1.45 Peninsula Shares, subject to the Restrictions On Trading and Release from the Depositary as set forth in Appendix “A”, issued in exchange for each Zodiac Share;

“Zodiac Class “A” Share Consideration” means 1.45 Peninsula Shares issued in exchange for each Zodiac Class “A” Share;

“Zodiac Class “A” Shares” means the Class “A” common shares in the capital of Zodiac which are created as part of the Arrangement;

“Zodiac Class “A” Shareholder” means the holders of Zodiac Class “A” Shares;

“Zodiac Shareholders” means the holders of Zodiac Shares;

“Zodiac Subscription Receipts” means the subscription receipts of Zodiac which are outstanding immediately prior to the Effective Time;

“Zodiac Subscription Receiptholders” means the holders of Zodiac Subscription Receipts; and

“Zodiac Shares” means the common shares in the capital of Zodiac which are outstanding immediately prior to the Effective Time.

2.2

In this Plan of Arrangement, unless otherwise expressly stated:

(a)

the division of this Plan of Arrangement into Articles, Sections and Subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement;

(b)

the words “hereunder”, “hereof” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection and references to “Articles”, “Sections” and “Subsections” are to Articles, Sections and Subsections of this Plan of Arrangement;

(c)

words importing the singular include the plural and vice versa, and words importing any gender include all genders;

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(d)

the word “including” means “including without limiting the generality of the foregoing”;

(e)

references to dollar amounts are to Canadian dollars; and

(f)

a reference to any statute or section thereof is to that statute as now enacted or as the statute or section may from time to time be amended, consolidated, re-enacted or replaced and includes any regulation promulgated thereunder.

2.3

In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

2.4

The following appendices are annexed to this Plan of Arrangement and are hereby incorporated by reference herein into this Plan of Arrangement and form part hereof:

Appendix “A” - Summary of Restrictions On Trading and Release from the Depositary for Holders of Zodiac Shares.

ARTICLE 3
ARRANGEMENT AGREEMENT

3.1

i)

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

(b)

This Plan of Arrangement will become effective on, and will be binding on and after, the Effective Time on: (i) AcquisitionCo; (ii) Zodiac; (iii) Peninsula, (iv) Zodiac Shareholders; and (v) the Zodiac Subscription Receiptholders.

ARTICLE 4
ARRANGEMENT

4.1

Commencing at the Effective Time in one minute intervals, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a)

The articles of Zodiac will be amended as set out in Appendix “B” to Schedule “A” to the Arrangement Agreement such that Zodiac creates and is authorized to issue an unlimited number of Zodiac Class “A” Shares with the rights and restrictions set out in Appendix “B” to Schedule “A” to the Arrangement Agreement.

(b)

each issued and outstanding Zodiac Subscription Receipt shall be, and shall be deemed to be, exchanged for one Zodiac Class “A” Share, and for each such Zodiac Class “A” Share there shall be added to the stated capital account for the Zodiac Class “A” Shares an amount equal to the Financing Price;

(c)

AcquisitionCo and Zodiac shall be amalgamated and continued as one corporation, AmalCo, in accordance with the following:

(i)

the Zodiac Shares, shall be cancelled without any repayment of capital;

(ii)

the Zodiac Class “A” Shares, shall be cancelled without any repayment of capital;

(iii)

the articles of AmalCo shall be the same as the articles of AcquisitionCo, and the name of AmalCo shall be “Zodiac Exploration Corp.”;

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(iv)

no securities shall be issued by AmalCo in connection with the amalgamation and for greater certainty, the AcquisitionCo Common Shares issued by AcquisitionCo shall survive and continue to be the AmalCo Common Shares without amendment;

(v)

the registered office of AmalCo shall be located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, Canada, T2P 3N9;

(vi)

the property of each of the amalgamating corporations shall continue to be the property of AmalCo;

(vii)

AmalCo shall continue to be liable for the obligations of all of the amalgamating corporations;

(viii)

any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(ix)

any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations shall be able to be continued to be prosecuted by or against AmalCo;

(x)

a conviction against, or ruling, order or judgment in favour of or against, any of the amalgamating corporations shall be able to be enforced by or against AmalCo;

(xi)

the Articles of Amalgamation shall be deemed to be the Articles of Incorporation of AmalCo and the Certificate of Amalgamation shall be deemed to be the Certificate of Incorporation of AmalCo;

(xii)

the by-laws of AmalCo shall be the by-laws of AcquisitionCo until repealed, altered or amended;

(xiii)

the first directors of AmalCo shall be the persons whose names and municipality of residence appear below:

(xiv)

the first officers of AmalCo shall be;

Name	Municipality of Residence
Murray Rodgers	Calgary, Alberta

and

Name and Title	Municipality of Residence
Louisa Slobodnik - COO	Calgary, Alberta
Randy Neely – CFO	Calgary, Alberta

(xv)

the first auditors of AmalCo shall be PriceWaterhouseCoppers LLP.  The first auditors of AmalCo shall hold office until the first annual meeting of AmalCo following the amalgamation or until their successors are elected or appointed.

(d)

on the Amalgamation:

(i)

the issued and outstanding Zodiac Shares and Zodiac Class “A” Shares (issued pursuant to Section 3.1(b) of this Plan of Arrangement) and the AcquisitionCo Common Shares, other than Zodiac Shares held by a holder who has validly exercised its Dissent Rights and who is ultimately entitled to be paid fair value for the Zodiac Shareholder’s Zodiac Shares, shall be exchanged for Peninsula Shares or converted into issued and outstanding AmalCo Common Shares as follows:

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(A)

each Zodiac Share held by a Zodiac Shareholder shall be exchanged for the Zodiac Restricted Share Consideration, subject to Article 6 pursuant to which:

(1)

such Zodiac Shareholder shall cease to be a holder of Zodiac Shares and the name of such Zodiac Shareholder shall be deemed to be removed from the central securities register of holders of Zodiac Shares;

(2)

Peninsula shall issue from treasury and cause to be delivered to such holder the Peninsula Shares to which such holder is entitled as aforesaid and the name of such holder shall be added to the central securities register of holders of Peninsula Shares showing such holder as the registered holder of the Peninsula Shares so issued; and

(3)

each Zodiac Share so exchanged shall be cancelled;

(B)

each Zodiac Class “A” Share held by a former Zodiac Subscription Receiptholder shall be exchanged for the Zodiac Class “A” Share Consideration, subject to Article 6 pursuant to which:

(1)

such Zodiac Class “A” Shareholder shall cease to be a holder of Zodiac Class “A” Shares and the name of such Zodiac Class “A” Shareholder shall be deemed to be removed from the central securities register of holders of Zodiac Class “A” Shares;

(2)

Peninsula shall issue from treasury and cause to be delivered to such Zodiac Class “A” Shareholder the Peninsula Shares to which such Zodiac Class “A” Shareholder is entitled as aforesaid and the name of such Zodiac Class “A” Shareholder shall be added to the central securities register of holders of Peninsula Shares showing such Zodiac Class “A” Shareholder as the registered holder of the Peninsula Shares so issued; and

(3)

each Zodiac Class “A” Share so exchanged shall be cancelled;

(C)

all AcquisitionCo Common Shares shall be deemed to be converted on a share for share basis into fully paid and non-assessable AmalCo Common Shares on the basis of one fully paid and non-assessable AmalCo Common Share for each one AcquisitionCo Common Share.

4.2

With respect to each holder of Zodiac Shares (other than Dissenting Shareholders) at the Effective Time:

(a)

upon the exchange of the Zodiac Shares for the Zodiac Restricted Share Consideration pursuant to Section 3.1 (d):

(i)

such Zodiac Shareholder shall cease to be a holder of the Zodiac Shares so exchanged and the name of such Zodiac Shareholder shall be removed from the register of Zodiac Shareholders as it relates to the Zodiac Shares so exchanged; and

(ii)

such Zodiac Shareholder shall become a holder of Peninsula Shares subject to the Restrictions On Trading and Release from the Depositary as set forth in Appendix “A” and the name of such Zodiac Shareholder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the Zodiac Shareholder's Zodiac Shares;

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4.3

With respect to each holder of Zodiac Class “A” Shares at the Effective Time:

(a)

upon the exchange of the Zodiac Class “A” Shares for the Zodiac Class “A” Share Consideration pursuant to Section 3.1 (d):

(i)

such Zodiac Class “A” Shareholder shall cease to be a holder of the Zodiac Class “A” Shares so exchanged and the name of such Zodiac Class “A” Shareholder shall be removed from the applicable register of holders of Zodiac Class “A” Shares as it relates to the Zodiac Class “A” Shares so exchanged; and

(ii)

such Zodiac Class “A” Shareholder shall become a holder of Peninsula Shares and the name of such Zodiac Class “A” Shareholder shall be added to the register of holders of Peninsula Shares with respect to the Peninsula Shares issued in exchange for the Zodiac Class “A” Shareholder’s Zodiac Class “A” Shares;

4.4

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, claims, encumbrances, charges, adverse interests or security interests (but subject to the Restrictions On Trading and Release from the Depositary which will be applied to holders of Peninsula Shares issued pursuant to the Zodiac Restricted Share Consideration).

ARTICLE 5
RIGHTS OF DISSENT

5.1

Each registered holder of Zodiac Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order.  A Dissenting Shareholder shall, on the Effective Date, cease to have any rights as a holder of Zodiac Shares and shall only be entitled to be paid the fair value of the Zodiac Shareholder's Zodiac Shares.  A Dissenting Shareholder who is paid the fair value of the holder's Zodiac Shares shall be deemed to have transferred the holder's Zodiac Shares to Zodiac as applicable, for cancellation on the Effective Date, notwithstanding the provisions of Section 191 of the ABCA.  A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Zodiac Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Zodiac Shares.  Notwithstanding the provisions of Section 191 of the ABCA, the fair value of the Zodiac Shares shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the applicable Zodiac Shareholders at the meeting of Zodiac Shareholders to approve the Arrangement; but in no event shall AcquisitionCo be required to recognize such Dissenting Shareholder as a shareholder of Zodiac after the Effective Time and the names of such holders shall be removed from the applicable register of Zodiac Shareholders as at the Effective Time.  For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to exercise Dissent Rights with respect to the Arrangement.

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ARTICLE 6
ENTITLEMENT TO SHARE CERTIFICATES AND PAYMENTS

6.1

ii)

From and after the Effective Time, certificates formerly representing Zodiac Shares and Zodiac Class “A” Shares, will, with respect to Zodiac Shareholders and Zodiac Subscription Receiptholders, cease to represent such securities and will represent only the right to receive the consideration to which the Zodiac Shareholders and Zodiac Subscription Receiptholders are entitled in exchange for such securities in accordance with this Plan of Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Article 4, to receive the fair value of the shares represented by such certificates.

(b)

Peninsula shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Zodiac Shares acquired by Amalco under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Zodiac Shares, either:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) to such former Zodiac Shareholder at the address specified in the Letter of Transmittal, following each of the Release Dates as set forth in the Restrictions On Trading and Release from the Depositary; or

(ii)

if requested by such former Zodiac Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pick up by such holder following each of the Release Dates as set forth in the Restrictions On Trading and Release from the Depositary, the certificates representing the number of Peninsula Shares issuable to such former Zodiac Shareholder under the Arrangement.

(c)

Peninsula shall, as soon as practicable following the Effective Date:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) to each former Zodiac Subscription Receiptholder at the address specified in the records of the Depositary; or

(ii)

make available or cause to be made available at the Depositary for pick up by such holder,

the certificates representing the number of Peninsula Shares issuable to such former Zodiac Subscription Receiptholder under the Arrangement.

(d)

If any certificate formerly representing Zodiac Shares or Zodiac Class “A” Shares which immediately prior to the Effective Time represented an interest in Zodiac Shares or Zodiac Class “A” Shares described therein that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any distributions with respect thereto) as determined in accordance with the Arrangement.  The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to Peninsula and its transfer agent in such form as is satisfactory to Peninsula and such transfer agent or otherwise indemnify Zodiac, Peninsula and its transfer agent, to the reasonable satisfaction of such parties, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

                                                                                                     C-9

(e)

All distributions payable with respect to any Peninsula Shares allotted and issued pursuant to this Arrangement for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof.  All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate.  The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

(f)

Any certificate formerly representing Zodiac Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the day that is five years less one day from the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Zodiac Shares to receive the certificates representing the Peninsula Shares issuable pursuant to the Arrangement shall terminate.

(g)

No certificates representing fractional Peninsula Shares shall be issued under this Plan of Arrangement.  In lieu of any fractional Peninsula Share, each registered Shareholder or holder of Zodiac Subscription Receipts otherwise entitled to a fractional interest in a Peninsula Share will receive the nearest whole number of Peninsula Shares.  For greater certainty, where such fractional interest is greater than or equal to 0.5, the number of Peninsula Shares will be rounded up to the nearest whole number of Peninsula Shares and where such fractional interest is less than 0.5, the number of Peninsula Shares to be issued will be rounded down to the nearest whole number.

6.2

Peninsula, AcquisitionCo and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any Zodiac Shareholder or former Zodiac Subscription Receiptholders and, for greater certainty, from any amount payable to a Dissenting Shareholder, as the case may be under this Plan of Arrangement such amounts as Peninsula, AcquisitionCo or the Depositary are required or reasonably believe to be required to deduct and withhold from such consideration in accordance with the Income Tax Act (Canada) or any provision of any federal, provincial, local or foreign tax law, in each case, as amended.  Any such amounts will be deducted and withheld from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the Shareholder or Zodiac Subscription Receiptholders in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 7
AMENDMENTS

7.1

iii)

The Parties may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be: (i) set out in a written document; (ii) approved by all of the Parties; (iii) filed with the Court and, if made following any meeting, approved by the Court; and (iv) communicated to Zodiac Shareholders and Zodiac Subscription Receiptholders, if and as required by the Court.

(b)

Any amendment of, modification or supplement to this Plan of Arrangement may be proposed by any Party at any time prior to or at any meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)

Any amendment of, modification or supplement to this Plan of Arrangement that is approved by the Court following any meeting will be effective only if it is consented to by each of the Parties and, if required by the Court, by the Zodiac Shareholders voting in the manner directed by the Court.

                                                                                                     C-10

ARTICLE 8
FURTHER ASSURANCES

8.1

Each of the Parties will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to facilitate, execute, document and evidence the transactions and events provided for in this Plan of Arrangement.

                                                                                                     C-11

APPENDIX “A”

Restrictions On Trading and Release from the Depositary For Holders of Zodiac Shares

Percentage of Peninsula Shares Received	Date the Restriction on Trading Expires and the Peninsula Shares are released from the Depositary (collectively the “Release Dates”)
15%	Upon issuance of the Final Exchange Bulletin
15%	That date that is three months from the Final Exchange Bulletin
20%	That date that is six months from the Final Exchange Bulletin
15%	That date that is nine months from the Final Exchange Bulletin
15%	That date that is twelve months from the Final Exchange Bulletin
20%	That date that is 15 months from the Final Exchange Bulletin

The board of directors of Zodiac may accelerate any of the Release Dates by three months for each 33% increase in market capitalization above $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement.  Market capitalization shall be calculated as a multiple of the ten day weighted average share price on an exchange and the number of basic Peninsula Shares outstanding.  The change in market capitalization shall be calculated starting with $0.35 x the number of Peninsula Shares outstanding immediately following the closing of the Arrangement as the market capitalization.

                                                                                                     C-12

APPENDIX “B”

CLASS “A” COMMON SHARES

Voting Rights

The holders of Class “A” Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class “A” Common Shares as such).

Dividends

The holders of Class “A” Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class “A” Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class “A” Common Shares in respect of dividends.

Liquidation

The holders of Class “A” Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class “A” Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of the Common shares, in such assets of the Corporation as are available for distribution.

Schedule “D”

Section 191 of the ABCA

191(1)

Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a)

amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)

amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1)

amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c)

amalgamate with another corporation, otherwise than under section 184 or 187,

(d)

be continued under the laws of another jurisdiction under section 189, or

(e)

sell, lease or exchange all or substantially all its property under section 190.

(2)

A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3)

In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5)

A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a)

at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)

if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6)

An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a)

by the corporation, or

(b)

by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

                                                                                                     D-1

(7)

If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8)

Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a)

at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b)

within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9)

Every offer made under subsection (7) shall

(a)

be made on the same terms, and

(b)

contain or be accompanied with a statement showing how the fair value was determined.

(10)

A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11)

A dissenting shareholder

(a)

is not required to give security for costs in respect of an application under subsection (6), and

(b)

except in special circumstances must not be required to pay the costs of the application or appraisal.

(12)

In connection with an application under subsection (6), the Court may give directions for

(a)

joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b)

the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)

the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)

the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e)

the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)

the service of documents, and

(g)

the burden of proof on the parties.

(13)

On an application under subsection (6), the Court shall make an order

(a)

fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

                                                                                                     D-2

(b)

giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c)

fixing the time within which the corporation must pay that amount to a shareholder, and

(d)

fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14)

On

(a)

the action approved by the resolution from which the shareholder dissents becoming effective,

(b)

the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)

the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15)

Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16)

Until one of the events mentioned in subsection (14) occurs,

(a)

the shareholder may withdraw the shareholder’s dissent, or

(b)

the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17)

The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18)

If subsection (20) applies, the corporation shall, within 10 days after

(a)

the pronouncement of an order under subsection (13), or

(b)

the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19)

Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20)

A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)

the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)

the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

Schedule “E”

Articles of Continuance and By-Laws of the Resulting Issuer

Articles of Continuance

Business Corporations Act
Sections 188, 273 and 274

1. Name of Corporation	2. Corporate Access Number
Zodiac Exploration Inc.	

3. **The classes of shares, and any maximum number of shares that the corporation is authorized to issue:**

   See attached Schedule A

4. **Restrictions on share transfers** *(if there are no restrictions, enter "NONE"):*

   None

5. **Number, or minimum and maximum number of directors:**

   Minimum 1 - Maximum 11

6. **If the corporation is restricted FROM carrying on a certain business or restricted TO carrying on a certain business, specify the restrictions** *(if there are no restrictions, enter "NONE"):*

   None.

7. **If a change of name is effected, indicate previous name:**

   Peninsula Resources Ltd.

9. **Other rules or provisions** *(if there are no rules or provisions, enter "NONE"):*

   See attached Schedule B

____
Name of Person Authorizing *(signature)*

____
Name of Person Authorizing *(please print)*

____
Title *(please print)*

____
Date

This information is being collected for the purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Coordinator for Alberta Registries, Box 3140, Edmonton, Alberta T5J 4L4, (780) 427-7013.

REG 3039 (Rev. 2003/05)

SCHEDULE "A"

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

Voting Rights

Dividends

Liquidation

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of

G:\066574\0001\Minute Book\Schedule A (Common-Preferred).doc

2

such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, the extent, if any, of further participation on a Distribution, voting rights, if any, and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

G:\066574\0001\Minute Book\Schedule A (Common-Preferred).doc

SCHEDULE "B"

(a) The directors of the corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within or outside of Alberta.

W:\066574\0006\Minute Book\Articles of Amendment (Remove PrivCo Restrictions) 01.DOC

GENERAL BY-LAW

BY-LAW NO. 1

A BY-LAW RELATING GENERALLY TO THE CONDUCT OF THE AFFAIRS OF

ZODIAC EXPLORATION INC.

(HEREINAFTER CALLED THE “CORPORATION”)

IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

1.01

In the by-laws of the Corporation, unless the context otherwise specifies or requires:

a.

“Act” means the Business Corporations Act of Alberta, as from time to time amended and every statute that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefore in the new statute or statutes;

b.

“appoint” includes “elect” and vice versa;

c.

“articles” means the articles of incorporation or continuance of the Corporation, as from time to time amended or restated;

d.

“board” means the board of directors of the Corporation;

e.

“business day” means a day which is not a non-business day;

f.

“by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

g.

“meeting of shareholders” includes an annual and a special meeting of shareholders;

h.

“non-business day” means Saturday, Sunday and any other day that is a holiday as from time to time defined in The Interpretation Act of Alberta;

i.

“Regulations” means the regulations under the Act as published or from time to time amended and every regulation that may be substituted therefore and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefore in the new regulations;

j.

“signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by virtue of section 3.01 of this by-law or by a resolution passed pursuant thereto; and

k.

“special meeting of shareholders” means a meeting of any particular class or classes of shareholders and a meeting of all shareholders entitled to vote at any annual meeting of shareholders at which special business is to be transacted.

Save as aforesaid, all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall, unless the context otherwise specifies or requires, have the meanings given to such terms in the Act or the Regulations.  Words importing the singular number include the plural and vice versa; the masculine shall include the feminine; and the word “person” shall include an individual, partnership, association, body corporate, body politic, trustee, executor, administrator and legal representative.

Headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

DIVISION TWO
BANKING AND SECURITIES

2.01

Banking Arrangements

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefore, shall be transacted with such banks, trust companies or other bodies corporate or organizations or any other persons as may from time to time be designated by or under the authority of the board.  Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of power as the board may from time to time prescribe or authorize.

2.02

Voting Rights in Other Bodies Corporate

The signing officers of the Corporation may execute and deliver instruments of proxy and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation.  Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of such voting certificates or evidence of the right to exercise such voting rights.  In addition, the board, or failing the board, the signing officers of the Corporation, may direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

DIVISION THREE
EXECUTION OF INSTRUMENTS

3.01

Authorized Signing Officers

Unless otherwise authorized by the board, deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two of the president, chairman of the board, managing director, any vice-president, any director, secretary, treasurer, any assistant secretary or any assistant treasurer or any other officer created by by-law or by the board.  In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed.  Any signing officer may affix the corporate seal to any instrument requiring the same, but no instrument is invalid merely because the corporate seal is not affixed thereto.

3.02

Cheques, Drafts and Notes

All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or person or persons, whether or not officers of the Corporation, and in such manner as the board may from time to time designate by resolution.

DIVISION FOUR
DIRECTORS

4.01

Number

The board shall consist of such number of directors as is fixed by the articles, or where the articles specify a variable number, shall consist of such number of directors as is not less than the minimum nor more than the maximum number of directors provided in the articles and as shall be fixed from time to time by resolution of the shareholders.

4.02

Election and Term

Subject to the articles or a unanimous shareholder agreement, the election of directors shall take place at each annual meeting of shareholders and all of the directors then in office, unless elected for a longer period of time (not to exceed the close of the third (3rd) annual meeting of shareholders following election), shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any such meeting shall, subject to the articles or a unanimous shareholder agreement, be the number of directors then in office, or the number of directors whose terms of office expire at the meeting, as the case may be, except that, if cumulative voting is not required by the articles and the articles otherwise permit, the shareholders may resolve to elect some other number of directors.  Where the shareholders adopt an amendment to the articles to increase the number or minimum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.  If the articles provide for cumulative voting, each director elected by shareholders (but not directors elected or appointed by creditors or employees) ceases to hold office at the annual meeting and each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him multiplied by the number of directors he is entitled to vote for, and he may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.  If he has voted for more than one candidate without specifying the distribution among such candidate, he shall be deemed to have divided his votes equally among the candidates for whom he voted.

4.03

Removal of Directors

Subject to the Act and the articles, the shareholders may by ordinary resolution passed at a special meeting remove any director from office, except a director elected by employees or creditors pursuant to the articles or a unanimous shareholder agreement, and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the board.  However, if the articles provide for cumulative voting, no director shall be removed pursuant to this section where the votes cast against the resolution for his removal would, if cumulatively voted at an election of the full board, be sufficient to elect one or more directors.

4.04

Consent

A person who is elected or appointed a director is not a director unless:

a.

he was present at the meeting when he was elected or appointed and did not refuse to act as a director, or

b.

if he was not present at the meeting when he was elected or appointed:

i.

he consented in writing to act as a director before his election or appointment or within ten (10) days after it, or

ii.

he has acted as a director pursuant to the election or appointment.

4.05

Vacation of Office

A director of the Corporation ceases to hold office when:

a.

he dies or resigns;

b.

he is removed in accordance with section 109 of the Act; or

c.

he becomes disqualified under subsection 105(1) of the Act.

4.06

Committee of Directors

The directors may appoint from among their number a managing director, who must be a resident Canadian, or a committee of directors, however designated, of which at least one-quarter of the members must be resident Canadians, and subject to section 115 of the Act may delegate to the managing director or such committee any of the powers of the directors.  A committee may be comprised of one director.

4.07

Transaction of Business of Committee

Subject to the provisions of this by-law with respect to participation in a meeting, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all of the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place in or outside Alberta and may be called by any one member of the committee giving notice in accordance with the by-laws governing the calling of meetings of the board.

4.08

Procedure

Unless otherwise determined herein or by the board, each committee shall have the power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

4.09

Remuneration and Expenses

Subject to any unanimous shareholder agreement, the directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.10

Vacancies

Subject to the Act, a quorum of the board may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors or from a failure to elect the number or minimum number of directors required by the articles.  If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and, if they fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

4.11

Action by the Board

Subject to any unanimous shareholder agreement, the board shall manage or supervise the management of the business and affairs of the Corporation.  Notwithstanding a vacancy among the directors, a quorum of directors may exercise all the powers of the directors.  If the Corporation has only one director, that director may constitute a meeting.

DIVISION FIVE
MEETING OF DIRECTORS

5.01

Place of Meeting

Meetings of the board may be held at any place within or outside Alberta.

5.02

Notice of Meeting

Unless the board has made regulations otherwise, meetings of the board may be summoned on twenty-four (24) hours' notice, given verbally or in writing, and whether by means of telephone or telegraph, electronic means in accordance with the provisions of the Electronic Transactions Act, or any other means of communication.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

a.

submit to the shareholders any question or matter requiring approval of the shareholders;

b.

fill a vacancy among the directors or in the office of auditor;

c.

appoint additional directors;

d.

issue securities, except in the manner and on the terms authorized by the board;

e.

declare dividends;

f.

purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the board;

g.

pay a commission for the sale of shares;

h.

approve a management proxy circular;

i.

approve any financial statements to be placed before the shareholders at an annual meeting; or

j.

adopt, amend or repeal by-laws.

Provided, however, that a director may in any manner, and either before or after the meeting, waive notice of a meeting and attendance of a director at a meeting of the board shall constitute a waiver of notice of the meeting except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

For the first meeting of the board to be held immediately following an election of directors no notice of such meeting shall be necessary, and for a meeting of the board at which a director is to be appointed to fill a vacancy in the board, no notice of such  meeting shall be necessary to the newly elected or appointed director or directors in order to legally constitute the meeting, provided, in each case, that a quorum of the directors is present.

5.03

Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

5.04

Calling of the Meetings

Meetings of the board shall be held from time to time at such time and at such place as the board, the chairman of the board, the managing director, the president or any two directors may determine.  Should more than one of the above-named call a meeting at or for substantially the same time, there shall be only one meeting held and such meeting shall occur at the time and place determined by, in order of priority, the board, any two directors, the chairman, or the president.

5.05

Regular Meetings

The board may, from time to time, appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named.  A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, and forthwith to each director subsequently elected or appointed, but no other notice shall be required for any such regular meeting except where the Act or this by-law requires the purpose thereof or the business to be transacted thereat to be specified.

5.06

Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting:  chairman of the board, managing director or president.  If no such officer is present, the directors present shall choose one of their number to be chairman.

5.07

Quorum

Subject to the following section 5.08, the quorum for the transaction of business at any meeting of the board shall consist of a majority of the directors holding office or such greater number of directors as the board may from time to time determine.

5.08

One-Quarter Canadian Representation at Meetings

Directors shall not transact business at a meeting of directors unless at least one-quarter of the directors present are resident Canadians.  Notwithstanding the foregoing, directors may transact business at a meeting of directors when less than one-quarter of the directors present are resident Canadians if:

a.

a resident Canadian director who is unable to be present approves in writing or by electronic means, telephone or other communications facilities the business transacted at the meeting; and

b.

the number of resident Canadian directors present at the meeting, together with any resident Canadian director who gives his approval under clause (a), totals at least one-quarter of the directors present at the meeting.

5.09

Voting

Questions arising at any meeting of the board shall be decided by a majority of votes, and in the event of any equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

5.10

Participation in Meeting

A director may participate in a meeting of the board or a committee of the board by electronic means, telephone, or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a director participating in such meeting by such means is deemed to be present at the meeting.

5.11

Resolution in Lieu of Meeting

Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board or a committee of directors is as valid as if it had been passed at a meeting of the board or committee of directors, as the case may be.  A copy of every such resolution shall be kept with the minutes of the proceedings of the directors or committee of directors.  Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

5.12

Amendments to the Act

It is hereby affirmed that the intention of sections 4.06, 5.08 and 7.03, as they relate to Canadian representation, is to comply with the minimum requirements of the Act and in the event that such minimum requirements shall be amended, deleted or replaced such that no, or lesser, requirements with respect to Canadian representation are then in force, such sections shall be deemed to be correspondingly amended, deleted or replaced without any further act of the directors or shareholders of the Corporation.

DIVISION SIX
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.01

Conflict of Interest

A director or officer shall not be disqualified from his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or material transaction or proposed material contract or proposed material transaction with the Corporation or a subsidiary thereof.  Such a director or officer shall, however, disclose the nature and extent of his interest in the contract or transaction or proposed contract or transaction at the time and in the manner provided by the Act.  Subject to the provisions of the Act, a director or officer shall not by reason only of his office be accountable to the Corporation or to its shareholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or shareholders, if necessary, and it was fair and reasonable to the Corporation at the time it was approved and, if required by the Act, the director refrains from voting as a director on the contract or transaction.

Even if the above conditions are not met, a director or officer acting honestly and in good faith shall not be accountable to the Corporation or to its shareholders for any profit realized from a material contract or material transaction for which disclosure is required by the Act, and such contract or transaction shall not be void or voidable by reason only of the director or officer's interest therein, provided that the material contract or material transaction was approved or confirmed by special resolution at a meeting of the shareholders, disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before such contract or transaction was approved or confirmed, and such contract or transaction was reasonable and fair to the Corporation at the time it was approved or confirmed.

6.02

Limitation of Liability

Every director and officer of the Corporation, in exercising his powers and discharging his duties, shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.  Subject to the foregoing, no director or officer, for the time being of the Corporation, shall be liable for the acts, neglects or defaults of any other director or officer or employee or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting for any dealings with any moneys, securities or other assets belonging to the Corporation or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act and the Regulations thereunder or from liability for any breach thereof.  The directors, for the time being of the Corporation, shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.

No act or proceeding of any director or officer or the board shall be deemed invalid or ineffective by reason of the subsequent ascertainment of any irregularity in regard to such act or proceeding or the election, appointment or qualification of such director or officer or board.

6.03

Indemnity

Subject to section 124 of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or body corporate, if:

a.

he acted honestly and in good faith with a view to the best interests of the Corporation; and

b.

in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

The Corporation shall also indemnify such persons in such other circumstances as the Act permits or requires.  Nothing herein contained shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this section 6.03.

6.04

Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.03 against any liability incurred by him:

a.

in his capacity as a director or officer of the Corporation, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation; or

b.

in his capacity as a director or officer of the another body corporate where he acts or acted in that capacity at the Corporation's request, except where the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

DIVISION SEVEN
OFFICERS

7.01

Election or Appointment

Subject to any unanimous shareholder agreement, the board may, from time to time, appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Except for a managing director and a chairman of the board who must be directors, an officer may, but need not be, a director and one person may hold more than one office.

7.02

Chairman of the Board

The chairman of the board shall, when present, preside at all meetings of the board, committees of directors and at all meetings of shareholders.

If no managing director is appointed, the board may assign to the chairman of the board any of the powers and duties that, by any provision of this by-law, are assigned to the managing director; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.  During the absence or disability of the chairman of the board, his duties shall be performed and his powers exercised by the managing director, if any, or by the president.

7.03

Managing Director

The managing director, if any, shall be a resident Canadian and shall have, subject to the authority of the board, general supervision of the business and affairs of the Corporation; and he shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

7.04

President

The president shall, subject to the authority of the board and the managing director, if any, have such powers and duties as the board may specify.  During the absence or disability of the managing director, or if no managing director has been appointed, the president shall also have the powers and duties of that office; provided, however, that unless he is a director he shall not preside as chairman at any meeting of the board or of a committee of directors.

7.05

Vice-President

During the absence or disability of the president, his duties shall be performed and his powers exercised by the vice-president or, if there is more than one, by the vice-president designated from time to time by the board or the president; provided, however, that a vice-president who is not a director shall not preside as chairman at any meeting of the board or of a committee of directors.  A vice-president shall have such other powers and duties as the board or the president may prescribe.

7.06

Secretary

The secretary shall attend and be the secretary of all meetings of the board, shareholders and committees of directors and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board or the chief executive officer, if any, may specify.

7.07

Treasurer

The treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions and he shall have such other powers and duties as the board or chief executive officer, if any, or the president may specify.

7.08

General Manager or Manager

If elected or appointed, the general manager shall have, subject to the authority of the board, the managing director, if any, the chief executive officer, if any, and the president, full power to manage and direct the business and affairs of the Corporation (except such matters and duties as by law must be transacted or performed by the board and/or by the shareholders) and to employ and discharge agents and employees of the Corporation and may delegate to him or them any lesser authority.  A general manager or manager shall conform to all lawful orders given to him by the board and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.  Any agent or employee appointed by a general manager or manager shall be subject to discharge by the board.

7.09

Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board, the managing director, if any, or the chief executive officer, if any, or the president may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer, if any, or the president otherwise directs.

7.10

Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.11

Vacancies

If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the board, by resolution, may appoint a person to fill such vacancy.

7.12

Remuneration and Removal

The remuneration of all officers appointed by the board shall be determined from time to time by resolution of the board.  The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be determined.  All officers shall be subject to removal by resolution of the board at any time, with or without cause, notwithstanding any agreement to the contrary, provided however that this right of removal shall not limit in any way such officer's right to damages by virtue of such agreement or any other rights resulting from such removal in law or equity.

7.13

Agents and Attorneys

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

7.14

Conflict of Interest

An officer shall disclose his interest in any material contract or material transaction or proposed material contract or proposed material transaction with the Corporation in accordance with section 6.01.

7.15

Fidelity Bonds

The board may require such officers, employees and agent of the Corporation, as the board deems advisable, to furnish bonds for the faithful discharge of their powers and duties, in such forms and with such surety as the board may from time to time determine.

DIVISION EIGHT
SHAREHOLDERS' MEETINGS

8.01

Annual Meetings

Subject to the Act, the annual meeting of shareholders shall be held at such time and on such day in each year and at such place or places as the board, the chairman of the board, the managing director or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors if required by the Act or the articles, and for the transaction of such other business as may properly be brought before the meeting.

8.02

Special Meetings

The board shall have the power to call a special meeting of shareholders at any time.

8.03

Place of Meetings

Meetings of shareholders shall be held as provided for in the articles, or failing any reference in the articles, at such place in Alberta as the board may determine. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders, the directors or the shareholders, as the case may be, may determine that the meeting shall be held entirely by electronic means, telephone or other communication facility that permits all participants to communicate adequately with each other during the meeting.

8.04

Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than fifty (50) days and not less than twenty-one (21) days, as a record date for the determination of shareholders entitled to notice of or to vote at the meeting.  If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of or to vote at the meeting shall be the close of business on the date immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

8.05

Notice of Meeting

Notice of the time and place of each meeting of shareholders shall be sent not less than twenty-one (21) days and not more than fifty (50) days before the meeting to each shareholder entitled to vote at the meeting, each director and the auditor of the Corporation.  Such notice may be sent by electronic means in accordance with the Electronic Transactions Act, or by mail addressed to, or may be delivered personally to, the shareholder, at his latest address as shown in the records of the Corporation or its transfer agent, to the director, at his latest address as shown in the records of the Corporation or in the last notice filed pursuant to section 106 or 113 of the Act, or to the auditor, at his most recent address as shown in the records of the Corporation.  A notice of meeting of shareholders sent by mail to a shareholder, director or auditor in accordance with the above is deemed to be served on the day on which it was deposited in the mail.  A notice of a meeting is not required to be sent to shareholders who are not registered on the records of the Corporation or its transfer agent on the record date as determined according to section 8.04 hereof.  Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.  A special meeting and an annual meeting may be convened by one and the same notice and it shall not be an objection to the notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.

8.06

Right to Vote

Subject to the provisions of the Act as to authorized representatives of any other body corporate, at any meeting of shareholders in respect of which the Corporation has prepared the list referred to in section 8.07 hereof, every person who is named in such list shall be entitled to vote the shares shown thereon opposite his name except to the extent that such person has transferred any of his shares after the record date set pursuant to section 8.04 hereof, or, if no record date is fixed, after the date on which the list referred to in section 8.07 is prepared, and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, demands not later than ten (10) days before the meeting that his name be included to vote the transferred shares at the meeting.  In the absence of a list prepared as aforesaid in respect of a meeting of shareholders, every person shall be entitled to vote at the meeting who at the close of business on the record date, or if no record date is set, at the close of business on the date preceding the date notice is sent, is entered in the securities register as the holder of one or more shares carrying the right to vote at such meeting.

8.07

List of Shareholders Entitled to Notice

The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order, and showing the number of shares held by each shareholder in accordance with section 137 of the Act.  If a record date for the meeting is fixed pursuant to section 8.04 hereof by the board, the shareholders listed shall be those registered at the close of business on the record date.  If no record date is fixed by the board, the shareholders listed shall be those listed at the close of business on the last business day immediately preceding the day on which notice of a meeting is given, or where no such notice is given, the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where its central securities register is maintained and at the place where the meeting is held.

8.08

Meetings Without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act:

a.

if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy waive notice of or otherwise consent to such meeting being held; and

b.

if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held.

At such meetings any business may be transacted which the Corporation at a meeting of shareholders may transact.  If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to a meeting being held at such place.

8.09

Waiver of Notice

A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

8.10

Chairman, Secretary and Scrutineers

The chairman of the board or, in his absence, the president, if such an officer has been elected or appointed and is present, or otherwise a vice-president who is a shareholder of the Corporation, shall be chairman of any meeting of shareholders.  If no such officer is present within fifteen (15) minutes from the time fixed for holding the meeting, or declines to be chairman of the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

8.11

Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.12

Quorum

A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or by any other by-law) shall be persons present not being less than two (2) in number and holding or representing not less than five (5%) per cent of the shares entitled to be voted at the meeting.  If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting.  If a quorum is not present at the opening of the meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

8.13

Participation in Meeting

A shareholder or any other person entitled to attend a meeting may participate in a meeting of shareholders by electronic means, telephone or other communication facilities as permit all persons participating in the meeting to hear or otherwise communicate with each other, and a person participating in such a meeting by such means is deemed to be present at the meeting. Subject to the Act, any person participating in a meeting pursuant to this section and entitled to vote at the meeting may vote by electronic means, telephone or other communication facility that the Corporation has made available for that purpose.

8.14

Proxyholders and Representatives

Votes at meetings of the shareholders may be given either personally or by proxy; or, in the case of a shareholder, who is a body corporate or association, by an individual authorized by a resolution of the board or governing body of the body corporate or association to represent it at a meeting of shareholders of the Corporation, upon producing a certified copy of such resolution or otherwise establishing his authority to vote to the satisfaction of the secretary or the chairman.

A proxy shall be executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and is valid only at the meeting in respect of which it is given or any adjournment of that meeting.  A person appointed by proxy need not be a shareholder.

8.15

Time for Deposit of Proxies

The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than forty-eight (48) hours exclusive of Saturdays and holidays, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.16

Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or duly represented at a meeting of shareholder may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented and vote, they shall vote as one the shares jointly held by them.

8.17

Votes to Govern

Except as otherwise required by the Act, all questions proposed for the consideration of shareholders at a meeting of shareholders shall be determined by a majority of the votes cast and in the event of an equality of votes at any meeting of shareholders, the chairman shall have a second or casting vote.

8.18

Conduct of Vote

Subject to the Act, voting at a meeting of shareholders shall be by a show of hands, unless a ballot is required or demanded as hereinafter provided, and may be held, subject to the Act, entirely by electronic means, telephone or other communication facility, if the corporation makes such a communication facility available.  Every person who is present or otherwise participating in the meeting pursuant to section 8.13 hereof and entitled to vote shall have one vote.  Whenever a vote shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of shareholders upon the said question.

8.19

Ballots

On any question proposed for consideration at a meeting of shareholders, a shareholder, proxyholder or other person entitled to vote may demand and the chairman may require that a ballot be taken either before or upon the declaration of the result of any vote.  If a ballot is demanded on the election of a chairman or on the question of an adjournment it shall be taken forthwith without an adjournment.  A ballot demanded or required on any other question shall be taken in such manner as the chairman shall direct.  A demand or requirement for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares that he is entitled to vote at the meeting upon the question, to the number of votes as provided for by the articles or, in the absence of such provision in the articles, to one vote for each share he is entitled to vote.  The result of the ballot so taken shall be the decision of the shareholders upon the question.  The demand or requirement for a ballot shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the ballot has been demanded or required.

8.20

Adjournment

The chairman at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than thirty (30) days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the time of the adjournment.  Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given in the same manner as notice for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than ninety (90) day, subsection 149(1) of the Act does not apply.

8.21

Resolution in Lieu of a Meeting

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and a resolution in writing dealing with all matters required to be dealt with at a meeting of shareholders and signed by all the shareholders entitled to vote at such meeting, satisfies all the requirements of the Act relating to meetings of shareholders.  A copy of every such resolution in writing shall be kept with minutes of the meetings of shareholders.  Any such resolution in writing is effective for all purposes at such time as the resolution states regardless of when the resolution is signed and may be signed in counterpart.

8.22

Only One Shareholder

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented constitutes a meeting.

DIVISION NINE
SHARES

9.01

Non-Recognition of Trusts

Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

9.02

Certificates

The shareholder is entitled at his option to a share certificate that complies with the Act or a non-transferable written acknowledgement of his right to obtain a share certificate from the Corporation in respect of the securities of the Corporation held by him.  Share certificates and acknowledgements of a shareholder's right to a share certificate, respectively, shall be in such form as described by the Act and as the board shall from time to time approve.  A share certificate shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation, or by a trustee who certifies it in accordance with a trust indenture, and any additional signatures required on the share certificate may be printed or otherwise mechanically reproduced on it.

9.03

Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issuance of a new share certificate or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such reasonable fee and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.04

Joint Holders

The Corporation is not required to issue more than one share certificate in respect of a share held jointly by several persons, and delivery of a certificate to one of several joint holders is sufficient delivery to all.  Any one of such holders may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such certificate.

DIVISION TEN
TRANSFER OF SECURITIES

10.01

Registration of Transfer

If a share in registered form is presented for registration of transfer, the Corporation shall register the transfer if:

a.

the share is endorsed by an appropriate person, as defined in section 64 of the Act;

b.

reasonable assurance is given that the endorsement is genuine and effective;

c.

the Corporation has no duty to enquire into adverse claims or has discharged any such duty;

d.

any applicable law relating to the collection of taxes has been complied with;

e.

the transfer is rightful or is to a bona fide purchaser; and

f.

the transfer fee, if any, has been paid.

10.02

Transfer Agents and Registrar

The board may from time to time by resolution appoint or remove one or more trust companies registered under the Trust Companies Act as its agent or agents to maintain a central securities register or registers, and an agent or agents to maintain a branch securities register or registers.  Agents so appointed may be designated as transfer agent or registrar according to their functions, and a person may be appointed and designated with functions as both registrar and transfer or branch transfer agent.  Registration of the issuance or transfer of a security in the central securities register or in a branch securities register is complete and valid registration for all purposes.

10.03

Securities Registers

A central securities register of the Corporation shall be kept at its registered office or at any other place in Alberta designated by the board to record the shares and other securities issued by the Corporation in registered form, showing with respect to each class or series of shares and other securities:

a.

the names, alphabetically arranged, and the latest known address of each person who is or has been a holder;

b.

the number of shares or other securities held by each holder; and

c.

the date and particulars of the issuance and transfer of each share or other security.

A branch securities register or registers may be kept either in or outside Alberta at such place or places as the board may determine.  A branch securities register shall only contain particulars of securities issued or transferred at that branch.  Particulars of each issue or transfer of a security registered in a branch securities register shall also be kept in the corresponding central securities register.

10.04

Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

DIVISION ELEVEN
DIVIDENDS AND RIGHTS

11.01

Dividends

Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.  Dividends may be paid in money or property or by issuing fully-paid shares of the Corporation.

11.02

Dividend Cheques

A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and shall be mailed by prepaid ordinary mail to such registered holder at his address recorded in the Corporation's securities register or registers or such address as such holder otherwise directs.  In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their recorded address.  The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

11.03

Non-Receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

11.04

Unclaimed Dividends

No dividend shall bear interest against the Corporation.  Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

11.05

Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend, as a record date for the determination of the persons entitled to receive payment of such dividend, provided that, unless waived as provided for in the Act, notice of any such record date is given, not less than seven (7) days before such record date, by newspaper advertisement in the manner provided in the Act and by written notice to each stock exchange in Canada, if any, on which the Corporation's shares are listed for trading.  Where no record date is fixed in advance as aforesaid, the record date for the determination of the persons entitled to receive payment of any dividend shall be at the close of business on the day on which the resolution relating to such dividend is passed by the board.

DIVISION TWELVE
INFORMATION AVAILABLE TO SHAREHOLDERS

12.01

Confidential Information

Except as provided by the Act, no shareholders shall be entitled to obtain information respecting any details or conduct of the Corporation's business which, in the opinion of the directors, it would be inexpedient in the interests of the Corporation to communicate to the public.

12.02

Conditions of Access to Information

The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholders shall have any right to inspect any document or book or register or account record of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

12.03

Registered Office and Separate Records Office

The registered office of the Corporation shall be at a place within Alberta and at such location therein as the board may from time to time determine.  The records office will be at the registered office or at such location, if any, within Alberta, as the board may from time to time determine.

DIVISION THIRTEEN
NOTICES

13.01

Method of Giving Notices

A notice or document required by the Act, the Regulations, the articles or the by-laws to be sent to a shareholders or director of the Corporation may be sent by electronic means in accordance with the provisions of the Electronic Transactions Act, or by prepaid mail addressed to, or may be delivered personally to:

a.

the shareholder at his latest address as shown in the records of the Corporation or its transfer agent; and

b.

the director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113.

A notice or document sent by mail in accordance with the foregoing to a shareholder or director of the Corporation is deemed to be received by him at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholders or director did not receive the notice or document at the time or at all.

13.02

Notice to Joint Shareholders

If two or more persons are registered as joint holders of any share, any notice may be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

13.03

Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholders from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

13.04

Non-Receipt of Notices

If a notice or document is sent to a shareholder in accordance with section 13.01 and the notice or document is returned on two (2) consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notice or documents to the shareholder until the shareholder informs the Corporation in writing of his new address; provided always, that in the event of the return of a notice of a shareholders meeting mailed to a shareholder in accordance with section 13.01 the notice shall be deemed to be received by the shareholder on the date deposited in the mail notwithstanding its return.

13.05

Omissions and Errors

Subject to the Act, the accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

13.06

Signature on Notices

Unless otherwise specifically provided, the signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

13.07

Waiver of Notice

If a notice or document is required by the Act or the Regulations, the articles, the by-laws or otherwise to be sent, the sending of the notice or document may be waived or the time for the notice or document may be waived or abridged at any time with the consent in writing of the person entitled to receive it.  The consent of a person entitled to waive the requirement for the sending of a notice or document or to waive or abridge the time for the notice or the document may be sent by electronic means in accordance with the provisions of the Electronic Transactions Act.

DIVISION FOURTEEN
MISCELLANEOUS

14.01

Directors to Require Surrender of Share Certificates

The directors in office when a Certificate of Continuance is issued under the Act are hereby authorized to require the shareholders of the Corporation to surrender their share certificate(s), or such of their share certificates as the directors may determine, for the purpose of cancelling the share certificates and replacing them with new share certificates that comply with section 48 of the Act, in particular, replacing existing share certificate with share certificates that are not negotiable securities under the Act.  The directors in office shall act by resolution under this section 14.01 and shall in their discretion decide the manner in which they shall require the surrender of existing share certificates and the time within which the shareholders must comply with the requirement and the form or forms of the share certificates to be issued in place of the existing share certificates.  The directors may take such proceedings as they deem necessary to compel any shareholder to comply with a requirement to surrender his share certificate or certificates pursuant to this section.  Notwithstanding any other provision of this by-law, but subject to the Act, the director may refuse to register the transfer of shares represented by a share certificate that has not been surrendered pursuant to a requirement under this section.

14.02

Financial Assistance to Shareholders, Employees and Others

The Corporation may give financial assistance by means of a loan, guarantee or otherwise to any person for any purpose in accordance with the provisions of the Act and the Regulations including, without limitation, the disclosure requirements specified therein.

14.03

Severability

The invalidity or unenforceability of any provision of this by-law shall not affect the validity or enforceability of the remaining provisions of this by-law.

Schedule “F”

Sections 237-247 of the BCBCA

Division 2 — Dissent Proceedings

237.

Definitions and application

(1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

238.

Right to dissent

(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239.

Waiver of right to dissent

(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240.

Notice of resolution

(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241.

Notice of court orders

 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

242 .

Notice of dissent

(1) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238(1)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243.

 Notice of intention to proceed

(1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1)(a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

244.

 Completion of dissent

(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1)(c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245.

Payment for notice shares

(1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a) pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1)(b) or (3)(b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

246.

 Loss of right to dissent

The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247.

 Shareholders entitled to return of shares and rights

If, under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(1)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Schedule “G”

Interim Order

Action No: 1001 - 12222

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENINSULA RESOURCES LTD., 1543081 ALBERTA LTD., ZODIAC EXPLORATION CORP., THE SHAREHOLDERS OF ZODIAC EXPLORATION CORP. AND THE HOLDERS OF ZODIAC EXPLORATION CORP. SUBSCRIPTION RECEIPTS

BEFORE THE HONOURABLE MR. JUSTICE R.E. NATION IN CHAMBERS	) AT THE CALGARY COURTS CENTRE, IN THE) CITY OF CALGARY, IN THE PROVINCE OF) ALBERTA, ON FRIDAY, THE 20TH DAY OF) AUGUST, 2010

INTERIM ORDER

UPON hearing the application of Zodiac Energy Corp. ("**Zodiac**");

AND UPON READING the Petition, the Affidavit of Murray Rodgers, Chief Executive Officer of Zodiac (the "**Rodgers Affidavit**"), filed, and the documents referred to therein; **AND UPON HEARING** counsel for Zodiac; **AND UPON** noting that the Executive Director of the Alberta Securities Commission (the "**Executive Director**") has been notified of the proposed application and does not intend to appear or make submissions;

IT IS HEREBY ORDERED THAT:

General

1. The capitalized terms not defined in this Order shall have the meanings given to them in the draft Joint Information Circular (the "**Joint Information Circular**"), which is attached as Exhibit "A" to the Rodgers Affidavit.

Davis:7137648.4

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2. All references to the Arrangement herein mean the plan of arrangement as described in the Rodgers Affidavit.

APPROVAL BY 1543081 ALBERTA LTD.

3. The sole shareholder of 1543081 Alberta Ltd. shall be at liberty to approve the Arrangement by signed written shareholders' resolution.

APPROVAL BY THE HOLDERS OF ZODIAC SUBSCRIPTION RECEIPTS

4. The written consent of the holders of Zodiac Subscription Receipts to the Arrangement as expressly set out in said contract for purchase of the Subscription Receipts shall be deemed good and sufficient approval of the Arrangement by the holders of Zodiac Subscription Receipts.

APPROVAL BY ZODIAC

5. Zodiac shall seek approval of the Arrangement by the Zodiac Shareholders in the manner set forth below.

The Meeting

6. Zodiac shall call and conduct a special meeting (the "**Zodiac Meeting**") of the Zodiac Shareholders at 9:00 a.m. on September 24, 2010, or such other date not later than September 30, 2010, to consider, and if thought appropriate, to pass, with or without amendment, a special resolution (the "**Zodiac Arrangement Resolution**") to approve the Arrangement.

7. A quorum at the Zodiac Meeting will be two Zodiac Shareholders present in person present in person or by proxy holding 5% or more of the Zodiac Shares.

8. Each Zodiac Share will entitle the holder to one vote at the Zodiac Meeting. The Zodiac Board of Directors have fixed August 19, 2010 as the record date for the Zodiac Meeting (the "**Zodiac Record Date**").

Davis:7137648.4

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9. Only the Zodiac Shareholders whose names have been entered in the register of Zodiac at the close of business on the Zodiac Record Date will be entitled to receive notice of and to vote at the Zodiac Meeting.

Conduct of Meeting

10. The Chairman of the Zodiac Meeting shall be any officer or director of Zodiac.

11. The only persons entitled to attend and speak at the Zodiac Meeting shall be the Zodiac Shareholders or their authorized representatives, Zodiac's directors, officers and auditors. The accidental omission to give notice of the Zodiac Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceeding taken at the Zodiac Meeting.

12. The majority required to pass the Zodiac Arrangement Resolution shall not be less than **$66^{2/3}$%** of the aggregate votes cast by the Zodiac Shareholders voting together as a single class.

13. The Zodiac Shareholders may vote either by way of vote cast at the Zodiac Meeting or by proxy. To be valid, a proxy must be deposited with Zodiac in the manner described in the Joint Information Circular.

Dissent Rights

14. The registered Zodiac Shareholders are, subject to the provisions hereof and the Arrangement, accorded the right of dissent in accordance with Section 191 of the ABCA, as modified hereby, with respect to the approval of the Zodiac Arrangement Resolution at the Zodiac Meeting.

Davis:7137648.4

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17. Zodiac Shareholders who have voted in favour of the Zodiac Arrangement Resolution shall not be accorded a right of dissent.

19. Subject to further order of this Court, the rights available to the Zodiac Shareholders and the Arrangement to dissent from such resolution shall constitute full and sufficient rights of dissent for the Zodiac Shareholders with respect to the Zodiac Arrangement Resolution.

20. Notice to the Zodiac Shareholders of their right of dissent with respect to the Zodiac Arrangement Resolution, and to receive, subject to the provisions of the ABCA and the Arrangement, the fair value of their Zodiac Shares, shall be good and sufficiently given by including information with respect thereto in the Joint Information Circular to be sent to Zodiac Shareholders in accordance with paragraphs 19 and 20 of this Order.

Notice

21. The Joint Information Circular, substantially in the form attached as Exhibit "A" to the Rodgers Affidavit, shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Zodiac Meeting, to the Zodiac Shareholders at the address for such holders recorded in the

Davis:7137648.4

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records of Zodiac. In calculating the 21-day period, the date of mailing shall be included and the date of the Zodiac Meeting shall be excluded.

22. Delivery of the Joint Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Zodiac Shareholders of:

(a) the Petition;

(b) this Order;

(c) the Notice of the Zodiac Meeting;

(d) the Notice of Petition;

all in substantially the forms set forth in the Joint Information Circular, together with instruments of proxy and such other material as Zodiac may consider fit.

Final Application

23. Subject to further Order of this Court and provided that the Zodiac Shareholders have approved the Arrangement as set out herein and the directors of Zodiac have not exercised their right to not proceed with the Arrangement and revoked the Arrangement Resolution, in accordance with such resolution, Zodiac may proceed with an application for approval of the Arrangement and the Final Order on ***September 24, 2010, at 1:00 p.m.*** or so soon thereafter as counsel may be heard at the Calgary Courts Centre, 601 - 5th Street S.W., Calgary, Alberta. Subject to the Final Order, and to the issuance of the Certificate, Zodiac will be bound by the Arrangement in accordance with its terms.

24. Any Zodiac Securityholder or creditor of Zodiac (collectively, an "**Interested Party**") desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve upon Zodiac, at or before noon on September 20, 2010, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice be effected by service upon the solicitors for each of the Petitioners as follows:

Davis:7137648.4

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Solicitors to Zodiac
Davis LLP
1000, 250 - 2nd St. S.W.
Calgary, Alberta T2P 0C1
Attention: Trevor Wong-Chor.

25. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 22 of this Order, shall have notice of the adjourned date.

Leave to Vary Interim Order

26. The Petitioners are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

27. Service of notice of the application for this Interim Order on any person is hereby dispensed with.

Rosemary
"Justice Nation"
J.C.Q.B.A.

ENTERED this 20th day of August, 2010.

K. MCAUSLAND COURT SEAL
Clerk of the Court

Davis:7137648.4

Action No.: 1001 - 12222 2010

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING PENINSULA ENERGY INC., ZODIAC ENERGY CORP., THE SHAREHOLDERS OF ZODIAC ENERGY CORP. AND THE HOLDERS OF ZODIAC ENERGY CORP. SUBSCRIPTION RECEIPTS

INTERIM ORDER

CLERK OF THE COURT
AUG 23 2010
CALGARY, ALBERTA

DAVIS LLP
Barristers & Solicitors
1000, 250 - 2ND St. S.W.
Calgary, Alberta T2P 0C1

Attention: Kenneth P. Reh
Telephone: (403) 698-8720
Fax: (403) 213-4467

79345-00001

Davis:7137648.4

Schedule “H”

Financial Statements of Zodiac

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Financial Statements

December 31, 2009

(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying financial statements of Zodiac Exploration Corp. (the "Company") have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) "Murray Rodgers"
President and Chief Executive Officer

(Signed) "Randy Neely"
Chief Financial Officer

April 1, 2010
Calgary, Alberta

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5 Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 403 509 7500
Facsimile +1 403 781 1825

April 1, 2010

Auditors' Report

To the Shareholders and Directors of
Zodiac Exploration Corp.

We have audited the consolidated balance sheets of Zodiac Exploration Corp. as at December 31, 2009 and December 31, 2008 and the consolidated statements of loss, comprehensive loss and deficit and consolidated statement of cash flows for the year ended December 31, 2009 and the period since inception on June 12, 2008 to December 31, 2008. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for the year ended December 31, 2009 and the period since inception on June 12, 2008 to December 31, 2008 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Balance Sheet

As at December 31, 2009 and December 31, 2008

(Expressed in Canadian dollars)

	December 31, 2009 $	December 31, 2008 $
Assets		
Current Assets		
Cash and cash equivalents	**1,268,969**	8,795,569
Accounts receivable	**127,425**	792,305
Prepaid expenditures	**62,079**	6,127
	1,458,473	9,594,001
Investment in KOS Energy Ltd. (note 5)	**50,000**	-
Property, plant and equipment (note 5)	**15,693,526**	7,553,521
	17,201,999	17,147,522
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**634,043**	77,726
	634,043	77,726
Asset retirement obligation (note 6)	**206,045**	-
	840,088	77,726
Shareholders' equity		
Share capital (note 8b)	**12,912,112**	12,089,612
Warrants (note 8c)	**5,242,619**	5,242,619
Contributed surplus	**235,633**	-
Deficit	**(2,028,453)**	(262,435)
	16,361,911	17,069,796
	17,201,999	17,147,522

Nature of operations (note 1)

Commitments (note 5 and 11)

Subsequent events (note 1, 8(b), 8(d), and 14)

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Statement of Loss, Comprehensive Loss and Deficit

(Expressed in Canadian dollars)

	December 31, 2009 $	June 12, 2008 - December 31, 2008 $
Revenue		
Interest income	**21,103**	133,384
	21,103	133,384
Expenses		
General and administrative	**1,546,413**	389,932
Foreign exchange (gain) loss	**34,894**	-
Stock based compensation (note 8e)	**183,446**	-
Depletion, depreciation and accretion (note 5)	**22,368**	5,887
	(1,787,121)	395,819
Net loss and comprehensive loss	**(1,766,018)**	(262,435)
Deficit, beginning of period	**(262,435)**	-
Deficit, end of period	**(2,028,453)**	(262,435)
Basic and diluted loss per share (note 8f)	**(0.03)**	(0.01)
Weighted average shares outstanding during the period	**56,428,229**	45,393,574

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Statement of Cash Flows

(Expressed in Canadian dollars)

	December 31, 2009 $	June 12, 2008 – December 31, 2008 $
Cash flows provided by (used in) operating activities:		
Net loss for the period	**(1,766,018)**	(262,435)
Items not affecting cash:		
Stock based compensation	**183,446**	-
Depletion, depreciation and accretion	**22,368**	5,887
	(1,560,204)	(256,548)
Changes in non-cash working capital		
Change in accounts receivable	**(91,675)**	(18,978)
Change in prepaid expenditures	**(55,952)**	(6,127)
Change in accounts payable and accrued liabilities	**137,938**	74,463
	(1,569,893)	(207,190)
Cash flows provided by (used in) investing activities		
Purchase of property and equipment	**(7,240,941)**	(7,559,408)
Disposal of assets	**159,300**	
Investment in KOS Energy Ltd.	**(50,000)**	-
	(7,131,641)	(7,559,408)
Change in non-cash working capital		
Change in accounts receivable	**756,555**	(773,327)
Change in accounts payable and accrued liabilities	**418,379**	3,263
	(5,956,707)	(8,329,472)
Cash flows provided by (used in) financing activities		
Proceeds from issuance of common shares, net of share issue costs	-	12,089,612
Proceeds from issuance of warrants	-	5,242,619
	-	17,332,231
Change in cash and cash equivalents	**(7,526,600)**	8,795,569
Cash and cash equivalents, beginning of period	**8,795,569**	-
Cash and cash equivalents, end of period	**1,268,969**	8,795,569

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

1 Nature of operations

Zodiac Exploration Corp. (the "Company") was incorporated pursuant to the provisions of the Alberta Business Corporations Act on June 12, 2008. During the year the Company was engaged in the exploration, development and production of petroleum and natural gas in the states of California and Kentucky, and in the province of Nova Scotia. On December 15, 2009 the Company disposed of all of its oil and gas exploration and development interests in Kentucky. To date, the Company has no revenue and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

At December 31, 2009, the Company has not yet achieved profitable operations, has accumulated a deficit of $2,028,453 (2008 - $262,435) since its inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early development stages. As at December 31, 2009, the Company's cash balance was $1,268,969 (2008 - $8,759,569). Subsequent to year end the Company sold 20,000,000 shares for $5,175,500 and the Board of Directors authorized the selling of 33,333,333 Units (each unit consisting of one common share and ½ of a common share purchase warrant with an exercise price of $0.60/share per whole warrant) for total gross proceeds of $10,000,000. Upon closing, these available funds are expected to be adequate to fund the Company's planned 2010 capital expenditures. In addition the Company is currently seeking additional equity financing to fund its planned activities beyond 2010. This additional equity financing is subject to the global financial markets and economic conditions, which have recently been disrupted and volatile, and the debt and equity markets, which have been distressed, particularly for junior oil and gas companies.

7

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

These factors, together with the repricing of credit risk and the current unstable economic conditions, have made, and will likely continue to make, it more challenging to obtain cost effective funding.

2 Significant accounting policies

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reflect the following significant accounting policies:

Estimates by management

Estimates by management represent an integral component of these financial statements prepared in accordance with Canadian GAAP. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared.

The Company uses estimates to calculate depreciation, depletion and accretion expense, to assess impairments of long-lived assets, to estimate asset retirement obligations, to calculate the fair value of warrants and stock options, and to estimate current tax expense.

Measurement uncertainty

The Company calculated depreciation, depletion and accretion expense and calculates the ceiling test using management estimates of oil and gas reserves remaining in oil and gas properties, commodity prices and capital costs required to develop those reserves. Estimates of volumes and the related future cash flows are subject to measurement uncertainty. Such reserve estimates are subject to change as additional information becomes available.

Numerous assumptions and judgments are required in the fair value calculation of the asset retirement obligation including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement, and changes in the legal, regulatory,

8

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

environment and political environments. To the extent future revisions to these assumptions impact the fair value of any existing ARO liability, a corresponding adjustment is made to the oil and gas property.

The assumptions used in the determination of the fair value of warrants and stock options issued are based on the use of the Black-Scholes pricing model, which includes estimates of the future volatility of the Company's stock price, expected lives of the warrants and stock options, expected dividends and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty, and the impact of differences between actual and estimated amounts on the financial statements of future periods could be material.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers' acceptances, money market investments and certificates of deposit with investment terms that are less than three months at the time of acquisition. These investments are stated at fair value, which approximates cost plus accrued interest.

Property, plant and equipment

(i) Petroleum and natural gas properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized on a country by country cost centre basis. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless such a disposition would alter the rate of depletion and depreciation by more than 20%.

9

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

(ii) Depletion

Costs capitalized are depleted and amortized on a cost centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. For purposes of this calculation, petroleum and natural gas reserves before royalties are converted to a common unit of measure on the basis of their relative energy content where one barrel of oil or liquids equals six thousand cubic feet of gas.

In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management's assessment of future drilling.

During the period there has been no production, and as such a depletion expense was not recognized.

(iii) Ceiling test

Under the full cost method of accounting, a limit is placed on the carrying amount of petroleum and natural gas properties. A ceiling test is performed on a country by country cost centre basis to recognize and measure impairment, if any.

Impairment is recognized if the carrying amount of petroleum and natural gas properties, less the cost of unproved properties not subject to depletion (the "adjusted carrying amount"), exceeds the estimated undiscounted future cash flows from the Corporation's proved reserves. The future cash flows are based on forecast prices and costs, as provided by an independent third party. If recognized, the magnitude of the impairment is measured by comparing the adjusted carrying amount to the estimated, discounted future cash flows of the Corporation's proved plus probable reserves. Any recognized impairment is recorded as additional depletion and amortization expense.

10

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

(iv) Other assets

Other assets are carried at cost and amortized over the estimated useful lives of the assets at various rates per annum calculated on a declining balance basis. Amortization is charged at half rates in the year of acquisition.

Asset retirement obligations

The Company recognizes the fair value of an asset retirement obligation ("ARO") in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company's credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. The associated asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement.

On a periodic basis, management will review these estimates and if changes to the estimate are required, these changes will be applied on a prospective basis, and will result in an increase or decrease to the ARO. Any difference between the actual costs incurred and the recorded liability is recorded as a gain or loss in the statement of loss, comprehensive loss and deficit in the period in which the settlement occurs.

Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

11

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

Revenue recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party and is recognized based on volumes delivered to customers at contractual delivery points and rates and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

Financial instruments

The financial statements have been prepared in accordance with CICA Handbook Section 1530: Comprehensive Income, CICA Handbook Section 3251: Equity, CICA Handbook Section 3855: Financial Instruments – Recognition and Measurement, CICA Handbook Section 3862: Financial Instruments – Disclosures, CICA Handbook Section 3863: Financial Instruments – Presentation, and CICA Handbook Section 3865: Hedges. These Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. CICA Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income ("OCI") refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under CICA Handbook Section 3855, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments and derivatives are measured on the balance sheet date at fair value upon initial recognition. Subsequent measurement depends on the initial classification of the instrument. Held-for-trading financial assets are measured at fair value, with changes in fair value recognized in net earnings (loss). Available for sale financial instruments are measured at fair value, with changes in fair value recorded in OCI until the instrument is derecognized or impaired. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sales and purchases exemption. Changes in the fair value of derivatives that are not exempt are recorded in net earnings

12

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

(loss). Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses of the effective portion related to a cash flow hedge are included in OCI. For a fair value hedge, both the derivative and the hedged risk of the hedged item are recorded at fair value on the balance sheet and the unrealized gains and losses from both items are recorded in net earnings (loss). Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and any gain or loss is included in income.

Upon adoption of these standards, the Company has designated its cash and cash equivalents as held for trading, which are measured at fair value. Accounts receivable are designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are designated as other financial liabilities, which are measured at amortized cost. The Company's portfolio investments include privately held investments and have been designated as available for sale ("AFS") because the Company intends to hold the investments for more than one year. Unrealized holding gains and losses relating to AFS investments are excluded from net income and included in OCI until such gains or losses are realized or an other than temporary impairment is determined to have occurred. AFS securities are measured at fair value and those which do not have a readily determinable fair value (i.e. a quoted market price in an active market) are carried at historical cost.

Capital disclosures

CICA Handbook Section 1535 specifies the disclosure of (i) an entity's objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

General standards of financial statement preparation

CICA Handbook Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as going concern. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. As at December 31, 2009, the Company had not yet achieved profitable operations, has accumulated a deficit since its inception,

13

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

and expects to incur further losses in the development of its business. The Company is operating as a going concern based on the positive working capital generated through capital raised and further based on funds raised subsequent to year-end and the financing plan approved by the Company's Board of Directors subsequent to year-end (note 14).

3 Adoption of new accounting standards

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries.

Foreign currency translation

The Company's reporting and functional currency is Canadian dollars.

The Company's U.S. operations are considered integrated. Accordingly, the Company uses the temporal method of accounting for the foreign currency transactions of its U.S. subsidiaries. Under the temporal method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rates. Revenues and expenses are translated at the average rate for the period, except for charges related to non-monetary assets which are translated at the historical rate for the assets to which the charge relates, and the material items where a specific date can be identified for the transaction which is translated at the rate on that specific date. Exchange gains or losses are included in the determination of net income.

Goodwill and Intangible Assets – CICA Handbook Section 3064

The CICA issued the new Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs be expensed as incurred. There has been no impact upon adoption in the consolidated financial statements.

14

Zodiac Exploration Corp.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

Financial Instruments – Disclosures – CICA Handbook Section 3862

The CICA amended Handbook Section 3862 to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. Fair values of assets and liabilities in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than quoted prices for which all significant outputs are observable, either directly or indirectly. Level 3 valuations are based on inputs that are unobservable and significant to the overall fair value measurement. The amendments to this were adopted on December 31, 2009 and result in increased note disclosures for financial instruments.

4 Future accounting and reporting changes

International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAEs"). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements beginning on or after January 1, 2011. Consequently, as the Company has a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011 and the first audited annual financial statements will be for the year ending December 31, 2011; with comparative financial information for the respective prior periods. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet as it will be issued as part of the comparative financial information.

Below is a summary of significant standards under IFRS that may impact the financial statements of the Company. It is intended to highlight those areas the Company believes to be the most significant. The future impacts of IFRS will also depend on the particular circumstances prevailing in future years. The differences as described below, which include, but are not limited to, those existing based on Canadian GAAP and IFRS today.

15

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

IFRS 1 - First-Time Adoption of International Financial Reporting Standards provides the framework for the first time adoption of IFRS and specifies in general that an entity will apply IFRS principles retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS should be recognized directly in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. Analysis of the various accounting policy choices is ongoing and will be undertaken in 2010.

Under IFRS, the accounting for activities of the extractive industry (including oil and gas exploration) is governed by IFRS 6 (for the exploration and evaluation phase) and IAS 16 (for development and production phase). It is our current view that the Company's existing accounting practices under the Full-Cost method generally conform to these international standards.

Under IFRS, the underlying asset retirement obligation ("ARO") liability may vary from Canadian GAAP given potential variances in the rates used to present value such liabilities. In addition, the unwinding of any present value discount generally will be reflected as a cost of financing under IFRS versus accretion expense under Canadian GAAP. Such differences are not anticipated to materially impact the value of the current obligation than as calculated under Canadian GAAP.

Under IFRS, the asset impairment test is carried out by comparing the asset's carrying amount with its recoverable amount – being the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use (generally, using discounted cash flows), with the excess of carrying value being recorded as an impairment loss. The sole use of discounted cash flows may result in more frequent impairments than under Canadian GAAP.

Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets - the threshold for recognition of these items are generally lower under IFRS than under Canadian GAAP. Accordingly, there may be some contingent liabilities that may require recognition that otherwise may not have been required under Canadian GAAP.

The Company has not determined the full accounting effects of adopting IFRS, since key accounting policy alternatives and implementation decisions are currently being evaluated. However, the Company does not expect the adoption of IFRS to be a material project given the early stage nature of the Company and that the adoption of IFRS is not expected to materially impact the Company's reporting of the underlying cash flows, profitability and operating performance.

16

Zodiac Exploration Corp.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

Business Combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued CICA Handbook Sections 1582: Business Combinations, Section 1601: Consolidations, and Section 1602: Non-controlling Interest. These sections replace the former CICA Handbook Section 1581: Business Combinations and Section 1600: Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently.

17

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

5 Property and equipment

			December 31, 2009
	Cost	Accumulated depletion & depreciation	Net book value
	$	$	$
Oil and gas properties	**15,620,799**	**-**	**15,620,799**
Other	**100,982**	**28,255**	**72,727**
	15,721,781	**28,255**	**15,693,526**

			December 31, 2008
	Cost	Accumulated depletion & depreciation	Net book value
	$	$	$
Oil and gas properties	7,530,286	-	7,530,286
Other	29,122	5,887	23,235
	7,559,408	5,887	7,553,521

During the year the Company continued to participate in exploration and development activities in Nova Scotia, including the completion and testing of three wells and the shooting of a 2D seismic program in the Windsor Basin.

On June 1, 2009, the Company made an investment in and entered into a joint venture with KOS Energy Ltd. ("KOS"), a private Canadian corporation. KOS holds an exclusive use license for a radial jet drilling technology for the state of Kentucky. The Company invested $50,000 to acquire 100,000 shares of KOS and agreed to invest an additional $150,000 USD from June 15, 2009 to December 31, 2009 to earn a 40% interest in the operations and lands previously held by KOS. In addition, the Company issued 100,000 shares as a finders fee to a third party for locating and presenting the opportunity to the Company.

On December 4, 2009, the Company entered into an Assignment and Termination Agreement (the "Agreement") to re-assign its interest in the joint venture to KOS. On December 15, 2009 the Company received consideration of $159,300 and closed this transaction.

18

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

On June 8, 2009 the Company acquired the rights to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net acres) of principally contiguous land in the San Joaquin Basin in California ("California transaction"). The terms of that transaction included: the Company paid an upfront fee of US $2.5 million (CDN $2.8 million), issued 2 million common shares of the Company, and agreed to pay 100% of land lease rentals until the initial well is drilled, to complete and pay 100% of a seismic program prior to drilling the initial well and drill and pay for 100% of the first exploratory well on the Jaguar prospect (to be spud by January 2011) to earn an 80% working interest in Jaguar acreage. In addition the Company received an option to drill and pay 100% of the first exploratory well on the Hawk prospect (to be elected by May 31, 2013) to earn an 80% working interest in the Hawk acreage (approximately 4,800 gross acres (3,860 net)). The lands are entirely freehold lands and have varying royalty requirements which in quantum average approximately 20%. The 20% partner on these lands will also hold an overriding royalty that will pay 2.5% before payout and 4% after payout. In addition to the terms of the California transaction outlined above, the Company also issued 250,000 shares as a finders fee to a third party for locating and presenting the opportunity to the Company. The Company capitalized costs of $3,984,332 relating to this transaction, which includes $787,500 of non-cash consideration.

During 2009, the Company capitalized $522,494 (2008 - $nil) of general and administrative expenditures and stock based compensation costs directly attributable to exploration activities.

At December 31, 2009, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the assets.

The Company performed an impairment assessment at December 31, 2009 to assess the recoverable value of oil and gas properties and equipment, and it was concluded that an impairment was not required. This assessment was based on the continuing use of the oil and gas properties and equipment including the length of the leases, the Company's plan for further exploration and evaluation, and the likelihood that the successful development will be sufficient to recover the carrying value.

19

Zodiac Exploration Corp.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

6 Asset Retirement Obligation

The Company is legally required to restore its properties to their original condition. Estimated future site restoration costs are based upon engineering estimates of the anticipated method and the extent of site restoration required in accordance with current legislation and industry practices in the various jurisdictions in which the Company has properties.

As at December 31, 2009, the Company estimated the total undiscounted amount of cash flows required to settle its ARO to be $331,000, which is estimated to be incurred in approximately 2019. The Company calculated ARO using a discount rate of 8% and an inflation rate of 3%, which resulted in the fair value of the ARO of $206,045.

	December 31, 2009
	$
Balance, beginning of year	-
Liabilities incurred	**206,045**
Balance, end of year	**206,045**

7 Future Income Taxes

a) The significant components of the Company's future tax assets and liabilities are as follows:

	December 31, 2009	**December 31, 2008**
	$	**$**
Property and equipment	**(70,408)**	(4,717)
Non-capital loss carry forward	**604,153**	112,537
Share issuance costs	**148,185**	193,295
Asset retirement obligation	**59,754**	-
Valuation allowance	**(741,684)**	(301,115)
	-	-

20

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

b) The Company has estimated tax pools totaling $18,045,013 as follows:

		December 31, 2009
	Rate of claim	**$**
Canadian exploration expense	100%	**8,810,344**
Canadian oil and gas property expense	10%	**106,777**
Undepreciated capital cost	various	**125,644**
U.S. tax pools	100%	**6,407,978**
Share issuance costs	20%	**510,984**
Non-capital losses		**2,083,286**
		18,045,013

c) The provision for income taxes is different from the amount computed by applying the combined Federal and Provincial and State tax rates to loss before income taxes. The reasons for the difference follows:

	2009	2008
	$	**$**
Expected income tax provision (reduction) at 29%	**(512,145)**	(76,106)
Future tax differences	**(301,115)**	(225,553)
Non-deductible items	**71,576**	544
Change in tax rate and other	**-**	-
Valuation allowance	**741,684**	301,115
	-	-

21

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

8 Share Capital

a) **Authorized**

Unlimited number of common shares with voting rights.
Unlimited number of preferred shares, issuable in series.

b) **Issued**

	Number of Common Shares	Amount $
Issued, pursuant to private placement (i)	23,600,010	2,360,000
Issued, pursuant to subscription agreement (ii)	31,500,000	10,507,381
Share issue costs	-	(777,769)
Outstanding, December 31, 2008	**55,100,010**	**12,089,612**
Common shares issued on property acquisition (iii)	2,000,000	700,000
Common shares issued pursuant to Finder's Fee (iii)	250,000	87,500
Common shares issued pursuant to Finder's Fee (iv)	100,000	35,000
Outstanding, December 31, 2009	**57,450,010**	**12,912,112**

(i) On June 19, 2008, the Company completed a private placement totaling 23,600,000 common shares at a price of $0.10 per common share for gross cash proceeds of $2,360,000.

(ii) On August 8, 2008, the Company completed a subscription for additional common share units. Each unit is comprised of one common share of the Company and one non-transferrable purchase warrant ("warrant"). Each warrant entitles the holder to purchase one common share of the Company. The subscription totaled 31,500,000 common shares at a price of $0.50 per common share for gross cash proceeds of $15,750,000, of which $5,242,619 was attributed to the warrants (note 8c).

(iii) On June 8, 2009 the Company issued 2,000,000 common shares to a third party in part payment to acquire the right to drill for oil and gas on properties located in the San Joaquin Basin in California. In addition the Company also issued 250,000 common shares ($0.35 per share) to a third party for locating and presenting the

22

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

Company with the California transaction. The value of the common shares issued was included in oil and gas properties.

(iv) On June 1, 2009 the Company issued 100,000 common shares ($0.35 per share) to a third party for locating and presenting the Company with the KOS joint venture. The value of the common shares was included in oil and gas properties.

(v) Subsequent to year-end the Company issued 20,000,000 common shares ($0.259 per share) for total gross cash proceeds of $5,175,500. In addition, subsequent to year-end the Company issued 35,948,834 Units of the Company for total gross proceeds of $10,784,650 ($0.30/Unit). Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.60/share.

c) **Warrants**

	Number of Warrants	**Amount $**
Outstanding, December 31, 2009 and December 31, 2008	31,500,000	5,242,619

As part of the August 8, 2008 subscription agreement, subscribers received one warrant per unit purchased. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.50 until February 10, 2012. A value of $5,242,619 ($0.166 per warrant) has been attributed to the warrants issued under the subscription agreement based on the Black-Scholes pricing model and has been credited to warrants within shareholders' equity.

Subsequent to year end, in conjunction with the common share issuance noted in note 8 (b) (v), the Company issued 17,974,417 common share purchase warrants with an exercise price of $0.60/share. 9,574,650 warrants will expire on March 17, 2015 and 8,399,767 will expire on April 1, 2010.

d) **Stock options outstanding**

The Company established a share option plan (the "Plan") during 2008 for the benefit of officers, directors, employees and consultants of the Company. Under the Plan, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of

23

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

the Company. All currently issued options have terms of five years and vest over two years; the term, the vesting period and the price are determined at the discretion of the Board of Directors. However, the maximum option term shall not exceed five years.

The following table summarizes information about the Company's stock options outstanding at December 31, 2009:

			2009
	Number of options	**Weighted average exercise price $**	**Weighted average remaining contractual life (years)**
Balance, beginning of year	-	-	-
Granted	**3,290,000**	**0.50**	**4.52**
Cancelled	**(10,000)**	**0.50**	**4.71**
Balance, end of year	**3,280,000**	**0.50**	**4.52**

As at December 31, 2009, the Company had 2,186,667 options granted but not yet vested.

Subsequent to year-end the Board of Directors authorized an additional grant of 3,700,000 options to officers, directors and consultants of the Company. These options were issued with terms of five years and have an exercise price of $0.30 per share.

e) **Stock based compensation**

During the year ended December 31, 2009, the Company granted 3,290,000 options to officers, directors and consultants (2008 - nil), of which 10,000 were cancelled. The terms of the grant are consistent with the Plan and are exercisable at $0.50 per option. The fair value of the share options granted during the period are estimated as at the grant date using the Black-Scholes option pricing model. The assumptions used in the calculation are noted below:

Risk-free interest rate	2.30%
Expected life	5 years
Expected volatility	50%
Fair value per option	$0.124

24

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

The fair value of the options issued was $235,633 for the year ended December 31, 2009 (2008 - $nil), $183,446 has been recorded as a non-cash stock-based compensation expense and $52,187 has been capitalized for options issued to consultants directly involved in exploration activities. The total amount has been recorded as an offsetting credit to contributed surplus.

f) **Per Share Data**

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year of 56,428,229. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period. During the year, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants and vested stock options of 31,500,000 and 1,093,333 respectively, were not dilutive.

g) **Capital Management**

The Company's objectives when managing capital is to safeguard the entity's ability to continue as a going concern, so that it can ultimately provide returns for shareholders and benefits for other stakeholders. The Company manages its common shares and warrants as capital. As the Company is in the development stage its principal source of funds is from the issuance of common shares. It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects for the benefit of its stakeholders. The Company's ability to raise future capital through equity is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company's ability to continue as a going concern.

As part of the capital management program the Company monitors its working capital ratio. The Company's objective is to maintain a working capital ratio of greater than 1:1 defined as the ratio of currents assets divided by current liabilities. At December 31, 2009, the working capital ratio was 2.30:1. The Board of Directors has not established quantitative return on capital criteria for management, but rather promotes prudent capital management.

25

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

9 Related Parties

Related party transactions during the year ended December 31, 2009 not disclosed elsewhere in these consolidated financial statements are as follows:

a) Aggregate management fees of $580,732 (2008 - $154,553) were paid to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.

b) Included in accounts payable as at December 31, 2009 was $57,750 (December 31, 2008 - $34,125) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

10 Financial Instruments

a) Fair values

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 "Financial Instruments – Disclosures". These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii) Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

26

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. At December 31, 2009, the only instrument held by the Company that is subject to valuation through the hierarchy is the Company's investment in KOS Energy Ltd. the fair value of the investment is determined by the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

b) **Credit risk**

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its commercial obligations. The Company's maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At December 31, 2009, the Company had accounts receivable of $127,425, which consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company's cash and cash equivalents of $1,268,969 at December 31, 2009 consisted of balances with a Canadian Chartered Bank. Management believes that the credit risk concentration with respect to accounts receivables and cash and cash equivalents is remote.

c) **Commodity price risk**

The Company's operations are expected to eventually result in the exposure to fluctuations in commodity prices including oil, natural gas and natural gas liquids. At this time the Company does not have any production and therefore there is no need for the Company to engage in commodity price management. However, management continuously monitors commodity prices and will initiate instruments to manage exposure to these risks when it deems necessary.

27

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

d) **Interest rate risk**

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings. The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e) **Currency risk**

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. The Company does not hedge its exposure to fluctuations in the exchange rate. Future changes in exchange rates could have a material effect on the Company's business including its intended capital plans, its financial condition and results of operations.

Certain of the Company's financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the year would not have a significant impact on the Company's earnings for the year.

11 Commitments

a) During the year ended December 31, 2009 the Company entered into an operating lease agreement for the lease of office space in Calgary, Alberta for three years commencing on July 1, 2009 and ending on June 30, 2012. The annual basic rent obligation is $44,230 per annum, payable in monthly instalments of $3,686. In addition to the basic rent, additional rent is payable monthly, and includes the Company's proportionate share of all operating costs and taxes. Additional rent is estimated annually and for 2009, the monthly payments were $2,383.

b) Drilling commitments pursuant to the California transaction are included in note 5.

28

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009 and the period from incorporation on June 12, 2008 to December 31, 2008

(Expressed in Canadian dollars)

12 Comparative figures

The comparative information is for the period from incorporation of June 12, 2008 until December 31, 2008.

13 Segmented information

The Company's primary operations are limited to a single industry being the acquisition, exploration and development of petroleum and natural gas. Geographical segmentation is as follows:

			December 31, 2009 ($)
	Canada	**United States**	**Total**
Other income	21,103	-	21,103
Net (loss) income	(1,684,078)	(81,940)	(1,766,018)
Property and equipment	9,285,550	6,407,976	15,693,526

			Incorporation – December 31, 2008 ($)
	Canada	**United States**	**Total**
Other income	133,384	-	133,384
Net loss	(262,435)	-	(262,435)
Property and equipment	7,553,521	-	7,553,521

14 Subsequent events

Subsequent to December 31, 2009, the Company entered into the following transactions:

a) On January 7, 2010 the Company issued 20,000,000 common shares ($0.259 per share) for total gross proceeds of $5,175,500.

b) On March 17, 2010 the Company issued 19,149,301 Units for gross proceeds of $5,744,790. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on March 17, 2015.

29

Zodiac Exploration Corp.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

c) On April 1, 2010 the Company issued 16,799,533 Units for gross proceeds of $5,039,860. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on April 1, 2015.

d) On April 1, 2010 the Board of Directors authorized an additional grant of 3,700,000 options to officers, directors and consultants of the Company. These options were issued with terms of five years and have an exercise price of $0.30 per share.

30

Zodiac Exploration Corp.
(a Development Stage Company)

Consolidated Financial Statements

First Quarter Ended March 31, 2010

(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying unaudited interim financial statements of Zodiac Exploration Corp. (the "Company") have been prepared by and are the responsibility of the management of the Company. The financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted a review engagement in accordance with Canadian generally accepted auditing standards.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) "Murray Rodgers"
President and Chief Executive Officer

(Signed) "Randy Neely"
Chief Financial Officer

May 28, 2010
Calgary, Alberta

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Balance Sheet

As at March 31, 2010 and December 31, 2009

(Unaudited - expressed in Canadian dollars)

	March 31, 2010 $	December 31, 2009 $
Assets		
Current Assets		
Cash and cash equivalents	10,828,570	1,268,969
Accounts receivable	163,039	127,425
Prepaid expenditures	135,750	62,079
	11,127,359	1,458,473
Investment in KOS Energy Ltd.	50,000	50,000
Property, plant and equipment (note 4)	16,318,685	15,693,526
	27,496,044	17,201,999
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	504,277	634,043
	504,277	634,043
Asset retirement obligation (note 5)	210,166	206,045
	714,443	840,088
Shareholders' equity		
Share capital (note 7b)	23,092,629	12,912,112
Warrants (note 7c)	5,954,066	5,242,619
Contributed surplus	286,119	235,633
Deficit	(2,551,213)	(2,028,453)
	26,781,601	16,361,911
	27,496,044	17,201,999

Nature of operations (note 1)

Commitments (note 10)

Subsequent events (note 7(e), 10 and 12)

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Statement of Loss, Comprehensive Loss and Deficit

(Unaudited - expressed in Canadian dollars)

	March 31, 2010	March 31, 2009
	$	$
Revenue		
Interest income	**424**	11,240
	424	11,240
Expenses		
General and administrative	**384,857**	320,950
Foreign exchange loss	**91,682**	-
Stock based compensation (note 7f)	**35,903**	-
Depletion, depreciation and accretion (note 4)	**10,742**	2,443
	(523,184)	(323,393)
Net loss and comprehensive loss	**(522,760)**	(312,153)
Deficit, beginning of period	**(2,028,453)**	(262,435)
Deficit, end of period	**(2,551,213)**	(574,588)
Basic and diluted loss per share (note 7g)	**(0.01)**	(0.01)
Weighted average shares outstanding during the period	**78,873,225**	55,100,010

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Corp.

(a Development Stage Company)

Consolidated Statement of Cash Flows

(Unaudited - expressed in Canadian dollars)

	March 31, 2010 $	March 31, 2009 $
Cash flows provided used in operating activities:		
Net loss for the period	**(522,760)**	(312,153)
Items not affecting cash:		
Stock based compensation	**35,903**	-
Unrealized foreign exchange loss	**91,682**	-
Depletion, depreciation and accretion	**10,742**	2,443
	(384,433)	(309,710)
Changes in non-cash working capital		
Change in accounts receivable	**(52,385)**	(27,271)
Change in prepaid expenditures	**(73,671)**	(34,553)
Change in accounts payable and accrued liabilities	**249,537**	154,113
	(260,952)	(217,421)
Cash flows used in investing activities		
Purchase of property and equipment	**(617,197)**	(639,425)
Change in non-cash working capital		
Change in accounts receivable	**-**	556,163
Change in accounts payable and accrued liabilities	**(362,532)**	(3,262)
	(979,729)	(86,524)
Cash flows provided by financing activities		
Proceeds from issuance of common shares, net of share issue costs	**10,180,517**	-
Proceeds from issuance of warrants	**711,447**	-
	10,891,964	-
Foreign exchange loss on cash held in foreign currency	**(91,682)**	-
Change in cash and cash equivalents	**9,559,601**	(303,945)
Cash and cash equivalents, beginning of period	**1,268,969**	8,795,569
Cash and cash equivalents, end of period	**10,828,570**	8,491,624
Cash interest received	424	11,240

The accompanying notes are an integral part of these financial statements.

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

1 Nature of operations

Zodiac Exploration Corp. (the "Company") was incorporated pursuant to the provisions of the Alberta Business Corporations Act on June 12, 2008. During the period ended March 31, 2010 the Company was primarily focused on raising capital to fund its planned exploration and development program in California. During the prior year the Company was engaged in the exploration for and development and production of petroleum and natural gas in the states of California and Kentucky, and in the province of Nova Scotia. On December 15, 2009 the Company disposed of all of its oil and gas exploration and development interests in Kentucky. To date, the Company has no oil and gas revenues and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11.

At March 31, 2010, the Company has not yet achieved profitable operations, has accumulated a deficit of $2,551,213 (December 31, 2009 - $2,028,453) since its inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early development stages. As at March 31, 2010, the Company's cash balance was $10,828,570 (December 31, 2009 - $1,268,969). On January 7, 2010, the Company sold 20,000,000 shares for gross proceeds of $5,175,500. On March 17, 2010 the Company sold 19,149,301 units ("Unit") for gross proceeds of $5,744,790. Each Unit consisted of one common share and ½ of a common share purchase warrant with an exercise price of $0.60/share per whole warrant, which will expire on April 1, 2015 (the "Warrant"). Subsequent to March 31, 2010, the Company completed two additional private placements of Units, issuing an additional 18,223,200 Units for gross proceeds of $5,466,960. These available funds are expected to be adequate to fund the Company's planned 2010 capital expenditures. In addition the Company is currently seeking additional

7

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

equity financing to expand its 2010 activities and fund activities beyond 2010. This additional equity financing is subject to the global financial markets and economic conditions, which continue to be volatile, and the debt and equity markets, which have been distressed, particularly for junior oil and gas companies. These factors, together with the repricing of credit risk and the continuing fragile economic conditions, will likely continue to make it more challenging to obtain cost effective funding.

2 Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), using the same accounting policies and methods as per the annual audited consolidated financial statements for the year ended December 31, 2009. They do not include all of the disclosures required by Canadian GAAP, and should be read in conjunction with the most recent annual audited consolidated financial statements of the Company.

The results of operations for the three months ended March 31, 2010 are not necessarily indicative of those to be expected for the entire year ending December 31, 2010.

3 Future accounting and reporting changes

International Financial Reporting Standards ("IFRS")

On February 13, 2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAEs"). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements beginning on or after January 1, 2011. Consequently, as the Company has a December 31 year-end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011 and the first audited annual financial statements will be for the year ending December 31, 2011; with comparative financial information for the respective prior periods. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet as it will be issued as part of the comparative financial information.

Below is a summary of significant standards under IFRS that may impact the financial statements of the Company. It is intended to highlight those areas the Company believes to be the most significant. The future impacts of IFRS will also depend on the particular

8

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

circumstances prevailing in future years. The differences as described below, which include, but are not limited to, those existing based on Canadian GAAP and IFRS today.

IFRS 1 - First-Time Adoption of International Financial Reporting Standards provides the framework for the first time adoption of IFRS and specifies in general that an entity will apply IFRS principles retrospectively. IFRS 1 also specifies that the adjustments that arise on retrospective conversion to IFRS should be recognized directly in retained earnings. Certain optional exemptions and mandatory exceptions to retrospective application are provided under IFRS 1. Analysis of the various accounting policy choices is ongoing and will be completed in 2010.

Under IFRS, the accounting for activities of the extractive industry (including oil and gas exploration) is governed by IFRS 6 (for the exploration and evaluation phase) and IAS 16 (for development and production phase). It is our current view that the Company's existing accounting practices under the Full-Cost method generally conform to these international standards.

Under IFRS, the underlying asset retirement obligation ("ARO") liability may vary from Canadian GAAP given potential variances in the rates used to present value such liabilities. In addition, the unwinding of any present value discount generally will be reflected as a cost of financing under IFRS versus accretion expense under Canadian GAAP. Such differences are not anticipated to materially impact the value of the current obligation as calculated under Canadian GAAP.

Under IFRS, the asset impairment test is carried out by comparing the asset's carrying amount with its recoverable amount – being the higher of the asset's or cash generating unit's fair value less costs to sell and its value in use (generally, using discounted cash flows), with the excess of carrying value being recorded as an impairment loss. The sole use of discounted cash flows may result in more frequent impairments than under Canadian GAAP.

Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets - the threshold for recognition of these items is generally lower under IFRS than under Canadian GAAP. Accordingly, there may be some contingent liabilities that require recognition that otherwise would not have been required under Canadian GAAP.

The Company has not determined the full accounting effects of adopting IFRS, since key accounting policy alternatives and implementation decisions are currently being evaluated. However, the Company does not expect the adoption of IFRS to be a material project given the early stage nature of the Company and that the adoption of IFRS is not expected to

9

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

materially impact the Company's reporting of the underlying cash flows, profitability and operating performance.

Business Combinations, Consolidated Financial Statements and Non-controlling Interest

In January 2009, the CICA issued CICA Handbook Sections 1582: Business Combinations, Section 1601: Consolidations, and Section 1602: Non-controlling Interest. These sections replace the former CICA Handbook Section 1581: Business Combinations and Section 1600: Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. It provides the Canadian equivalent to IFRS 3, Business Combinations (January 2008). The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.

CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements (January 2008).

CICA Handbook Sections 1601 and 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently.

10

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

4 Property and equipment

			March 31, 2010
	Cost	Accumulated depletion & depreciation	Net book value
	$	$	$
Oil and gas properties	**16,251,602**	**-**	**16,251,602**
Other	**101,959**	**34,876**	**67,083**
	16,353,561	**34,876**	**16,318,685**

			December 31, 2009
	Cost	Accumulated depletion & depreciation	Net book value
	$	$	$
Oil and gas properties	15,620,799	-	15,620,799
Other	100,982	28,255	72,727
	15,721,781	28,255	15,693,526

On June 8, 2009 the Company acquired the rights to drill for petroleum and natural gas on approximately 19,700 gross acres (15,750 net acres) of principally contiguous land in the San Joaquin Basin in California ("California transaction"). The terms of that transaction included: the Company paid an upfront fee of US $2.5 million (CDN $2.8 million), issued 2 million common shares of the Company, and agreed to pay 100% of land lease rentals until the initial well is drilled, to complete and pay 100% of a seismic program prior to drilling the initial well and drill and pay for 100% of the first exploratory well on the Jaguar prospect (to be spud by January 2011) to earn an 80% working interest in Jaguar acreage. In addition the Company received an option to drill and pay for 100% of the first exploratory well on the Hawk prospect (to be elected by May 31, 2013) to earn an 80% working interest in the Hawk acreage (approximately 4,800 gross acres (3,860 net)). The lands are entirely freehold lands and have varying royalty requirements, which in quantum average approximately 20%. The 20% partner on these lands will also hold an overriding royalty that will pay 2.5% before payout and 4% after payout. In addition to the terms of the California transaction outlined above, the Company also issued 250,000 shares as a finder's fee to a third party for locating

11

Zodiac Exploration Corp.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

and presenting the opportunity to the Company. The Company capitalized costs of $3,984,332 relating to this transaction, which included $787,500 of non-cash consideration.

During the three months ended March 31, 2010, the Company capitalized $247,398 (March 31, 2009 - $nil) of general and administrative expenditures and stock based compensation costs directly attributable to exploration activities.

At March 31, 2010, the balance of the oil and gas properties related to unproven properties, and the Company has not commenced principal operations, accordingly there has been no depletion or depreciation recorded against the assets.

5 Asset Retirement Obligation

The Company is legally required to restore its properties to their original condition. Estimated future site restoration costs are based upon engineering estimates of the anticipated method and the extent of site restoration required in accordance with current legislation and industry practices in the various jurisdictions in which the Company has properties.

As at March 31, 2010, the Company estimated the total undiscounted amount of cash flows required to settle its ARO to be $331,000 (December 31, 2009 - $331,000), which is estimated to be incurred in approximately 2019. The Company calculated ARO using a discount rate of 8% and an inflation rate of 3%, which resulted in the recording of ARO of $210,166 (December 31, 2009 - $206,045).

	March 31, 2010
	$
Balance, beginning of period	**206,045**
Accretion	**4,121**
Balance, end of period	**210,166**

12

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

6 Future Income Taxes

a) The significant components of the Company's future tax assets and liabilities are as follows:

	March 31, 2010 $	December 31, 2009 $
Property and equipment	(72,159)	(70,408)
Non-capital loss carry forward	757,538	604,153
Share issuance costs	144,711	148,185
Asset retirement obligation	60,948	59,754
Valuation allowance	(891,038)	(741,684)
	-	-

b) The Company has estimated tax pools totaling $19,171,065 as follows:

	Rate of claim	March 31, 2010 $
Canadian exploration expense	100%	9,031,179
Canadian oil and gas property expense	10%	104,107
Undepreciated capital cost	various	116,629
U.S. tax pools	100%	6,817,947
Share issuance costs	20%	499,005
Non-capital losses		2,602,198
		19,171,065

7 Share Capital

a) **Authorized**

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

13

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

b) **Issued**

	Number of Common Shares	Amount $
Outstanding, December 31, 2008	55,100,010	12,089,612
Common shares issued on property acquisition (i)	2,000,000	700,000
Common shares issued pursuant to Finder's Fee (ii)	250,000	87,500
Common shares issued pursuant to Finder's Fee (iii)	100,000	35,000
Outstanding, December 31, 2009	**57,450,010**	**12,912,112**
Common share issued (iii)	20,000,000	5,175,500
Common shares issued through private placement (iv)	19,149,301	5,033,343
Share issue costs	-	(28,326)
Outstanding, March 31, 2010	**96,599,311**	**23,092,629**

(i) On June 8, 2009 the Company issued 2,000,000 common shares to a third party in part payment to acquire the right to drill for oil and gas on properties located in the San Joaquin Basin in California. In addition the Company issued 250,000 common shares ($0.35 per share) to a third party for locating and presenting the Company with the California transaction. The value of the common shares issued was included in oil and gas properties.

(ii) On June 1, 2009 the Company issued 100,000 common shares ($0.35 per share) to a third party for locating and presenting the Company with the KOS joint venture. The value of the common shares was included in oil and gas properties.

(iii) On January 7, 2010, the Company issued 20,000,000 common shares ($0.259 per share) for total gross cash proceeds of $5,175,500.

(iv) On March 17, 2010, as part of a larger private placement, the Company issued 19,149,301 Units of the Company for total gross proceeds of $5,744,790 ($0.30/Unit). Each Unit consisted of one common share and one half of one share purchase warrant with an exercise price of $0.60/share.

14

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

c) **Warrants**

	Number of Warrants	Weighted Average Exercise Price $	Amount $
Outstanding, December 31, 2009 and December 31, 2008 (i)	31,500,000	1.50	5,242,619
Warrants issued on private placement (ii)	9,574,650	0.60	711,447
Outstanding, March 31, 2010	41,074,650	1.29	5,954,066

(i) As part of the August 8, 2008 subscription agreement, subscribers received one warrant per unit purchased. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.50 until February 10, 2012. A value of $5,242,619 ($0.166 per warrant) has been attributed to the warrants issued under the subscription agreement based on the Black-Scholes pricing model and has been credited to warrants within shareholders' equity.

(ii) In conjunction with the common shares issued noted in note 7(b)(iv), the Company issued 9,574,650 common share purchase warrants with an exercise price of $0.60/share and an expiration date of March 17, 2015.

The fair value of the warrants issued during the period are estimated as at the grant date using the Black-Scholes option pricing model. The assumptions used in the calculation are noted below:

Risk-free interest rate	2.25%
Expected life	3.5 years
Expected volatility	67.5%
Fair value per whole warrant	$0.074

The fair value of the warrants issued was $711,447, which has been allocated from the gross proceeds received on the private placement.

(iii) Subsequent to March 31, 2010, in conjunction with the common share issuance noted in note 7(b)(v), the Company issued an additional 9,116,600 common share purchase warrants with an exercise price of $0.60/share and with expiration dates of April 1, 2015 and April 9, 2015.

15

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

d) **Stock options outstanding**

The Company established a share option plan (the "Plan") during 2008 for the benefit of officers, directors, employees and consultants of the Company. Under the Plan, the number of common shares to be reserved and authorized for issuance pursuant to options granted under the Plan cannot exceed 10% of the total number of issued and outstanding shares of the Company. All currently issued options have terms of five years and vest over two years; the term, the vesting period and the price are determined at the discretion of the Board of Directors. However, the maximum option term shall not exceed five years.

During the period ended March 31, 2010, there were no stock options granted or exercised, and there were no cancellations or expiries. The following table summarizes information about the Company's stock options outstanding and exercisable at March 31, 2010:

Exercise price ($)	Number of options	Weighted average exercise price $	Weighted average remaining contractual life (years)
0.50	**3,280,000**	**0.50**	**4.27**

As at March 31, 2010, the Company had 2,186,667 options granted but not yet vested.

e) Performance Warrants

Subsequent to March 31, 2010 the Company issued 7,000,000 performance warrants to officers of the Company. These performance warrants have an exercise price of $0.30/share, a term of five years and vest in four equal increments with the initial increment occurring on a liquidity event for the Company. The additional vesting increments occur based on the market price of the common shares with 100% of the performance warrants being vested upon the achievement of a common share price equal to two times the initial liquidity price.

17

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

f) **Stock based compensation**

During the year ended December 31, 2009, the Company granted 3,290,000 options to officers, directors and consultants, of which 10,000 were cancelled. The terms of the grant are consistent with the Plan and are exercisable at $0.50 per option. The fair value of the share options granted are estimated as at the grant date using the Black-Scholes option pricing model. The assumptions used in the calculation are noted below:

Risk-free interest rate	2.30%
Expected life	5 years
Expected volatility	50%
Fair value per option	$0.124

Compensation expense recognized for the period ended March 31, 2010 was $50,486 (March 31, 2009 - $nil), $35,903 has been recorded as a non-cash stock-based compensation expense and $14,583 has been capitalized for options issued to consultants directly involved in exploration activities. The total amount has been recorded as an offsetting credit to contributed surplus.

g) **Per Share Data**

Basic earnings per share are calculated based on the weighted average number of shares outstanding during the period of 78,873,225. The treasury stock method is used for the calculation of diluted loss per share. Under this method, it is assumed that proceeds from the exercise of dilutive securities are used by the Company to repurchase Company shares at the average price during the period. During the period, the Company did not have any dilutive securities outstanding. The issued and outstanding warrants and vested stock options of 41,074,651 and 1,093,333 respectively, were not dilutive.

h) **Capital Management**

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern, so that it can ultimately provide returns for shareholders and benefits for other stakeholders. The Company manages its common shares and warrants as capital. As the Company is in the development stage its principal source of funds is from the issuance of common shares. The Company's ability to raise future capital through equity is

18

Zodiac Exploration Corp.

(a Development Stage Company)

Notes to the Consolidated Financial Statements

For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company's ability to continue as a going concern.

As part of the capital management program the Company monitors its working capital ratio. The Company's objective is to maintain a working capital ratio of greater than 1:1 defined as the ratio of currents assets divided by current liabilities. At March 31, 2010, the working capital ratio was 22:1 (2009 – 2.30:1). The Board of Directors has not established quantitative return on capital criteria for management, but rather promotes prudent capital management.

8 Related Parties

Related party transactions during the period ended March 31, 2010 not disclosed elsewhere in these consolidated financial statements are as follows:

a) Aggregate management fees of $165,000 (March 31, 2009 – $121,086) were paid and are payable to officers of the Company and recorded in the consolidated statement of loss, comprehensive loss and deficit.

b) Included in accounts payable as at March 31, 2010 was $63,579 (December 31, 2009 - $57,750) payable to directors and officers of the Company.

Transactions with related parties are recorded at the exchange amount, being the price agreed to between the parties.

19

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

9 Financial Instruments

a) Fair values

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying value due to their short-term nature.

Effective December 31, 2009, the Company adopted the amendments to CICA Section 3862 "Financial Instruments – Disclosures". These amendments require the Company to present information about financial instruments measured at fair value in accordance with a three level hierarchy. The hierarchy groups financial assets and liabilities into three levels based on the significance of inputs used in measuring the fair values of the financial assets and liabilities. The fair value hierarchy has the following levels:

(i) Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii) Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
(iii) Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. At March 31, 2010, the only instrument held by the Company that is subject to valuation through the hierarchy is the Company's investment in KOS Energy Ltd. The fair value of the investment is determined by the best available information including regard for market conditions and other factors that a market participant would consider for such investments.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its commercial obligations. The Company's maximum credit risk exposure is limited to the carrying value of its accounts receivable and cash and cash equivalents. At March 31, 2010, the Company had accounts receivable of $163,039, which

20

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

consisted primarily of Goods and Services Tax due from the Federal Government of Canada. The Company's cash and cash equivalents of $10,828,570 at March 31, 2010 consisted of balances with a Canadian Chartered Bank and a US Chartered Bank. Management believes that the credit risk concentration with respect to accounts receivables and cash and cash equivalents is remote.

c) **Commodity price risk**

The Company's operations are expected to eventually result in the exposure to fluctuations in commodity prices including oil, natural gas and natural gas liquids. At this time the Company does not have any production and therefore there is no need for the Company to engage in commodity price management. However, management continuously monitors commodity prices and will initiate instruments to manage exposure to these risks when it deems necessary.

d) **Interest rate risk**

The Company has $nil short or long term interest bearing debt and therefore is only exposed to interest rate risk through its cash holdings. The Company manages its exposure to interest rate risk by entering into term deposits with fixed interest rates.

e) **Currency risk**

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in US dollars. The Company does not hedge its exposure to fluctuations in the exchange rate. Future changes in exchange rates could have a material effect on the Company's business including its intended capital plans, its financial condition and results of operations.

Certain of the Company's financial instruments are exposed to fluctuations in the US dollar, including cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. A hypothetical change of 10% to the foreign exchange rate between the US dollar and the Canadian dollar applied to the average level of US denominated cash and cash equivalents during the three months ended March 31, 2010 would have had approximately a $500,000 impact on the Company's earnings for the quarter.

21

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

10 Commitments

a) The Company holds an operating lease agreement for the lease of office space in Calgary, Alberta for three years commencing on July 1, 2009 and ending on June 30, 2012. The annual basic rent obligation is $44,230 per annum, payable in monthly instalments of $3,686. In addition to the basic rent, additional rent is payable monthly, and includes the Company's proportionate share of all operating costs and taxes. Subsequent to the end of the quarter, the Company terminated this existing lease for a termination fee of approximately $20,000 and entered into a lease for office space with an annual basic rent obligation of $38,350, payable in monthly instalments of $3,195. In addition to the basic rent, additional rent is payable monthly, and includes the Company's proportionate share of all operating costs and taxes.

b) Drilling commitments pursuant to the California transaction are included in note 4.

11 Segmented information

The Company's primary operations are limited to a single industry being the acquisition, exploration for and development and production of petroleum and natural gas. Geographical segmentation is as follows:

			March 31, 2010 ($)
	Canada	**United States**	**Total**
Interest income	424	-	424
Net loss	(522,304)	(456)	(522,760)
Property and equipment	9,500,741	6,817,944	16,318,685

			Incorporation – December 31, 2009 ($)
	Canada	**United States**	**Total**
Interest income	21,103	-	21,103
Net loss	(1,684,078)	(81,940)	(1,766,018)
Property and equipment	9,285,550	6,407,976	15,693,526

22

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

12 Subsequent events

Subsequent to March 31, 2010, the Company entered into the following transactions:

a) On April 1, 2010 the Company issued 16,799,533 Units for gross proceeds of $5,039,860. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on April 1, 2015.

b) On April 1, 2010 the Board of Directors authorized an additional grant of 3,700,000 options to officers, directors and consultants of the Company. These options were issued with terms of five years and have an exercise price of $0.30 per share.

c) On April 6, 2010 the Board of Directors authorized a grant of 7,000,000 Performance Warrants to officers of the Company. These Performance Warrants were issued with terms of five years and have an exercise price of $0.30 per share (note 7(e))

d) On April 9, 2010 the Company issued 1,423,667 Units for gross proceeds of $427,100. Each Unit consisted of one common share and one half of a share purchase warrant. Each warrant has an exercise price of $0.60/share and will expire on April 9, 2015.

e) On June 3, 2010, the Company entered into a letter of intent ("Letter of Intent") with Peninsula Resources Ltd. ("Peninsula"), whereby Peninsula will combine with the Company. The transaction (the "Transaction"), when completed, will be a reverse take-over ("RTO") for the purposes of the requirements of the TSX Venture Exchange. Peninsula will issue 1.45 common shares for every outstanding common share of the Company. In addition, Peninsula will reserve additional common shares on the same basis (1.45:1.0) for the exercise of the current outstanding share purchase warrants and stock options of the Company. On August 19, 2010 the Company entered into a definitive Arrangement Agreement with Peninsula which set out the specific details of the Transaction. The Transaction is scheduled to close September 24, 2010, and remains subject to several conditions including: (a) the approval of the TSV Venture Exchange; (b) the approval of the shareholders of Peninsula and the Company; (c) closing occurring not later than October 15, 2010; and (d) other customary closing conditions.

22

Zodiac Exploration Corp.
(a Development Stage Company)
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2010

(Unaudited - expressed in Canadian dollars)

f) Subsequent to the end of the quarter the Company initiated efforts to raise up to CDN $50 million through the issuance of subscription receipts. The Company currently expects to raise CDN$40 million at an issue price for each subscription receipt of $0.51. Each subscription receipt will entitle the holder to receive one share of the Company. Upon closing of the Transaction, described above, the subscription receipts will be converted into shares of the Company, which will then be immediately exchanged for Peninsula common shares on the basis of 1.45 Peninsula common shares for each 1.0 share of the Company. The closing of the private placement is expected to occur in early September, 2010. Upon closing of the private placement, the proceeds from the sale of the subscription receipts will be deposited into escrow and will be released to the Company upon closing of the Transaction. The proceeds from the private placement will be used to fund the continued exploration and development activities and for general corporate purposes.

23

Schedule “I”

Pro Forma Financial Statements of the Resulting Issuer

Zodiac Exploration Corp.
Pro Forma Constructed Consolidated Statement of Loss and Deficit
For the three months ended March 31, 2010
(Unaudited - Expressed in Canadian Dollars)

	Peninsula Resources Inc.	Zodiac Exploration Corp.	Pro Forma Adjustment	Notes	Zodiac Exploration Corp. Pro Forma
	$	$	$		$
Revenue
Interest income	-	424	-		424
	-	424	-		424
Expenses
General and administrative, net of recoveries	24,657	384,857	-		409,514
Foreign exchange (gain)/loss	(12)	91,682	-		91,670
Stock-based compensation	-	35,903	-		35,903
Depletion, depreciation and amortization	-	10,742	-		10,742
	24,645	523,184	-		547,829
Net Loss for the period	(24,645)	(522,760)	-		(547,405)

Loss per share - basic and diluted (note 3b)	(0.00)	(0.01)			(0.00)

Zodiac Exploration Corp.
Notes to the Pro Forma Constructed Consolidated Financial Statements
(Unaudited)
(in CDN Dollars)

1.

Basis of presentation

The accompanying unaudited pro forma constructed consolidated balance sheet of Zodiac Exploration Corp. (“Zodiac”) as at March 31, 2010 and the unaudited pro forma constructed consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009 (collectively the “pro forma consolidated financial statements”) have been prepared to reflect the reverse takeover transaction (that does not constitute a business combination) of Peninsula Resources Ltd. (“Peninsula”) by Zodiac.  The unaudited pro forma constructed consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009 give effect to the reverse takeover transaction of Peninsula as if the transactions occurred on January 1, 2009. The pro forma constructed consolidated balance sheet gives effect to the transactions as if all transactions had occurred on March 31, 2010.

The financial year-ends of Zodiac and Peninsula are non-coterminous, in which the financial year ends on December 31 for Zodiac and June 30 for Peninsula. Given that the financial year-end of Peninsula differs from Zodiac by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102 the unaudited constructed consolidated statement of loss and deficit of Zodiac for the year ended December 31, 2009 has been prepared using information from the audited financial statements of Zodiac for the year ended December 31, 2009, the unaudited interim financial statements of Peninsula for the period ended December 31, 2009, and the adjustments and assumptions outlined below.  The unaudited pro forma constructed consolidated balance sheet as at March 31, 2010 and statement of loss and deficit of Zodiac for the period ended March 31, 2010 has been prepared using information from the unaudited financial statements of Zodiac as at and for the period ended March 31, 2010, the unaudited interim financial statements of Peninsula as at and for the period ended March 31, 2010, and the adjustments and assumptions outlined below.  The pro forma constructed consolidated financial statements have been prepared from information derived from and should be read in conjunction with the following:

•

Zodiac’s audited financial statements as at and for the year ended December 31, 2009;

•

Zodiac’s unaudited interim financial statements as at and for the three months ended March 31, 2010;

•

Peninsula’s audited financial statements as at and for the year ended June 30, 2009;

•

Peninsula’s unaudited interim financial statements as at and for the nine months ended March 31,2010 and 2009;

•

Peninsula’s unaudited interim financial statements as at and for the six months ended December 31, 2009 and 2008; and

The pro forma constructed consolidated financial statements have been prepared by management and include all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma constructed consolidated financial statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

Accounting policies used in preparation of the pro forma constructed consolidated financial statements are the same as those disclosed in Zodiac’s audited financial statements for the year ended December 31, 2009.

2.

Pro Forma unaudited constructed consolidated balance sheet adjustments

a)

On June 3, 2010, Zodiac and Peninsula signed a letter agreement pursuant to which Peninsula agreed to acquire all of the issued and outstanding shares of Zodiac.  This letter agreement was superseded by an arrangement agreement dated July 27, 2010 (the “Arrangement Agreement”).  Pursuant to the terms of the Arrangement Agreement, Zodiac shareholders will receive, for each Zodiac common share held, 1.45 Peninsula common shares, and Peninsula shareholders will continue to Peninsula common shares held immediately prior to the transaction.  Based on certain assumptions, it is anticipated that, after the Zodiac and Peninsula reverse takeover transaction (that does not constitute a business combination) and which has been accounted for in accordance with CICA Handbook Emerging Issues Committee Abstract (EIC) 10 – Reverse Takeover Accounting (“EIC-10”), (a) Zodiac shareholders will hold 166,492,641 Peninsula common shares, representing approximately 95% of the outstanding Peninsula common shares and (b) Peninsula shareholders will hold 8,661,644 Peninsula common shares, representing approximately 5% of the outstanding Peninsula common shares.

b)

As at June 3, 2010 there are 5 million Peninsula warrants issued and outstanding.

c)

Following the completion of the amalgamation, it is anticipated that there will be 97,823,564 Peninsula common shares issuable on exercise of the Peninsula options and warrants.

3.

Pro Forma unaudited constructed consolidated statements of operations (three months ended March 31, 2010 and for the year ended December 31, 2009.   The unaudited constructed consolidated statements of operations for the three months ended March 31, 2010 and for the year ended December 31, 2009 gives effect to the following assumptions and adjustments as if the transaction described in note 2 (a) had occurred on January 1, 2009:

a)

Transaction costs are recorded as a charge to the retained earnings to the extent of cash available in Peninsula.  The balance of the transaction costs are charged to income in accordance with EIC-10.  Zodiac has accrued $750,000 in transaction costs ($724,281 net of Peninsula cash position).

b)

The net (loss) per Zodiac share has been based on the following weighted average number of shares outstanding during the period after giving effect to the Transaction in 2.

Common Shares		Number of	Pro Forma
	Note	Shares	Shares

Weighted Average Shares Outstanding - Zodiac	2 (a)	96,599,311	140,069,001

Weighted Average Shares Outstanding - Peninsula		3,661,644	3,661,644

Pro Forma Shares Outstanding at March 31, 2010		N/A	143,730,645

c)

Share Capital – Non Pro Forma

i)

Common Shares - Zodiac

Subsequent to the end of the quarter ended March 31, 2010, Zodiac issued through two private placement closings, 18,223,200 units for total gross proceeds of $5,466,960.  Each unit consisted of one common share of Zodiac and one half of one share purchase warrant with an exercise price of $0.60/share exercisable until April 1, 2015 for 8,399,766 warrants, and April 9, 2015 for 711,834 warrants.

ii)

Common Shares – Peninsula

Subsequent to the end of the third quarter (March 31, 2010), Peninsula completed a private placement of 4,750,000 units (in addition to the 250,000 units issued on March 31, 2010) for total gross proceeds of $475,000 (in addition to the $25,000 gross proceeds received on March 31, 2010).  Each unit consisted of one common share and one common share purchase warrant with an exercise price of $0.125/share, exercisable until April 21, 2011.

iii)

Performance Warrants - Zodiac

Effective April 6, 2010, Zodiac issued performance warrants (“Zodiac Warrants”) exercisable into a total of 7,000,000 common shares (“Zodiac shares”) to certain officers.  Each Zodiac Warrant will vest and become exercisable as to 1,750,000 Zodiac Shares upon the completion of the RTO, with the remaining Zodiac Warrants to vest as follows: (i) one third upon the price per share achieving 1.33x the Initial Liquidity Price; (ii) one third upon the price per share achieving 1.66x the Initial Liquidity Price; and (iii) one third on the price per share achieving 2.0x the Initial Liquidity Price.  The Initial Liquidity Price is defined as the price achieved on any contemporaneous financing with the listing of the common shares on a recognized stock exchange or in the event of no contemporaneous financing occurred it would be the weighted average price of the shares calculated on the twenty-first trading day following the listing of the common shares on a recognized stock exchange.

Schedule “J”

Audit Committee Charter of the Resulting Issuer

ZODIAC EXPLORATION INC.
(the “Corporation”)

Mandate and Responsibilities of the Audit Committee of the Board Of Directors

1.

Role and Membership

The Audit Committee (the “Committee”) shall be a committee to the Board of Directors of the Corporation.

The Committee shall consist of not fewer than three (3) such directors, one of whom shall be the Chairman of the Committee.  Subject to the requirements of applicable law, a majority of the members of the Committee shall be “independent” (as such term is used in National Instrument 52-110 – Audit Committees) who are outside directors, independent of management and free of any relationship which would interfere or appear to interfere with the exercise of independent judgment as Committee members. For clarity, a majority of the members of the Committee may not, other than in their capacity as a member of the Committee, the Board or any other Board committee, accept any consulting, advisory or other compensatory fee from the Corporation, and may not be an affiliated person of the Corporation or any subsidiary thereof, unless otherwise approved by a majority of the Board of Directors.  Subject to the requirements of applicable law, a majority of the members shall be financially literate, as defined in National Instrument 52-110, being able to read and understand financial statements that present a level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer's financial statements.

One member shall have past employment in finance, accounting or any other comparable experience or background providing financial expertise. The Committee composition, including the qualifications of its members, shall comply with the applicable requirements of any stock exchange on which the Corporation may list its securities and of securities regulatory authorities, as such requirements may be amended from time to time.

The Chairman of the Committee and its members shall be elected annually by the Board of Directors following recommendation of the Governance Committee and the Chairman of the Board.

A majority of members of the Committee shall constitute a quorum.

2.

Authority

The Committee has the authority to:

(a)

Engage independent counsel and other advisors as it determines necessary to carry out its responsibilities.

(b)

Set and pay the compensation for any advisors employed by the Committee.

(c)

Communicate directly with the external and internal auditors.

(d)

Communicate directly with the management and staff as and when the Committee deems appropriate.

(e)

Determine or direct the training and or professional development of Committee members.

(f)

To conduct or authorize investigations into any matters within the scope of the Committee's responsibilities, with full access to all books, records, facilities and personnel of the Corporation, its auditors and its legal advisors.

3.

Mandate and Responsibilities

The Committee will work closely and cooperatively with such officers and employees of the Corporation, its auditors, and/or other appropriate advisors and with access to such information as the Committee considers being necessary or advisable in order to perform its duties and responsibilities, as assigned by the Board of Directors, in the following areas:

4.

Review of Audited Financial Statements

(a)

Review the annual and interim financial statements and MD&A, as applicable, prior to distribution to shareholders and make specific recommendations to the Board of Directors. As part of this process the Committee should:

(b)

Review the content of the MD&A and/or report to shareholders in the context of prevailing and proposed legislation.

(c)

Review the appropriateness of any changes to the underlying accounting principles and practices.

(d)

Review the appropriateness of estimates, judgments of choice and level of conservatism of accounting principles.

(e)

Review business risks, uncertainties, commitments and contingent liabilities.

5.

Engagement of External Auditors

The Committee shall recommend to the Board of Directors the appointment of the external auditor for the purpose of preparing or issuing an audit report or performing other audit, review or attest functions. The external auditors shall report directly to the Committee.

The Committee shall review and approve the engagement letter. As part of this review the Committee reviews and recommends to the Board of Directors for their approval the auditor's fees for the annual audit. The Committee is responsible for the oversight of the work of the Corporation's auditor for the purpose of preparing or issuing an audit report or related work, and the auditor shall report directly to the Committee.

The Committee shall receive a written statement not less than annually from the external auditor describing in detail all relationships between the auditor and the Corporation that may impact the objectivity and independence of the auditor. The Committee shall review annually with the Board of Directors the independence of the external auditors and either confirm to the Board of Directors that the external auditors are independent or recommend that the Board of Directors take appropriate action to satisfy itself of the external auditor's independence.

The Committee will take reasonable steps to confirm the independence of the independent auditor, which shall include:

(a)

ensuring receipt from the independent auditor of the written statement referred to above; and

(b)

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor.

The Committee shall review and pre-approve all non-audit services to be provided to the Corporation by its external auditors.

6.

Review and Discussion with External Auditors

The Committee shall review with the external auditors and management the annual external audit plans which would include objectives, scope, timing, materiality level and fee estimate.

The Committee shall request and review an annual report prepared by the external auditors of any significant recommendations to improve internal control and corresponding management responses.

The Committee shall make specific inquiry of the external auditors relating to:

(a)

Performance of management involved in the preparation of financial statements.

(b)

Any restrictions on the scope of audit work.

(c)

The level of cooperation received in the performance audit.

(d)

The effectiveness of the work of internal audit.

(e)

Any unresolved material differences of opinion or disputes between management and the external auditors.

(f)

Any transactions or activities which may be illegal or unethical.

(g)

Independence of the external auditor including the nature and fees of non-audit services performed by external audit firms and its affiliates.

The Committee shall resolve disagreements between management and the external auditors regarding financial reporting.

7.

Review and Discussion with Management

The Committee shall review and assess the adequacy and quality of organization and staffing for accounting and financial responsibilities.

The Committee shall review with management the annual performance of the external and internal audit.

8.

Review of Other Documents

The Committee shall ensure all material documents relating to the financial performance, financial position or analysis thereon are reviewed by the Committee or another appropriate committee, as designated by the Board of Directors. Such documents would include, but not be limited to, interim financial statements, and the annual meeting materials.  The Committee may designate the responsibility for review to any two members of the Committee. The Committee shall review and monitor practices and procedures adopted by the Corporation assure compliance with applicable laws, regulations and other rules, and where appropriate, make recommendations or reports thereon to the Board of Directors.

The Committee shall review significant changes in the accounting principles to be observed in the preparation of the accounts of the Corporation or in their application, and in financial disclosure presentation.

The Committee shall prepare or review such reports as may be required by any applicable securities regulatory authority to be included in the Corporation's Information Circular or any other disclosure document of the Corporation.

9.

Other Responsibilities

The Board may from time to time refer to the Committee such matters relating to the financial affairs of the Corporation as the Board may deem appropriate.

The Committee must review and approve the Corporation's hiring policies regarding employees and former employees of the present and former auditors of the Corporation.

10.

Meetings

The Committee shall meet at such times as deemed necessary by the Board of Directors or the Committee.

11.

Handling of Complaints

The Committee shall maintain procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters. These procedures for the receipt, retention and treatment of complaints shall be set out in a separate “whistleblower” policy.

12.

Annual Review

The Committee shall review and assess the adequacy of its mandate annually, report to the Board of Directors thereon and recommend any proposed changes to the Board of Directors for approval. The Committee shall also perform an annual evaluation of the performance of the Committee and shall report the results of the evaluation to the Chairman of the Governance Committee of the Corporation's Board of Directors.

CERTIFICATE OF ISSUER

DATED:   August 27, 2010

The foregoing document constitutes full, true and plain disclosure of all material facts relating to the securities of Peninsula Resources Ltd. assuming completion of the acquisition by Peninsula Resources Ltd. of all of the issued and outstanding shares of Zodiac Exploration Corp.

ON BEHALF OF PENINSULA RESOURCES LTD.

(signed) Graham Reveleigh
President

(signed) Charles Ross
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Len Guenther
Director

(signed) Dieter Schindelhauer
Director

CERTIFICATE OF TARGET COMPANY

DATED:  August 27, 2010

The foregoing document as it relates to Zodiac Exploration Corp. constitutes full, true and plain disclosure of all material facts relating to the securities of Zodiac Exploration Corp.

ON BEHALF OF ZODIAC EXPLORATION CORP.

(signed) Murray Rodgers
Chief Executive Officer

(signed) Randy Neely
Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Robert Cross
Director

(signed) Douglas Allen
Director